SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act 1934
Report on Form 6-K dated May 27, 2011
British Telecommunications plc
(Translation of registrant’s name into English)
BT Centre
81 Newgate Street
London EC1A 7AJ
England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑            Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐            No ☑
Enclosure: British Telecommunications plc — Annual Report & Form 20-F 2011

SIGNATURES
          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

British Telecommunications plc
By:	/s/ Heather Brierley
	Name:	Heather Brierley
	Title:	Secretary

Date: May 27, 2011

2

Bringing it all together
Annual
Report &
Form 20-F

2011
As a wholly-owned subsidiary of BT Group plc, British Telecommunications plc meets the conditions set forth in General Instruction (I)(1)(a) and (b) of Form 10-K as applied to reports on Form 20-F and is therefore filing this Form 20-F with the reduced disclosure format.

BT is one of the world’s leading communications services companies, serving the needs of customers in the UK and in more than 170 countries worldwide.
CONTENTS

2	Report of the Directors
	2	Business review
	19	Financial review
	28	Statutory information
30	Statement of directors’ responsibilities
31	Report of the independent auditors – consolidated financial statements
33	Consolidated financial statements
90	Report of the independent auditors – parent company financial statements
91	Financial statements of British Telecommunications plc
108	Subsidiary undertakings and associate
109	Additional information for shareholders
114	Cross reference to Form 20-F
This is the Annual Report for the year ended 31 March 2011. It complies with UK regulations and comprises part of the Annual Report on Form 20-F for the US Securities and Exchange Commission to meet US regulations.
     In this Annual Report, references to “BT”, “BT plc”, “the group”, “the company”, “we” or “our” are to British Telecommunications plc and its subsidiaries and lines of business, internal service units or any of them as the context may require.
     References to ‘a year’ are to the financial year ended 31 March of that year, eg ‘2011’ refers to the year ended 31 March 2011 except in relation to our super-fast fibre-based broadband roll out plans which are based on calendar years, not financial years. Unless otherwise stated, all non financial statistics are at 31 March 2011 except BT Infinity customer numbers which are at 6 May 2011. Please see cautionary statement regarding forward-looking statements on page 109.
     A number of measures quoted in this Annual Report are ‘non-GAAP measures’ provided in addition to the disclosure requirements of IFRS. These include EBITDA, adjusted EBITDA and free cash flow. The rationale for using non-GAAP measures is explained on page 26. Reconciliations from non-GAAP measures to the most directly comparable IFRS measure are detailed in the Financial review on page 26.

British Telecommunications plc Annual Report and Form 20-F 2011 1

REPORT OF THE DIRECTORS
BUSINESS REVIEW
OUR BUSINESS AND STRATEGY
Who we are
British Telecommunications plc (BT) is a wholly-owned subsidiary of BT Group plc and encompasses virtually all business and assets of the BT Group. Our strategy and policies follow the strategy and policies of BT Group plc which are described in this Business Review.
     BT is one of the world’s leading communications services companies, serving the needs of customers in the UK and in more than 170 countries worldwide.
What we do
Our main activities are the provision of fixed telephony lines and calls, broadband, mobile and TV products and services as well as networked IT services.
     In the UK we are a leading communications services provider. We sell products and services to consumers, small and medium-sized enterprises (SMEs) and the public sector. We also sell wholesale products and services to communications providers (CPs) in the UK and around the world. Globally, we supply managed networked IT services to multinational corporations, domestic businesses and national and local government departments.
Our aim
Our aim is to drive shareholder value by making BT a better business with a better future. Last year we set out a three-year plan to achieve this aim. Our strategy focuses on three key areas – customer service delivery, cost transformation and investing for the future. These three areas are the building blocks for making BT a better business. The better we serve our customers, the less time and money we spend on fixing faults and by transforming our costs we create new opportunities for investment in our future. By investing in our strategic priorities we expect to deliver growth in 2013.
Customer service delivery
Our strategy starts with customer service and we continually work to improve the level of customer experience. In practice this means keeping our promises, being easy to contact and straightforward to deal with; it means keeping our customers informed and taking prompt action to put things right if they have cause to complain; above all it means trying to do things ‘right first time’.
     ‘Right first time’ is our key measure for customer service. It measures how often we get things right the first time for our customers: this is important as failure increases our costs. In 2011 we achieved a 3 per cent improvement in this measure which compares with a 10.5 per cent improvement in 2010. This shows that we made further progress this year but the scale was less than in previous years due to a number of issues, particularly a large increase in provision volumes requiring engineer visits. These were up over 25 per cent in the year. In addition, the very poor winter weather both increased repair demand and reduced our ability to deploy engineers effectively. In order to meet these challenges we recruited additional engineers and have now brought repair work in hand to the equivalent of a day and a half’s work. Provision lead times improved to an average of 10 days at the end of March 2011. We will learn from what went wrong and will work more closely with our CP customers to ensure that together we provide better volume forecasts and we have a more flexible resource that can meet peaks of demand more effectively.
     We did make progress in a number of other areas. Call handling times for consumer sales improved by 19 seconds due to the introduction of Agent.com, a new system that allows our sales agents to process orders faster and more effectively. With the rollout of a desktop help system, broadband consumer customers can now solve many problems without the need to call our service centres. Within BT Retail, our ‘one contact resolution’ aims to deal with customer queries in one call. We saw the number of queries dealt with in one contact increase by 15 per cent in BT Consumer and 9 per cent in BT Business. Within BT Global Services’ ‘right first time’ programme, we reduced customer faults by 11 per cent.
     We believe the changes we have made, and will make in the next financial year, will deliver significantly improved service levels for our customers.
Cost transformation
Cost transformation goes hand in hand with getting it ‘right first time’ for customer service – we have continued with our drive to improve operational efficiency across the business, from using IT systems more effectively and driving savings from suppliers, to streamlining internal processes and ways of working.
     In 2011 we made good progress with our cost transformation activities, which have contributed to our operating costs savings of £1.1bn, representing a 7 per cent decline in our operating cost base. This represents a cumulative reduction in our cost base of almost £2bn over the last two years. All of our lines of business and internal service units have made a contribution to the delivery of these savings. See Transforming our cost base on page 20 of the Financial review for further details. Savings have been delivered from targeted cost reduction programmes which focus on:
•	eliminating the cost of failure across the group

•	an overhead value analysis programme, which provides a structured approach to reducing costs

•	process re-engineering, which reviews processes end-to-end across the group to remove unnecessary steps.
These actions have allowed us to operate more efficiently and consequently reduce our costs while at the same time reducing failure in our processes which assist customer service.
     We have also continued to review procurement arrangements with our major suppliers on a group-wide basis and have improved supply terms and service delivery.
     As a result of increased efficiency across our operations we have continued to reduce net labour costs, which were down 7 per cent. As far as possible, we try to retain our permanent workforce through redeployment, retraining and in-sourcing work which has been previously performed by third parties. Around 4,000 people have been re-skilled and redeployed into roles within BT in 2011.
Investing for the future
By being more efficient in customer service and transforming our cost base we can provide services to our customers on a more competitive basis and improve our cash generation. This is critical as it creates the opportunity for us to invest in our strategic priorities as well as pay dividends to shareholders, support the pension fund and reduce our overall level of debt.
     In 2010 we set out five strategic priorities which are underpinned by our views of the markets we operate in. By focusing investment around these strategic priorities we believe we will build a better future for all our stakeholders.
     In 2011 we added a new strategic priority which reflects our work to embed sustainability and corporate responsibility at the core of our business.
Our strategic priorities
Driving broadband-based consumer services
Competition in the UK consumer market is intense and customers’ demands are evolving. Around 99 per cent of UK premises now have access to broadband and customers are increasingly buying their line and calls service together with broadband and TV. We already provide a comprehensive broadband service offering many features and offer attractively priced bundles of services.

2 British Telecommunications plc Annual Report and Form 20-F 2011	Report of the Directors – Business review

During 2011 we made the following progress:
•	we grew our retail broadband customer base to 5.7m, up 11 per cent

•	144,000 customers now take our super-fast fibre-based broadband service, BT Infinity

•	79 per cent of the total UK broadband market, including cable, is now delivered over the BT network, with our retail share at 29 per cent

•	our retail share of Digital Subscriber Line (DSL) and Local Loop Unbundling (LLU) net additions in the fourth quarter of 2011 was 64 per cent, the highest share of quarterly additions in eight years

•	BT Vision’s customer base grew to 575,000.
Looking ahead, we are aiming to grow the number of services we provide customers by building on our position as the market leader in broadband. TV is a growth area for us and one that will benefit from the roll-out of super-fast broadband. On-demand TV is becoming more popular and TV services will become increasingly personalised and interactive. It is for those reasons that we are investing in content and delivery, improving the user-interface for BT Vision and participating in the YouView joint venture.
     In addition, over the coming years we expect to see the emergence of a range of broadband-based consumer services, building on new and existing services. There will also be new opportunities in the entertainment and networked home space, such as energy usage management and home automation.
     Our future plans for driving broadband-based consumer services include:
•	continuing to offer attractive bundled voice, broadband and TV services

•	enhancing our entertainment offering with services such as online gaming

•	seeking new opportunities to differentiate our services, for example by using our wi-fi network.
Being the ‘Brand for Business’ for UK SMEs
We are the leading provider of fixed-line communications services for SMEs in the UK, and we are well-placed to grow our revenue from IT and mobility services. The market remains highly fragmented and we believe this provides us with further opportunities to become the main brand SMEs trust by providing a one-stop shop for all their communications needs, and will help us to increase our market share.
     During 2011 we made the following progress:
•	improved trends in BT Business compared with prior years, with revenue only marginally down in 2011

•	IT services and mobility revenue grew by 17 per cent and 14 per cent, respectively.
     Our opportunities for growth include selling new services to our existing customer base and helping customers migrate to cloud-based services, which allow customers to connect to broadband and IT services on a more flexible basis.
     Our future plans for becoming the ‘Brand for Business’ for UK SMEs include:
•	increasing the number of SME customers buying our services

•	selling more IT services and mobility to our existing SME customers

•	offering bundles which combine fixed and mobile communication and IT services.
BT Global Services – a global leader
BT Global Services is already a global leader in the provision of managed networked IT services. Over the past year we have focused on improving the performance of the business by simplifying the portfolio, rationalising systems and networks, industrialising the process of bid management and exploiting standardisation and automation. During the year we adopted an industry sector-based structure to help focus on customer needs in four global sectors:
Banking & Financial Markets; Commerce; Consumer Packaged Goods; and Government & Health. We also invested in growth areas such as multi-protocol label switching (MPLS), Ethernet, unified communications, security, customer relationship management, mobility and cloud services. Last year we identified the Asia Pacific region as a target for investment and we are strengthening our ability to support new and existing customers in this growing market.
     During 2011 we made the following progress:
•	we delivered operating cash flow of £119m, a year ahead of target

•	order intake was £7.3bn

•	we invested to grow our presence in the Asia Pacific region

•	we have been recognised as a leader, winning the award for ‘Best Global Operator’ at the World Communication Awards 2010.
Our future plans include:
•	building on our strong market position in managed networked IT services

•	expanding further to serve our customers in fast-growing economies

•	developing our relationships with our target customers, and improving their customer experience

•	building and enhancing industry based solutions in key sectors

•	making our operations more efficient

•	generating around £200m of operating cash flow in 2012.
The wholesaler of choice
BT is committed to supplying CPs in the UK and overseas with vital communications infrastructure and services. While we are already the largest wholesaler in Europe, there are significant opportunities for us to win new business. We aim to be the ‘wholesaler of choice’ in the UK, where we already have more than 1,000 CP customers, provide fixed-line services to the five key mobile operators and are the established partner for carriers. We also operate an international wholesale business, where we serve customers in over 170 countries.
     During 2011 we made the following progress:
•	our managed network services (MNS) revenue grew by 8 per cent

•	40 per cent of BT Wholesale’s external revenue is now underpinned by long-term contracts

•	our second generation copper broadband service is available to over 65 per cent of UK premises

•	we received the ‘Best Wholesale Carrier’ award in the World Communication Awards 2010.
Our future plans for becoming the wholesaler of choice include:
•	increasing the proportion of revenue under long-term contract by selling new MNS contracts

•	making investments in Wholesale Broadband Connect, our second generation broadband, which we plan to extend to cover around 80 per cent of UK premises by December 2011

•	launching IP services that enable our CP customers to enter and exploit new and emerging markets

•	increasing capacity on our IP platforms to meet growing customer demand

•	continuing to evolve our next generation product portfolio for the global wholesale market.
The best network provider
BT is the largest provider of fixed-lines in the UK and through Openreach we manage the ‘last mile’ of the UK access network. We offer access to this network to other CPs on an open and equal basis.
     It is our aim to improve network reliability, extend our Ethernet footprint, continue our super-fast broadband roll-out and put in place systems improvements and transformation programmes to enhance our proposition, reduce our cost base and make it easier for CPs to do business with us.

Report of the Directors – Business review	British Telecommunications plc Annual Report and Form 20-F 2011 3

During 2011, we made the following progress:
•	we rolled out our super-fast fibre-based broadband network to reach over 4m UK premises

•	we contributed to the growth of the broadband market in the UK by the provision of 7.6m external unbundled lines, up 15 per cent

•	we extended our footprint to over 1,000 Ethernet fibre nodes, providing the largest Ethernet network in the UK

•	we commenced testing a 1Gbps service over fibre-to-the-premises.
Our £2.5bn investment in super-fast fibre-based broadband will make the UK one of the best connected countries in the world.
     Our super-fast fibre roll-out plans are ambitious and we are working to pass two thirds of UK premises by the end of 2015. To deliver this we are installing 30,000 cabinets, connecting 200,000 distribution points, enabling over 1,000 exchanges and laying over 50,000km of fibre. We have developed and refined our systems and processes to enable us to deliver fibre faster and we are upgrading more than 250 cabinets and enabling around 80,000 premises each week to access fibre.
     We also aim to bring fibre to homes and businesses in the ‘final third’ of the UK, given the right investment and regulatory conditions and access to Government funds.
     We are planning to roll out two solutions as part of our super-fast broadband deployment:
•	fibre-to-the-cabinet (FTTC) where new fibre-optic cables link telephone exchanges to road-side cabinets and our copper lines are used to deliver super-fast broadband to premises

•	fibre-to-the-premises (FTTP) where new fibre-optic cables are deployed the whole way from the exchange to the premises.
We have deployed FTTC first and are on track to pass around 5m premises during 2011. Currently, we are conducting FTTP trials at a number of sites with speeds of up to 1Gbps and full commercial FTTP is expected to be launched in 2011.
     We see the Government’s creation of Broadband Delivery UK (BDUK) as a positive step in providing services to the ‘final third’ of premises in rural areas of the country where it is not currently economic to provide super-fast broadband services. We are committed to exploring ways to extend the footprint of super-fast broadband, and our deployments in Cornwall and Northern Ireland demonstrate that commitment.
     All parts of the business play a role in the delivery of super-fast broadband:
•	Openreach is building the fibre access infrastructure which will offer super-fast broadband to all CPs on an open and equal basis

•	BT Wholesale is developing products and services which use the Openreach network so it can offer managed super-fast broadband to its CP customers

•	BT Retail and BT Global Services will purchase the BT Wholesale offer and design their own propositions and services for end users, for instance BT Infinity

•	BT Innovate & Design and BT Operate both play a key role in leading the design, development and end-to-end testing of the platforms, systems and products that will underpin our propositions for customers.
Through Openreach we have continued to invest in our market-leading UK Ethernet footprint. Ethernet is a data service primarily used by businesses to create their own private networks and can run over copper or fibre.
     Being the best network provider is not just about expanding coverage. Openreach has made substantial progress in improving the copper access network in recent years. Network resilience has been improved through an extensive programme of work, accompanied by efficiency gains with regard to provision and repair times. As a result of these efforts, customers now experience a copper line fault once in every 14 years compared with once in every nine years as experienced four years ago.
Our future plans for becoming the best network provider include:
•	continuing with our super-fast broadband roll-out

•	providing new access products such as duct and pole access

•	improving our overall efficiency while improving the resilience and reliability of our networks

•	increasing our potential FTTC speeds to up to 80Mbps.
A responsible and sustainable business leader
We believe that long-term profitable growth can be aided by supporting the communities in which we operate and through sustainable business practices. We are committed to contributing positively to society, the economy and the environment through our operations, our employees and our products and services. We aim to provide products and services which enable our customers to be more sustainable by making use of innovative communication and managed networked IT services.
     Even though this is a new strategic priority, we are already recognised as a responsible and sustainable business leader. For example we have:
•	cut our absolute carbon footprint by 53 per cent since 1997 and reduced energy consumption by 2.5 per cent in 2011

•	invested money and in-kind contributions worth £27.6m supporting responsible and sustainable business activities, exceeding our commitment to invest at least 1 per cent of group pre-tax profits

•	launched a new online fundraising service for UK charities called MyDonate, the first online fundraising service not to charge a subscription fee or commission

•	maintained gold sector status in the Dow Jones Sustainability Index and ‘Platinum Plus’ level in the Business in the Community Corporate Responsibility Index. We also won awards such as the World Communication Awards ‘Green Award’.
More details of our corporate responsibility activities can be found at Our corporate responsibility on page 15.
     An increasing number of customers are seeking to source from suppliers that can demonstrate a strong track record in improving the sustainability of their own businesses. Our credentials as a responsible and sustainable business leader support our ability to win and retain customers. We also plan to contribute in many other ways through the responsible use of resources; through our employment; and through our community involvement. Our drive for BT to be a better business with a better future is therefore linked to our commitment to be a leader in corporate responsibility and sustainability.
     Our future plans for maintaining and enhancing our position as a responsible and sustainable business leader include:
•	building stronger communities through the power of our technology and people

•	reducing carbon emissions and our impact on the environment through our operations and products

•	behaving responsibly towards our customers, people and our suppliers

•	promoting MyDonate for the benefit of charities and fundraising.
How we measure our progress
We measure our overall progress by two key performance indicators: reported free cash flow and customer service improvement.
Reported free cash flow
Reported free cash flow in 2011 was £2,015m, compared with £1,935m in 2010 (see Financial review page 21).
Customer service
In 2011 we achieved a 3 per cent increase in the internal scores we use to measure customer service. This compares with a 10.5 per

4 British Telecommunications plc Annual Report and Form 20-F 2011	Report of the Directors – Business review

cent improvement in 2010. See customer service delivery on page 2 for more information.
Outlook
We are focusing on long-term profitable revenue growth. Underlying revenue excludes the impact of foreign exchange movements, acquisitions and disposals and specific items. As transit traffic is low-margin and significantly impacted by regulatory reductions in mobile termination rates, with no impact on the group’s profitability, we have excluded transit revenue from our key measure of underlying revenue performance of the group. Underlying revenue excluding transit was down 3% in 2011 and we expect it to be in the range down 2 per cent to flat in 2012 and to grow by up to 2 per cent in 2013.
OUR MARKETS AND CUSTOMERS
We compete in a number of markets including the consumer and SME markets in the UK and delivering managed networked IT services globally. We also offer a range of wholesale and access products and services to CPs, both in the UK and internationally.
     In the UK, regulation and the open, commercial marketplace have created one of the most competitive telecoms markets in the world. Some of the products and services we offer in the UK are regulated because of our significant market power in some sectors. See Regulation on page 6 for more information. We also offer access services on an open and equal basis to all CPs.
UK consumers
The consumer fixed-line telecoms market in the UK is highly competitive, with more than 160 companies offering broadband and/or voice services. Although total UK residential fixed-line call minutes have declined 18 per cent over the past three years, the number of residential lines is up 2 per cent over this period according to Ofcom data. The decline in fixed-line call minutes can be attributed to factors such as consumers increasingly using mobile phones rather than fixed-line phones, while the continued growth in fixed-line broadband has helped slow the decline in the number of residential lines.
     BT is the leading provider of fixed-line voice and broadband services in the UK consumer market. We provide consumers with a range of services including fixed-line voice, broadband and TV products and services. We also provide directory services – both in print and via directory enquiries – and sell telephones and computer equipment through our online retail presences.
     BT’s share of the fixed-line market has declined from 69 per cent to 51 per cent over the past three years, reflecting the competitive nature of the market and continued growth in LLU. The share of the fixed-line market provided by cable has remained flat at 18 per cent over the same period.
     An important change in the consumer market occurred when regulation was modified to allow us to sell our products and services in bundles to customers for one price. This has allowed us to compete with other providers in offering attractive bundles: 40 per cent of UK consumers currently buy triple-play services of broadband, pay TV and fixed-line telephony.
     We sell our services to consumers online – directly and via selected affiliates – and through our call centres. We also advertise across a range of media including TV and social media, such as Facebook. More information about our products and services for UK consumers can be found in BT Retail on page 11.
     The UK broadband market is highly competitive. Following a period of industry consolidation, our main competitors are Virgin Media, TalkTalk Group and Sky. Between us we account for 87 per cent of the broadband market.
The UK consumer broadband market has grown to reach more than 17.7m households. BT has contributed to this growth by supplying LLU over which suppliers can deliver broadband services. The UK is now the sixth largest broadband market in the world by number of households.
     Broadband penetration has increased year-on-year and the fixed broadband penetration rate now exceeds 65 per cent. This has been driven by the increasing use of the internet by consumers. The number of adults accessing the internet every day has increased 42 per cent over the past three years.
     We believe that fixed broadband will remain most popular with customers and mobile broadband will be largely complementary. The increasing importance of broadband-enabled services in our daily lives and initiatives such as the Government sponsored Race Online 2012 have contributed to continued growth in the broadband market.
     Pay TV services remain popular with customers and this sector continues to grow in size. The UK pay TV market is estimated at around £5.7bn and has increased by over 30 per cent in the past three years. Customers value the convenience of internet-based TV content. Ofcom data shows that 31 per cent of internet-enabled households watched catch-up TV online, up from 23 per cent a year earlier.
     There are a number of companies in the UK market supplying pay TV, video-on demand, and catch-up TV services. YouView, the joint venture between the BBC, ITV, Channel 4, BT and others is expected to be launched in calendar year 2012 and will make a significant contribution to the UK TV market.
UK SMEs
The overall SME market in the UK is estimated as having 4.8m customers with spend on IT, broadband and network services estimated at about £29bn. Competition to supply services to SME customers remains fragmented, with many of our competitors typically focusing on specific segments of the market depending on customer size, focus and geography. Our competitors include companies focused on providing services to SMEs such as Daisy and Opal, larger companies such as Virgin Media and Cable & Wireless Worldwide, and mobile operators and IT services companies such as Phoenix IT and Computacenter.
     We are the leading provider of fixed-line communications services for SMEs in the UK market. Our share of the fixed-line market is 52 per cent and we have around 1m SME customers, characterised by their diversity. They range from start-ups and ‘microbusinesses’ with fewer than 10 employees to medium-sized business with up to 1,000 employees.
     The recession has had an impact on SMEs’ spending levels with the markets for fixed-line voice and data, mobile services and IT services all declining since 2008. IT services spend is expected to resume growth in calendar year 2011, while we expect the fixed-line voice and data market to continue to decline, driven in part by the significant fall in fixed-line business call minutes. A positive trend in the market is SME customers’ increasing preference to buy bundled services, comprising fixed lines, mobile and broadband.
     Calendar year 2011 saw a modest recovery in the economy with GDP growth becoming positive after shrinking 3.5 per cent the previous year, but conditions for SMEs remain challenging. We have seen a 14 per cent reduction year-on-year in the number of companies going into liquidation, but levels remain above historical trends.

Report of the Directors – Business review	British Telecommunications plc Annual Report and Form 20-F 2011 5

Global networked IT services
The global market for networked IT services is fragmented with a wide range of products and services and with many different competitors, from large IT corporations and network-based vendors, such as BT, through to niche technology suppliers.
     Estimates of industry size and growth trends vary. The global IT services market is estimated to have a value of US$584bn. (Source: IDC Global IT services market size. Source Worldwide Black Book Q1, 2011). After several years of relatively flat spend on IT services due to economic conditions, many industry analysts are forecasting higher rates of growth for 2012.
     Demand for network based IT services continues to evolve with customers increasingly seeking to unify their communications (where an organisation’s infrastructure, mobility, desktop and applications work together more effectively). They are also looking to virtualise their infrastructure (virtualisation or cloud services where customers’ business applications can be provided across BT’s network rather than from their own premises, for example virtual data or contact centre solutions). They continue to want their networked IT services delivered securely, efficiently and globally.
     Increasingly, our customers are asking us to help them capture the opportunities in a recovering economy, as well as reducing costs and improving efficiency in their businesses. As well as helping customers reduce their capital expenditure, virtualised services, such as virtual data centres also provide energy savings.
     We are a global leader in the networked IT services market with around 7,000 corporate and public sector customers.
     We supply networked IT services to national and local government organisations and other public sector bodies around the world. We are one of the largest suppliers of networked IT services for the UK Government. The UK Government, collectively, is BT’s largest customer, but the provision of services to any one of its departments or agencies does not comprise a material proportion of our revenue. Except as described in Our relationship with HM Government on page 7, the commercial relationship between BT as a supplier and the UK Government as a customer is on a normal customer and supplier basis.
     We are also seeing customers maintaining a focus on energy efficiency, ethical supply chain and other components of responsible and sustainable business practices. Through BT Conferencing we are a leading supplier of videoconferencing services globally and we have seen growing demand for videoconferencing, a service which helps both to drive business efficiency and limit emissions by reducing travel.
Wholesale
BT operates in wholesale markets in the UK through BT Wholesale and Openreach, and outside of the UK primarily through the wholesale arm of BT Global Services. BT’s wholesale customers are fixed and mobile operators, internet service providers (ISPs), broadcasters and other CPs. We have over 1,000 such customers in the UK many more around the world.
     The landscape for wholesale communications remains competitive following the significant market consolidation of recent years. Competition continues to increase as a result of wholesale carriers rolling out their own IP network infrastructure and the switch from legacy to next generation products. Our competitors in the UK include Cable & Wireless Worldwide, TalkTalk Group, Virgin Media and COLT, as well as a range of equipment vendors. Many of these competitors are also customers. Internationally, we compete with the wholesale divisions of local incumbents and alternative network operators as well as global wholesale players.
     The wholesale market is beginning to adopt next generation communications services like IP voice, higher speed broadband over copper and fibre and Ethernet for data connectivity. We have seen continued bandwidth growth with capacity more than trebling on our network over the past five years. To support the rapid growth of high bandwidth services like video over fixed and mobile networks, a number of service providers are buying wholesale managed services to meet this demand quickly rather than building their own infrastructure.
     We expect the sale of wholesale managed network services to continue to grow in line with developments in services like fixed and mobile broadband and internet-based TV.
     In the UK, Ofcom regulates some of our wholesale broadband products based on geographic markets: in Market Three, which contains the most competitive exchanges (mainly urban areas) our wholesale broadband products are not regulated; in Market Two where there is some competition (mainly suburban areas), and in Market One where there is very little or no competition (mainly rural areas), our products are regulated.
Access
In the UK, we manage the ‘last mile’ of the access network – the copper wires and fibre connecting homes and businesses to their local telephone exchange – through Openreach. We offer wholesale access products and services on an open and equal basis to CPs so that they can offer voice and broadband services to their own end customers.
     The competitive challenge we face in the UK access market varies according to geography. We face direct competition in urban and metropolitan areas with some competition in rural areas. We also face competition from cable and mobile across our footprint.
     We supply a range of access products directly to large and small CPs. This includes products such as LLU (which enables CPs to lease the local loop infrastructure from Openreach to offer voice and broadband to their own customers), Wholesale Line Rental (WLR) and Ethernet products. Under new obligations, we will also be offering products which give greater access to our underlying network infrastructure such as access to ducts and poles.
     In the traditional fixed-line access market, we continue to see a steady rise in the number of households in unbundled exchange areas, which over the last three years has risen by around 5 per cent.
     In the UK local access market, the roll-out of BT’s super-fast broadband network will improve the services available to customers. Other companies have also embarked on rolling out high-bandwidth broadband networks, making this a competitive sector. Demand for high bandwidth Ethernet access services also continued to grow.
     We also provide backhaul services for mobile voice and data. We expect to see more demand for these services with the increasing use of smartphones and tablet devices. We believe that this market will continue to develop in the coming years with the roll-out of next generation access networks and high bandwidth applications.
Regulation
Regulation in the UK
Electronic communications regulation in the UK is conducted within a framework set out in various EU directives, regulations and recommendations. The framework was recently reviewed and amended directives are expected to be implemented by late May 2011 in the UK and other EU member states.
Ofcom
Ofcom was set up under the Office of Communications Act 2002 to provide a single, seamless approach to regulating the entire UK communications market. Its principal duties are to further the interests of citizens in relation to communications matters, and to further the interests of consumers in relevant markets, where appropriate by promoting competition. Ofcom regulation takes the form of sets of conditions laid down under the Communications Act

6 British Telecommunications plc Annual Report and Form 20-F 2011	Report of the Directors – Business review

2003 (Communications Act), and directions under these conditions. Some conditions apply to all providers of electronic communications networks and services; others apply to individual providers, which Ofcom has designated as universal service providers or having significant market power (SMP) in a particular market.
Conditions applying to all providers
Although these general conditions are concerned mainly with consumer protection, they also include requirements relating to general access and interconnection; standards; emergency planning; the payment of administrative charges; the provision of information to Ofcom; and numbering. A separate condition regulates the provision of premium rate services. The Electronic Communications Code applies to all CPs authorised to carry out streetworks and similar activities for network provision.
Conditions applying to BT
Universal service obligations (USO) are defined in an order issued by the Secretary of State. BT is the designated supplier of universal service for the UK, excluding the Hull area where KCOM Group is the designated provider. Our primary obligation is to ensure that basic fixed-line services are available at an affordable price to all citizens and consumers in the UK. Other conditions relate to payphones and social needs schemes. The UK Government’s plans for the digital economy have created a fund of up to £830m that is available via competitive tender to bidders in order to deliver the Government’s ambition for rural next generation access. This is not part of BT’s USO, but BT is likely to be one of the providers eligible to bid for such funds.
Significant market power designations
Ofcom is also required by EU directives to review relevant markets regularly, and determine whether any CP has SMP in those markets. Where Ofcom finds that a provider has SMP, it must impose appropriate remedies that may include price controls. In 2011 Ofcom completed market reviews of the Wholesale Local Access (WLA), Wholesale Broadband Access (WBA), WLR and ISDN30 markets, covering products such as LLU and IPstream. Ofcom’s WLA review conclusions include new obligations on BT to provide a fibre-based Virtual Unbundled Local Access (VULA) product and an obligation to share our ducts and poles for fibre-based broadband purposes.
     In the WBA market, Ofcom increased the size of the mainly urban deregulated geographic market (Market Three), and introduced a price regulation obligation in the rural areas (Market One) subject to further consultation on appropriate charge controls (see SMP charge controls below). Ofcom has deregulated the ISDN30 market at the retail level and proposed charge controls at wholesale level subject to further consultation (see SMP charge controls below). Later in the 2011 calendar year, Ofcom is expected to begin a market review of the business connectivity markets covering products such as retail and wholesale leased lines.
SMP charge controls
As a result of SMP designations, the charges we can make for a number of wholesale services are subject to regulatory controls which are designed to ensure that our charges are reasonably derived from costs, plus an appropriate return on capital employed. These include:
•	network charge controls (NCC) on wholesale interconnect services – we operate under interconnection agreements with most other CPs

•	partial private circuits (PPC) charge controls applying to certain wholesale leased lines that BT provides to other network operators

•	certain wholesale Ethernet access and backhaul services

•	LLU and WLR.
Ofcom is currently consulting on charge controls for WBA Market One, LLU, WLR and ISDN30 Wholesale products.
     Ofcom has imposed SMP charge control regulation on the mobile call termination market with effect from April 2011. Termination rates charged by mobile network operators will fall to 0.69 pence per minute by April 2014. This will enable us to cut the cost of calling mobiles from fixed lines.
     Regulatory decisions by Ofcom are subject to appeal.
BT’s Undertakings
In response to Ofcom’s 2005 strategic review of telecommunications, we proposed a number of legally-binding Undertakings under the Enterprise Act 2002 (Enterprise Act). These Undertakings, which included the creation of Openreach, were accepted by Ofcom and came into force in September 2005. The Undertakings are intended to deliver clarity and certainty to the UK telecommunications industry about the way BT will provide ‘upstream’ regulated products to support effective and fair competition in related ‘downstream’ markets. Ofcom acknowledges that BT’s delivery of the Undertakings has enabled deregulation in more competitive downstream markets. The vast majority of the commitments in the Undertakings have been delivered.
Business Rates
The European Commission formally investigated the way the UK Government set the rates payable on BT’s infrastructure and those paid by KCOM, and whether or not the UK Government complied with EU rules on state aid. The Commission decisions in October 2006 that no state aid had been granted was appealed. In January 2011, the appeal was rejected as inadmissable.
Our relationship with HM Government
We can be required by law to do certain things and provide certain services for the UK Government. For example, under the Communications Act, we (and others) can be required to make and implement plans for the provision or restoration of services in connection with disasters. Additionally, under the Civil Contingencies Act 2004, the UK Government can impose obligations on us (and others) at times of emergency and in connection with civil contingency planning. Also, the Secretary of State can require us to take certain actions in the interest of national security and international relations.
Regulation outside the UK
BT must comply with the regulatory regimes in the countries in which we operate and this can have a material impact on our business.
European Union
Communications regulation in each EU country is conducted within the regulatory framework determined by EU directives, regulations and recommendations. The manner and speed with which the existing directives have been implemented vary from country to country. National regulators are working together in the Body of European Regulators for Electronic Communications to introduce greater harmonisation in their approach to the assessment of SMP and the imposition of appropriate remedies.
The rest of the world
The vast majority of the communications markets in which we operate around the world are subject to regulation. The degree to which these markets are liberalised varies widely, and our ability to compete is severely constrained, to a greater or lesser degree, in many countries. We continue to press incumbent operators and their national regulatory authorities around the world (including in the EU) for cost-related non discriminatory wholesale access to their networks, where appropriate, and for advance notice of any changes

Report of the Directors – Business review	British Telecommunications plc Annual Report and Form 20-F 2011 7

to their network design or technology which would have an impact on our ability to serve our customers.
Competition law
In addition to communications industry-specific regulation, BT is subject to the Competition Act 1998 in the UK and to EU competition law.
OUR RESOURCES
BT’s resources include our people, physical networks and property estate; our expertise and intellectual property; our brand and reputation; and close relationships with people and organisations, including major customers and suppliers. We seek to steward these assets and relationships in a responsible and sustainable manner. We strive to recruit and retain talented people, so that the company can best serve its customers, build relationships, remain innovative and reduce its impact on the physical environment. We are investing to enhance our resources in the long-term interests of the company and all its stakeholders. For example, as described elsewhere in this report, we are committing £2.5bn to build a super-fast broadband network in the UK, while expanding activities outside the UK, with a particular focus on the Asia Pacific region. We continue the innovation which is vital to any company in our sector – we filed 62 patent applications over the past year.
Brand and reputation
When we develop our relationships with customers, when we make innovative and useful products, we build our reputation. BT is proud to be one of the UK’s most trusted brands – our latest research shows that customers’ engagement with our brand has gone up 4.5 per cent over the past year. Being a responsible and sustainable business leader contributes to this.
     Our brand values underpin how we like to get things done at BT. They outline the behaviour our employees can expect from each other and what our customers can expect from us.
•	trustworthy: we do what we say we will

•	helpful: we work as one team

•	inspiring: we create new possibilities

•	straightforward: we make things clear

•	heart: we believe in what we do.
As the official communications partner to the London 2012 Olympic Games and Paralympic Games, we are providing the critical communications infrastructure to power the Games. The partnership is already delivering real benefits and it is also helping us to engage with local communities. Six out of 10 BT people who were surveyed as part of our annual employee survey say the partnership makes them feel proud to work here.
     As well as the Games themselves, the BT Paralympic World Cup in Manchester in May 2011 is in its second successful year. Our ‘Road to 2012’ project with the National Portrait Gallery celebrates those who are collectively making the Games happen.
People
Our people are a key resource and we are proud of what they achieve for our business. We continually work on improving the engagement and motivation of our people as this leads to better business performance and higher levels of customer service.
     We recognise the quality of our leadership is vital to the success of BT. We ensure leaders at all levels understand what is expected of them in leading and developing their teams.
     Part of valuing our people is to recognise our responsibility when the requirement for various skills changes over time. We have a successful track record of redeploying people by helping them learn new skills and find jobs within BT’s growth areas or while seconded to another organisation.
     We have people on different types of working arrangements including part-time, term-time and job share. Our resources at 31 March 2011 were equivalent to 75,660 full-time employees in the UK, and around 16,940 outside the UK.
     We continue to support an inclusive working environment where people can develop their careers and expect to be treated fairly, regardless of their race, sex, religion/beliefs, disability, marital or civil partnership status, age, sexual orientation, gender or caring responsibilities. We also work with specialist recruitment agencies to enable the recruitment of people with disabilities and we run a retention service to ensure that people can stay with us even if their capabilities change.
     We look to improve customers’ experiences of BT by giving our people up-to-date skills, tools and experience needed to do their jobs. This starts with our nationally-recognised apprentice schemes, which recruited nearly 500 engineers during 2011 and continues with opportunities to learn and develop throughout an employee’s career. In BT Retail, we ran two programmes to provide apprentice qualifications in job-related skills: customer service and business administration for our advisors and leadership for our managers. During the year 8,100 people successfully completed these qualifications.
     In order to help deliver super-fast broadband, Openreach has recruited 200 ex-armed forces personnel, who will become part of a mobile engineering workforce. They will be bringing their experience of complex engineering tasks, their skills and technical expertise to bear on one of the UK’s largest infrastructure projects.
     BT people are also encouraged to participate in their local communities. We run a formal volunteering programme to help them do this. In 2011 BT people volunteered over 49,000 days, the value of which we estimate at £13.8m. The community benefits from this involvement and the business gains from the opportunity given to our people to enhance their existing skills or acquire new ones.
People engagement and communication
Keeping our people informed of what is happening in BT is important. We use a range of communications channels including a daily online news service, a quarterly magazine, podcasts and web chats. We have a record of stable industrial relations and constructive relationships with the recognised unions in the UK and works councils elsewhere in Europe. In the UK we recognise two main trade unions –the Communication Workers Union (CWU), which represents the engineering, administrative and clerical population and Prospect, which represents managerial and professional employees. We also operate a pan-European works council, the BT European Consultation Committee.
     We measure how engaged BT people are through a quarterly survey and we ask 50,000 people each time to tell us how they feel about their job, their team, their manager, senior leaders and BT. Last year, despite challenging economic conditions we held engagement steady and this year we have seen improvements in how motivated people feel to do their best work. We use this regular and extensive feedback to let line managers know more about their teams, how engaged they feel and what makes BT people feel proud about what they do.
Reward and recognition
Because we value our people, we ensure that the reward they receive is fair for the job done against external market comparisons. We conduct a market review of salaries every year. In 2010 we agreed with the CWU a three-year pay deal which provides considerable stability for both employees and the business. Discussions with

8 British Telecommunications plc Annual Report and Form 20-F 2011	Report of the Directors – Business review

Prospect reached an agreement for 2011 and more recent discussions have concluded a further two-year pay deal, also providing stability through to 2013. The same principles of fair pay for the work done are similarly applied in all other countries in which we operate.
     Our managers are rewarded with bonuses linked to the success of the business and their personal contribution to it. Our most senior managers are also eligible for long-term incentives, but again, payment is related to business success measured by BT’s corporate performance over a three-year period. Different arrangements apply to the most senior managers in Openreach but remain entirely related to business performance.
     We also provide savings-related share option plans in 25 countries. Under the BT employee share investment plan we enable employees in the UK to participate in a tax and national insurance-efficient share purchase scheme. We are pleased that more than 50 per cent of BT people participate in one or more of these share plans.
Pensions
Key parts of the reward package are the pension and retirement benefits for our people. In addition to statutory retirement arrangements, BT provides retirement plans for staff in over 50 countries. The largest of these plans is the BT Pension Scheme (BTPS), a defined benefit plan in the UK. The BTPS has around 51,000 contributing members, 188,000 pensioners and 88,500 deferred members. The BTPS was closed to new members on 31 March 2001. Benefits are based on pensionable salary and service.
     We also offer the BT Retirement Saving Scheme (BTRSS), a defined contribution plan for eligible UK employees, which has around 17,500 active members. It is a contract based, defined contribution arrangement provided by Standard Life, a leading UK insurance company. The scheme members receive benefits at retirement linked to contributions paid, the performance of each individual’s chosen investments and the annuity rates at retirement.
Health and safety
The health and safety of our people remains of paramount importance and we continue to seek improvements by focusing on behavioural and/or lifestyle changes to reduce risk and improve health. In 2011 there was a rise in lost time injuries which is largely attributable to accidents associated with the extended period of ice and snow in the UK winter and some contribution from an increased overtime requirement in the field engineering workforce.
Networks and platforms
One of our most valuable resources is our fixed-line communications network, which is the most comprehensive in the UK with around 5,600 exchange areas, 670 local and 120 trunk processor units.
     We own and maintain the ‘last mile’ of the UK’s local access network – the copper wires and fibre connecting homes and businesses to the core network, operating approximately 120m kilometres of copper. In addition, our plans for deploying superfast broadband in the UK will result in the installation of over 50,000 kilometres of fibre.
     BT continues to invest in broadband in the UK, offering a range of services delivered over copper and fibre. Our copper wire broadband service offers speeds of up to 8Mbps (ADSL) and up to 20Mbps where we have upgraded service to ADSL2+. Already, around 99 per cent of UK premises can receive ADSL service. We aim to make ADSL2+ services available to around 80 per cent of properties by December 2011.
     Our super-fast fibre-based broadband offers speeds of up to 40Mbps (FTTC) and 100Mbps (FTTP). We aim to deploy super-fast broadband to two thirds of UK premises by the end of 2015. Our FTTC product links roadside cabinets to telephone exchanges and our copper local loop is used to deliver super-fast broadband to customer premises. FTTP involves installing fibre into homes or premises, superseding the copper local loop. Our fibre services are competition ready from the day they are installed – other CPs can buy access to the fibre on wholesale terms and then sell to customers in competition with BT Retail.
     BT’s deployment of FTTC and FTTP will underpin the communications infrastructure for the future UK economy. In so doing, the enhanced internet speeds made possible by super-fast fibre-based broadband increases the ability of our customers to work from home and to access services without travel, yielding environmental benefits. In addition to facilitating lower carbon alternatives for customers, we continue to look for ways to reduce the energy consumption associated with delivering super-fast broadband.
     For business customers, we have also continued to extend our fibre Ethernet footprint, from 600 nodes in 2009 to 1,000 nodes in 2011. Ethernet is a next generation data connectivity service offering high-speed, lower cost connectivity for large volumes of data between sites.
     For non-domestic customers requiring international services, our international MPLS network provides coverage and support around the world. It provides the performance, reliability, and security of a leased-line network with the scalability and flexibilities of an internet protocol (IP) network. The BT MPLS service allows customers to prioritise traffic based on application, ensuring essential data applications are served irrespective of the growth of competing, lower priority traffic.
Global research capability
Creating attractive and competitive propositions for customers is critical to the future of BT. We operate an open innovation model, whereby our research and development team works with customers, partners and universities around the world. They do so in partnership with our dedicated innovation scanning teams in the US, Asia, Europe and the Middle East, which identified more than 400 new technologies, business propositions and market trends over the year.
     BT also seeks to drive agility and efficiency in the development process through our global development centres, which are located in the UK, US, Europe and India. In so doing, we bring our innovation scanning and research teams closer to our customers, designers and product development teams, so that we can quickly capitalise on the opportunities they uncover. In 2011 we invested £684m (2010: £789m) in global research and development to support our drive for innovation. This investment comprised capitalised software development costs of £295m (2010: £345m) and research and development operating costs of £389m (2010: £444m).
     This year, we have applied our research and innovation capability to a number of strategic areas for the business – in particular enhancing BT Vision and the delivery of other information and entertainment to customers. We have also supported BT’s wi-fi service with the development of BT’s first smartphone application.
     In 2011 we filed patent applications for 62 inventions (2010: 63). We routinely seek patent protection in different countries including the US and China, and we currently maintain a total worldwide portfolio of around 5,600 patents and applications.
Suppliers
BT works with around 16,700 suppliers across the world, spending approximately £11.3bn per annum with them, with the top 100 suppliers accounting for more than 65 per cent of this spend.
     We source products and services from across the world and have procurement professionals located in 25 countries.
     We operate a strategic sourcing process for the vast majority of spend to derive maximum value and to meet BT’s cost transformation

Report of the Directors – Business review	British Telecommunications plc Annual Report and Form 20-F 2011 9

goals. We ensure that appropriate suppliers are engaged, underpinned by a set of purchasing principles which ensure we act in an ethically and commercially responsible way in our business dealings with our global supply base.
     We work with our suppliers to ensure the goods and services we procure are made, delivered and disposed of in a socially and environmentally-responsible manner. Sustainability factors such as energy usage, environmental impact, and labour standards are embedded in our sourcing and adjudication process, and influence supplier and product selection.
Payment of suppliers
In normal circumstances, BT’s payment terms for contracted suppliers will be to pay each due, valid and undisputed invoice between 60 and 73 days from date of receipt from the supplier. There are variations to this policy. For example interconnect payments to other telecommunications operators, low value spend, various customer-specified requirements and rates are paid in shorter timescales. In 2011 the average number of days between the invoice date and the date of the payment run for the invoice was 64.
     In the UK, BT provides access to a supplier financing scheme which offers contracted suppliers the opportunity to obtain payments in advance of the agreed terms of between 60 and 73 days from receipt of a valid and undisputed invoice. In addition, BT subscribes to the Better Payment Practice Code, details of which can be found at www.payontime.co.uk.
Property portfolio
At 31 March 2011 we occupied around 6,500 properties in the UK, and around 1,850 properties in the rest of the world. The majority of the UK properties are owned by – and leased from – Telereal Trillium, which is part of the William Pears Group.
     Approximately 89 per cent of the UK portfolio consists of operational telephone exchanges which contain exchange equipment and are needed as part of our continuing activities. Other general purpose properties consist chiefly of offices, depots and computer centres. Approximately 87 per cent of the properties in the rest of the world are operational sites.
     In recent years, our strategic focus on cost transformation has led to significant reductions in our total labour resource. This has resulted in vacant space and under-utilisation of buildings within our UK property estate. Accordingly, in 2010 we initiated a property rationalisation programme to consolidate office space within the estate which has continued in 2011. See page 26 of the Financial review for further details.
     Our group property team has instigated a number of initiatives to reduce waste to landfill, including changing contracts on its general waste to a recycling-led company and implementing new recycling schemes at many sites.
OUR LINES OF BUSINESS
Customer-facing line of business financial performance
BT has four customer-facing lines of business: BT Global Services, BT Retail, BT Wholesale and Openreach. These are supported by two internal service units, BT Innovate & Design and BT Operate.
BT Global Services
Business overview
BT Global Services is a global leader in the provision of managed networked IT services for large corporate and public sector customers. We provide services to around 7,000 corporate and public sector customers with operations across the world in a wide range of sectors such as banking and financial services, consumer packaged goods, logistics, pharmaceuticals and manufacturing. We serve customers in the public sector in the UK, including central Government and local councils, as well as public sector organisations in countries outside the UK.
     We operate domestic businesses in key markets in Europe such as Italy, Germany, and Spain, where we serve both multinational corporations and SME customers, and have local network infrastructure including high-speed fibre networks in key cities. We have operations across the Americas, and a strong business in Latin America based on an extensive satellite network. In 2010 we announced, and started to deliver on, a strategic investment plan to strengthen our business in the Asia Pacific region.
     Our customers benefit from BT’s global scale and operating model. Products are sold globally, and customers are served locally by our teams in their own countries and sectors who understand their specific business challenges and create locally relevant solutions. We call this ‘operating globally and delivering locally’.
     We make this possible through our assets and skills. These include our global IP network, data centres, solution design and integration professionals and IT security experts. By combining network, IT and professional services we create managed solutions that help our customers to operate more efficiently.
Products and services
Networked IT services
We connect our customers to their customers through our Virtual Private Network (VPN), connectivity and value added services. We provide a range of products and services to do this such as BT MPLS, BT Etherflow and BT Application Assured Infrastructure (services to optimise application performance over networks).
Unified communications
We provide a range of communication services to enable organisations to collaborate and communicate better. This spans from the provision of PSTN and ISDN services, to our global managed services for IP telephony, and collaboration tools, either hosted on the customer site or as a cloud-based service.
Customer relationship management (CRM)
Through the combination of our professional services, cloud platforms and global inbound voice services, we offer a suite of CRM tools that give our customers the flexibility and value they require when dealing with their end customers.
Security
We provide a range of security and risk management products from professional services to assess risk and vulnerability, through to a suite of proactive managed security services.
Data centre services
With our global estate of data centres across the world, we provide a range of hosting and managed services. With the launch of our virtual data centre offering, BT Virtual Data Centre (VDC), we have a new generation of cloud-based services, giving our customers flexibility and agility that comes from a cloud computing environment.
Mobility
We provide a range of value-added services to help customers exploit the benefits of mobile computing, from flexible working solutions through to services to enable customers to improve the efficiency of both their supply chains and workforces.

10 British Telecommunications plc Annual Report and Form 20-F 2011	Report of the Directors – Business review

Financial performance

	2011	2010
	£m	£m

Revenue	8,047	8,513
Net operating costs	7,454	8,056

EBITDA	593	457
Depreciation and amortisation	734	815

Operating loss	(141)	(358)

Capital expenditure	498	599
Operating cash flow	119	(482)

In 2011 revenue decreased by 5%. Excluding the negative impacts of foreign exchange movements and the reduction in low-margin transit revenue, underlying revenue excluding transit decreased by 4%, reflecting reduced UK calls and lines revenue. In addition, last year included revenue of around £100m from the early delivery of significant contract milestones.

	2011	2010
	£m	£m

Products and services
ICT and managed networks	5,310	5,281
Calls and lines	822	956
Transit	623	782
Broadband and convergence	318	334
Other global carrier	206	229
Other products and services	768	931

Total	8,047	8,513

Revenue from networked IT services remained broadly flat. Excluding the impact of around £100m in the prior year from the early delivery of contract milestones, revenue increased by 2%.
     Calls and lines revenue decreased by 14%, reflecting the impact of the continuing trend of customers migrating to alternative IP based services.
     Transit revenue decreased by 20% due to the impact of mobile termination rate reductions in Continental Europe and the continuing trend of lower wholesale call volumes. Other global carrier revenue decreased by 10% due to lower volumes.
     Broadband and convergence revenue decreased by 5%. Other revenue, principally comprising global product revenues, decreased by 18% partially due to foreign exchange movements and lower global demand.
     Net operating costs decreased by 7% or 6% excluding transit. This improvement reflects further progress with our cost efficiency initiatives during 2011.
     Our progress in addressing the cost base is demonstrated by the 30% increase in EBITDA to £593m.
     Depreciation and amortisation decreased by 10% reflecting the reduction in capital expenditure over the last year.
     The operating loss was £141m, a significant improvement compared with the loss of £358m in 2010.
     Capital expenditure reduced by 17% due to the timing of capital expenditure across certain of our large customer contracts, the application of more stringent investment return criteria and improved procurement and programme delivery.
     Operating cash was an inflow of £119m, a significant improvement from an outflow of £482m in 2010. The improvement was achieved through higher EBITDA, improved working capital and lower capital expenditure. We expect to generate around £200m of operating cash flow in 2012.
BT Retail
Business overview
BT Retail serves UK and Republic of Ireland consumers and SMEs through four customer-facing divisions: BT Consumer, BT Business, BT Enterprises and BT Ireland. BT Enterprises also serves global customers.
BT Consumer
BT Consumer is the leading provider of fixed-line broadband services in the UK market. We offer our customers a range of innovative and value-for-money calls, lines, broadband and TV packages.
Products and services
Calls and lines – we provide call services to over 10m of our fixed-line customers, offering value-added services like call minder, and value-for-money unlimited call plans which include free access to 0800 and 0845 numbers.
Broadband – we serve the consumer broadband market with the BT and Plusnet brands. BT Total Broadband provides value-added services such as online storage, security and free access to the largest network of wi-fi hotspots in the UK, while Plusnet focuses on simple broadband packages for price-conscious customers. BT Infinity is our super-fast broadband product, delivering download speeds of up to 40Mbps using FTTC technology.
TV – BT Vision – our television service – has over 8,000 items of video on-demand content available and offers BBC iPlayer plus TV replay services from ITV and Channel 4. BT Vision also now offers Sky Sports channels on flexible contract terms and HD and 3D movies available for download.
     YouView, the TV joint venture between the BBC, ITV, Channel 4, BT and others, will transform the UK TV market, combining free digital channels with free on-demand content from public service broadcasters delivered over broadband. The full commercial launch of YouView is planned for early in the 2012 calendar year.
BT Business
We supply and support business calls and lines, broadband, internet, mobiles and mobile applications, domains and web hosting, data and voice networks and IT services for SMEs. We sell to SME customers through our call centres, online, or via our desk and field-based account teams. We also serve the market via a network of 43 BT Local Businesses – regional franchises with their own sales staff and account management teams. Specialist business units within BT Business include:
•	BT iNet: a Cisco centre of excellence specialising in infrastructure, security and unified communications

•	BT Engage IT: a leading provider of business-to-business IT solutions and services

•	BT Business Direct: an online store providing IT, computing and networking equipment plus associated installation and support services for SMEs.
BT Enterprises
BT Enterprises consists of a portfolio of five separate businesses:
•	BT Conferencing: Global provider of audio, video and internet conferencing and collaboration services

•	BT Directories: Directory Enquiries (118 500), operator and emergency services. The Phone Book and online web reviews of businesses

•	BT Expedite: Software and IT services for medium-sized retailers

Report of the Directors – Business review	British Telecommunications plc Annual Report and Form 20-F 2011 11

•	BT Redcare & Payphones: Residential and business alarm monitoring and tracking facilities. Managed, prison, card and private payphones, as well as meeting our obligations to provide a public payphone service

•	BT Openzone: Provision of premium wi-fi hotspots offering broadband on the move to retail customers and to wholesale customers such as mobile network operators.
Each of these businesses operates as a standalone business, with the support of BT’s brand and customer relationships. BT Enterprises also serves larger organisations in the UK and worldwide through BT Conferencing.
BT Ireland
BT Ireland operates in Northern Ireland and in the Republic of Ireland. In Northern Ireland we are the leading provider of communication services to consumers, SMEs and the government sector. We are also responsible for providing regulated wholesale access via Openreach. In the Republic of Ireland, we are one of the largest providers of wholesale network services to CPs.
Financial performance

	2011	2010[a]
	£m	£m

Revenue	7,748	8,124
Net operating costs	5,964	6,347

EBITDA	1,784	1,777
Depreciation and amortisation	443	459

Operating profit	1,341	1,318

Capital expenditure	434	417
Operating cash flow	1,382	1,566

[a]	Restated. See page 48.
In 2011 revenue decreased by 5%. Excluding a one-off benefit of £40m in 2010 relating to prior periods, the decrease was 4%. Revenue in the second half of 2011 was down 3%, an improvement on the 5% decline in the first half after excluding the one-off benefit in 2010.
     BT Consumer revenue decreased by 6% as the reduction in calls and lines revenue more than offset growth in broadband revenue.
     BT Business revenue decreased by 1% as declines in calls and lines revenue were largely offset by growth in IT services and mobility revenue.
     BT Enterprises revenue decreased by 2% principally due to lower revenue in BT Redcare & Payphones.
     BT Ireland revenue decreased by 6%. Excluding the negative impact of foreign exchange movements and the reduction in low-margin transit revenue, revenue decreased by 3%, in a difficult economic climate.

	2011	2010[a]
	£m	£m

Products and services
Calls and lines	4,491	4,953
Broadband and convergence	1,311	1,258
ICT and managed networks	551	578
Other products and services	949	962

External revenue	7,302	7,751
Internal revenue	446	373

Total	7,748	8,124

[a]	Restated. See page 49.
Calls and lines revenue decreased by 9% in 2011 in what continues to be a competitive market environment.
     Broadband and convergence revenue increased by 4% reflecting the success of our broadband strategy, together with increased revenue from services such as mobility.
     ICT and managed networks revenue decreased by 5% in 2011.
     Net operating costs decreased by 6%. The prior year included a favourable one-off internal rebate of £15m relating to prior periods. The decrease reflects the reduction in revenue but also our cost efficiency initiatives. Labour productivity efficiencies resulted in a 7% reduction in total labour costs. These savings were offset by the planned investment in subscriber acquisition costs, marketing and product development to drive future revenue growth.
     The above factors contributed to a small increase in EBITDA to £1,784m in 2011. However, excluding the one-off benefits of £55m in 2010, the increase in 2011 was 4%.
     Depreciation and amortisation decreased by 3% due to the lower level of capital expenditure in recent years.
     Operating profit increased by 2% in 2011. Excluding the one-off benefits of £55m in 2010, the growth in 2011 was 6%.
     Capital expenditure increased by 4% in 2011 as a result of the continued investment in higher speed broadband services and the investment in the fibre-based broadband roll-out in Northern Ireland.
     Operating cash flow decreased by 12% in 2011. This reflects the impact of some strong working capital receipts in 2010.
BT Wholesale
Business overview
BT Wholesale provides a broad range of voice, broadband and data communications services, including managed network services (MNS) for fixed and mobile network operators (MNOs), ISPs and telecoms resellers in the UK.
     Through our Media and Broadcast and agilemedia business units we also support the network needs of global broadcasting organisations, from connectivity and digital media management to production, post-production and interactive audience participation. Through close collaboration with Global Telecoms Markets – the wholesale arm of BT Global Services – the business also supports the needs of communications provider customers worldwide.
     Over the last three years, we have built a successful MNS business for fixed and mobile CPs with differing requirements, from fully managed network outsourcing for operators with significant network assets to white label managed services designed to help brand extenders with limited or no infrastructure.
     We manage and support the network and services requirements of a number of national operators including KCOM Group, Virgin Media, Orange UK, Vodafone, O2 and MBNL. By making our networks and services available to other CPs, we provide them with an alternative to building their own network infrastructure.
     We have long-term MNS contracts in place with all of the UK’s mobile network operators to help them manage the growth in mobile data and video content generated by 3G services with high speed data connections that link mobile base stations to their and BT’s core networks.
Products and services
Wholesale broadband
We are the UK’s largest wholesale provider of broadband, nationally measured by reach and revenue. This includes sales to CP customers with their own broadband infrastructure but which choose our services outside their own network footprints, as well as other parts of the BT Group.

12 British Telecommunications plc Annual Report and Form 20-F 2011	Report of the Directors – Business review

We offer a range of broadband services, delivered over copper and fibre with speeds of up to 8Mbps (ADSL), up to 20Mbps (ADSL2+) and up to 40Mbps over fibre. At 31 March 2011 our up to 20Mbps service was available from exchanges serving over 65% of UK premises (2010: 55%). At the end of March 2011 more than 35 CPs were either selling or trialling our fibre-based broadband service.
Content distribution network
During the year we developed a content distribution network to help our CP customers manage the rapidly rising volume of video content which is being downloaded over fixed and mobile broadband networks. Our network will make this traffic more cost-efficient for CPs to manage and, through the provision of quality of service, will enable assured quality and a range of new business models for digital content.
Wholesale Ethernet
We offer IP-based Ethernet services giving customers high-speed data connectivity at a range of speeds up to 1Gbps. At 31 March 2011 Wholesale Ethernet over fibre was available from over 1,000 nodes throughout the UK (2010: 800 nodes).
Private and partial private circuits
BT Wholesale is a major provider of traditional data circuits in the UK which help our customers to extend the reach of their services and act as infill solutions for their own networks.
Capacity and call-based products
We continue to sell a wide range of capacity and call-based products and services, both regulated and non-regulated, using both traditional and IP technologies. As we refresh our core portfolio with next generation replacements, we are migrating these services to our IP network platform. One of these new products is IP Exchange, BT Wholesale’s global IP interoperability platform that allows CPs to manage traditional and IP voice calls on a single gateway, regardless of whether the calls are from mobile or fixed handsets.
White label managed services
Our white label managed services business enables customers with limited or no infrastructure to offer telecoms services such as telephony and broadband without the need to invest capital. We provide a complete service from accepting and processing new orders through to customer service and end user billing.
Financial performance

	2011	2010[a]
	£m	£m

Revenue	4,210	4,592

Internal revenue	980	1,226
External revenue	3,230	3,366

Net operating costs	2,894	3,239

EBITDA	1,316	1,353
Depreciation and amortisation	619	680

Operating profit	697	673

Capital expenditure	329	325
Operating cash flow	911	917

[a]	Restated. See page 48.
In 2011 revenue declined by 8%. After reflecting the impact of changes in the internal trading model in 2011, which impacted internal revenue by £204m in 2010, revenue declined by 4%. Excluding low-margin transit revenue in 2011, underlying revenue declined by 3%.

	2011	2010[a]
	£m	£m

Products and services
Transit	895	976
Conveyance and interconnect	609	578
ICT and managed networks	771	715
Broadband and convergence	335	488
Calls and lines	282	316
Other products and services	338	293

External revenue	3,230	3,366
Internal revenue	980	1,226

Total	4,210	4,592

[a]	Restated. See page 49.
Transit revenue decreased by 8% as a result of transit volume reductions and the price impact of regulatory mobile termination rate reductions.
     Conveyance and interconnect revenue increased by 5% driven by higher volumes.
     Broadband and convergence revenue decreased by 31% due to securing volumes under long-term MNS contracts and, to a lesser extent, the continuing trend of CPs switching to LLU provided by Openreach.
     The declines have been partly offset by an increase of 8% in MNS revenue. The rate of growth has slowed compared with 2010 as the focus on contracts has switched to delivery and achieving key milestones.
     Calls and lines revenue decreased by 11% reflecting lower circuit volumes as customers seek alternative products and services such as Ethernet.
     Other products and services revenue increased by 15% driven partly by growth in IP-based Ethernet services and our digital media business.
     Net operating costs decreased by 11%, or 5% after reflecting the impact of changes in the internal trading model. Excluding transit, the decrease was 3%. The decrease was partly due to the decline in revenue, but also due to the impact of our cost efficiency programmes principally through reductions in our total labour resource.
     The above factors contributed to a 3% decrease in EBITDA.
     Depreciation and amortisation decreased by 9% to £619m.
     Operating profit increased by 4% due to the decline in EBITDA being offset by lower depreciation and amortisation.
     Capital expenditure increased by 1%, reflecting the increased investment in our Ethernet and Wholesale Broadband Connect footprints.
     Operating cash flow decreased by 1% in 2011. After adjusting 2010 for the intra group VAT settlement with Openreach, operating cash flow decreased by 7% primarily due to the timing of working capital payments and the increase in capital expenditure.
Openreach
Business overview
Openreach is responsible for the ‘last mile’ of the UK access network –the copper wires and fibre connecting homes and businesses to their local telephone exchange via fixed-line local and backhaul connections. Openreach connects 5,600 exchange areas through approximately 120m kilometres of copper wire. All Openreach customers – currently approximately 490 CPs, including other BT lines of business – are offered fair, equal and open access to its networks. We have nearly 19,000 field engineers who work on behalf of all CPs, enabling them to provide their customers with a range of services from analogue telephone lines to complex networked IT services.

Report of the Directors – Business review	British Telecommunications plc Annual Report and Form 20-F 2011 13

Products and services
Wholesale line rental
Wholesale line rental (WLR) enables CPs to offer telephony services with their own brand and pricing structure over BT’s network.
Local loop unbundling
LLU enables CPs to use the lines connecting BT exchanges to end users’ premises, and to install their own equipment in those exchanges.
Ethernet
Openreach’s Ethernet products offer CPs a wide choice of high bandwidth circuits to build or extend their customers’ data networks.
Fibre-based broadband
Openreach plans to make fibre-based services available to 10m UK premises by 2012 and to two thirds of premises by the end of 2015, offering speeds of up to 100Mbps. Super-fast fibre access is provided by our Generic Ethernet Access product which comes in two types: FTTC offering download speeds of up to 40Mbps and upload speeds of up to 15Mbps; and FTTP offering download speeds of up to 100Mbps and upload speeds of up to 30Mbps. There are a number of CPs currently offering or trialling FTTP.
     At 31 March 2011 Openreach had identified 12 trial sites for its FTTP product and already passed over 12,000 UK premises.
Financial performance

	2011	2010[a]
	£m	£m

External revenue	1,459	1,241
Revenue from other BT lines of business	3,471	3,923

Revenue	4,930	5,164
Net operating costs	2,798	3,204

EBITDA	2,132	1,960
Depreciation and amortisation	877	856

Operating profit	1,255	1,104

Capital expenditure	1,087	907
Operating cash flow	1,078	1,167

[a]	Restated. See page 48.
In 2011 revenue decreased by 5%. After reflecting changes in the internal trading model in 2011, which impacted internal revenue by £204m in 2010, revenue was 1% lower. Higher LLU and Ethernet volumes and provisions activity were largely offset by price reductions and the continued migration from WLR to lower priced Metallic Path Facility (MPF).
     External revenue was £1,459m in 2011, an increase of 18% and reflects the continuing migration of end customers to other CPs’ WLR and LLU products. External revenue represented 30% of our revenue in 2011 (2010: 24%).
     Revenue from other BT lines of business decreased by 12% to £3,471m in 2011. After reflecting changes in the internal trading model, revenue from other BT lines of business decreased by 7% reflecting the shift of WLR and LLU volumes from other BT lines of business to external CPs and the effect of lower Ethernet prices, partly offset by volume increases.
     Net operating costs reduced by 13%. After reflecting the impact of changes in the internal trading model and excluding leaver costs, net operating costs reduced by 5% in 2011 achieved through process efficiencies in volume engineering activities.
     EBITDA increased by 9% as the cost efficiencies have offset the reduction in revenue.
Depreciation and amortisation increased by 2% reflecting our on-going investment in our next generation broadband, Ethernet and fibre services.
     Operating profit increased by 14% in 2011.
     Capital expenditure increased by 20% due to the investment in our super-fast fibre-based broadband network and the increase in CP’s infrastructure build and provision activities.
     Operating cash flow decreased by 8%. After adjusting 2010 for the intra group VAT settlement with BT Wholesale, operating cash flow decreased by 2% in 2011 as the higher capital expenditure was largely offset by the increased EBITDA.
BT Innovate & Design
BT Innovate & Design is responsible for the innovation, design, development and delivery of the processes, networks and platforms on behalf of the customer-facing lines of business. These are run by BT Operate.
     BT Innovate & Design has an operating model focused on delivery, with strong cost and quality management, which includes the whole lifecycle of both the network and associated software. In addition, by having the innovation, design and development skills within one team we are able to bring innovation closer to the customer, bringing new ideas, products and services to market faster, cheaper and more effectively for our customers. This is supported through the use of global development centres in the UK, US, Europe and India which improve collaboration, agility and efficiency in network and software development by bringing together the development teams and customers.
     We continue to reduce our cost base through a combination of cost controls and efficiency measures. In 2011 we reduced our unit costs by 12% through a quality delivery process, which focuses on re-use, consolidation and standardisation, by developing software which can be used to guide decisions about development, and supplier management.
BT Operate
BT Operate manages BT’s IT and network infrastructure platforms as a single converged operation, providing a seamless IT infrastructure. BT Operate also runs parts of other CPs’ networks on behalf of the customer-facing lines of business, and is responsible for delivery of the products and services BT sells to its customers.
     We monitor the reliability of BT’s networks and systems, and during 2011 we had challenges but in the fourth quarter we saw an improvement in performance. A key driver to the improvement is due to uplifts on our core network platforms and systems infrastructure.
     We establish and manage security policy and processes throughout BT, enabling us to meet the requirements of our customers, both in the UK and globally.
     BT Operate manages the group’s energy strategy which aims to reduce consumption, establish security of supply and reduce carbon emissions. Networks and data centres managed by BT Operate account for a significant amount of BT’s energy consumption in the UK.
     This year, BT has reduced global energy consumption by 2.5% compared with 2010. This is the second consecutive year that BT has reduced overall energy consumption, despite additional energy required for business growth and expansion of networks. In the UK, energy consumption has reduced by 2.6% compared to 2010.
     Our energy consumption reductions have been achieved by driving key initiatives including Smart Energy Control by delivering building energy management systems to many sites with further sites planned for 2012. They have also been achieved by replacing energy-inefficient equipment, and decommissioning and rationalising our estate.

14 British Telecommunications plc Annual Report and Form 20-F 2011	Report of the Directors – Business review

OUR CORPORATE RESPONSIBILITY
Introduction
We have a long track record of acting responsibly and supporting the communities to whom we deliver services. Our support for Children in Need telethons dates back to 1980, and that for Comic Relief to 1988. Our environmental management system dates back to 1991. We have long-standing ethical supply chain management processes and policies on equal opportunities, fair pay and anti-bullying.
     One way in which businesses strive to do better in terms of acting responsibly is to compete with others for various awards. We enter these awards to help benchmark ourselves against the efforts of other like-minded organisations. In 2011 we were proud that we maintained gold sector status in the Dow Jones Sustainability Index and ‘Platinum Plus’ level in the Business in the Community Corporate Responsibility Index, as well as attaining a place in the FTSE4Good Index. We were in joint first place in the Carbon Disclosure Project’s Leadership Index, won the World Communication Award ‘Green Award’ and won the Edie Award for Environmental Excellence ‘Sustainable Transport’ category.
     We are focused on a number of strategic priorities and in 2011 we added a new strategic priority – ‘to be a responsible and sustainable business leader’ – to leave no doubt about the importance we place on acting ethically and in the interests of the environment. This reflects an ongoing commitment to integrate the principles of sustainability into the way we do business.
     We are focusing our activity areas to deliver our new strategic priority:
•	building stronger communities through the power of our technology and people

•	reducing carbon emissions and our impact on the environment through our operations and products

•	behaving responsibly towards our customers, people and our suppliers.
The importance of CR is emphasised by the existence of a BT Group plc Board Committee dedicated to CR and chaired by the BT plc Group Chairman. We also receive advice from an external leadership panel of independent experts.
Our corporate responsibility risks
We quantify the most significant social, environmental and ethical risks to BT in our corporate responsibility risk register. This is updated twice a year and reviewed annually.
     The current corporate responsibility risks which we monitor and report on:
•	health and safety risks to employees and the public exposed to BT operations

•	breach of integrity or unintended release of private customer data leading to a loss of trust in BT

•	mitigating climate change impacts such as increased costs associated with changing legislation

•	adapting our business to reduce our exposure to the direct impacts of climate change, such as severe weather

•	ensuring that our activities and their outcomes meet legal or ethical standards for a diverse workforce

•	unacceptable supply chain working conditions.
Where appropriate, references are made within the Our risks section to the aspects referred to above.
OUR RISKS
Our approach to managing risk
BT Group plc has in place group-wide risk management processes for the identification, evaluation, treatment and subsequent monitoring of risks which may significantly threaten the accomplishment of our objectives and long-term strategic aims. Our risk management processes are operated within BT lines of business (LoB), internal service units, group functions, contracts, projects and programmes and are aggregated at group level. The approach is defined in our group-wide risk management policies.
     Management is responsible for identifying, evaluating, mitigating and monitoring risks. Those risks which are significant to the group are reported and monitored through the Group Risk Register (GRR) which is formally updated quarterly. The GRR includes those risks identified from across the group, which are significant as assessed on a quantitative and qualitative basis. Each risk, including those in the GRR, is assigned a management owner who is responsible for the ongoing monitoring of the risk including changes to the risk profile and progress of the mitigations.
     The BT Group plc Board has overall responsibility for ensuring that our risks are managed appropriately and, either directly or through its sub-committees, the Operating Committee and the Audit & Risk Committee, undertakes regular reviews of the management of the risks at group-wide, LoB, internal service unit and group function levels.
     The BT Group plc Board and the Operating Committee are supported in their oversight of risk management by the Group Risk Panel who review the GRR quarterly, consider new or emerging risks, make recommendations on the strength of mitigations and monitor the work of the Group Risk Management function. Our reporting is structured so that emerging key issues are escalated through management to the Board as appropriate.
Principal risks and uncertainties
In common with all businesses, BT is affected by a number of risks and uncertainties, some of which are not within our control. Many of our risks are similar to those of comparable companies in terms of scale and operation. Economic uncertainty remains a major challenge to businesses globally and we remain conscious of those risks in all our business undertakings. Compliance in a global environment and supply chain are now recognised as principal risks along with those risks reported on last year which were: security and resilience; major contracts; pensions; growth in a competitive market; and communications industry regulation.
     This section highlights some of those particular risks and uncertainties affecting our business but it is not intended to be an extensive analysis of all risk and uncertainty affecting our business. These risks have the potential to impact our business, revenues, profits, assets, liquidity and capital resources adversely. Our processes are designed to give reasonable, but cannot give absolute, assurance that the risks significant to the group are identified and addressed. There may be risks which are unknown or which are presently judged not to be significant but later prove to be significant.
     We have included comment on mitigations that we apply to help us manage the risks; however it is possible that not all of these mitigations will be successful. The principal risks and uncertainties should be considered in conjunction with the risk management process, the forward-looking statements for this document and the Cautionary statement regarding forward-looking statements on page 109.
Our risks
Security and resilience
BT is dependent on the secure operation and resilience of its information systems, networks and data. The scale of our business and global nature of our operations means we are required to manage significant volumes of personal and commercially sensitive information.
     BT stores and transmits data for its own purposes and on behalf of customers, all of which needs to be safeguarded from potential exposure, loss or corruption, and therefore receives a high level of management attention and security measures.

Report of the Directors – Business review	British Telecommunications plc Annual Report and Form 20-F 2011 15

Certain of our customers require specific, highly sophisticated security provisioning which we are contractually obliged to meet and through our continuing success in meeting those requirements we are able to differentiate our offerings from those of our competitors.
Impact
Failure or interruption of data transfer could have a significant adverse effect on the business. A breach of our security and/or resilience affecting BT’s own operations or those of our customers could lead to an extended interruption to network services and even national infrastructure. Such failure may lead to a loss of customer confidence, termination of contracts, loss of revenue and reduced cash resources. Additional reputational damage and financial loss may arise from a breach involving a legal failing such as breaching data protection requirements.
Risk mitigation
We operate well established policies addressing the security and resilience requirements of our operations, our systems and systems operated by us for our customers. We have a corporate resilience strategy and business continuity plans in place designed to deal with catastrophic events including, for example, major terrorist action, industrial action, cyber-attacks or natural disasters.
     Our mitigations for this diverse risk are continuously reviewed and updated which, in 2011, led to more stringent application of data encryption and segregation measures, the deployment of increasingly sophisticated anomaly and intrusion detection systems, and migration to distributed and virtual data centre designs that provide much greater inherent resilience.
Major contracts
We have a number of complex and high value contracts with certain customers. The profitability of, and revenue arising from, these contracts is subject to a number of factors including: variation in cost and achievement of cost reductions anticipated in the contract pricing, both in terms of scale and time; delays in delivery or achieving agreed milestones owing to factors either within or outside of our control; changes in customers’ requirements, budgets, strategies or businesses; the performance of our suppliers; and other factors. Any of these factors could make a contract less profitable or even loss making.
     The degree of risk varies generally in proportion to the scope and life of the contract and is typically higher in the early transitional and transformational stages of the contract. Some customer contracts require significant investment in the early stages, which is expected to be recovered over the life of the contract. Major contracts often involve the implementation of new systems and communications networks, transformation of legacy networks and the development of new technologies. The recoverability of these upfront costs may be adversely impacted by delays or failure to meet milestones. Substantial performance risk exists in these contracts, and some or all elements of performance depend upon successful completion of the transition, development, transformation and deployment phases.
Impact
Failure to manage and meet our commitments under these contracts, as well as changes in customers’ requirements, budgets, strategies or businesses may lead to a reduction in our expected future revenue, profitability and cash generation. We may lose significant revenues due to the merger or acquisition of customers, changes to customer strategy, business failure or contract termination. Failure to replace the revenue and earnings thereby lost from such customers will lead to reduction in revenue, profitability and cash flow.
Risk mitigation
We have developed business processes in support of each stage of the major contract life cycle: bid, in life, renewal and termination. Our programme of in-life reviews has been enhanced over the past two years and is designed to validate financial and non-financial controls over delivery of the contracts and incorporates tiered levels of defined review according to the scale and complexity of the contract. All our contracts are subject to regular management review and many are subject to independent review (both internal and external) as part of that governance. Independent review helps us identify lessons learned and to promulgate best practice through the business.
Pensions
We have a significant funding obligation to a defined benefit pension scheme. Declining investment returns, longer life expectancy and regulatory changes may result in the cost of funding BT’s main defined benefit pension scheme (BTPS) becoming a significant burden on our financial resources. The triennial funding valuation of the BTPS at 31 December 2008 and associated recovery plan was agreed with the Trustee in February 2010. Under this prudent funding valuation basis the deficit was £9bn and a 17-year recovery plan was agreed. Details of the valuation assumptions and recovery plan are set out in note 23 to the financial statements.
     The valuation and the recovery plan are under review by the Pensions Regulator whose initial view was that they had substantial concerns with certain features of the agreement. Their review is now on hold and is not expected to recommence until the outcome of the final Court decision, including any potential appeals, is known on the Crown Guarantee. Accordingly, as matters stand, it is uncertain as to when they will conclude their review. This uncertainty is outside of our control. However, we do not expect this to be before the completion of the next triennial funding valuation as at 31 December 2011. As is usual, BT and the Trustee will engage with the Pensions Regulator regarding the 2011 valuation.
Impact
An increase in the pension deficit and associated funding requirements would have a direct adverse impact on the future cash resources of the group. Indirectly it may also have an adverse impact on the group’s share price and credit rating. A deterioration in the credit rating would increase the group’s cost of borrowing and may limit the availability or flexibility of future funding thereby affecting the ability of the business to invest, pay dividends or repay debt as it matures.
Risk mitigation
Since the funding valuation at 31 December 2008 there have been a number of significant developments. With effect from 1 April 2009 a number of benefit changes were implemented which reduce the cost of future benefit accruals and the associated risks. During 2011 the UK Government decision to change the indexation of pension benefits from the Retail Prices Index to the Consumer Prices Index has affected some sections of the BTPS and resulted in a significant reduction in the liabilities and associated risks.
     The returns generated on the assets since 31 December 2008 have also been significantly greater than assumed in the funding valuation. As a result the Trustee’s initial estimate is that the funding valuation had reduced to £3.2bn at 31 December 2010 after the deficit payment of £0.5bn in March 2011. We took the opportunity to accelerate the deficit payment due in December 2011 to March 2011 as it was economically advantageous to do so.
     The investment performance and liability experience as well as the associated risk exposures are regularly reviewed and monitored by both the company and the Trustee of the scheme.

16 British Telecommunications plc Annual Report and Form 20-F 2011	Report of the Directors – Business review

Growth in a competitive market
We operate in markets which are characterised by high levels of competition including: regulatory intervention on promoting competition; declining prices; technology substitution; market and service convergence; customer churn; declining rates of market growth; and emerging competitors with non replicable sources of competitive advantage.
     A significant proportion of our revenue and profit are generated in the UK telecommunications markets which are experiencing limited growth in revenue terms and in many cases are highly competitive. Revenue from our fixed line calls and lines services to consumers and businesses have historically been in decline. Our ability to deliver profitable revenue growth depends on delivering on our strategic priorities (see page 2).
Impact
Failure to achieve profitable revenue growth through our strategic priorities (see Our business and strategy on pages 2 to 5 for further details) may lead to a continued decline in revenue, erosion of our competitive position and might also lead to a reduction in future profitability, cash flow and to a diminution in shareholder value.
Risk mitigation
We have a clearly defined strategy aimed at delivering growth, as set out on pages 2 to 5, the successful delivery of which will address the need for growth in revenue.
     Our strategic priorities are underpinned by our view of the markets in which we operate. Performance against our business plans is closely monitored by management allowing interventions where appropriate.
     The group has a well developed cost transformation programme in place which has achieved significant savings and which has from a profitability perspective mitigated the revenue declines and helped ensure a competitive cost base.
Communications industry regulation
Some of our activities continue to be subjected to significant price and other regulatory controls which may affect our market share, competitive position, future profitability and cash resources. Many of our wholesale fixed network activities in the UK are subject to significant regulatory controls. The controls regulate, among other things, the prices we can charge for many of our services and the extent to which we have to provide services to other CPs. In recent years the effect of these controls has required us to reduce our prices, although in some recent cases, prices have been allowed to increase in real terms.
     Regulatory authorities may increase the severity of the price controls, extend the services to which controls apply or extend the services which we provide to other CPs. These controls may adversely affect our market share, our ability to compete and our future profitability and cash resources. Wholesale customers may also raise disputes with Ofcom, seeking lower prices on wholesale services which are not subject to direct price control.
Impact
In recent years, changes in price controls have required us to reduce our prices and in some instances to make payments in respect of retrospective price adjustments. Additional or more substantial regulatory price reductions could constrain our revenue growth. Regulatory actions may also indirectly affect us. For example, Ofcom has reduced the mobile termination rates that mobile network operators can charge to terminate calls on their network. There will be a stepped reduction in prices over four years starting from April 2011. This regulatory action will have a significant impact on future transit revenues in the UK and Europe.
     We may be required to provide new services to wholesale customers on a non-discriminatory basis, increasing our costs and increasing retail competition. Disputes may result either in reduced revenue or increased costs going forward. We may also be required to make retrospective payments to CPs if it is ruled that past charging mechanisms we have applied have overcharged CPs. Appeals may change Ofcom’s decisions, which had originally been concluded in our favour.
Risk mitigation
We continuously monitor and review potential regulatory changes and disputes, and maintain a strategic dialogue with regulators and other key influencers on critical issues.
Compliance in a global environment
Some of the countries where we operate have increased their enforcement of local laws and therefore the potential impact of failing to comply with local and international legislative requirements has increased significantly. Legislation is increasingly multi jurisdictional and the potential penalties, including fines, that have been levied against a number of organisations, have grown in frequency and value.
     Legal compliance obligations include antitrust and anti-corruption legislation, competition law, data privacy, trade sanctions, import and export controls, taxation and telecommunications regulatory requirements. The UK Bribery Act which comes into effect in July 2011 with increased penalties for non-compliant businesses introduces the offence of failing to prevent bribery. With the breadth of BT’s operations and complex commercial relationships we must ensure that we and our business partners are compliant as a continuing priority.
Impact
Failure to comply with legal requirements can have a significant impact and lead to a loss of reputation and damage to our brand with investors, regulators and customers. Non-compliance with legislation, including requirements to maintain adequate systems and controls, may also lead to prosecution, penalties and in some cases could lead to litigation and loss of revenues and loss of profits.
     Failure by our employees, suppliers or agents to comply with anti-bribery and corruption legislation (including the US Foreign Corrupt Practices Act and the UK Bribery Act), or any failure in our policies and procedures to monitor and prevent non-compliance, anywhere in the world, could result in substantial penalties, criminal prosecution and significant damage to our reputation.
Risk mitigation
We have in place a number of established controls to address this risk including: a clear and comprehensive code of conduct, ‘The Way We Work’, which is part of the mandatory training of all employees; compliance policies; global training programmes promoting adherence to applicable laws; a BT Ethics programme introduced to increase the due diligence of our suppliers, contractors, agents and business consultants; and a programme of assurance within the business. On a regular basis, we also review our anti-corruption and bribery measures and are implementing additional procedures.
Supply chain
We are dependent upon our supply chain for the delivery of goods and services on time, to cost and specification. A number of factors, including the continuing economic uncertainty have contributed to a heightening of the risk of this reliance. Failure of any of our critical

Report of the Directors – Business review	British Telecommunications plc Annual Report and Form 20-F 2011 17

suppliers to meet agreed deliverables could adversely impact our customer service, product launch, business critical systems updates, revenues or cost efficiency.
     BT is committed to ensuring that all dealings with suppliers, from selection and consultation, to contracting and payment are conducted in accordance with our trading and ethical policies.
     Our supply chain is truly global and we aim to harness the capability, diversity and innovation of our supply market to add value to our business and customers. Many suppliers are being impacted by the economic downturn and the challenges of globalisation. This is introducing further risk in our supply chain which includes, but is not limited to: increase in supplier insolvency; lack of supplier resilience following a disaster; corporate social responsibility risks in our extended supply chain; and security risks relating to data protection.
Impact
Our suppliers could be adversely affected by economic conditions which in turn could impact their ability to meet their obligations to us or, in the extreme, cause them to fail. If we are unable to contract with an alternative supplier our customer commitments could also be compromised leading to contractual breach, loss of revenue, penalties or increased costs.
     A failure in our supply chain to meet legal obligations or ethical expectations could adversely impact our reputation or possibly lead to censure, legal action and financial loss.
Risk mitigation
We continue to mitigate this risk through a number of measures including: globally coordinated vendor management programmes; rigorous bid controls; supplier risk assessments including focus on our most critical suppliers; our Procurement Academy Programme, an internal training initiative; anti-corruption and bribery awareness training; and CR and Compliance Health Checks. We work with our suppliers to ensure that the goods and services that we buy are made, delivered and disposed of in a socially and environmentally responsible manner.

18 British Telecommunications plc Annual Report and Form 20-F 2011	Report of the Directors – Business review

REPORT OF THE DIRECTORS
FINANCIAL REVIEW
FINANCIAL PERFORMANCE
Summarised group income statement

	Year ended 31 March 2011			Year ended 31 March 2010
	Before			Before
	specific	Specific		specific	Specific
	items	items	Total	items	items	Total
	£m	£m	£m	£m	£m	£m

Revenue	20,076	–	20,076	20,911	(52)	20,859
Other operating income	373	–	373	378	2	380
Operating costs excluding depreciation and amortisation	(14,568)	(329)	(14,897)	(15,635)	(427)	(16,062)

EBITDA	5,881	(329)	5,552	5,654	(477)	5,177
Depreciation and amortisation	(2,979)	–	(2,979)	(3,039)	–	(3,039)

Operating profit	2,902	(329)	2,573	2,615	(477)	2,138

Net finance expense	(598)	(79)	(677)	(609)	(268)	(877)
Share of post tax profits of associates and joint ventures	21	–	21	25	29	54
Profit (loss) on disposal of interest in associate	–	42	42	–	(12)	(12)

Profit (loss) before taxation	2,325	(366)	1,959	2,031	(728)	1,303
Taxation (expense) credit	(520)	239	(281)	(480)	420	(60)

Profit (loss) for the year	1,805	(127)	1,678	1,551	(308)	1,243

Group results
In this Financial review we discuss the financial results of the group for 2011 and 2010. We explain financial performance using a variety of measures. In particular, in this Financial review, we principally discuss the group’s results on an ‘adjusted’ basis being before specific items. The rationale for using adjusted measures is explained on page 26. A definition of specific items is set out on page 26. Specific items for 2011 and 2010 are shown in note 9 to the consolidated financial statements and summarised on page 26 of this Financial review. In 2011 net interest on pensions has been included in specific items because of its volatile nature. Accordingly, specific items for comparative periods have been re-presented to reflect this reclassification.
     We also explain financial performance using measures that are not defined under IFRS and are therefore termed non-GAAP measures. The non-GAAP measures we use in this Financial review are adjusted and reported EBITDA and adjusted and reported free cash flow. Each of these measures is discussed in more detail on pages 26 and 27.
     In this Financial review, references to‘2011’ and ‘2010’, are to the financial years ended 31 March 2011 and 2010, respectively. References to ‘the year’ and ‘the current year’ are to the year ended 31 March 2011.
Revenue
In 2011 revenue decreased by 4%. Excluding the negative impact of foreign exchange movements and the reduction in low-margin transit revenue, underlying revenue excluding transit decreased by 3%.
Products and services revenue
Our products and services include telecommunications services provided in the UK and also a wide range of products and services provided globally. These are designed to meet the demand for IT infrastructure and solutions and to satisfy the rapid expansion of broadband.
     Our products and services are sold separately or as part of solutions whereby they work together as a unified offering. An analysis of revenue by major product and service category is set out below:

	2011	2010
	£m	£m

Products and services
ICT and managed networks	6,632	6,574
Broadband and convergence	2,767	2,677
Calls and lines	5,595	6,225
Transit	1,518	1,758
Conveyance, interconnect circuits, WLR, global carrier and other wholesale products	1,471	1,451
Other products and services	2,093	2,226

Total revenue	20,076	20,911

Descriptions of products and services provided by individual lines of business is included in Our lines of business on pages 10 to 14.
ICT and managed networks
In 2011 ICT and managed networks revenue increased by 1%. This growth was mainly due to a continuation of the trends from 2010 with an increase in MNS revenue in BT Wholesale and growth in networked IT services revenue in BT Global Services.
Broadband and convergence
In 2011 broadband and convergence revenue increased by 3% due to the continued growth in broadband revenue in BT Retail and the increase in LLU revenue in Openreach. This was offset by a decline in broadband revenue in BT Wholesale, reflecting the trend of CPs continuing to switch to LLU provided by Openreach and due to BT Wholesale securing volumes under long term MNS contracts.
Calls and lines
In 2011 calls and lines revenue decreased by 10%. The continuing decline reflects the challenging market conditions, particularly in the business sector, and the migration from fixed-line calls to broadband, data and IP services.

Report of the Directors – Financial review	British Telecommunications plc Annual Report and Form 20-F 2011 19

Transit
In 2011 transit revenue decreased by 14%. The decrease is due to the impact of regulatory mobile termination rate reductions and the continued decline in low margin transit volumes.
Conveyance, interconnect circuits, WLR, global carrier and other wholesale products
In 2011 revenue from conveyance, interconnect circuits, WLR, global carrier and other wholesale products was broadly flat.
Other products and services
Other products and services revenue principally comprises BT Global Services revenue from non UK global products and revenue from BT Retail’s Enterprises division including BT Conferencing, BT Directories and BT Redcare & Payphones. In 2011 revenue from other products and services decreased by 6%.
Other operating income
Other operating income was £373m in 2011, broadly flat compared with 2010.
Transforming our cost base
In 2011 we have continued our programme of cost transformation and delivered cost savings of £1,067m, a 7% reduction. The key drivers of this reduction have been vendor negotiations and price reductions and the transformation and re-engineering of our business activities, delivering improvements in the efficiency and effectiveness across the group.
Operating costs
Operating costs before specific items are shown below:

	2011	2010
Year ended 31 March	£m	£m

Staff costs
Wages and salaries	3,940	4,173
Social security costs	456	447
Pension costs	416	304
Share-based payment expense	68	71

Total staff costs	4,880	4,995
Own work capitalised	(718)	(575)

Net staff costs	4,162	4,420
Indirect labour costs	629	722

Net labour costs	4,791	5,142
Payments to telecommunications operators	3,740	4,083
Property and energy costs	1,149	1,284
Network maintenance and IT costs	706	781
Other operating costs	2,786	2,927
General and administrative costs	1,396	1,418

Operating costs before depreciation and amortisation	14,568	15,635
Depreciation of property, plant and equipment	2,288	2,304
Amortisation of intangible assets	691	735

Operating costs	17,547	18,674

Staff costs
Wages and salaries decreased by 6% to £3,940m, largely due to the impact of labour resource reductions and efficiencies and lower leaver costs, partly offset by pay inflation and increased overtime. Leaver costs, included within wages and salaries, were £57m (2010: £142m).
     The pension charge for 2011 was £416m, compared with £304m in 2010. The increase in the pension cost in 2011 reflects the lower discount rate and higher inflation assumptions at the start of the year. Share-based payment costs remained broadly flat at £68m (2010: £71m) in 2011.
Indirect labour costs
Indirect labour costs decreased by 13% to £629m as the group continued to reduce agency and contractor resource and redeploy existing permanent staff to protect jobs where possible.
Payments to telecommunications operators
Payments to telecommunications operators decreased by 8% to £3,740m. The decrease reflects the impact of mobile termination rate reductions and lower volumes.
Property and energy costs
Property and energy costs decreased by 11% to £1,149m mainly reflecting efficiency savings and lower energy prices.
Network maintenance and IT costs
Network maintenance and IT costs decreased by 10% to £706m mainly due to vendor savings and lower volumes as a result of lower revenue.
Other operating costs
Other operating costs decreased by 5% to £2,786m. This reduction is mainly due to lower revenue related costs as well as efficiency and vendor savings.
General and administrative costs
General and administrative costs decreased by 2% to £1,396m. The decrease reflects tight control of discretionary expenditure, lower consultancy costs, bad debts and foreign exchange.
Depreciation and amortisation
Depreciation and amortisation decreased by 2% to £2,979m, reflecting lower levels of capital expenditure, partly offset by increased expenditure on shorter lived assets.
Adjusted EBITDA
In 2011 adjusted EBITDA was £5,881m, an increase of 4%. The increase in 2011 reflects the benefits of the group-wide cost transformation activities and the improvement in the performance of BT Global Services.
Operating profit
In 2011 operating profit was £2,902m, an increase of 11% reflecting the improved EBITDA and lower depreciation and amortisation. Reported operating profit was £2,573m in 2011, compared with £2,138m in 2010.
Net finance expense
Net finance expense before specific items (principally comprising net pension interest) is shown below. Net pension interest is discussed in note 23 to the consolidated financial statements.

	2011	2010
	£m	£m

Interest on borrowings	853	886
Interest on parent and ultimate parent borrowings	–	1
Fair value movements on derivatives	34	19

Finance expense	887	906
Less: capitalised interest	(6)	(3)

Total finance expense	881	903

Interest income	(35)	(12)
Interest income on loans to parent company	(248)	(282)

Total finance income	(283)	(294)

Net finance expense	598	609

20 British Telecommunications plc Annual Report and Form 20-F 2011	Report of the Directors – Financial review

Finance expense
Interest on borrowings in 2011 was £853m, a decrease of 4% reflecting reductions in debt and the repayment of higher coupon debt in the year. In 2011 the fair value movement on derivatives of £34m (2010: £19m) includes £28m (2010: £9m) of swap restructuring costs on certain derivatives and £6m (2010: £10m) of fair value movements on derivatives not in a designated hedge relationship.
Finance income
Interest income arising from listed investments and other interest and similar income was £35m (2010: £12m). The increase in 2011 includes £19m of interest in respect of a tax refund. Excluding the refund, interest in 2011 was £4m higher than in 2010 as a result of higher cash balances in anticipation of funding debt maturities in the second half of the financial year. Interest income on loans to the parent company of £248m was £34m lower than in 2010 reflecting the impact of lower interest rates.
Associates and joint ventures
Our share of the post tax profit from associates and joint ventures was £21m in 2011 (2010: £25m). Our most significant associate is Tech Mahindra, which contributed £22m of post tax profits in 2011 (2010: £25m). The decrease in 2011 is primarily due to the disposal of a 6.5% interest in Tech Mahindra in 2011, taking our holding to 23.5%.
Profit before taxation
Adjusted profit before tax increased to £2,325m in 2011 (2010: £2,031m). The increase in 2011 reflects the improvement in the group’s operating profit.
     Reported profit before taxation was £1,959m in 2011, compared with £1,303m in 2010.
Taxation
The tax charge for 2011 was £281m and comprised a tax charge of £520m on the profit before taxation and specific items of £2,325m, and a credit of £239m on specific items. The effective rate on the profit before taxation and specific items was 22.4% compared with the statutory rate of 28% reflecting the utilisation of tax losses and the continued focus on tax efficiency within the group.
     The tax charge for 2010 was £60m and comprised a tax charge of £480m on the profit before taxation and specific items of £2,031m and a credit of £420m on specific items. The effective rate on the profit before taxation and specific items was 23.6% compared with the statutory rate of 28%, reflecting the utilisation of tax losses and the continued focus on tax efficiency within the group.
     For further details on taxation, see Taxation on page 22.
LIQUIDITY
Free cash flow
The major sources of the group’s liquidity for 2011 and 2010 were the cash generated from the group’s operations and borrowing through short-term and long-term issuances in the capital markets. These, as well as committed bank facilities, are expected to remain the key sources of liquidity for the foreseeable future.
     In 2011 adjusted free cash flow was £2,227m. Adjusted free cash flow is defined on page 27.
     Reported free cash flow is one of the group’s key performance indicators as indicated on page 4. It is an important measure by which our financial performance is measured, as it represents the cash we generate from operations after capital expenditure and financing costs. It reflects the cash available to invest in the business, repay debt, support the pension scheme and pay dividends. A reconciliation from net cash inflow from operating activities, the most directly comparable IFRS measure, to reported free cash flow and adjusted free cash flow is provided on page 27.
Summarised cash flow statement

	2011	2010
	£m	£m

Cash generated from operations	4,779	4,478
Net income taxes (paid) received	(209)	349

Net cash inflow from operating activities	4,570	4,827
Pension deficit payments	1,030	525
Net capital expenditure	(2,630)	(2,480)
Purchases of non-current asset investments	(18)	–
Outflow on non-current amounts owed by parent company	(105)	(191)
Dividends from associates and joint ventures	7	3
Interest paid	(973)	(956)
Interest received	134	207

Reported free cash flow	2,015	1,935
Pension deficit payments	(1,030)	(525)
Acquisitions and disposals	64	(68)
Net sale (purchase) of current financial assets	365	(246)
Net repayment of borrowings	(2,516)	(758)
Foreign exchange	(3)	(7)

Net (decrease) increase in cash and cash equivalents	(1,105)	331
Cash and cash equivalents at the start of the year	1,433	1,102

Cash and cash equivalents at the end of the year	328	1,433

Cash flow
Cash generated from operations
In 2011 cash generated from operations was £4,779m an increase of 7%. This reflects improvements in profitability and working capital, offset by pension deficit payments of £1,030m (2010: £525m).
Net income taxes (paid)received
In 2011 the group paid tax of £209m. In 2010 the group received a net tax repayment of £349m. This comprised tax payments of £76m offset by a tax repayment of £215m, following the agreement of substantially all outstanding tax matters with HMRC and a repayment of £210m in respect of overpaid corporation tax made in 2009. For further details see Taxation on page 22.
Net capital expenditure
In 2011 net cash outflow for capital expenditure was £2,630m (2010: £2,480m) which comprised a cash outflow of £2,645m (2010: £2,509m) offset by cash proceeds from disposals of £15m (2010: £29m). Further details on capital expenditure are given on page 24.
Interest
Interest paid in 2011 was £973m compared with £956m in 2010, an increase of £17m primarily reflecting higher interest on bonds with step-up coupons, following a downgrade by Standard & Poor’s (S&P) in February 2010.
     Interest received in 2011 was £134m compared with £207m in 2010. Excluding interest on tax refunds in both years, interest received was £81m lower as a result of lower interest rates on deposits held.

Report of the Directors – Financial review	British Telecommunications plc Annual Report and Form 20-F 2011 21

Acquisitions and disposals
There were no significant acquisitions or disposals in 2011 or 2010. In 2011 the group disposed of a 6.5% interest in its associate Tech Mahindra for cash proceeds of £67m.
Net sale (purchase)of current and non-current financial assets
The cash flows in each financial year mainly relate to changes in the amounts held in liquidity funds on a short-term liquidity management basis.
Net (repayment) receipt of borrowings
During 2011 borrowings amounting to £2,509m matured, principally consisting of bonds of £2,500m which were funded through existing cash and investments. This was partly offset by £340m from bank loans. In 2010 the group raised a €600m Euro bond at 6.125% repayable in 2014 which was swapped into £520m at a fixed semi-annual rate of 6.8%.
Dividends
Dividends paid in 2011 were £nil (2010: £nil).
Taxation
Total tax contribution
BT is a significant contributor to the UK Exchequer, collecting and paying taxes of around £3bn in a typical year. In 2011 we collected and paid £1,392m of VAT, £1,146m of PAYE and National Insurance, £175m of UK corporation tax for the current year and £176m of UK business and UK network rates.
     Our total UK Exchequer tax contribution as measured in the Hundred Group Total Tax Contribution Survey for 2010 ranked BT the fifth highest contributor.
Tax strategy
Our strategy is to comply with relevant regulations whilst minimising the tax burden for BT and our customers. We seek to achieve this through engagement with our stakeholders including HMRC and other tax authorities, partners and customers. The BT Group plc Board considers that it has a responsibility to minimise the tax burden for the group and its customers. In this respect the BT Group plc Board considers it entirely proper that BT endeavours to structure its affairs in a tax efficient manner where there is strong commercial merit, especially in support of customer initiatives, with the aim of supporting our capital or operational expenditure programmes and reducing our overall cost of capital. This planning is carried out within BT Group plc Board defined parameters. The BT Group plc Board regularly reviews the group’s tax strategy.
     We operate in over 170 countries and this comes with additional complexities in the taxation arena.
     The majority of tax issues arise in the UK with a small number of issues arising in our overseas jurisdictions. In terms of the group’s UK corporation tax position, all years up to 2008 are agreed. The UK corporation tax returns for 2010 were all filed prior to the statutory deadline.
     We have an open, honest and positive working relationship with HMRC. We are committed to prompt disclosure and transparency in all tax matters with HMRC. We recognise that there will be areas of differing legal interpretations between ourselves and tax authorities and where this occurs we will engage in proactive discussion to bring matters to as rapid a conclusion as possible.
     We have a policy to lobby the UK Government directly on tax matters that are likely to impact our customers or the shareholders of BT Group plc and to respond to consultation documents where the impact could be substantial. We also lobby the UK Government indirectly though the CBI, various working groups and committees and leading professional advisors.
Tax accounting and cash flow
At each financial year end an estimate of the tax charge is calculated for the group and the level of provisioning across the group is reviewed in detail. As it can take a number of years to obtain closure in respect of some items contained within the corporation tax returns it is necessary for us to reflect the risk that final tax settlements will be at amounts in excess of our submitted corporation tax computations. The level of provisioning involves management judgement and estimation.
     The UK Government reduced the rate of corporation tax by 2% to 26% from 1 April 2011. This has resulted in a deferred tax credit of £172m in the income statement which has been classified as a specific item. The UK Government has also indicated that it intends to enact future reductions in the corporation tax rate at 1% per annum down to 23% by 1 April 2014.
     The tax expense and the cash tax paid in each financial year are different, principally because UK cash tax payments are paid in quarterly instalments which straddle two consecutive financial years. For example, the cash tax paid in 2011 comprised the first two quarterly instalments in respect of 2011 and the last two instalments in respect of 2010. In addition there are differences in the basis of some items, such as pension deficit payments, which are deductible for the purpose of cash tax payments but are not a charge to the income statement and therefore do not impact the tax expense.
     The total tax expense for 2011 was £281m and cash tax payments were £209m. The difference includes the £172m deferred tax credit recognised in the income statement as described above and the current tax deduction available on our pension deficit payments of £1,030m.
     The total tax expense for 2010 was £60m and a net tax refund of £349m was received which comprised payments of £76m offset by tax repayments of £425m relating to prior years.
Tax losses
The group has unrecognised tax losses of £23.5bn, of which £17.8bn are capital losses arising in the UK, as set out in note 24 to the consolidated financial statements.
FUNDING AND CAPITAL MANAGEMENT
Capital management and funding policy
The capital structure is managed by BT Group plc, the ultimate parent of the group. The objective of BT Group plc’s capital management policy is to reduce debt over time whilst investing in the business, supporting the pension scheme and delivering progressive dividends to its shareholders. In order to meet this objective the BT Group plc group may issue or repay debt, issue new shares, repurchase shares or adjust the amount of dividends paid to its shareholders. The BT Group plc group manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the group. The Board of BT Group plc regularly reviews the capital structure. No changes were made to the BT Group plc group’s objectives and processes during 2011 and 2010.
     The general funding policy is to raise and invest funds centrally to meet anticipated requirements using a combination of capital market bond issuance, commercial paper borrowing, committed borrowing facilities and investments. These financial instruments vary in their maturity in order to meet short, medium and long-term requirements.
     At 31 March 2011 the group had financial assets of around £23bn (2010: £25bn) consisting of current and non current investments, derivative financial assets, trade and other receivables, cash and cash equivalents. The reduction in 2011 principally represents the use of cash and investments to fund £2.5bn of debt maturities.

22 British Telecommunications plc Annual Report and Form 20-F 2011	Report of the Directors – Financial review

Credit exposures are continually reviewed and proactive steps are taken to ensure that the impact of adverse market conditions on these financial assets is minimised. In particular, line of business management actively review exposures arising from trading balances and, in managing investments and derivative financial instruments, the treasury operation monitors the credit quality across treasury counterparties and is actively managing exposures which arise.
     Additional disclosures relating to financial assets and liabilities are included in notes 15, 16, 19, 20, 21, 22, 25 and 29 to the consolidated financial statements and include a debt maturity profile, currency and interest composition and hedging strategy. Details of the group’s treasury management policies are included in note 29 to the consolidated financial statements.
     The group had two significant term debt maturities during 2011 totalling £2.5bn. In December 2010 an 8.125% (9.37% including step-up coupons) US Dollar bond matured with a principal of $2,883m (£1,742m after including associated currency swaps) and in February 2011 a 6.875% (7.87% including step-up coupons) Euro bond matured with a principal of €1,125m (£758m after including associated currency swaps). The £2.5bn of maturing debt was funded from surplus cash and investments held in anticipation of this requirement. The group has no significant debt maturities until 2013.
Borrowing facilities
In March 2011 the group extended and reduced the level of committed facilities to provide cost efficient medium-term funding security with a five-year £1.5bn committed facility. This facility replaced the £1.5bn facility maturing in January 2013 and the £650m facility maturing in May 2012.
Pensions
Funding valuation and future funding obligations
The funding of the group’s main defined benefit pension plan, the BTPS, is subject to a legal agreement between BT and the Trustee determined at the conclusion of each triennial funding valuation. The most recent triennial funding valuation at 31 December 2008 and associated recovery plan was agreed with the Trustee in February 2010.
     Under this prudent funding valuation basis, at 31 December 2008 the assets of the BTPS had a market value of £31.2bn and a funding deficit of £9.0bn. If the valuation had used a ‘median estimate’ approach, we estimate that the deficit would have been about £3bn at December 2008. This approach reflects how investments might on average be expected to perform over time and the expected impact of the pensions review changes implemented on 1 April 2009.
     Since the valuation date the scheme’s assets have increased by £5.8bn and the liabilities have reduced as a result of the UK Government’s announcement regarding the future indexation of pension benefits. The Trustee’s initial estimate is that if the funding valuation was performed at 31 December 2010, the deficit would have been around £3.2bn on this prudent valuation basis, after the deficit payments of £1,030m in 2011. On a ‘median estimate’ basis, we estimate that there is a surplus of £3.2bn at 31 March 2011. The next funding valuation is due to be carried out as at 31 December 2011.
     Following the agreement of the valuation the ordinary contributions rate reduced from 19.5% to 13.6% reflecting the changes to member contribution rates and benefits implemented with effect from 1 April 2009. In addition, the group agreed to make deficit payments of £525m per annum for the first three years of a 17-year recovery plan, the first two of which were made in December 2009 and 2010. In March 2011, the group paid £505m representing the actuarial value of the £525m payment due to have been made in December 2011. The payment in December 2012 will be £583m, then increasing at 3% per annum. The payments in years four to 17 are equivalent to £533m per annum in real terms, assuming annual inflation of 3%.
     The Pensions Regulator’s review of the 2008 BTPS funding valuation and recovery plan is now on hold and not expected to recommence until the outcome of final Court decision, including any potential appeals, is known on the Crown Guarantee. We do not expect this to be before the completion of the next triennial funding valuation as at 31 December 2011. As is usual, BT and the Trustee will engage wih the Pensions Regulator regarding the 2011 valuation.
     The BTPS was closed to new entrants on 31 March 2001 and people joining BT after that date can participate in a defined contribution pension arrangement. Total membership of the BTPS at 31 March 2011 was 327,500. The number of retired members has been increasing in recent years. Consequently, our future pension costs and contributions will principally depend on the investment returns, mortality of members and inflation, all of which could fluctuate in the medium to long-term.
     Further details of the BTPS, funding arrangements, triennial valuation and the IAS 19 accounting valuation are provided in note 23 to the consolidated financial statements together with the key demographic and financial assumptions used in the valuations.
Contractual obligations and commitments
A summary of the group’s principal contractual financial obligations and commitments at 31 March 2011 is shown below. Further details on the items can be found in the notes to the consolidated financial statements. Details of the group’s capital commitments and contingent liabilities are included in note 30 to the consolidated financial statements.
     At 31 March 2011 the group had cash, cash equivalents and current asset investments of £1,592m. The group also had unused committed borrowing facilities, amounting to £1.5bn. These resources will allow the group to settle its obligations as they fall due.

Contractual obligations
and commitments	Payments due by period
		Less		Between	Between	More
		than 1		1 and 3	3 and 5	than 5
£m	Total	year		years	years	years

Loans and other borrowings[a]	9,597	488	[b]	1,722	2,087	5,300
Finance lease obligations	294	2		35	22	235
Operating lease obligations	7,192	464		853	756	5,119
Capital commitments	467	455		10	1	1
Pension deficit obligations	9,962	–		1,183	1,256	7,523

Total	27,512	1,409		3,803	4,122	18,178

[a]	Excludes fair value adjustments for hedged risks.

[b]	Includes £267m of accrued interest within less then one year.
Off-balance sheet arrangements
As disclosed in the consolidated financial statements, there are no off-balance sheet arrangements that have or are reasonably likely to have a current or future material effect on the group’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditure or capital resources, with the exception of financial commitments and contingent liabilities disclosed in note 30 to the consolidated financial statements.

Report of the Directors – Financial review	British Telecommunications plc Annual Report and Form 20-F 2011 23

Quantitative and qualitative disclosures about interest, foreign exchange, credit and liquidity risks
A discussion of the group’s financial risk management objectives and policies and the exposure of the group to interest rate, foreign exchange, credit and liquidity risk, is included in note 29 to the consolidated financial statements.
Going concern
The Business review on pages 2 to 18 includes information on the group structure, the performance of each of the lines of business, the impact of regulation and competition and principal risks and uncertainties. This Financial review includes information on our financial results, liquidity and funding and capital management and our financial position and resources. Notes 15, 16, 20, 21 and 29 of the consolidated financial statements include information on the group’s investments, cash and cash equivalents, borrowings, derivatives, financial risk management objectives, hedging policies and exposures to interest, foreign exchange, credit, liquidity and market risks.
     Alongside the factors noted above, the directors have considered BT Group plc’s cash flow forecasts, in particular with reference to the period to the end of May 2012. The directors are satisfied that this cash flow forecast, taking into account reasonably possible risk sensitivities associated with this forecast and BT Group plc’s current funding and facilities alongside BT Group plc’s funding strategy, shows that the group will continue to operate for the foreseeable future. The directors therefore continue to have a reasonable expectation that the group has adequate resources to continue in operational existence for the foreseeable future and continue to adopt a going concern basis (in accordance with the guidance ‘Going Concern and Liquidity Risk: Guidance for Directors of UK Companies 2009’ issued by the Financial Reporting Council) in preparing the consolidated financial statements.
     There has been no significant change in the financial or trading position of the group since 31 March 2011.
FINANCIAL POSITION AND RESOURCES
Summarised balance sheet

	2011	2010
	£m	£m

Non-current assets
Goodwill and acquisition related intangible assets	1,574	1,728
Property, plant and equipment and software	16,446	16,808
Investments	18,101	18,022
Deferred tax assets	461	2,196
Trade and other receivables	286	336
Other non-current assets	789	1,271

	37,657	40,361

Current assets
Cash and cash equivalents	354	1,441
Trade and other receivables	3,364	3,710
Other current assets	1,467	1,842

	5,185	6,993

Current liabilities
Trade and other payables	6,188	6,693
Loans and other borrowings	490	3,296
Other current liabilities	432	620

	7,110	10,609

Non-current liabilities
Loans and other borrowings	9,398	9,548
Provisions	807	707
Deferred tax liability	1,212	1,456
Retirement benefit obligations	1,830	7,864
Other non-current liabilities	1,338	1,337

	14,585	20,912

Total equity	21,147	15,833

Balance sheet items
Goodwill and acquisition related intangible assets
Goodwill decreased by £75m during 2011 to £1,365m. This reduction primarily reflected an impairment of £39m and the impact of foreign exchange movements. Acquired intangible assets decreased by £79m during 2011 to £209m, principally due to amortisation of £61m, impairments of £10m and the impact of foreign exchange movements.
Property, plant and equipment and software
Property, plant and equipment and internally developed and purchased software decreased by £362m to £16,446m at 31 March 2011, principally due to capital expenditure of £2,590m, (further details of which are given below), which was more than offset by £2,979m of depreciation and amortisation.
Capital expenditure
Capital expenditure, on an accruals basis, totalled £2,590m in 2011 (2010: £2,533m), in line with our expectations of around £2.6bn.
     In 2011 platforms and networks expenditure was £1,145m (2010: £1,135m). A significant element of the platform expenditure was on our super-fast fibre-based broadband services network. To date, we have spent £0.6bn of our £2.5bn potential investment in our fibre roll-out programme. This expenditure is being managed within our capital expenditure plans. Access expenditure was £591m (2010: £566m) for connecting our customers to the network. Customer related expenditure was £559m (2010: £560m), principally relating to major customer contracts in BT Wholesale and BT Global Services. This also included product development, testing and fault reduction investments across the group.

24 British Telecommunications plc Annual Report and Form 20-F 2011	Report of the Directors – Financial review

Of the capital expenditure, £227m (2010: £280m) arose outside of the UK. Contracts placed for ongoing capital expenditure totalled £467m at 31 March 2011 (2010: £383m).
Non-current asset investments
Non-current asset investments principally comprise amounts owed by the parent company of £17,339m (2010: £17,785m) and the ultimate parent company of £682m (2010: £160m). For further details see note 15.
Deferred tax
The deferred tax asset of £461m (2010: £2,196m) relates to the group’s retirement benefit obligations, as detailed in note 23 to the consolidated financial statements. The deferred tax liability decreased by £244m to £1,212m at 31 March 2011, mainly reflecting the 2% reduction in the rate of UK corporation tax, effective 1 April 2011. Movements in deferred tax assets and liabilities are disclosed in note 24 to the consolidated financial statements.
Cash and cash equivalents
For further details on cash and cash equivalents refer to Liquidity and Funding and capital management on pages 21 and 22 respectively.
Trade and other receivables
Trade and other receivables decreased by £396m to £3,650m at 31 March 2011 principally reflecting improvements to working capital in BT Global Services.
Trade and other payables
Trade and other payables decreased by £505m to £6,188m at 31 March 2011 principally reflecting the impact of the reduction in our cost base in 2011.
Loans and other borrowings
For further details of movements in our loans and other borrowings, see note 20 of the consolidated financial statements
Provisions
Current and non-current provisions increased by £115m to £956m at 31 March 2011. The movements in provisions are disclosed in note 25 to the consolidated financial statements.
Retirement benefit obligations
A summary of movements on the IAS 19 accounting deficit is set out below:

	2011	2010
Deficit	£bn	£bn

At 1 April	(7.9)	(4.0)
Current service cost	(0.3)	(0.2)
Interest	(0.1)	(0.3)
Actuarial gain (loss)	5.2	(4.3)
Contributions	1.3	0.9

At 31 March	(1.8)	(7.9)
Deferred tax asset	0.4	2.2

Net of deferred tax at 31 March	(1.4)	(5.7)

The market value of the BTPS assets have increased by £1.7bn since 31 March 2010 to £37.0bn at 31 March 2011 principally reflecting the continuation of strong asset performance with a 7% return and deficiency contributions of £1.0bn offsetting benefits paid of £2.0bn. At 31 March 2011 the value of liabilities have decreased by £4.3bn to £38.7bn principally as a result of the £3.5bn impact of the UK Government decision that the Consumer Prices Index (CPI), rather than the Retail Prices Index (RPI), will be used for the revaluation and indexation of occupational pension rights. The present value of the liabilities continues to reflect the low real yield on bonds over the last two years. Further details and detailed pensions accounting disclosures are provided in note 23 to the consolidated financial statements.
Equity
A summary of the movements in equity is set out below:

	2011	2010
	£m	£m

Equity at 1 April	15,833	18,169
Profit for the year	1,678	1,243
Other comprehensive income (loss) for the year	3,477	(3,675)
Share-based payment	68	81
Tax on share-based payment	91	19
Movements in non-controlling interests	–	(4)

Equity at 31 March	21,147	15,833

The increase in equity in 2011 is principally due to the profit for the year and the recognition of actuarial gains on retirement benefit obligations.
     British Telecommunications plc, the parent company, whose financial statements are prepared in accordance with UK GAAP, had retained profits of £7,667m at 31 March 2011, compared with £450m, at 31 March 2010.
Other comprehensive income
Included in other comprehensive income of £3,477m for 2011 (2010: £3,675m other comprehensive loss) are actuarial gains of £5,109m (2010: £4,324m loss), foreign exchange losses on the translation of overseas operations of £142m (2010: £112m), net fair value gains on available-for-sale assets of £21m (2010: £11m), net fair value losses on cash flow hedges of £14m (2010: £575m) and the tax charge of £1,497m (2010: £1,325m credit) relating to items recognised in other comprehensive income.
Acquisitions and disposals
We actively review our portfolio of assets and acquisition opportunities in our target markets. We will consider acquiring companies if they bring us skills, technology, geographic reach or time-to-market advantage for new products and services.
     During 2011 there were no acquisitions. However, we completed the following equity investments:
•	In May 2010, a 2.6% shareholding in OnLive Inc., a Silicon Valley based, cloud computing video gaming business. BT has exclusive rights to bundle the OnLive® Game Service with broadband in the UK.

•	In September 2010, a 14.3% shareholding in YouView TV Limited, a joint venture between the BBC, ITV, BT, Channel 4 and others to bring a new free-to-air internet-connected TV service to UK homes.
Also during 2011, we completed the following disposal:
     In December 2010 and March 2011 a 6.5% interest in Tech Mahindra was sold for total consideration of £74m.
     We also completed a number of other minor disposals in 2011.
Legal proceedings
We do not believe that there is any single current court action that would have a material adverse effect on the financial position or operations of the group. During 2011 the aggregate volume and value of legal actions to which the group is party remained broadly the same as at the end of 2010, during which the levels had increased significantly.

Report of the Directors – Financial review	British Telecommunications plc Annual Report and Form 20-F 2011 25

Principal accounting policies, critical accounting estimates and key judgements
Our principal accounting policies are set out on pages 33 to 41 of the consolidated financial statements and conform with IFRS. These policies, and applicable estimation techniques, have been reviewed by the directors who have confirmed them to be appropriate for the preparation of the 2011 consolidated financial statements.
     We, in common with virtually all other companies, use estimates in the preparation of our consolidated financial statements. Details of critical accounting estimates and key judgements are provided in the accounting policies on pages 39 and 40.
ALTERNATIVE PERFORMANCE MEASURES
Introduction
We assess the performance of the group using a variety of alternative performance measures. We principally discuss the group’s results on an ‘adjusted’ basis. The rationale for using adjusted measures is explained below. Results on an adjusted basis are presented before specific items.
     We also explain financial performance using measures that are not defined under IFRS and are therefore termed ‘non-GAAP’ measures. The non-GAAP measures we use are EBITDA and reported and adjusted free cash flow. A reconciliation from these non-GAAP measures to the nearest measure prepared in accordance with IFRS is presented below. The alternative performance measures we use may not be directly comparable to similarly titled measures used by other companies.
Specific items
Definition
The group’s income statement and segmental analysis separately identify trading results before specific items. Specific items are those that in management’s judgement need to be disclosed by virtue of their size, nature or incidence. In determining whether an event or transaction is specific, management considers quantitative as well as qualitative factors such as the frequency or predictability of occurrence. This is consistent with the way that financial performance is measured by management and reported to the Board and the Operating Committee of BT Group plc and assists in providing a meaningful analysis of the trading results of the group. The directors believe that presentation of the group’s results in this way is relevant to an understanding of the group’s financial performance as specific items are identified by virtue of their size, nature or incidence.
     Items which have been considered to be specific items by virtue of their size, nature or incidence include disposals of businesses and investments, business restructuring programmes, asset impairment charges, property rationalisation programmes and the settlement of multiple tax years in a single payment. In 2011 net interest on pensions has been included in specific items because of its volatile nature. Accordingly, specific items for the comparative period have been re-presented to reflect this reclassification.
Specific items in 2011 and 2010
Specific items recognised in all years are summarised below and disclosed in note 9 to the consolidated financial statements.
Revenue and other operating income
In 2010 a charge of £52m was recognised as a reduction in revenue, reflecting an Ofcom determination in relation to 2Mbps partial private circuits.
Operating costs
Specific operating costs of £329m (2010: £427m) comprised:
•	BT Global Services restructuring charges of £192m (2010: £301m). This included people and property charges of £129m (2010: £132m) principally comprising leaver costs and property exit costs and networks, products and procurement channels rationalisation charges of £41m (2010: £142m) from rationalising legacy networks, including the associated systems and processes. In 2010 the charge of £142m included a payment of £127m made to Tech Mahindra for the renegotiation of certain supply contracts as part of the rationalisation of procurement channels. In addition intangible asset impairments and other charges of £22m were recognised (2010: £27m). Further BT Global Services restructuring charges of around £50m are expected to be incurred in 2012 principally in relation to the network rationalisation programme.

•	Property rationalisation charges of £88m (2010: £121m) in relation to the rationalisation of the group’s UK property portfolio.

•	Intangible assets impairment charges of £49m (2010: £nil) relating to goodwill and brands.
Net finance expense
Net finance expense on pensions was £79m (2010: £279m).
Associates and joint ventures
In 2011 a profit of £42m arose on the disposal of a 6.5% interest in our associate Tech Mahindra. In 2010 a loss on disposal of £12m arose on the disposal of an indirect interest in Tech Mahindra. In 2010 the group also recognised a credit of £29m in connection with the £127m payment to its associate Tech Mahindra, as described above.
Taxation
The specific tax credit of £239m in 2011 (2010: £420m) comprised:
•	Tax credit of £72m (2010: £190m) on the specific items detailed above.

•	Tax credit of £172m (2010: £nil) for the re-measurement of deferred tax balances as a result of the change in the UK statutory corporation tax rate from 28% to 26% effective in 2012.

•	In 2010 the group agreed substantially all outstanding tax matters with HMRC relating to the 2008, 2007 and 2006 tax years resulting in a tax repayment. Specific items in 2010 included a tax credit of £230m, associated interest of £11m on the repayment and operating costs of £5m representing costs associated with the settlement.
EBITDA
In addition to measuring financial performance of the lines of business based on operating profit, we also measure performance based on EBITDA and adjusted EBITDA. EBITDA is defined as the group profit or loss before depreciation, amortisation, net finance expense and taxation. Adjusted EBITDA is defined as EBITDA before specific items. EBITDA is a common measure used by investors and analysts to evaluate the operating financial performance of companies, particularly in the telecommunications sector.
     We consider EBITDA and adjusted EBITDA to be useful measures of our operating performance because they reflect the underlying operating cash costs, by eliminating depreciation and amortisation. EBITDA and adjusted EBITDA are not direct measures of our liquidity, which is shown by our cash flow statement, and need to be considered in the context of our financial commitments.

26 British Telecommunications plc Annual Report and Form 20-F 2011	Report of the Directors – Financial review

A reconciliation from group operating profit, the most directly comparable IFRS measure, to reported and adjusted group EBITDA, is set out below. A reconciliation between operating profit and adjusted EBITDA for our lines of business is set out in Segment information, note 1 to the consolidated financial statements on page 48.

	2011	2010
Year ended 31 March	£m	£m

Operating profit	2,573	2,138
Depreciation and amortisation	2,979	3,039

Reported EBITDA	5,552	5,178
Specific items	329	477

Adjusted EBITDA	5,881	5,654

Free cash flow
Reported free cash flow
Free cash flow is one of the group’s key performance indicators by which our financial performance is measured. Reported free cash flow is defined as the net increase in cash and cash equivalents less cash flows from financing activities (except net interest paid) and less the acquisition or disposal of group undertakings and less the net sale of short-term investments and excluding pension deficit payments. Reported free cash flow is primarily a liquidity measure, however we also believe it is an important indicator of our overall operational performance as it reflects the cash we generate from operations after capital expenditure and financing costs, both of which are significant ongoing cash outflows associated with investing in our infrastructure and financing our operations. In addition, reported free cash flow excludes cash flows that are determined at a corporate level independently of ongoing trading operations such as dividends, acquisitions and disposals and repayment of debt.
Adjusted free cash flow
We also measure free cash flow on an adjusted basis before specific items. Adjusted free cash flow is before the cash impact of specific items including tax related specific items. For non-tax related specific items, the adjustment is made on a pre-tax basis. Adjusted free cash flow provides an additional measure of the free cash flow generated by the group based on its trading performance.
     A reconciliation from net cash inflow from operating activities, the most directly comparable IFRS measure, to reported and adjusted free cash flow is set out below.

	2011	2010
Year ended 31 March	£m	£m

Net cash inflow from operations	4,570	4,827
Add back pension deficit	1,030	525
Included in cash flows from investing activities
Net capital expenditure	(2,630)	(2,480)
Interest received	134	207
Dividends received from associates	7	3
Purchases of non-current financial assets	(18)	–
Outflow on non-current amounts owed by parent company	(105)	(191)
Included in cash flows from financing activities
Interest paid	(973)	(956)

Reported free cash flow	2,015	1,935
Net cash outflow from specific items	212	173

Adjusted free cash flow	2,227	2,108

The net cash outflow from specific items of £212m in 2011 principally comprised BT Global Services restructuring charges and property rationalisation costs. The net cash outflow of £173m in 2010 principally comprised BT Global Services restructuring charges and property rationalisation costs, offset by a cash receipt of £226m following the agreement of substantially all outstanding tax matters with HMRC relating to the 2008, 2007 and 2006 tax years.
Net debt
This measure is applied in context of BT Group plc’s financial statements and is referred to in these financial statements.
     Net debt consists of loans and other borrowings (both current and non current), less current asset investments and cash and cash equivalents. Loans and other borrowings are measured at the net proceeds raised, adjusted to amortise any discount over the term of the debt. For the purpose of this measure, current asset investments and cash and cash equivalents are measured at the lower of cost and net realisable value. Currency denominated balances within net debt are translated to Sterling at swapped rates where hedged.
     This definition of net debt measures balances at the expected value of future undiscounted cash flows due to arise on maturity of financial instruments and removes the balance sheet adjustments made from the re-measurement of hedged risks under fair value hedges and the use of the effective interest method. In addition, the gross balances are adjusted to take account of netting arrangements.
     It is a measure of BT Group plc’s net indebtedness that provides an indicator of the overall balance sheet strength. It is also a single measure that can be used to assess both the BT Group plc cash position and indebtedness. There are material limitations in the use of alternative performance measures and the use of the term net debt does not necessarily mean that the cash included in the net debt calculation is available to settle the liabilities included in this measure.
     BT Group plc’s management consider BT Group plc’s consolidated net debt to be an alternative performance measure as it is not defined in IFRS. The most directly comparable IFRS measure is the aggregate of loans and other borrowings (current and non-current), current asset investments and cash and cash equivalents.

Report of the Directors – Financial review	British Telecommunications plc Annual Report and Form 20-F 2011 27

REPORT OF THE DIRECTORS
STATUTORY INFORMATION
The directors submit their report and the audited financial statements of the company, British Telecommunications plc, and the group, which includes its subsidiary undertakings, for the 2011 financial year.
Introduction
The Business review and Financial review on pages 2 to 27 form part of this report. The audited financial statements are presented on pages 33 to 89 and 108.
     During the year no dividends have been paid to the parent company, BT Group Investments Limited (2010: £nil).
Principal activity
The company is the principal trading company of the BT group.
     Our main activities are the provision of fixed telephony lines and calls, broadband, mobile and TV products and services as well as networked IT services.
     In the UK we are a leading communications services provider. We sell products and services to consumers, small and medium-sized enterprises and the public sector. We also sell wholesale products and services to communications providers in the UK and around the world. Globally, we supply managed networked IT services to multinational corporations, domestic businesses and national and local government organisations.
Directors
The directors at 31 March 2011 were Ian Livingston, Tony Chanmugam and Glyn Parry who all served throughout the 2011 financial year. Sean Williams was appointed to the Board on 18 April 2011. Ian Livingston served as a director until 18 April 2011.
Financial statements
A statement by the directors of their responsibilities for preparing the financial statements is included in the Statement of directors’ responsibilities.
     So far as each of the directors is aware, there is no relevant information that has not been disclosed to the company’s auditors and each of the directors believes that all steps have been taken that ought to have been taken to make them aware of any relevant audit information and to establish that the company’s auditors have been made aware of that information.
Financial instruments
Details of the financial risk management objectives and policies of the group and exposure to interest risk, foreign exchange risk, credit risk, liquidity risk and price risk are given in note 29 on pages 80 to 89.
Auditors
A resolution to reappoint PricewaterhouseCoopers LLP as BT’s auditors and to authorise the directors to agree their remuneration will be proposed at the AGM.
     PricewaterhouseCoopers have been the company’s auditiors for many years. Having reviewed the independence and effectiveness of the external auditors, the BT Group plc Audit & Risk Committee has not considered it necessary to date to require them to tender for the audit. The external auditors are required to rotate the lead partner every five years and other partners every seven years that are responsible for the group and subsidiary audits. The partner currently responsible for BT’s audit is completing his second year.
Internal control and risk management
The Board of BT Group plc, the company’s ultimate parent, is responsible for the group’s systems of internal control and risk management and for reviewing each year the effectiveness of those systems. Such systems are designed to manage, rather than eliminate, the risk of failure to achieve business objectives; any system can provide only reasonable, and not absolute, assurance against material misstatement or loss. The process in place for reviewing BT’s systems of internal control includes procedures designed to identify and evaluate failings and weaknesses, and, in the case of any categorised as significant, procedures exist to ensure that necessary action is taken to remedy the failings.
     BT Group plc has enterprise-wide risk management processes for identifying, evaluating and managing the significant risks faced by the group. These processes have been in place for the whole of the 2011 financial year and have continued up to the date on which this document was approved. The processes are in accordance with the Revised Guidance for Directors on the Combined Code published by the Financial Reporting Council (the Turnbull Guidance).
     Risk assessment and evaluation takes place as an integral part of BT Group plc’s annual strategic planning cycle. A detailed risk management process, culminating in a BT Group plc Board review, which identifies the key risks facing the group and each business unit. This information is reviewed by senior management as part of the strategic review. Our current key risks are summarised in Business review – Our risks on pages 15 to 18.
     The key features of the enterprise wide risk management process comprise the following procedures:
•	senior executives collectively review the group’s key risks and have created a group risk register describing the risks, owners and mitigation strategies. This is reviewed by the BT Group plc Operating Committee before being reviewed and approved by the BT Group plc Board

•	the lines of business and internal service units carry out risk assessments of their operations, create risk registers relating to those operations, and ensure that the key risks are addressed

•	senior executives with responsibilities for major group operations report quarterly with their opinion on the effectiveness of the operation of internal controls in their area of responsibility

•	the internal auditors carry out continuing assessments of the quality of risk management and control, report to management and the BT Group plc Audit & Risk Committee on the status of specific areas identified for improvement and promote effective risk management in the lines of business and internal service units operations

•	the BT Group plc Audit & Risk Committee, on behalf of the BT Group plc Board, considers the effectiveness of the operation of internal control procedures in the group during the financial year. It reviews reports from the internal and external auditors and reports its conclusions to the BT Group plc Board. The BT Group plc Audit & Risk Committee has carried out these actions for the 2011 financial year.
US Sarbanes-Oxley Act of 2002
BT has debt securities registered with the US Securities and Exchange Commission (SEC). As a result, we must comply with those provisions of the Sarbanes-Oxley Act applicable to foreign issuers. We comply with the legal and regulatory requirements introduced pursuant to this legislation, in so far as they are applicable.
Disclosure controls and procedures
The principal executive officer and the principal financial officer, after evaluating the effectiveness of BT’s disclosure controls and procedures as of the end of the period covered by this Annual Report & Form 20-F, have concluded that, as of such date, BT’s disclosure controls and procedures were effective to ensure that material information relating to BT was made known to them by others within the group. The principal executive officer and principal financial officer concluded that our disclosure controls and procedures are also effective to ensure that the information

28 British Telecommunications plc Annual Report and Form 20-F 2011	Report of the Directors – Statutory information

required to be disclosed by the company in reports that it files under the Exchange Act is recorded, processed, summarised and reported within the time periods specified in the rules and forms of the SEC. The principal executive officer and the principal financial officer have also provided the certifications required by the Sarbanes-Oxley Act.
Internal control over financial reporting
BT’s management is responsible for establishing and maintaining adequate internal control over financial reporting for the group including the consolidation process. Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with IFRS. Management conducted an assessment of the effectiveness of internal control over financial reporting based on the framework for internal control evaluation contained in the Turnbull Guidance.
     Based on this assessment, management has concluded that as at 31 March 2011, BT’s internal control over financial reporting was effective.
     There were no changes in BT’s internal control over financial reporting that occurred during the 2011 financial year that have materially affected, or are reasonably likely to have materially affected, BT’s internal control over financial reporting. Any significant deficiency, as defined by the US Public Company Accounting Oversight Board (PCAOB), in internal control over financial reporting is reported to the Audit & Risk Committee of the ultimate parent company, BT Group plc.
     PricewaterhouseCoopers LLP, which has audited the consolidated financial statements of the group for the 2011 financial year, has also audited the effectiveness of the group’s internal control over financial reporting under Auditing Standard No. 5 of the PCAOB. Their report is on page 32.
By order of the Board
Heather Brierley
Secretary
17 May 2011
Registered Office: 81 Newgate Street, London EC1A 7AJ
Registered in England and Wales No. 1800000

Report of the Directors – Statutory information	British Telecommunications plc Annual Report and Form 20-F 2011 29

STATEMENT OF DIRECTORS’ RESPONSIBILITIES
for preparing the financial statements
The directors are responsible for preparing the Annual Report and the financial statements in accordance with applicable law and regulations.
     Company law requires the directors to prepare financial statements for each financial year. Under that law the directors have elected to prepare the consolidated financial statements in accordance with International Financial Reporting Standards (IFRSs) as adopted by the European Union, and the parent company financial statements in accordance with United Kingdom Generally Accepted Accounting Practice (United Kingdom Accounting Standards and applicable law). In preparing the consolidated financial statements, the directors have also elected to comply with IFRSs, issued by the International Accounting Standards Board (IASB). Under company law the directors must not approve the financial statements unless they are satisfied that they give a true and fair view of the state of affairs of the group and the company and of the profit or loss of the group for that period. In preparing these financial statements, the directors are required to:
•	select suitable accounting policies and then apply them consistently;

•	make judgments and accounting estimates that are reasonable and prudent;

•	state whether IFRSs as adopted by the European Union and IFRSs issued by IASB and applicable UK Accounting Standards have been followed, subject to any material departures disclosed and explained in the consolidated and parent company financial statements respectively; and

•	prepare the financial statements on the going concern basis unless it is inappropriate to presume that the company will continue in business.
The directors are responsible for keeping adequate accounting records that are sufficient to show and explain the company’s transactions and disclose with reasonable accuracy at any time the financial position of the company and the group and enable them to ensure that the financial statements comply with the Companies Act 2006 and, as regards the consolidated financial statements, Article 4 of the IAS Regulation. They are also responsible for safeguarding the assets of the company and the group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.
     Each of the directors, whose names are listed on page 28 confirm that, to the best of their knowledge:
•	the consolidated financial statements, which have been prepared in accordance with IFRSs as adopted by the European Union, give a true and fair view of the assets, liabilities, financial position and profit of the group and the parent company; and

•	the Report of the directors on pages 2 to 29 includes a fair review of the development and performance of the business and the position of the group, together with a description of the principal risks and uncertainties that it faces.

30 British Telecommunications plc Annual Report and Form 20-F 2011	Statement of directors’ responsibilities

REPORT OF THE INDEPENDENT AUDITORS
CONSOLIDATED FINANCIAL STATEMENTS
UNITED KINGDOM OPINION
Independent Auditors’ Report to the members of British Telecommunications plc (the ‘company’)
We have audited the consolidated financial statements of British Telecommunications plc for the year ended 31 March 2011 which comprise the Group income statement, the Group statement of comprehensive income, the Group statement of changes in equity, the Group cash flow statement, the Group balance sheet, the Accounting policies and the related notes. The financial reporting framework that has been applied in their preparation is applicable law and International Financial Reporting Standards (IFRSs) as adopted by the European Union.
Respective responsibilities of directors and auditors
As explained more fully in the Statement of directors’ responsibilities set out on page 30, the directors are responsible for the preparation of the consolidated financial statements and for being satisfied that they give a true and fair view. Our responsibility is to audit and express an opinion on the consolidated financial statements in accordance with applicable law and International Standards on Auditing (UK and Ireland). Those standards require us to comply with the Auditing Practices Board’s Ethical Standards for Auditors.
     This report, including the opinions, has been prepared for and only for the company’s members as a body in accordance with Chapter 3 of Part 16 of the Companies Act 2006 and for no other purpose. We do not, in giving these opinions, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.
Scope of the audit of the financial statements
An audit involves obtaining evidence about the amounts and disclosures in the financial statements sufficient to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or error. This includes an assessment of: whether the accounting policies are appropriate to the group’s circumstances and have been consistently applied and adequately disclosed; the reasonableness of significant accounting estimates made by the directors; and the overall presentation of the financial statements. In addition we read all the financial and non-financial information in the British Telecommunications plc Annual Report & Form 20-F for the year ended 31 March 2011 to identify material inconsistencies with the audited consolidated financial statements. If we become aware of any apparent material misstatements or inconsistencies we consider the implication for our report.
Opinion on financial statements
In our opinion the consolidated financial statements:
•	give a true and fair view of the state of the group’s affairs as at 31 March 2011 and of its profit and cash flows for the year then ended;

•	have been properly prepared in accordance with IFRSs as adopted by the European Union; and

•	have been prepared in accordance with the requirements of the Companies Act 2006 and Article 4 of the lAS Regulation.
Separate opinion in relation to IFRSs as issued by the IASB
As explained in the Accounting policies section of the consolidated financial statements, the group in addition to complying with its legal obligation to apply IFRSs as adopted by the European Union, has also applied IFRSs as issued by the International Accounting Standards Board (IASB).
     In our opinion the consolidated financial statements comply with IFRSs as issued by the IASB.
Opinion on other matters prescribed by the Companies Act 2006
In our opinion the information given in the Report of the directors for the financial year for which the consolidated financial statements are prepared is consistent with the consolidated financial statements.
Matters on which we are required to report by exception
We have nothing to report in respect of the following:
     Under the Companies Act 2006 we are required to report to you if, in our opinion:
•	certain disclosures of directors’ remuneration specified by law are not made; or
•	we have not received all the information and explanations we require for our audit.
Other matter
We have reported separately on the parent company financial statements of British Telecommunications plc for the year ended 31 March 2011.
Philip Rivett (Senior Statutory Auditor)
for and on behalf of PricewaterhouseCoopers LLP
Chartered Accountants and Statutory Auditors
London, United Kingdom
17 May 2011

Report of the independent auditors – Consolidated financial statements	British Telecommunications plc Annual Report and Form 20-F 2011 31

UNITED STATES OPINION
Report of Independent Registered Public Accounting Firm to the Board of Directors and Shareholders of British Telecommunications plc (the ‘company’)
In our opinion, the accompanying Group income statements, Group statements of comprehensive income, Group statements of changes in equity, Group cash flow statements and Group balance sheets present fairly, in all material respects, the financial position of British Telecommunications plc and its subsidiaries at 31 March 2011 and 2010 and the results of their operations and cash flows for each of the three years in the period ended 31 March 2011, in conformity with International Financial Reporting Standards (IFRSs) as issued by the International Accounting Standards Board. Also, in our opinion the company maintained, in all material respects, effective internal control over financial reporting as of 31 March 2011, based on criteria established in the Turnbull Guidance.
     The company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in management’s evaluation of the effectiveness of internal control over financial reporting as set out in the first three paragraphs of Internal control over financial reporting in the Report of the directors of the British Telecommunications plc Annual Report & Form 20-F.
     Our responsibility is to express opinions on these financial statements and on the company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects.
     Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.
     A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorisations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
     Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
PricewaterhouseCoopers LLP
London, United Kingdom
17 May 2011

32 British Telecommunications plc Annual Report and Form 20-F 2011	Report of the independent auditors – Consolidated financial statements

CONSOLIDATED FINANCIAL STATEMENTS
ACCOUNTING POLICIES
(i) Basis of preparation and presentation of the financial statements
Compliance with applicable law and IFRS
These consolidated financial statements have been prepared in accordance with the Companies Act 2006, Article 4 of the IAS Regulation and International Accounting Standards (IAS) and International Financial Reporting Standards (IFRS) and related interpretations, as adopted by the European Union. The consolidated financial statements are also in compliance with IFRS as issued by the International Accounting Standards Board.
Accounting convention
The consolidated financial statements are prepared on the historical cost basis, except for certain financial and equity instruments that have been measured at fair value.
Presentation of specific items
The group’s income statement and segmental analysis separately identify trading results before specific items. Specific items are those that in management’s judgment need to be disclosed by virtue of their size, nature or incidence. In determining whether an event or transaction is specific, management considers quantitative as well as qualitative factors such as the frequency or predictability of occurrence. This is consistent with the way that financial performance is measured by management and reported to the Board and the Operating Committee of BT Group plc and assists in providing a meaningful analysis of the trading results of the group. The directors believe that presentation of the group’s results in this way is relevant to an understanding of the group’s financial performance as specific items are identified by virtue of their size, nature or incidence. Furthermore, the group considers a columnar presentation to be appropriate, as it improves the clarity of the presentation and is consistent with the way that financial performance is measured by management and reported to the Board and the Operating Committee of BT Group plc. Specific items may not be comparable to similarly titled measures used by other companies.
     Items which have been considered to be specific items by virtue of their size, nature or incidence include disposals of businesses and investments, business restructuring programmes, asset impairment charges, property rationalisation programmes and the settlement of multiple tax years in a single payment. In 2011 net interest on pensions has been included in specific items because of its volatile nature, and also BT Global Services contract and financial review charges in 2009, by virtue of their size and nature. Accordingly, specific items for comparative periods have been re-presented to reflect this reclassification. The impact of subsequent changes to the contract and financial review charges from revisions in estimates and assumptions are included within trading results before specific items, and are separately disclosed if considered significant. Specific items for the current and prior years are disclosed in note 9.
Critical accounting estimates and key judgements
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed on pages 39 and 40 in ‘Critical accounting estimates and key judgements’.
Composition of the group
The group’s principal operating subsidiaries and associate are detailed on page 108.
(ii) Basis of consolidation
The group financial statements consolidate the financial statements of British Telecommunications plc (‘the company’) and its subsidiaries, and they incorporate its share of the results of associated and joint ventures using the equity method of accounting.
Accounting for subsidiaries
A subsidiary is an entity that is controlled by another entity, known as the parent. Control is the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities generally accompanied by a shareholding of more than one half of the voting rights.
     Non-controlling interests in the net assets of consolidated subsidiaries are identified separately from the group’s equity. Non-controlling interests consist of the amounts of those interests at the date of the original business combination and non-controlling share of changes in equity since the date of the combination.
     The results of subsidiaries acquired or disposed of during the year are consolidated from and up to the date of change of control. Where necessary, adjustments are made to the financial statements of subsidiaries, associates and joint ventures to bring the accounting policies used in line with those used by the group. All intra group transactions including any gains or losses, balances, income or expenses are eliminated in full on consolidation.
     Changes in the group’s ownership interests in subsidiaries that do not result in the group losing control over the subsidiaries are accounted for as equity transactions. The carrying amounts of the group’s interests and the non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiaries. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognised directly in equity.
     When the group loses control of a subsidiary, the profit or loss on disposal is calculated as the difference between (i) the aggregate of the fair value of the consideration received and the fair value of any retained interest and (ii) the previous carrying amount of the assets (including goodwill), and liabilities of the subsidiary and any non-controlling interests.
Interests in associates and joint ventures
An associate is an entity over which another entity has significant influence and that is neither a subsidiary nor an interest in a joint venture. Significant influence is the power to participate in the financial and operating policy decisions of an entity but is not control or joint control over those policies.
     A joint venture is an entity that is jointly controlled by two or more entities. Joint control is the contractually agreed sharing of control over an economic activity, and exists only when the strategic financial and operating decisions relating to the activity require the unanimous consent of the parties sharing control.
     Investments in associates and joint ventures are initially recognised at cost. Any excess of the cost of acquisition over the group’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities of an associate or joint venture at the date of acquisition is recognised as goodwill, which is included within the carrying amount of the investment.
     Subsequent to acquisition, the carrying value of the group’s investment in associates and joint ventures includes the group’s share of post acquisition reserves, less any impairment in the value of individual assets. The income statement reflects the group’s share of the results of operations after tax of the associate or joint venture.

Consolidated financial statements – Accounting policies	British Telecommunications plc Annual Report and Form 20-F 2011 33

When a group entity transacts with its associate or a joint venture, profits and losses resulting from the transactions with the associate or joint venture are recognised in the consolidated financial statements only to the extent of interests in the associate that are not related to the group.
(iii) Business combinations
Acquisitions of businesses are accounted for using the acquisition method of accounting. The consideration transferred is measured at fair value, which is the aggregate of the fair values of the assets transferred, liabilities incurred or assumed and the equity instruments issued in exchange for control of the acquiree. Acquisition related costs are generally expensed as incurred. The acquiree’s identifiable assets and liabilities are recognised at their fair value at the acquisition date.
     Goodwill arising on acquisition is recognised as an asset and measured at cost representing the excess of the aggregate of the consideration, the amount of any non-controlling interests in the acquiree, and the fair value of the acquirer’s previously held equity interest in the acquiree (if any) over the net of the fair values of the identifiable assets and liabilities at the date of acquisition.
     Non-controlling interests that entitle their holders to a proportionate share of the entity’s net assets in the event of liquidation may be initially measured either at fair value or at the non-controlling interests’ proportionate share of the recognised amounts of the acquiree’s identifiable net assets. The choice of measurement basis is made on a transaction by transaction basis.
     When the consideration in a business combination includes contingent consideration, it is measured at its acquisition date fair value. Changes in the fair value of the contingent consideration that qualify as measurement period adjustments are adjusted retrospectively, with corresponding adjustments against goodwill. Measurement period adjustments are adjustments that arise from additional information obtained during the ‘measurement period’, which cannot exceed one year from the acquisition date, about facts and circumstances that existed at the acquisition date.
     The subsequent accounting for changes in the fair value of the contingent consideration that do not qualify as measurement period adjustments depends on how the contingent consideration is classified. Contingent consideration that is classified as equity is not remeasured and its subsequent settlement is accounted for within equity. Contingent consideration that is classified as an asset or a liability is remeasured with the corresponding gain or loss being recognised in profit or loss.
     When a business combination is achieved in stages, the group’s previously held equity interest in the acquiree is remeasured to fair value at the acquisition date and the resulting gain or loss, if any, is recognised in profit or loss.
     Business combinations that took place prior to 1 April 2010 were accounted for in accordance with the previous version of IFRS 3.
(iv) Revenue
Revenue represents the fair value of the consideration received or receivable for communication services and equipment sales, net of discounts and sales taxes. Revenue from the rendering of services and sale of equipment is recognised when it is probable that the economic benefits associated with a transaction will flow to the group and the amount of revenue and associated costs can be measured reliably. Where the group acts as an agent in a transaction, it recognises revenue net of directly attributable costs.
Services
Revenue arising from separable installation and connection services is recognised when it is earned, upon activation. Revenue from the rental of analogue and digital lines and private circuits is recognised evenly over the period to which the charges relate. Revenue from calls is recognised at the time the call is made over the group’s network. Subscription fees, consisting primarily of monthly charges for access to broadband and other internet access or voice services, are recognised as revenue as the service is provided. Revenue arising from the interconnection of voice and data traffic between other telecommunications operators is recognised at the time of transit across the group’s network.
Equipment sales
Revenue from the sale of peripheral and other equipment is recognised when all the significant risks and rewards of ownership are transferred to the buyer, which is normally the date the equipment is delivered and accepted by the customer.
Long-term contractual arrangements
Revenue from long-term contractual arrangements is recognised based on the percentage of completion method. The stage of completion is estimated using an appropriate measure according to the nature of the contract. For long-term services contracts, revenue is recognised on a straight line basis over the term of the contract. However, if the performance pattern is other than straight line, revenue is recognised as services are provided, usually on an output or consumption basis. For fixed price contracts, including contracts to design and build software solutions, revenue is recognised by reference to the stage of completion, as determined by the proportion of costs incurred relative to the estimated total contract costs, or other measures of completion such as the achievement of contract milestones and customer acceptance. In the case of time and materials contracts, revenue is recognised as the service is rendered.
     Costs related to delivering services under long-term contractual arrangements are expensed as incurred. An element of costs incurred in the initial set up, transition or transformation phase of the contract is deferred and recorded within non-current assets. These costs are then recognised in the income statement on a straight line basis over the remaining contractual term, unless the pattern of service delivery indicates a different profile is appropriate. These costs are directly attributable to specific contracts, relate to future activity, will generate future economic benefits and are assessed for recoverability on a regular basis.
     The percentage of completion method relies on estimates of total expected contract revenues and costs, as well as reliable measurement of the progress made towards completion. Unless the financial outcome of a contract can be estimated with reasonable certainty, no attributable profit is recognised. In such circumstances, revenue is recognised equal to the costs incurred to date, to the extent that such revenue is expected to be recoverable. Recognised revenue and profits are subject to revisions during the contract if the assumptions regarding the overall contract outcome are changed. The cumulative impact of a revision in estimates is recorded in the period in which such revisions become likely and can be estimated. Where the actual and estimated costs to completion exceed the estimated revenue for a contract, the full contract life loss is recognised immediately.
     Where a contractual arrangement consists of two or more separate elements that have value to a customer on a standalone basis, revenue is recognised for each element as if it were an individual contract. The total contract consideration is allocated between the separate elements on the basis of relative fair value and the appropriate revenue recognition criteria are applied to each element as described above.
(v) Other operating income
Other operating income is income generated by the group that arises from activities outside of the provision of communication services and

34 British Telecommunications plc Annual Report and Form 20-F 2011	Consolidated financial statements – Accounting policies

equipment sales. Items reported as other operating income include income from repayment works, proceeds from scrap and cable recovery, income generated by our fleet operations, income from government grants, profits and losses on the disposal of business operations and property, plant and equipment and income generated from the exploitation of our intellectual property.
(vi) Government grants
Government grants are recognised initially as deferred income at their fair value where there is a reasonable assurance that the grant will be received and the group will comply with the conditions associated with the grant. Grants that compensate the group for expenses incurred are recognised in the income statement within other operating income in the same periods in which the associated expenditure is recognised. Grants that compensate the group for the cost of an asset are recognised in the income statement in other operating income on a straight line basis over the useful life of the asset.
(vii) Leases
The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement and requires an assessment of whether the fulfilment of the arrangement is dependent on the use of a specific asset or assets and whether the arrangement conveys the right to use the asset.
     Leases of property, plant and equipment where the group holds substantially all the risks and rewards of ownership are classified as finance leases.
     Finance lease assets are capitalised at the commencement of the lease term at the lower of the present value of the minimum lease payments or the fair value of the leased asset. The obligations relating to finance leases, net of finance charges in respect of future periods, are recognised as liabilities. Leases are subsequently measured at amortised cost using the effective interest method. If a sale and leaseback transaction results in a finance lease, any excess of sale proceeds over the carrying amount is deferred and recognised in the income statement over the lease term.
     Leases where a significant portion of the risks and rewards are held by the lessor are classified as operating leases. Rentals are charged to the income statement on a straight line basis over the period of the lease. If a sale and leaseback transaction results in an operating lease, any profit or loss is recognised in the income statement immediately, except where a proportion of the profit or loss is deferred or amortised because the sale price was not equal to fair value.
(viii) Foreign currencies
Items included in the financial statements of each of the group’s subsidiaries are measured using the currency of the primary economic environment in which the entity operates (the functional currency). The consolidated financial statements are presented in Sterling, the presentation currency of the group.
     Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the date of the transaction. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at period end exchange rates are recognised in the income statement in the line which most appropriately reflects the nature of the item or transaction. Where monetary items form part of the net investment in a foreign operation and are designated as hedges of a net investment or as cash flow hedges, such exchange differences are recognised in equity.
     On consolidation, assets and liabilities of foreign undertakings are translated into Sterling at year end exchange rates. The results of foreign undertakings are translated into Sterling at average rates of exchange for the year (unless this average is not a reasonable approximation of the cumulative effects of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions). Foreign exchange differences arising on retranslation are recognised directly in a separate component of equity, the translation reserve.
     In the event of the disposal of an undertaking with assets and liabilities denominated in a foreign currency, the cumulative translation difference associated with the undertaking in the translation reserve is charged or credited to the gain or loss on disposal recognised in the income statement.
(ix) Intangible assets
Identifiable intangible assets are recognised when the group controls the asset, it is probable that future economic benefits attributable to the asset will flow to the group and the cost of the asset can be reliably measured. All intangible assets, other than goodwill and indefinite lived assets, are amortised over their useful economic life. The method of amortisation reflects the pattern in which the assets are expected to be consumed. If the pattern cannot be determined reliably, the straight line method is used.
Goodwill
Goodwill represents the excess of the cost of an acquisition over the fair value of the group’s share of the identifiable net assets (including intangible assets) of the acquired subsidiary. Goodwill is reviewed annually for impairment and carried at cost less accumulated impairment losses.
Computer software
Computer software comprises computer software purchased from third parties, and also the cost of internally developed software. Computer software purchased from third parties and internally developed software is initially recorded at cost.
Telecommunication licences
Licence fees paid to governments, which permit telecommunication activities to be operated for defined periods, are initially recorded at cost and amortised from the time the network is available for use to the end of the licence period.
Brands, customer lists and customer relationships
Intangible assets acquired through business combinations are recorded at fair value at the date of acquisition. Assumptions are used in estimating the fair values of acquired intangible assets and include management’s estimates of revenue and profits to be generated by the acquired businesses.
Subscriber acquisition costs
Subscriber acquisition costs are expensed as incurred, unless they meet the criteria for capitalisation, in which case they are capitalised and amortised over the shorter of the expected customer life or contractual period.
Estimated useful economic lives
The estimated useful economic lives assigned to the principal categories of intangible assets are as follows:

Computer software	2 to 10 years
Telecommunication licences	1 to 5 years
Brands, customer lists and customer relationships	3 to 15 years
(x) Research and development
Research expenditure is recognised in the income statement in the period in which it is incurred.

Consolidated financial statements – Accounting policies	British Telecommunications plc Annual Report and Form 20-F 2011 35

Development expenditure, including the cost of internally developed software, is recognised in the income statement in the period in which it is incurred unless it is probable that economic benefits will flow to the group from the asset being developed, the cost of the asset can be reliably measured and technical feasibility can be demonstrated. Capitalisation ceases when the asset being developed is ready for use.
     Research and development costs include direct and indirect labour, materials and directly attributable overheads.
(xi) Property, plant and equipment
Property, plant and equipment is included in the balance sheet at historical cost, less accumulated depreciation and any impairment losses. On disposal of property, plant and equipment, the difference between the sale proceeds and the net book value at the date of disposal is recorded in the income statement.
Cost
Included within the cost for network infrastructure and equipment are direct and indirect labour, contractors’ charges, materials and directly attributable overheads.
Depreciation
Depreciation is provided on property, plant and equipment on a straight line basis from the time the asset is available for use, so as to write off the asset’s cost over the estimated useful life taking into account any expected residual value. Freehold land is not subject to depreciation. The lives assigned to principal categories of assets are as follows:

Land and buildings
Freehold buildings	40 years
Leasehold land and buildings	Unexpired portion of
lease or 40 years,
whichever is the shorter

Network infrastructure and equipment Transmission equipment:
Duct	40 years
Cable	3 to 25 years
Fibre	5 to 20 years
Exchange equipment	2 to 13 years
Payphones and other network equipment	2 to 20 years
Other
Motor vehicles	2 to 9 years
Computers and office equipment	3 to 6 years
Assets held under finance leases are depreciated over the shorter of the lease term or their useful economic life. Residual values and useful lives are reassessed annually and, if necessary, changes are recognised prospectively.
(xii) Borrowing costs
In respect of borrowing costs relating to qualifying assets for which take more than 12 months to complete, the group capitalises borrowing costs during the construction phase as part of the cost of that asset.
(xiii) Asset impairment (non financial assets)
Intangible assets with finite useful lives and property, plant and equipment are tested for impairment if events or changes in circumstances (assessed at each reporting date) indicate that the carrying amount may not be recoverable. When an impairment test is performed, the recoverable amount is assessed by reference to the higher of the net present value of the expected future cash flows (value in use) of the relevant cash generating unit and the fair value less cost to sell.
Goodwill and intangible assets with indefinite useful lives are reviewed for impairment at least annually.
     Impairment losses are recognised in the income statement.
     If a cash generating unit is impaired, provision is made to reduce the carrying amount of the related assets to their estimated recoverable amount, normally as a specific item. Impairment losses are allocated firstly against goodwill, and secondly on a pro rata basis against intangible and other assets.
     Where an impairment loss has been recognised against an asset, it may be reversed in future periods where there has been a change in the estimates used to determine the recoverable amount since the last impairment loss was recognised, but only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised. This does not apply for goodwill, for which an impairment loss may not be reversed in any circumstances.
(xiv) Inventory
Inventory mainly comprises items of equipment held for sale or rental and consumable items.
     Equipment held and consumable items are stated at the lower of cost and estimated net realisable value, after provisions for obsolescence. Cost is calculated on a first-in-first-out basis.
(xv) Termination benefits
Termination benefits (leaver costs) are payable when employment is terminated before the normal retirement date, or when an employee accepts voluntary redundancy in exchange for these benefits. The group recognises termination benefits when it is demonstrably committed to the affected employees leaving the group.
(xvi) Post retirement benefits
The group operates a funded defined benefit pension plan, which is administered by an independent Trustee, for the majority of its employees.
     The group’s obligation in respect of defined benefit pension plans is calculated separately for each scheme by estimating the amount of future benefit that employees have earned in return for their service to date. That benefit is discounted to determine its present value, and the fair value of any plan assets is deducted to arrive at the net pension obligation or asset. The discount rate used is the yield at the balance sheet date on AA credit rated bonds that have maturity dates approximating the terms of the group’s obligations. The calculation is performed by a qualified actuary using the projected unit credit method. The net obligation or asset recognised in the balance sheet is the present value of the defined benefit obligation less the fair value of the plan assets.
     The income statement charge is allocated between an operating charge and net finance expense or income. The operating charge reflects the service cost which is spread systematically over the working lives of the employees. The net finance charge reflects the unwinding of the discount applied to the liabilities of the plan, offset by the expected return on the assets of the plan, based on conditions prevailing at the start of the year.
     Actuarial gains and losses are recognised in full in the period in which they occur and are presented in the statement of comprehensive income. During 2011 this includes the impact of the change from RPI to CPI as detailed in note 23 on page 71.
     Actuarial valuations of the main defined benefit plan are carried out by an independent actuary as determined by the Trustee at intervals of not more than three years, to determine the rates of contribution payable. The pension cost is determined on the advice of the group’s actuary, having regard to the results of these Trustee

36 British Telecommunications plc Annual Report and Form 20-F 2011	Consolidated financial statements – Accounting policies

valuations. In any intervening years, the actuaries review the continuing appropriateness of the contribution rates.
     The group also operates defined contribution pension schemes and the income statement is charged with the contributions payable.
(xvii) Share-based payment
The ultimate parent of BT plc, BT Group plc, operates a number of equity settled share-based payment arrangements, under which the group receives services from employees as consideration for equity instruments (share options and shares) of BT Group plc. Equity settled share-based payments are measured at fair value (excluding the effect of non market-based vesting conditions) at the date of grant, but including any market-based performance criteria and the impact of non-vesting conditions (for example the requirement for employees to save). The fair value determined at the grant date is recognised on a straight-line basis over the vesting period, based on the group’s estimate of the options or shares that will eventually vest and adjusted for the effect of non market-based vesting conditions.
     Fair value is measured using either the Binomial options pricing model or Monte Carlo simulations, whichever is most appropriate to the award.
     Service and performance conditions are vesting conditions. Any other conditions are non-vesting conditions which have to be taken into account to determine the fair value of equity instruments granted. In the case that an award or option does not vest as a result of a failure to meet a non-vesting condition that is within the control of either counterparty, this is accounted for as a cancellation. Cancellations must be treated as accelerated vesting and all remaining future charges are immediately recognised. As the requirement to save under an employee share save arrangement is a non-vesting condition, employee cancellations must be treated as an accelerated vesting.
(xviii) Taxation
Current income tax is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date in the countries where the company’s subsidiaries, associates and joint ventures operate and generate taxable income. The group periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation, and the group establishes provisions where appropriate on the basis of the amounts expected to be paid to tax authorities.
     Deferred tax is recognised, using the liability method, in respect of temporary differences between the carrying amount of the group’s assets and liabilities and their tax base, except to the extent that the deferred tax asset or liability arises from the initial recognition of goodwill or from the initial recognition of an asset or liability in a transaction which is not a business combination and affects neither accounting profit nor taxable profit.
     Deferred tax liabilities are, where permitted, offset against deferred tax assets within the same taxable entity or qualifying local tax group. Any remaining deferred tax asset is recognised only when, on the basis of all available evidence, it can be regarded as probable that there will be suitable taxable profits, within the same jurisdiction, in the foreseeable future against which the deductible temporary difference can be utilised.
     Deferred tax is determined using tax rates that are expected to apply in the periods in which the asset is realised or liability settled, based on tax rates and laws that have been enacted or substantively enacted by the balance sheet date.
     Deferred tax is provided on temporary differences arising on investments in subsidiaries, associates and joint ventures, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.
Current and deferred tax are recognised in the income statement, except when the tax relates to items charged or credited directly in equity, in which case the tax is also recognised in equity.
(xix) Dividends
Final dividends are recognised as a liability in the year in which they are declared and approved by the company’s shareholders in the annual general meeting. Interim dividends are recognised when they are paid.
(xx) Provisions
Provisions are recognised when the group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. Financial liabilities within provisions are initially recognised at fair value and subsequently carried at amortised cost using the effective interest method. Onerous lease provisions have been measured at the lower of the cost to fulfil the contract or the cost to exit it.
(xxi) Financial instruments
Recognition and derecognition of financial assets and financial liabilities
Financial assets and financial liabilities are recognised when the group becomes party to the contractual provisions of the instrument. Financial assets are derecognised when the group no longer has rights to cash flows, the risks and rewards of ownership or control of the asset. Financial liabilities are derecognised when the obligation under the liability is discharged, cancelled or expires. In particular, for all regular way purchases and sales of financial assets, the group recognises the financial assets on the settlement date, which is the date on which the asset is delivered to or by the group.
Financial assets
Financial assets at fair value through income statement
A financial asset is classified in this category if acquired principally for the purpose of selling in the short-term (held for trading) or if so designated by management. Financial assets held in this category are initially recognised and subsequently measured at fair value, with changes in value recognised in the income statement in the line which most appropriately reflects the nature of the item or transaction. The direct transaction costs are recognised immediately in the income statement.
Loans and receivables
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market other than those for which the group may not recover substantially all of its initial investment, other than because of credit deterioration, which are classified as available-for-sale.
     Loans and receivables are initially recognised at fair value plus transaction costs and subsequently carried at amortised cost using the effective interest method, with changes in carrying value recognised in the income statement in the line which most appropriately reflects the nature of the item or transaction.
Available-for-sale financial assets
Non-derivative financial assets classified as available-for-sale are either specifically designated in this category or not classified in any of the other categories. Available-for-sale financial assets are initially recognised at fair value plus direct transaction costs and then re-measured at subsequent reporting dates to fair value, with

Consolidated financial statements – Accounting policies	British Telecommunications plc Annual Report and Form 20-F 2011 37

unrealised gains and losses (except for changes in exchange rates for monetary items, interest, dividends and impairment losses, which are recognised in the income statement) recognised in equity until the financial asset is derecognised, at which time the cumulative gain or loss previously recognised in equity is taken to the income statement, in the line that most appropriately reflects the nature of the item or transaction.
Trade and other receivables
Financial assets within trade and other receivables are initially recognised at fair value, which is usually the original invoiced amount, and are subsequently carried at amortised cost using the effective interest method less provisions made for doubtful receivables.
     Provisions are made specifically where there is evidence of a risk of non payment, taking into account ageing, previous losses experienced and general economic conditions.
Cash and cash equivalents
Cash and cash equivalents comprise cash in hand and current balances with banks and similar institutions, which are readily convertible to cash and which are subject to insignificant risk of changes in value and have an original maturity of three months or less.
     For the purpose of the consolidated cash flow statement, cash and cash equivalents are as defined above net of outstanding bank overdrafts. Bank overdrafts are included within loans and other borrowings, in current liabilities on the balance sheet.
Impairment of financial assets
The group assesses at each balance sheet date whether a financial asset or group of financial assets are impaired.
     Where there is objective evidence that an impairment loss has arisen on assets carried at amortised cost, the carrying amount is reduced with the loss being recognised in the income statement. The impairment loss is measured as the difference between that asset’s carrying amount and the present value of estimated future cash flows discounted at the financial asset’s original effective interest rate. The impairment loss is only reversed if it can be related objectively to an event after the impairment was recognised and is reversed to the extent that the carrying value of the asset does not exceed its amortised cost at the date of reversal.
     If an available-for-sale asset is impaired, an amount comprising the difference between its cost (net of any principal payment and amortisation) and its fair value is transferred from equity to the income statement. Reversals of impairment losses on debt instruments are taken through the income statement if the increase in fair value of the instrument can be objectively related to an event occurring after the impairment loss was recognised in the income statement. Reversals in respect of equity instruments classified as available-for-sale are recognised directly in equity.
     If there is objective evidence that an impairment loss has been incurred on an unquoted equity instrument that is not carried at fair value because its fair value cannot be objectively measured, or on a derivative asset that is linked to and must be settled by delivery of such an unquoted equity instrument, the amount of loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset.
Financial liabilities
Trade and other payables
Financial liabilities within trade and other payables are initially recognised at fair value, which is usually the original invoiced amount, and subsequently carried at amortised cost using the effective interest method.
Loans and other borrowings
Loans and other borrowings are initially recognised at fair value plus directly attributable transaction costs. Where loans and other borrowings contain a separable embedded derivative, the fair value of the embedded derivative is the difference between the fair value of the hybrid instrument and the fair value of the loan or borrowing. The fair value of the embedded derivative and the loan or borrowing is recorded separately on initial recognition. Loans and other borrowings are subsequently measured at amortised cost using the effective interest method and, if included in a fair value hedge relationship, are revalued to reflect the fair value movements on the hedged risk associated with the loans and other borrowings. The resultant amortisation of fair value movements, on de-designation of the hedge, are recognised in the income statement.
Financial guarantees
Financial guarantees are recognised initially at fair value plus transaction costs and subsequently measured at the higher of the amount determined in accordance with the accounting policy relating to provisions and the amount initially determined less, when appropriate, cumulative amortisation.
Derivative financial instruments
The group uses derivative financial instruments mainly to reduce exposure to foreign exchange risks and interest rate movements. The group does not hold or issue derivative financial instruments for financial trading purposes. However, derivatives that do not qualify for hedge accounting are accounted for as trading instruments.
     Derivative financial instruments are classified as held for trading and are initially recognised and subsequently measured at fair value. The gain or loss on re-measurement to fair value is recognised immediately in the income statement in net finance expense. However, where derivatives qualify for hedge accounting, recognition of any resultant gain or loss depends on the nature of the hedge. Derivative financial instruments are classified as current assets or current liabilities where they have a maturity period within 12 months. Where derivative financial instruments have a maturity period greater than 12 months, they are classified within either non-current assets or non-current liabilities.
     Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives when their risk and characteristics are not closely related to those of the host contract and the host contract is not carried at fair value. Changes in the fair value of embedded derivatives are recognised in the income statement in the line which most appropriately reflects the nature of the item or transaction.
Hedge accounting
To qualify for hedge accounting, hedge documentation must be prepared at inception and the hedge must be expected to be highly effective both prospectively and retrospectively. The hedge is tested for effectiveness at inception and in subsequent periods in which the hedge remains in operation.
Cash flow hedge
When a financial instrument is designated as a hedge of the variability in cash flows of a recognised asset or liability, or a highly probable transaction, the effective part of any gain or loss on the derivative financial instrument is recognised directly in equity.
     For cash flow hedges of recognised assets or liabilities, the associated cumulative gain or loss is removed from equity and recognised in the same line in the income statement in the same period or periods during which the hedged transaction affects the income statement.

38 British Telecommunications plc Annual Report and Form 20-F 2011	Consolidated financial statements – Accounting policies

For highly probable transactions, when the transaction subsequently results in the recognition of a non financial asset or non financial liability the associated cumulative gain or loss is removed from equity and included in the initial cost or carrying amount of the non financial asset or liability.
     If a hedge of a highly probable transaction subsequently results in the recognition of a financial asset or a financial liability, then the associated gains and losses that were recognised directly in equity are reclassified into the income statement in the same period or periods during which the asset acquired or liability assumed affects the income statement.
     Any ineffectiveness arising on a cash flow hedge of a recognised asset or liability is recognised immediately in the same income statement line as the hedged item. Where ineffectiveness arises on highly probable transactions, it is recognised in the line which most appropriately reflects the nature of the item or transaction.
Fair value hedge
When a derivative financial instrument is designated as a hedge of the variability in fair value of a recognised asset or liability, or unrecognised firm commitment, the change in fair value of the derivatives that are designated as fair value hedges are recorded in the same line in the income statement, together with any changes in fair value of the hedged asset or liability that is attributable to the hedged risk.
Hedge of net investment in a foreign operation
Exchange differences arising from the retranslation of currency instruments designated as hedges of net investments in a foreign operation are taken to shareholders’ equity on consolidation to the extent that the hedges are deemed effective.
     Any ineffectiveness arising on a hedge of a net investment in a foreign operation is recognised in net finance expense.
Discontinuance of hedge accounting
Discontinuance of hedge accounting may occur when a hedging instrument expires or is sold, terminated or exercised, or when the hedge no longer qualifies for hedge accounting or the group revokes designation of the hedge relationship but the hedged financial asset or liability remains or a highly probable transaction is still expected to occur. Under a cash flow hedge, the cumulative gain or loss at that point remains in equity and is recognised in accordance with the above policy when the transaction occurs. If the hedged transaction is no longer expected to take place or the underlying hedged financial asset or liability no longer exists, the cumulative unrealised gain or loss recognised in equity is recognised immediately in the income statement. Under a hedge of a net investment, the cumulative gain or loss remains in equity when the hedging instrument expires or is sold, terminated or exercised, or when the hedge no longer qualifies for hedge accounting or the group revokes designation of the hedge relationship. The cumulative gain or loss is recognised in the income statement as part of the profit on disposal when the net investment in the foreign operation is disposed. Under a fair value hedge, the cumulative gain or loss adjustment associated with the hedged risk is amortised to the income statement using the effective interest method over the remaining term of the hedged item.
Share capital
Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares are shown in equity as a deduction from the proceeds received.
Critical accounting estimates and key judgements
The preparation of financial statements in conformity with IFRSs requires the use of accounting estimates and assumptions. It also requires management to exercise its judgement in the process of applying the group’s accounting policies. We continually evaluate our estimates, assumptions and judgements based on available information and experience. As the use of estimates is inherent in financial reporting, actual results could differ from these estimates. The areas involving a higher degree of judgement or complexity are described below.
Long-term customer contracts
Long-term customer contracts can extend over a number of financial years. During the contractual period recognition of costs and profits may be impacted by estimates of the ultimate profitability of each contract. If, at any time, these estimates indicate that any contract will be unprofitable, the entire estimated loss for the contract is recognised immediately. If these estimates indicate that any contract will be less profitable than previously forecast, contract assets may have to be written down to the extent they are no longer considered to be fully recoverable. The group performs ongoing profitability reviews of its contracts in order to determine whether the latest estimates are appropriate. Key factors reviewed include:
•	Transaction volumes or other inputs affecting future revenues which can vary depending on customer requirements, plans and market position and other factors such as general economic conditions;

•	Our ability to achieve key contract milestones connected with the transition, development, transformation and deployment phases for customer contracts;

•	The status of commercial relations with customers and the implication for future revenue and cost projections; and

•	Our estimates of future staff and third party costs and the degree to which cost savings and efficiencies are deliverable.
The carrying value of assets comprising the costs of the initial set up, transition or transformation phase of long-term networked IT services contracts are disclosed in note 19.
Interconnect income and payments to other telecommunications operators
In certain instances, BT relies on other operators to measure the traffic flows interconnecting with our networks. Estimates are used in these cases to determine the amount of income receivable from, or payments we need to make to, these other operators. The prices at which these services are charged are often regulated and may be subject to retrospective adjustment by regulators, and estimates are used in assessing the likely effect of these adjustments.
Pension obligations
BT has a commitment, mainly through the BTPS, to pay pension benefits to approximately 327,500 people over approximately 60 years. The cost of these benefits and the present value of our pension liabilities depend on such factors as the life expectancy of the members, the salary progression of our current employees, the return that the pension fund assets will generate in the time before they are used to fund the pension payments, price inflation and the discount rate used to calculate the net present value of the future pension payments. We use estimates for all of these factors in determining the pension costs and liabilities incorporated in our financial statements. The assumptions reflect historical experience and our judgement regarding future expectations.
     The value of the net pension obligation at 31 March 2011 and the key financial assumptions used to measure the obligation are disclosed in note 23.
Useful lives for property, plant and equipment and software
The plant and equipment in BT’s networks is long lived with cables and switching equipment operating for over 10 years and underground ducts being used for decades. BT also develops

Consolidated financial statements – Accounting policies	British Telecommunications plc Annual Report and Form 20-F 2011 39

software for use in IT systems and platforms that supports the products and services provided to our customers and that is also used within the group. The annual depreciation and amortisation charge is sensitive to the estimated service lives allocated to each type of asset. Asset lives are assessed annually and changed when necessary to reflect current thinking on their remaining lives in light of technological change, network investment plans (including the group’s fibre roll-out programme), prospective economic utilisation and physical condition of the assets concerned. Changes to the service lives of assets implemented from 1 April 2010 had no significant impact in aggregate on the results for the year ended 31 March 2011.
     The carrying values of software, property, plant and equipment are disclosed in notes 13 and 14, respectively. The useful lives applied to the principal categories of assets are disclosed on pages 35 and 36.
Income tax
The actual tax we pay on our profits is determined according to complex tax laws and regulations. Where the effect of these laws and regulations is unclear, we use estimates in determining the liability for the tax to be paid on our past profits which we recognise in our financial statements. We believe the estimates, assumptions and judgements are reasonable but this can involve complex issues which may take a number of years to resolve. The final determination of prior year tax liabilities could be different from the estimates reflected in the financial statements and may result in the recognition of an additional tax expense or tax credit in the income statement.
     The value of the group’s income tax liability is disclosed on the balance sheet on page 46.
Deferred tax
Deferred tax assets and liabilities require management judgement in determining the amounts to be recognised. In particular, judgement is used when assessing the extent to which deferred tax assets should be recognised with consideration given to the timing and level of future taxable income.
     The carrying value of the group’s deferred tax assets and liabilities are disclosed in note 24.
Goodwill
The recoverable amount of cash generating units has been determined based on value in use calculations. These calculations require the use of estimates, including management’s expectations of future revenue growth, operating costs and profit margins for each cash generating unit.
     The carrying value of goodwill and the key assumptions used in performing the annual impairment assessment are disclosed in note 13.
Determination of fair values
Certain financial instruments such as investments, derivative financial instruments and certain elements of loans and borrowings, are carried on the balance sheet at fair value, with changes in fair value reflected in the income statement. Fair values are estimated by reference in part to published price quotations and in part by using valuation techniques.
     The fair values of financial instruments are disclosed in note 29.
Providing for doubtful debts
BT provides services to consumer and business customers, mainly on credit terms. We know that certain debts due to us will not be paid through the default of a small number of our customers. Estimates, based on our historical experience, are used in determining the level of debts that we believe will not be collected. These estimates include such factors as the current state of the economy and particular industry issues.
     The value of the provision for doubtful debts is disclosed in note 19.
Provisions
As disclosed in note 25, the group’s provisions principally relate to obligations arising from property rationalisation programmes, restructuring programmes, claims and litigation and regulatory risks.
     Under our property rationalisation programmes we have identified a number of surplus properties. Although efforts are being made to sub-let this space, this is not always possible. Estimates have been made of the cost of vacant possession and of any shortfall arising from any sub-lease income being lower than the lease costs. Any such shortfall is recognised as a provision.
     In respect of claims, litigation and regulatory risks, the group provides for anticipated costs where an outflow of resources is considered probable and a reasonable estimate can be made of the likely outcome. The ultimate liability may vary from the amounts provided and will be dependent upon the eventual outcome of any settlement.
Accounting standards, interpretations and amendments to published standards adopted in the year ended 31 March 2011
The following new, revised and amended standards and interpretations were adopted in 2011. They have had no significant impact on the group’s financial position or results of operations for the current or prior years but may impact the accounting for future transactions or arrangements.
•	IFRS 3 (Revised) ‘Business Combinations’;

•	IAS 27 (Revised) ‘Consolidated and Separate Financial Statements’;

•	IFRIC 17 ‘Distributions of Non-cash Assets to Owners’;

•	Amendment to IAS 39 ‘Financial Instruments: Recognition and Measurement: Eligible Hedged items’;

•	Amendment to IAS 32 ‘Financial Instruments: Presentation –Classification of Rights Issues’; and

•	Improvements to IFRSs 2009.
Accounting standards, interpretations and amendments to published standards not yet effective
Certain new standards, interpretations and amendments to existing standards have been published that are mandatory for the group’s accounting periods beginning on or after 1 April 2011 or later periods. Those which are considered to be relevant to the group’s operations are set out below.
IFRS 9 ‘Financial Instruments’ (effective 1 April 2013)
IFRS 9 represents the first phase of the IASB’s project to replace IAS 39 ‘Financial Instruments: Recognition and Measurement’. It sets out the classification and measurement criteria for financial assets and financial liabilities and requires all financial assets, including assets currently classified under IAS 39 as available-for-sale, to be measured at fair value through profit and loss unless the assets can be classified as held at amortised cost. Qualifying equity investments held at fair value may have their fair value changes taken through other comprehensive income by election. The group is currently assessing the impact of the standard on its results, financial position and cash flows.
     Those standards, interpretations and amendments which are not currently expected to have a significant impact on the group’s financial statements, are as follows:

40 British Telecommunications plc Annual Report and Form 20-F 2011	Consolidated financial statements – Accounting policies

Amendments to IAS 24 ‘Related Party Disclosures’ (effective 1 April 2011)
These amendments clarify the definition of a related party and provides some exemptions for government-related entities.
Amendment to IFRIC 14 ‘Prepayments of a Minimum Funding Requirement’ (effective 1 April 2011)
This amendment permits a voluntary prepayment of a minimum funding requirement to be recognised as an asset.
IFRIC 19 ‘Extinguishing Financial Liabilities with Equity Instruments’ (effective 1 April 2011)
This interpretation clarifies the accounting when an entity renegotiates the terms of its debt with the result that the liability is settled in part or in full by the debtor issuing its own equity instrument to the creditor.
Improvements to IFRSs 2010 (effective 1 April 2011)
This is the third set of amendments published under the IASB’s annual improvements process and incorporate minor amendments to seven standards and interpretations.
Amendments to IFRS 1 ‘First-time Adoption of International Financial Reporting Standards’ (effective 1 July 2011)
These amendments provide limited exemption from comparative IFRS 7 disclosures for IFRS first-time adopters.
Amendments to IFRS 7 ‘Financial Instruments: Disclosures’ (effective 1 April 2012)
These amendments are intended to provide greater transparency around risk exposures when a financial asset is transferred but the transferor retains some level of continuing exposure in the asset. The amendments also require disclosures where transfers of financial assets are not evenly distributed throughout the period.

Consolidated financial statements – Accounting policies	British Telecommunications plc Annual Report and Form 20-F 2011 41

GROUP INCOME STATEMENT

		Before specific	Specific
		items	items [a]	Total
Year ended 31 March 2011	Notes	£m	£m	£m

Revenue	1	20,076	–	20,076
Other operating income	2	373	–	373
Operating costs	3	(17,547)	(329)	(17,876)

Operating profit		2,902	(329)	2,573

Finance expense	10	(881)	(2,323)	(3,204)
Finance income	10	283	2,244	2,527

Net finance expense		(598)	(79)	(677)
Share of post tax profit of associates and joint ventures	17	21	–	21
Profit on disposal of interest in associate	9	–	42	42

Profit before taxation		2,325	(366)	1,959
Taxation	11	(520)	239	(281)

Profit for the year		1,805	(127)	1,678

Attributable to:
Equity shareholders of the parent		1,803	(127)	1,676
Non-controlling interests	26	2	–	2

[a]	For a definition of specific items, see page 33. An analysis of specific items is provided in note 9.

		Before specific	Specific
		items	items [a]	Total
Year ended 31 March 2010	Notes	£m	£m	£m

Revenue	1	20,911	(52)	20,859
Other operating income	2	378	2	380
Operating costs	3	(18,674)	(427)	(19,101)

Operating profit		2,615	(477)	2,138

Finance expense	10	(903)	(2,211)	(3,114)
Finance income	10	294	1,943	2,237

Net finance expense		(609)	(268)	(877)
Share of post tax profit of associates and joint ventures	17	25	29	54
Loss on disposal of interest in associate	9	–	(12)	(12)

Profit before taxation		2,031	(728)	1,303
Taxation	11	(480)	420	(60)

Profit for the year		1,551	(308)	1,243

Attributable to:
Equity shareholders of the parent		1,550	(308)	1,242
Non-controlling interests	26	1	–	1

[a]	In 2011 the group amended the definition of specific items. Comparatives have been re-presented to be on a consistent basis. See page 33 for details.

		Before specific	Specific
		items	items [a]	Total
Year ended 31 March 2009	Notes	£m	£m	£m

Revenue	1	21,354	(41)	21,313
Other operating income	2	350	(13)	337
Operating costs	3	(19,358)	(1,993)	(21,351)

Operating profit		2,346	(2,047)	299

Finance expense	10	(1,007)	(2,308)	(3,315)
Finance income	10	1,036	2,621	3,657

Net finance income		29	313	342
Share of post tax profit of associates and joint ventures		39	36	75

Profit before taxation		2,414	(1,698)	716
Taxation	11	(633)	414	(219)

Profit for the year		1,781	(1,284)	497

Attributable to:
Equity shareholders of the parent		1,779	(1,284)	495
Non-controlling interests		2	–	2

[a]	In 2011 the group amended the definition of specific items. Comparatives have been re-presented to be on a consistent basis. See page 33 for details.

42 British Telecommunications plc Annual Report and Form 20-F 2011	Group income statement

GROUP STATEMENT OF COMPREHENSIVE INCOME

		2011	2010	2009
Year ended 31 March	Notes	£m	£m	£m

Profit for the year		1,678	1,243	497

Other comprehensive income (loss)
Actuarial gains (losses) relating to retirement benefit obligations	23	5,109	(4,324)	(7,037)
Exchange differences on translation of foreign operations	28	(142)	(112)	609
Fair value movements on available-for-sale assets:
– net fair value gains (losses)	28	20	11	(7)
– recognised in income and expense in the year	28	1	–	3
Fair value movements on cash flow hedges:
– net fair value (losses) gains	28	(347)	(1,067)	2,719
– recognised in income and expense	28	333	496	(2,144)
– reclassified and reported in non-current assets	28	–	(4)	(5)
Tax on components of other comprehensive income	11	(1,497)	1,325	1,882

Other comprehensive income (loss) for the year, net of tax		3,477	(3,675)	(3,980)

Total comprehensive income (loss) for the year		5,155	(2,432)	(3,483)

Attributable to:
Equity shareholders of the parent		5,153	(2,433)	(3,494)
Non-controlling interests		2	1	11

		5,155	(2,432)	(3,483)

Group statement of comprehensive income	British Telecommunications plc Annual Report and Form 20-F 2011 43

GROUP STATEMENT OF CHANGES IN EQUITY

	Shareholders’ equity
								Non-
	Share		Share		Other	Retained		controlling	Total
	capital	[a]	premium	[a]	reserves [b]	earnings	Total	interests [c]	Equity
	£m		£m		£m	£m	£m	£m	£m

At 1 April 2008	2,172		8,000		1,072	11,186	22,430	22	22,452

Profit for the year	–		–		–	495	495	2	497
Other comprehensive income – before tax	–		–		3,312	(7,037)	(3,725)	9	(3,716)
Other comprehensive income – tax	–		–		(164)	2,046	1,882	–	1,882
Transferred to income statement	–		–		(2,141)	–	(2,141)	–	(2,141)
Transferred to non-current assets	–		–		(5)	–	(5)	–	(5)

Comprehensive income (loss)	–		–		1,002	(4,496)	(3,494)	11	(3,483)
Dividends to shareholders	–		–		–	(925)	(925)	–	(925)
Share-based payments	–		–		–	143	143	–	143
Tax on share-based payments	–		–		–	(12)	(12)	–	(12)
Other movements in non-controlling interests	–		–		–	–	–	(6)	(6)

At 1 April 2009	2,172		8,000		2,074	5,896	18,142	27	18,169

Profit for the year	–		–		–	1,242	1,242	1	1,243
Other comprehensive income – before tax	–		–		(1,168)	(4,324)	(5,492)	–	(5,492)
Other comprehensive income – tax	–		–		114	1,211	1,325	–	1,325
Transferred to income statement	–		–		496	–	496	–	496
Transferred to non-current assets	–		–		(4)	–	(4)	–	(4)

Comprehensive (loss) income	–		–		(562)	(1,871)	(2,433)	1	(2,432)
Share-based payments	–		–		–	81	81	–	81
Tax on share-based payments	–		–		–	19	19	–	19
Other movements in non-controlling interests	–		–		–	–	–	(4)	(4)

At 1 April 2010	2,172		8,000		1,512	4,125	15,809	24	15,833

Profit for the year	–		–		–	1,676	1,676	2	1,678
Other comprehensive income – before tax	–		–		(469)	5,109	4,640	–	4,640
Other comprehensive income – tax	–		–		37	(1,534)	(1,497)	–	(1,497)
Transferred to income statement	–		–		334	–	334	–	334

Comprehensive income (loss)	–		–		(98)	5,251	5,153	2	5,155
Share-based payments	–		–		–	68	68	–	68
Tax on share-based payments	–		–		–	91	91	–	91

At 31 March 2011	2,172		8,000		1,414	9,535	21,121	26	21,147

[a]	For details of share capital and share premium, see note 27.

[b]	For further analysis of other reserves, see note 28.

[c]	For further analysis of non-controlling interests, see note 26.

44 British Telecommunications plc Annual Report and Form 20-F 2011	Group statement of changes in equity

GROUP CASH FLOW STATEMENT
Year ended 31 March

		2011	2010	2009
	Note	£m	£m	£m

Cash flow from operating activities
Profit before taxation[a]		1,959	1,303	716
Depreciation and amortisation		2,979	3,039	2,890
(Profit) loss on disposal of associates and businesses		(42)	10	13
Net finance expense (income)		677	877	(342)
Other non cash charges		88	70	596
Share of profits of associates and joint ventures		(21)	(54)	(75)
(Increase) decrease in inventories		(17)	14	11
Decrease in trade and other receivables		411	510	1,069
(Decrease) in trade and other payables		(382)	(700)	(379)
(Decrease) increase in provisions and other liabilities[b]		(873)	(591)	439

Cash generated from operations[a]		4,779	4,478	4,938
Income taxes paid		(209)	(76)	(232)
Income tax repayment for prior years		–	425	4

Net cash inflow from operating activities		4,570	4,827	4,710

Cash flow from investing activities
Interest received		134	207	605
Dividends received from associates and joint ventures		7	3	6
Proceeds on disposal of interest in associates		72	–	–
Proceeds on disposal of businesses		–	2	–
Acquisition of subsidiaries, net of cash acquired		(8)	(70)	(285)
(Outflow) inflow on non-current amounts owed by parent company[c]		(105)	(191)	339
Proceeds on disposal of current financial assets[d]		9,267	8,739	6,316
Purchases of current financial assets[d]		(8,902)	(8,985)	(6,030)
Purchases of non-current financial assets		(18)	–	–
Proceeds on disposal of property, plant and equipment		15	29	44
Purchases of property, plant and equipment and software		(2,645)	(2,509)	(3,082)

Net cash outflow from investing activities		(2,183)	(2,775)	(2,087)

Cash flows from financing activities
Equity dividends paid		–	–	(925)
Dividends paid to non-controlling interests		–	–	(1)
Interest paid		(973)	(956)	(956)
Repayment of borrowings[e]		(2,509)	(307)	(863)
Repayment of finance lease liabilities		(11)	(24)	(16)
Proceeds from finance leases		–	9	–
Net proceeds from (repayment of) commercial paper		69	(697)	606
Proceeds from bank loans		340	522	795
Intra-group funding[f]		(525)	(261)	(1,372)
Cash flows from derivatives relating to net debt		120	–	–

Net cash used in financing activities		(3,489)	(1,714)	(2,732)

Effect of exchange rate changes on cash and cash equivalents		(3)	(7)	54

Net (decrease) increase in cash and cash equivalents		(1,105)	331	(55)
Cash and cash equivalents at the start of the year		1,433	1,102	1,157

Cash and cash equivalents at the end of the year	16	328	1,433	1,102

[a]	The reconciliation from the profit before taxation of £716m for 2009 to the cash generated from operations of £4,938m for 2009 includes BT Global Services contract and financial review charges of £1,639m, which were non-cash charges.

[b]	Includes pension deficit payments of £1,030m (2010: £525m; 2009: £nil).

[c]	In addition, there are non-cash movements in these intra-group loan arrangements which principally relate to funding and investment transactions between British Telecommunications plc and its subsidiaries where one of the parties to the transaction has an intra-group loan arrangement with the parent company. For further details see note 5.

[d]	Primarily consists of investment in and redemption of amounts held in liquidity funds.

[e]	In 2011 the repayment of borrowings includes the impact of hedging. See page 84 for further details.

[f]	In addition, there are non-cash movements in this intra-group loan arrangement which principally relate to settlement of amounts the ultimate parent company was owed by the parent company which were settled through their loan accounts with British Telecommunications plc. For further details see note 5.

Group cash flow statement	British Telecommunications plc Annual Report and Form 20-F 2011 45

GROUP BALANCE SHEET
At 31 March

		2011	2010
	Notes	£m	£m

Non-current assets
Intangible assets	13	3,397	3,680
Property, plant and equipment	14	14,623	14,856
Derivative financial instruments	21	625	1,076
Investments	15	18,101	18,022
Associates and joint ventures	17	164	195
Trade and other receivables	19	286	336
Deferred tax assets	24	461	2,196

		37,657	40,361

Current assets
Inventories	18	121	107
Trade and other receivables	19	3,364	3,710
Derivative financial instruments	21	108	624
Investments	15	1,238	1,111
Cash and cash equivalents	16	354	1,441

		5,185	6,993

Current liabilities
Loans and other borrowings	20	490	3,296
Derivative financial instruments	21	62	166
Trade and other payables	22	6,188	6,693
Current tax liabilities		221	320
Provisions	25	149	134

		7,110	10,609

Total assets less current liabilities		35,732	36,745

Non-current liabilities
Loans and other borrowings	20	9,398	9,548
Derivative financial instruments	21	507	533
Retirement benefit obligations	23	1,830	7,864
Other payables	22	831	804
Deferred tax liabilities	24	1,212	1,456
Provisions	25	807	707

		14,585	20,912

Equity
Ordinary shares	27	2,172	2,172
Share premium	27	8,000	8,000
Other reserves	28	1,414	1,512
Retained earnings		9,535	4,125

Total parent shareholders’ equity		21,121	15,809
Non-controlling interests	26	26	24

Total equity		21,147	15,833

		35,732	36,745

The consolidated financial statements on pages 33 to 89 and 108 were approved by the Board of Directors on 17 May 2011 and were signed on its behalf by
Tony Chanmugam
Director

46 British Telecommunications plc Annual Report and Form 20-F 2011	Group balance sheet

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended 31 March 2011
1. Segment information
The group’s operating segments are reported based on financial information provided to the BT Group plc Operating Committee, which is the key management committee and represents the ‘chief operating decision maker’. The BT Group plc Operating Committee is chaired by the BT Group plc Group Chief Executive and the other members are the BT Group plc Group Finance Director and the Chief Executives of BT Retail, BT Wholesale, BT Global Services, BT Innovate & Design and BT Operate. The Chief Executive of Openreach, the BT Group plc Company Secretary and the Group HR Director also normally attend all meetings.
     The group’s organisational structure reflects the different customer groups to which it provides communications products and services via its four customer-facing lines of business, supported by two internal service units. The four customer-facing lines of business are the group’s reportable segments and generate substantially all the group’s revenue. Their operations are summarised as follows:
     BT Global Services provides managed networked IT services to multinational corporations, domestic businesses and national and local government organisations operating in more than 170 countries worldwide.
     BT Retail provides communication products and services to the consumer market and provides IT and communications services to SMEs. BT Retail includes BT Ireland which operates across the major corporate, SME, consumer and wholesale markets throughout the Republic of Ireland and Northern Ireland. BT Retail also includes BT Enterprises which comprises a number of individual businesses including BT Conferencing, BT Directories, BT Expedite, BT Redcare & Payphones and BT Openzone.
     BT Wholesale provides products and a broad range of voice, broadband and data communications services, including managed services for fixed and mobile network operators, internet service providers and telecoms resellers in the UK.
     Openreach is responsible for ‘last mile’ of the UK access network – the copper wires and fibre connecting homes and businesses to their local telephone exchange via fixed-line local and backhaul connections. Openreach customers, which comprise UK communication providers and other BT lines of business, are offered fair, equal and open access to its networks.
     BT Innovate & Design and BT Operate are internal service units which support the four customer-facing lines of business. BT Innovate & Design is responsible for the development, design and delivery of the platforms, systems and processes which support the provision of the group’s products and services. BT Operate is responsible for managing BT’s IT and network infrastructure platforms. BT Innovate & Design and BT Operate operate on a full cost recovery basis. The costs incurred by BT Innovate & Design and BT Operate are allocated to the customer-facing lines of business in line with the services they provide. The depreciation and amortisation incurred by BT Operate in relation to the networks and systems they manage and operate on behalf of the customer-facing lines of business are allocated to the lines of business based on their respective utilisation. Capital expenditure incurred by BT Innovate & Design for specific projects undertaken on behalf of the customer-facing lines of business is allocated based on the value of the directly attributable expenditure incurred. Where projects are not directly attributable to a particular line of business, capital expenditure is allocated based on the proportion of estimated future economic benefits. Capital expenditure incurred by BT Operate is allocated to the customer-facing lines of business in line with the proportion of operating cost recoveries. BT Innovate & Design and BT Operate and the group’s centralised functions are not reportable segments as they did not meet the quantitative thresholds as set out in IFRS 8 ‘Operating Segments’ for any of the years presented.
     Intra-group revenue generated from the sale of regulated products and services is based on market price. Intra-group revenue from the sale of other products and services is agreed between the relevant lines of business and thus line of business profitability can be impacted by transfer pricing levels. The majority of the internal trading relates to Openreach and arises on rentals, and any associated connection or migration charges, of the UK access lines and other network products to the market-facing lines of business both directly, and also indirectly, through BT Operate which is included in the ‘Other’ segment. Internal revenue arising in BT Retail relates primarily to BT Ireland and Enterprises. Internal revenue in BT Wholesale relates to the sale of line cards and access electronic services to BT Openreach.
     In addition to the four customer-facing lines of business, the remaining operations of the group are aggregated and included within the ‘Other’ category to reconcile to the consolidated results of the group. The ‘Other’ category includes costs associated with the group’s centralised functions including procurement and supply chain, fleet and property management. Provisions for the settlement of significant legal, commercial and regulatory disputes, which are negotiated at a group level, are initially recorded in the ‘Other’ segment. On resolution of the dispute, the full impact is recognised in the relevant lines of business results, offset in the group results by the utilisation of the provision previously charged to the ‘Other’ segment. Settlements which are particularly significant or cover more than one financial year may fall within the definition of specific items as detailed on page 33.
     Information regarding the results of each reportable segment is provided below. Performance is measured based on adjusted EBITDA, defined as EBITDA before specific items, as included in the internal financial reports reviewed by the BT Group plc Operating Committee. EBITDA is defined as the operating profit or loss before depreciation, amortisation, net finance expense and taxation. Adjusted EBITDA is considered to be a useful measure of the operating performance of the lines of business because it reflects the underlying cash by eliminating depreciation and amortisation and also provides a meaningful analysis of trading performance by excluding specific items which are disclosed separately by virtue of their size, nature or incidence. Specific items are detailed in note 9 and are not allocated to the reportable segments as this reflects how they are reported to the Operating Committee of BT Group plc. Finance expense and income is not allocated to the reportable segments as this activity is managed by the central treasury function which manages the overall net debt position of the group.

Notes to the consolidated financial statements	British Telecommunications plc Annual Report and Form 20-F 2011 47

1. Segment information continued
Segment revenue and profit

	BT Global
	Services	BT Retail	BT Wholesale	Openreach	Other	Total
Year ended 31 March 2011	£m	£m	£m	£m	£m	£m

Segment revenue	8,047	7,748	4,210	4,930	38	24,973
Internal revenue	–	(446)	(980)	(3,471)	–	(4,897)

Revenue from external customers[a]	8,047	7,302	3,230	1,459	38	20,076

EBITDA[b]	593	1,784	1,316	2,132	56	5,881
Depreciation and amortisation	(734)	(443)	(619)	(877)	(306)	(2,979)

Operating profit (loss)[a]	(141)	1,341	697	1,255	(250)	2,902

Specific items (note 9)						(329)

Operating profit (loss)						2,573
Net finance expense[d]						(677)
Share of post tax profit of associates and joint ventures						21
Profit on disposal of interest in an associate						42

Profit before tax						1,959

	BT Global
	Services	BT Retail[e]	BT Wholesale[e]	Openreach[e]	Other	Total
Year ended 31 March 2010	£m	£m	£m	£m	£m	£m

Segment revenue	8,513	8,124	4,592	5,164	40	26,433
Internal revenue	–	(373)	(1,226)	(3,923)	–	(5,522)

Revenue from external customers[a]	8,513	7,751	3,366	1,241	40	20,911

EBITDA[b]	457	1,777	1,353	1,960	107	5,654
Depreciation and amortisation	(815)	(459)	(680)	(856)	(229)	(3,039)

Operating profit (loss)[a]	(358)	1,318	673	1,104	(122)	2,615

Specific items (note 9)						(477)

Operating profit (loss)						2,138
Net finance expense[d]						(877)
Share of post tax profit of associates and joint ventures						54
Loss on disposal of interest in associate						(12)

Profit before tax						1,303

	BT Global
	Services	BT Retail[e]	BT Wholesale[e]	Openreach[e]	Other	Total
Year ended 31 March 2009	£m	£m	£m	£m	£m	£m

Segment revenue	8,551	8,491	4,800	5,231	41	27,144
Internal revenue	–	(343)	(1,228)	(4,189)	–	(5,760)

Revenue from external customers[a]	8,551	8,148	3,572	1,042	41	21,354

EBITDA[b]	257	1,585	1,356	1,996	42	5,236
Depreciation and amortisation	(776)	(426)	(686)	(778)	(224)	(2,890)

Operating profit (loss)[a]	(519)	1,159	670	1,218	(182)	2,346

Specific items (note 9)[c]						(2,047)

Operating profit (loss)						299
Net finance income						342
Share of post tax profit of associates and joint ventures						75

Profit before tax						716

[a]	Before specific items.

[b]	EBITDA is stated before specific items is a non-GAAP measure provided in addition to the disclosure requirements defined under IFRS. The rationale for using non-GAAP measures is explained on pages 26 and 27.

[c]	Re-presented. See page 33.

[d]	Net finance expense includes specific items of £79m (2010: £268m; 2009: £313m credit). See note 9.

[e]	In 2011 the group moved certain customer accounts between lines of business. Comparatives for 2010 and 2009 have been restated to be on a consistent basis. The impact on line of business results in 2010 was to decrease revenue and EBITDA in BT Retail by £173m and £73m (2009: £172m and £79m), to increase revenue and EBITDA in BT Wholesale by £143m and £74m (2009: £142m and £79m), to increase revenue in Openreach by £30m (2009: £29m) with no impact on EBITDA. There is no impact on total group results.

48 British Telecommunications plc Annual Report and Form 20-F 2011	Notes to the consolidated financial statements

1. Segment information continued
Internal revenue and costs

	Internal cost recorded by
	BT Global
	Services	BT Retail	BT Wholesale	Openreach	Other	Total
Year ended 31 March 2011	£m	£m	£m	£m	£m	£m

Internal revenue recorded by
BT Global Services	–	–	–	–	–	–
BT Retail	309	–	64	3	70	446
BT Wholesale	–	–	–	980	–	980
Openreach	241	1,780	198	–	1,252	3,471

Total	550	1,780	262	983	1,322	4,897

	Internal cost recorded by
	BT Global
	Services	BT Retail	BT Wholesale	Openreach	Other	Total
Year ended 31 March 2010	£m	£m	£m	£m	£m	£m

Internal revenue recorded by
BT Global Services	–	–	–	–	–	–
BT Retail	231	–	51	2	89	373
BT Wholesale	–	–	–	1,226	–	1,226
Openreach	264	1,988	131	–	1,540	3,923

Total	495	1,988	182	1,228	1,629	5,522

	Internal cost recorded by
	BT Global
	Services	BT Retail	BT Wholesale	Openreach	Other	Total
Year ended 31 March 2009	£m	£m	£m	£m	£m	£m

Internal revenue recorded by
BT Global Services	–	–	–	–	–	–
BT Retail	233	–	54	4	52	343
BT Wholesale	–	–	–	1,228	–	1,228
Openreach	398	2,159	141	–	1,491	4,189

Total	631	2,159	195	1,232	1,543	5,760

Capital expenditure

	BT Global
	Services	BT Retail	BT Wholesale	Openreach	Other	Total
Year ended 31 March 2011	£m	£m	£m	£m	£m	£m

Property, plant and equipment	338	355	246	982	169	2,090
Intangible assets	160	79	83	105	73	500

Capital expenditure	498	434	329	1,087	242	2,590

	BT Global
	Services	BT Retail	BT Wholesale	Openreach	Other	Total
Year ended 31 March 2010	£m	£m	£m	£m	£m	£m

Property, plant and equipment	395	333	230	816	130	1,904
Intangible assets	204	84	95	91	155	629

Capital expenditure	599	417	325	907	285	2,533

Revenue by products and services

				2011	2010[a]	2009[a]
Year ended 31 March				£m	£m	£m

ICT and managed networks				6,632	6,574	6,305
Broadband and convergence				2,767	2,677	2,618
Calls and lines				5,595	6,225	6,799
Transit				1,518	1,758	2,003
Conveyance, interconnect circuits, WLR, global carrier and other wholesale products				1,471	1,451	1,506
Other products and services				2,093	2,226	2,123

Revenue[b]				20,076	20,911	21,354

[a]	In 2011 the group moved certain customer accounts between lines of business. This move has led to a change in the classification of revenue by the nature of products or services. Comparatives for 2010 and 2009 have been restated to be on a consistent basis. The impact on products and services in 2010 is to decrease ICT and managed networks by £7m (2009: £8m), to decrease broadband and convergence by £1m (2009: £1m increase), to decrease calls and lines by £68m (2009: £63m), to increase conveyance, interconnect circuits, WLR, global carrier and other wholesale by £252m (2009: £265m) and to decrease other products and services by £176m (2009: £195m). There is no impact on total revenue.

[b]	Before specific items.

Notes to the consolidated financial statements	British Telecommunications plc Annual Report and Form 20-F 2011 49

1. Segment information continued
Geographic information
The UK is the group’s country of domicile and the group generates the majority of its revenue from external customers in the UK. The geographic analysis of revenue is on the basis of the country of origin in which the customer is invoiced.
Revenue from external customers

	2011	2010	2009
Year ended 31 March	£m	£m	£m

UK	15,575	16,116	16,777
Europe, Middle East and Africa, excluding the UK	3,064	3,250	3,170
Americas	990	1,235	1,119
Asia Pacific	447	310	288

Revenue[a]	20,076	20,911	21,354

[a]	Before specific items.
Non-current assets

	2011	2010
At 31 March	£m	£m

UK	15,135	15,591
Europe, Middle East and Africa, excluding the UK	2,673	2,761
Americas	601	653
Asia Pacific	61	62

Non-current assets	18,470	19,067

Non-current assets, which exclude derivative financial instruments and investments and deferred tax assets, are based on the location of the assets.
2. Other operating income

		2011	2010	2009
Year ended 31 March	Notes	£m	£m	£m

Profits on disposal of property, plant and equipment		103	75	52
Income from repayment works		62	74	72
Other operating income		208	229	226

Other operating income before specific items		373	378	350
Specific items	9	–	2	(13)

Other operating income		373	380	337

50 British Telecommunications plc Annual Report and Form 20-F 2011	Notes to the consolidated financial statements

3. Operating costs

		2011	2010	2009
Year ended 31 March	Notes	£m	£m	£m

Costs by nature
Staff costs:
Wages and salaries		3,940	4,173	4,455
Social security costs		456	447	422
Pension costs	23	416	304	543
Share-based payment expense	7	68	71	141

Total staff costs		4,880	4,995	5,561
Own work capitalised		(718)	(575)	(673)

Net staff costs		4,162	4,420	4,888
Net indirect labour costs		629	722	1,114

Net labour costs		4,791	5,142	6,002
Payments to other telecommunications operators		3,740	4,083	4,266
Property and energy costs		1,149	1,284	1,292
Network maintenance and IT costs		706	781	742
Other operating costs[a]		2,786	2,927	2,717
General and administrative costs		1,396	1,418	1,449
Depreciation of property, plant and equipment:
Owned assets	14	2,255	2,260	2,200
Held under finance leases	14	33	44	49
Amortisation of intangible assets	13	691	735	641

Total operating costs before specific items		17,547	18,674	19,358
Specific items	9	329	427	1,993

Total operating costs		17,876	19,101	21,351

Operating costs before specific items include the following:
Leaver costs[b]		57	142	202
Research and development expenditure[c]		833	935	1,021
Rental costs relating to operating leases		395	451	426
Foreign currency (gain) losses		(7)	(2)	30

[a]	Other operating costs also include a net charge of £2m (2010: £1m, 2009: £8m credit) relating to fair value movements on derivatives recycled from the cash flow reserve.

[b]	Leaver costs exclude leaver costs associated with the restructuring of BT Global Services during 2010 and 2009 and manager leaver costs associated with the group’s transformation and reorganisation activities during 2009. These costs have been recorded as a specific item. Other leaver costs are included within wages and salaries and social security costs.

[c]	Research and development expenditure includes amortisation of £444m (2010: £491m, 2009: £431m) in respect of internally developed computer software.
4. Employees

	2011		2010		2009
	Year end	Average	Year end	Average	Year end	Average
Number of employees in the group[a]	’000	’000	’000	’000	’000	’000

UK	75.7	77.1	79.8	82.9	86.5	89.5
Non UK	16.9	17.5	18.0	18.8	20.5	21.1

Total employees	92.6	94.6	97.8	101.7	107.0	110.6

	2011		2010		2009
	Year end	Average	Year end	Average	Year end	Average
Number of employees in the group[a]	’ 000	’000	’ 000	’000	’000	’000

BT Global Services	21.8	22.6	24.3	26.1	28.2	28.4
BT Retail	16.6	17.4	19.4	20.2	21.2	21.9
BT Wholesale	1.9	2.1	2.4	2.4	2.4	2.5
Openreach	31.3	30.9	30.8	31.4	32.3	33.1
Other	21.0	21.6	20.9	21.6	22.9	24.7

Total employees	92.6	94.6	97.8	101.7	107.0	110.6

[a]	The numbers disclosed are the equivalent full-time employees including both full and part-time employees.

Notes to the consolidated financial statements	British Telecommunications plc Annual Report and Form 20-F 2011 51

5. Related party transactions
Key management personnel are deemed to be the Chairman, non-executive directors and members of the Operating Committee of BT Group plc as described in note 1. Of the seven (2010: seven, 2009: seven) members of the BT Group plc Operating Committee, three (2010: three, 2009: four) were members of the Board of the ultimate parent company. It is the BT Group plc Operating Committee which has responsibility for planning, directing and controlling the activities of the group. Key management personnel compensation is shown in the table below:

	2011	2010	2009
	£m	£m	£m

Salaries and short-term benefits	11.4	10.3	8.4
Termination benefits	–	0.1	2.4
Post employment benefits	1.4	1.8	2.3
Share-based payments	5.3	2.6	3.6

	18.1	14.8	16.7

During 2011 the group purchased services in the normal course of business and on an arm’s length basis from its principal associate, Tech Mahindra Limited. The net value of services purchased was £258m (2010: £301m, 2009: £296m) and the amount outstanding and payable for services at 31 March 2011 was £61m (2010: £65m, 2009: £89m). In 2010 a cash payment of £127m was made to Tech Mahindra Limited for the renegotiation of certain supply contracts as part of the rationalisation of procurement channels within BT Global Services.
     Amounts paid to the group’s retirement benefit plans are set out in note 23. There were a number of transactions during the year between the company and its subsidiary undertakings, which are eliminated on consolidation and therefore not disclosed.
     British Telecommunications plc acts as a funder and deposit taker for cash related transactions for both its parent and ultimate parent company. The loan arrangements described below with these companies reflect this. Cash transactions usually arise where the parent and ultimate parent company are required to meet their external payment obligations or receive amounts from third parties. These principally relate to the payment of dividends, the buy back of shares and the exercise of share options. Transactions between the ultimate parent company, parent company and the group are settled on both a cash and non-cash basis through these loan accounts depending on the nature of the transaction.
     In the 2002 financial year, the group demerged its former mobile phone business and as a result BT Group plc became the listed ultimate parent company of the remaining group. The demerger steps resulted in the formation of an intermediary holding company, BT Group Investments Limited, between BT Group plc and British Telecommunications plc. This intermediary company held an investment of £18.5bn in British Telecommunications plc which was funded by an intercompany loan facility with British Telecommunications plc.
     A summary of the balances with the parent and ultimate parent companies and the finance income or expense arising in respect of these balances is set out below:

		2011		2010

		Asset	Finance	Asset	Finance
		(liability)	income	(liability)	income
		at 31 March	(expense)	at 31 March	(expense)
	Notes	£m	£m	£m	£m

Amounts owed by (to) parent company
Loan facility – non-current assets investments	15/10	17,339	248	17,785	282
Loan facility – current asset investments	15	1,206	n/a	705	n/a
Trade and other receivables	19	32	n/a	14	n/a
Loans and other borrowings	20	(32)	–	(53)	–
Trade and other payables	22	(90)	n/a	(173)	n/a

Amounts owed by (to) ultimate parent company
Non-current assets investments	15	682	–	160	–
Current asset investments	15	13	n/a	–	n/a
Loans and other borrowings	20/10	–	–	–	(1)
Trade and other payables	22	(7)	n/a	(10)	n/a

The loan facility with the parent company accrued interest at a rate of LIBOR plus 50 basis points, is subject to an overall maximum of £25bn, and is either repayable on demand or on 2 February 2015. In 2011 the overall loan investment balances were maintained at the same level as prior year with the mix increasing the level of short-term loans. The parent company primarily finances its obligations on the loan as they fall due through dividends paid by the company.
     The company holds ordinary shares in the ultimate parent company, disclosed in note 15. These shares are held in trust for the BT Group Incentive Share Plan, the Retention Share Plan and the Deferred Bonus Plan.

52 British Telecommunications plc Annual Report and Form 20-F 2011	Notes to the consolidated financial statements

6.     Directors’ emoluments and pensions
For the year to 31 March 2011 the aggregate emoluments of the directors excluding deferred bonuses of £1,919,000 (2010: £1,569,500) was £3,876,000 (2010: £3,407,000). Deferred bonuses are payable in 5p ordinary shares of BT Group plc in three years’ time subject to continuous employment.
     Retirement benefits were accruing to one director (2010: one) under a defined benefits pension scheme and one (2010: one) director under a money purchase scheme.
     During the year no director exercised options (2010: none) under BT Group share option plans. Three directors who held office for the whole or part of the year (2010: three) received or are entitled to receive 5p ordinary shares of BT Group plc under BT long-term incentive plans. The aggregate value of BT Group plc shares vested during the year under BT long-term incentive plans was £271,000 (2010: £407,165).
     The emoluments of the highest paid director excluding his deferred bonus of £1,415,000 (2010: £1,206,000) were £2,359,000 (2010: £2,105,000). He is entitled to receive 5,348,363 BT Group plc 5p ordinary shares under BT long-term incentive plans subject to continuous employment and in some cases to certain performance conditions being met. There are no retirement benefits accruing to the highest paid director under a defined benefit scheme.
     Included in the above aggregate emoluments are those of Ian Livingston and Tony Chanmugam who are also directors of the ultimate holding company, BT Group plc. The directors do not believe it is practicable for the purposes of this report to apportion the amounts of total emoluments received by them between their services as directors of the company and their services as directors of BT Group plc.
7.     Share-based payments
The ultimate parent company, BT Group plc, operates an employee share investment plan and savings-related share option plans for its employees and those of participating subsidiaries, further share option plans for selected employees and an employee stock purchase plan for employees in the United States. It also has several share plans for executives. All share-based payment plans are settled in equity instruments (shares and options) of BT Group plc. Details of these plans and an analysis of the total charge by type of award is set out below.

	2011	2010	2009
Year ended 31 March	£m	£m	£m

Employee Sharesave Plan	23	25	107
Allshare International Plan	2	2	2
Employee Stock Purchase Plan	1	1	–
Incentive Share Plan	37	29	18
Deferred Bonus Plan	5	13	12
Retention Share Plan	–	1	2

	68	71	141

Share options
Employee Sharesave Plan
There is an HMRC approved savings related share option plan, under which employees save on a monthly basis, over a three or five year period, towards the purchase of shares at a fixed price determined when the option is granted. This price is usually set at a 20% discount to the market price for five year plans and 10% for three year plans. The options must be exercised within six months of maturity of the savings contract, otherwise they lapse. Similar plans operate for BT’s overseas employees.
Employee Stock Purchase Plan
The BT Group Employee Stock Purchase Plan (ESPP), for employees in the United States, enables participants to purchase American Depositary Shares (ADSs) quarterly at a price which is 85% of the fair market price of an ADS at the end of each quarterly purchase period.
Share plans
Incentive Share Plan, Deferred Bonus Plan and Retention Share Plan
Under the BT Group Incentive Share Plan (ISP), participants are only entitled to these shares in full at the end of a three year period if the company has met the relevant pre-determined corporate performance measures and if the participants are still employed by the group. In 2010 the corporate performance measures for the ISP was amended. For all ISP awards made, 50% of each share award is linked to a total shareholder return target (TSR) for a comparator group of companies from the beginning of the relevant performance period and the remaining 50% is linked to a three-year cumulative free cash flow measure. The comparator group contains European telecommunications companies and companies which are either similar in size or market capitalisation and/or have a similar business mix and spread to BT. For ISP awards prior to 2010, a single corporate performance measure was used, being BT’s TSR measured against a comparator group of companies from the European telecommunications sector.
     Under the BT Group Deferred Bonus Plan (DBP) awards are granted annually to selected employees of the group. Shares in the company are transferred to participants at the end of three years if they continue to be employed by the group throughout that period.
     Under the BT Group Retention Share Plan (RSP), the length of retention period before awards vest is flexible. Awards may vest annually in tranches. The shares are transferred at the end of a specified period, only if the employee is still employed by the group.
     In accordance with the terms of the ISP, DBP and RSP, dividends or dividend equivalents earned on shares during the conditional periods are reinvested in company shares for the potential benefit of the participants.
Employee Share Investment Plan (ESIP)
The ESIP is an HMRC approved plan. It allows BT employees to buy shares with contributions of up to £1,500 per tax year out of gross pay (directshare) and allows BT to provide free shares to UK employees which are held in trust for at least three years (UK allshare). In 2008 UK allshare was replaced by free broadband for all BT employees in the UK. Employees outside the UK continued to receive awards of shares where practicable (Allshare International), otherwise they received cash awards equivalent to the value of free shares.

Notes to the consolidated financial statements	British Telecommunications plc Annual Report and Form 20-F 2011 53

7. Share-based payments continued
During 2011 9.2m directshare shares (2010: 13.7m directshare shares), were purchased by the Trustee of the ESIP on behalf of 19,169 (2010: 19,730) employees at a total cost of £13.8m (2010: £15.0m). A further 1.8m shares (2010: 1.0m shares) were purchased by the Trustee through dividend reinvestment on behalf of 19,392 (2010: 20,120) allshare and directshare employee participants. At 31 March 2011, 79.3m shares (2010: 79.2m shares) were held in trust on behalf of 64,643 participants (2010: 68,444).
Share option plans
Movements in share options during 2011, 2010 and 2009 are shown below.

	Employee Sharesave			GSOP and GLOP[a]
Movement in the number of share options	2011 millions	2010 millions	2009 millions	2011 millions	2010 millions	2009 millions

Outstanding at the beginning of the year	534	136	281	38	42	46
Granted	78	490	339	–	–	–
Forfeited	(28)	(44)	(390)	(5)	(4)	(3)
Exercised	(3)	(1)	(80)	–	–	(1)
Expired	(14)	(47)	(14)	(4)	–	–

Outstanding at the end of the year	567	534	136	29	38	42

Exercisable at the end of the year	1	1	1	29	38	42

Weighted average exercise price

Outstanding at the beginning of the year	76p	160p	180p	255p	256p	257p
Granted	107p	63p	135p	–	–	–
Forfeited	94p	107p	153p	325p	263p	199p
Exercised	163p	125p	155p	–	–	196p
Expired	175p	150p	178p	544p	–	–

Outstanding at the end of the year	77p	76p	160p	207p	255p	256p

Exercisable at the end of the year	111p	163p	195p	207p	255p	256p

[a]	The BT Group Global Share Option Plan (GSOP) and BT Group Legacy Option Plan (GLOP) are legacy executive share option plans which are no longer operated. Options granted in previous years were excercisable on the third anniversary of the date of grant. Options must be exercised within 10 years of the original grant date.
The weighted average share price for options exercised during 2011 was 181p (2010: 136p, 2009: 180p).
     The following table summarises information relating to options outstanding and exercisable under all share option plans at 31 March 2011, together with their exercise prices and dates:

		Number of	Number of
	Exercise	outstanding	exercisable
Normal dates of vesting and exercise (based on calendar year)	price per share	options millions	options millions

BT Group Employee Sharesave Plans
2011	137p – 208p	11	1
2012	68p – 262p	133	–
2013	104p – 185p	36	–
2014	61p – 111p	341	–
2015	104p – 107p	46	–

Total		567	1

BT Group Legacy Option Plan
2001-11	318p	2	2

Total		2	2

BT Group Global Share Option Plan
2004-14	176p – 199.5p	22	22
2005-15	192p – 263p	5	5

Total		27	27

Total options		596	30

54 British Telecommunications plc Annual Report and Form 20-F 2011	Notes to the consolidated financial statements

7. Share-based payments continued
The options outstanding under all share option plans at 31 March 2011 have weighted average remaining contractual lives as follows:

	Employee Sharesave				GSOP and GLOP
	Weighted	Number of	Weighted		Weighted	Number of	Weighted
	average	outstanding	average		average	outstanding	average
	exercise	options	contractual	Range of	exercise	options	contractual
Range of exercise prices	price	millions	remaining life	exercise prices	price	millions	remaining life

61p – 68p	63p	447	36 months	176p – 200p	198p	27	40 months
104p – 185p	119p	112	42 months	215p – 318p	302p	2	9 months
208p – 262p	247p	8	19 months	–	–	–	–

Total	77p	567	37 months		207p	29	38 months

Executive share plans
Movements in executive share plans during 2011 are shown below:

	Millions of shares
	ISP	DBP	RSP	Total

At 1 April 2010	99.2	14.3	1.2	114.7
Awards granted	44.2	9.1	0.2	53.5
Awards vested	–	(3.8)	(0.9)	(4.7)
Awards lapsed	(34.2)	(1.8)	(0.2)	(36.2)
Dividend shares reinvested	5.3	0.9	–	6.2

At 31 March 2011	114.5	18.7	0.3	133.5

At 31 March 2011, 0.3m shares (2010: 1.1m) were held in trust and 133.2m shares (2010: 113.6m) were held in treasury for executive share plans.
Fair value
The following table summarises the fair values and key assumptions used for valuing grants made under the Employee Sharesave plans and ISP in 2011, 2010 and 2009.

	2011		2010		2009
	Employee		Employee		Employee
Year ended 31 March	Sharesave	ISP	Sharesave	ISP	Sharesave	ISP

Weighted average fair value	34p	108p	14p	106p	27p	47p
Weighted average share price	138p	134p	80p	131p	152p	199p
Weighted average exercise price	107p	–	63p	–	135p	–
Expected dividend yield	5.4% – 5.8%	5.4%	5.7% – 6.4%	6.5%	4.6% – 6.4%	4.9%
Risk free rates	1.2% – 2.2%	1.2%	2.2% – 2.8%	2.5%	2.1% – 5.5%	5.2%
Expected volatility	34.4% – 41.4%	34.4%	26.9% – 30.7%	38.5%	20.7% – 28.4%	23.3%

Employee Sharesave grants, under the BT Group Employee Sharesave and the BT Group International Employee Sharesave option plans, are valued using a Binomial options pricing model. Awards under the ISP are valued using Monte Carlo simulations. TSRs were generated for BT Group plc and the comparator group at the end of the three-year performance period, using each company’s volatility and dividend yield, as well as the cross correlation between pairs of stocks.
     Volatility has been determined by reference to BT Group plc’s historical volatility which is expected to reflect the BT Group plc share price in the future. An expected life of three months after vesting date is assumed for Employee Sharesave options and for all other awards the expected life is equal to the vesting period. The risk-free interest rate is based on the UK gilt curve in effect at the time of the grant, for the expected life of the option or award.
     The fair values for the RSP and DBP were determined using the market price of the shares at the date of grant. The weighted average share price for RSP awards granted in 2011 was 163p (2010: 104p, 2009: 151p). The weighted average share price for DBP awards granted in 2011 was 131p (2010: 131p, 2009: 203p).

Notes to the consolidated financial statements	British Telecommunications plc Annual Report and Form 20-F 2011 55

8. Audit and non-audit services
The following fees for audit and non-audit services were paid or are payable to the company’s auditors, PricewaterhouseCoopers LLP, for the three years ended 31 March 2011.

	2011	2010	2009
Year ended 31 March	£000	£000	£000

Audit services
Fees payable to the company’s auditor and its associates for the audit of parent company and consolidated financial statements	2,801	2,544	2,790
Non-audit services
Fees payable to the company’s auditor and its associates for other services:
• The audit of the company’s subsidiaries pursuant to legislation	4,630	4,732	4,675
• Other services pursuant to legislation	1,405	867	1,211
• Tax services	1,156	792	1,247
• Services relating to corporate finance transactions	–	–	32
• All other services	857	941	887

	10,849	9,876	10,842

Audit services – represent fees payable for services in relation to the audit of the parent company and the consolidated financial statements and also includes fees for reports under section 404 of the US Public Company Accounting Reform and Investor Protection Act of 2002 (Sarbanes-Oxley).
     The audit of the company’s subsidiaries pursuant to legislation – represents fees payable for services in relation to the audit of the financial statements of subsidiary companies.
     Other services pursuant to legislation – represent fees payable for services in relation to other statutory filings or engagements that are required to be carried out by the appointed auditor. In particular, this includes fees for audit reports issued on the group’s regulatory financial statements and comfort letters associated with the group’s US debt shelf registration.
     Tax services – represent fees payable for tax compliance and advisory services.
     Services relating to corporate finance transactions – represent fees payable in relation to due diligence work completed on acquisitions and disposals.
     All other services – represent fees payable for non regulatory reporting on internal controls and other advice on accounting or financial matters.
     In order to maintain the independence of the external auditors, the Board has determined policies as to what non-audit services can be provided by the company’s external auditors and the approval processes related to them. Under those policies, work of a consultancy nature will not be offered to the external auditors unless there are clear efficiencies and value-added benefits to the company. In this context, non-audit services in the ordinary sense of the words are considered to be those services that are not pursuant to legislation. As a proportion of the total fees this represents 19% of the total fees in 2011 (2010: 18%, 2009: 20%).

56 British Telecommunications plc Annual Report and Form 20-F 2011	Notes to the consolidated financial statements

9. Specific items
The group separately identifies and discloses certain items by virtue of their size, nature or incidence (termed ‘specific items’). This is consistent with the way that financial performance is measured by management and reported to the BT Group plc Board and the Operating Committee and it assists in providing a meaningful analysis of the trading results of the group. A definition of specific items is provided on page 33.

	2011	2010 [a]	2009 [a]
Year ended 31 March	£m	£m	£m

Revenue
Regulatory settlement[b]	–	52	–
BT Global Services contract and financial review charges	–	–	41

Other operating income
(Profit) loss on disposal of a business	–	(2)	13

Operating costs
BT Global Services restructuring charges[c]	192	301	280
Property rationalisation costs	88	121	–
Intangible asset impairment charges[d]	49	–	–
Costs associated with settlement of open tax years[e]	–	5	–
BT Global Services contract and financial review charges	–	–	1,598
Restructuring costs – group transformation and reorganisation activities	–	–	65
21CN asset impairment and related charge	–	–	50

	329	427	1,993

Net finance expense
Interest expense on pension scheme liabilities[f]	2,323	2,211	2,308
Expected return on pension scheme assets[f]	(2,244)	(1,932)	(2,621)
Interest income on settlement of open tax years[e]	–	(11)	–

	79	268	(313)

Share of results of associates and joint ventures
(Profit) loss on disposal of interest in associates[g]	(42)	12	–
Impact of renegotiated supply contracts on associate[h]	–	(29)	–
Reassessment of carrying value of associate	–	–	(36)

	(42)	(17)	(36)

Net specific items charge before tax	366	728	1,698

Tax credit on specific items above	(72)	(190)	(414)
Tax credit in respect of settlement of open tax years[e]	5	(230)	–
Tax credit on re-measurement of deferred tax[i]	(172)	–	–

	(239)	(420)	(414)

Net specific items charge after tax	127	308	1,284

[a]	In 2011 the group amended its definition of specific items. Comparatives for 2010 and 2009 have been re-presented to be on a consistent basis. See page 33 for details.

[b]	In 2010 a charge of £52m was recognised reflecting an Ofcom determination in relation to 2Mbps partial private circuits.

[c]	The main components of the BT Global Services restructuring charges recognised in 2011, 2010 and 2009 were:
–	Networks, products and procurement channels rationalisation charges of £41m (2010: £142m, 2009: £183m) from rationalising legacy networks, including the associated systems and processes. In 2010 this included a payment of £127m made to Tech Mahindra for the renegotiation of certain supply contracts as part of the rationalisation of procurement channels.

–	People and property charges of £129m (2010: £132m, 2009: £51m) principally comprising leaver costs and property exit costs.

–	Intangible asset impairments and other charges of £22m (2010: £27m, 2009: £46m).

[d]	In 2011 the group recognised a goodwill impairment charge of £39m mainly relating to an operational restructuring of a business acquired several years ago. In addition, intangible asset impairments of £10m have been recognised relating to brands which are no longer in use.

[e]	In 2010 the group agreed substantially all outstanding tax matters with HMRC relating to the 2008, 2007 and 2006 tax years. Specific items include a tax repayment of £230m and associated interest of £11m on the repayment and operating costs of £5m representing costs associated with reaching the agreement.

[f]	See note 23 for more details.

[g]	In 2011 a profit of £42m arose on the disposal of a 6.5% interest in the group’s associate Tech Mahindra. In 2010 a loss of £12m arose on the disposal of an indirect interest in Tech Mahindra.

[h]	In 2010 the group recognised a specific item credit of £29m in connection with the £127m payment to its associate Tech Mahindra, as described in c above.

[i]	In 2011 a tax credit of £172m was recognised for the re-measurement of deferred tax balances as a result of the change in the UK statutory corporation tax rate from 28% to 26% effective in 2012.

Notes to the consolidated financial statements	British Telecommunications plc Annual Report and Form 20-F 2011 57

10. Finance expense and finance income

	2011	2010	[a]	2009	[a]
Year ended 31 March	£m	£m		£m

Finance expense
Interest on listed bonds[b,c]	775	806		777
Interest on finance leases[b]	18	18		25
Interest on immediate and ultimate parent company borrowings[b]	–	1		40
Interest on other borrowings[b]	56	58		130
Unwinding of discount on provisions[b]	3	4		3
Fair value movements on derivatives[d]	34	19		29
Net loss on disposal of available-for-sale financial assets[e]	1	–		3

Finance expense[f,g]	887	906		1,007
Less: amounts included in the cost of qualifying assets[h]	(6)	(3)		–

Total finance expense before specific items	881	903		1,007

Specific items (note 9)	2,323	2,211		2,308

Total finance expense	3,204	3,114		3,315

[a]	In 2011 the group amended its definition of specific items to include net interest on pensions due to its volatile nature. Comparatives have been re-presented to be on a consistent basis.

[b]	Calculated using the effective interest rate method unless otherwise stated below.

[c]	Includes a net charge of £38m (2010: £44m, 2009: £25m) relating to fair value movements on derivatives recycled from the cash flow reserve.

[d]	Includes a charge of £28m (2010: £9m, 2009: £nil) arising from restructuring certain derivatives and £6m (2010: £10m, 2009: £29m) of fair value movements on derivatives not in a designated hedge relationship.

[e]	Includes a charge of £1m (2010: £nil, 2009: charge £3m) recycled from the available-for-sale reserve.

[f]	Includes a net credit of £3m (2010: net credit £29m, 2009: net charge of £39m) relating to fair value movements arising on hedged items and a net charge of £3m (2010: net charge of £29m, 2009: net credit of £39m) relating to fair value movements arising on derivatives designated as fair value hedges.

[g]	Includes a net credit of £293m (2010: net credit of £451m, 2009: net charge of £2,161m) relating to foreign exchange movements on loans and borrowings and a net charge of £293m (2010: net charge of £451m, 2009: net credit of £2,161m) relating to fair value movements on derivatives recycled from the cash flow reserve. The items generating this foreign exchange are in designated hedge relationships.

h	The weighted average capitalisation rate on general borrowings was 7.8% in 2011 (2010: 7.9%).

	2011	2010	[a]	2009	[a]
Year ended 31 March	£m	£m		£m

Finance income
Interest on available-for-sale investments	9	5		14
Interest on loans and receivables	7	7		17
Interest income on loans to immediate and ultimate parent company	248	282		1,005
Other interest and similar income	19	–		–

Total finance income before specific items	283	294		1,036

Specific items (note 9)	2,244	1,943		2,621

Total finance income	2,527	2,237		3,657

	2011	2010	2009[a]
Year ended 31 March	£m	£m	£m

Net finance expense (income) before specific items	598	609	(29)

Specific items (note 9)	79	268	(313)

Net finance expense (income)	677	877	(342)

[a]	In 2011 the group amended its definition of specific items to include net interest on pensions due to its volatile nature. Comparatives have been re-presented to be on a consistent basis.
11. Taxation
Analysis of taxation (expense) credit for the year

	2011	2010	2009
Year ended 31 March	£m	£m	£m

United Kingdom
Corporation tax at 28% (2010: 28%, 2009: 28%)	(265)	(243)	(272)
Adjustments in respect of prior periods	(7)	204	50
Non UK taxation
Current	(40)	(31)	(48)
Adjustments in respect of prior periods	11	–	10

Total current tax expense	(301)	(70)	(260)

Deferred tax
Origination and reversal of temporary differences	(184)	(53)	77
Adjustments in respect of prior periods	32	63	(36)
Impact of change in UK corporation tax rate to 26%	172	–	–

Total deferred tax credit	20	10	41

Total taxation expense	(281)	(60)	(219)

58 British Telecommunications plc Annual Report and Form 20-F 2011	Notes to the consolidated financial statements

11. Taxation continued
Factors affecting taxation expense
The taxation expense on the profit for the year differs from the amount computed by applying the corporation tax rate to the profit before taxation as a result of the following factors:

	2011		2010		2009
Year ended 31 March	£m	%	£m	%	£m	%

Profit before taxation	1,959		1,303		716

Expected taxation expense at UK rate of 28% (2010: 28%, 2009: 28%)	(549)	28.0	(364)	28.0	(201)	28.0
Effects of:
Non deductible depreciation and amortisation	(15)	0.8	(18)	1.4	(27)	3.8
Non deductible (taxable) non UK losses (profits)	(13)	0.7	(26)	2.0	24	(3.3)
Overseas losses utilised	53	(2.7)	35	(2.7)	–	–
Higher (lower) taxes on non UK profits	(1)	–	(1)	0.1	9	(1.3)
Higher taxes on gain on disposal of non current investments and group undertakings	12	(0.6)	–	–	(4)	0.6
Other deferred tax assets not recognised	(8)	0.4	(17)	1.3	(5)	0.7
Associates and joint ventures	6	(0.3)	11	(0.8)	21	(2.9)
Adjustments in respect of prior periods	36	(1.9)	37	(2.9)	24	(3.4)
Tax credit on settlement of open tax years	–	–	230	(17.7)	–	–
Re-measurement of deferred tax balances at 26%	172	(8.8)	–	–	–	–
Adoption of the amendment to IFRS 2	–	–	–	–	(30)	4.2
Other	26	(1.3)	53	(4.1)	(30)	4.2

Total taxation expense and effective tax rate	(281)	14.3	(60)	4.6	(219)	30.6

Exclude specific items	(239)		(420)		(414)

Total taxation expense before specific items and effective tax rate on profit before specific items	(520)	22.4	(480)	23.6	(633)	26.2

Factors that may affect future tax charges
The rate of UK corporation tax will change from 28% to 26% from 1 April 2011. The UK Government has also indicated that it intends to enact future reductions in the corporation tax rate down to 23% by 1 April 2014.
Tax credit/(expense) recognised directly in equity

	2011	2010	2009
Year ended 31 March	£m	£m	£m

Deferred tax credit (expense) relating to share-based payments	91	19	(12)

Total taxation credit (expense) on items recognised directly in equity	91	19	(12)

Notes to the consolidated financial statements	British Telecommunications plc Annual Report and Form 20-F 2011 59

11. Taxation continued
Tax components of other comprehensive income
The tax credit (expense) relating to components of other comprehensive income is as follows:

	2011			2010			2009
		Tax			Tax			Tax
	Before	(expense)	After	Before	(expense)	After	Before	(expense)	After
	tax	credit	tax	tax	credit	tax	tax	credit	tax
Year ended 31 March	£m	£m	£m	£m	£m	£m	£m	£m	£m

Actuarial gains (losses) relating to retirement benefit obligations	5,109	(1,534)	3,575	(4,324)	1,211	(3,113)	(7,037)	1,959	(5,078)
Exchange differences on translation of foreign operations	(142)	42	(100)	(112)	(45)	(157)	609	87	696
Fair value movements on available-for-sale assets	20	–	20	11	–	11	(4)	–	(4)
Fair value movements on cash flow hedges
– fair value (losses) gains	(347)	(124)	(471)	(1,067)	297	(770)	2,719	(766)	1,953
– recognised in income and expense	334	119	453	496	(139)	357	(2,144)	600	(1,544)
– reclassified and reported in non-current assets	–	–	–	(4)	1	(3)	(5)	2	(3)

	4,974	(1,497)	3,477	(5,000)	1,325	(3,675)	(5,862)	1,882	(3,980)

Current tax credit (expense)		49			(6)			–
Deferred tax (expense) credit		(1,546)			1,331			1,882

		(1,497)			1,325			1,882

12. Dividends

	2011	2010	2009
Year ended 31 March	£m	£m	£m

Dividends paid in the year
First interim dividend	–	–	200
Second interim dividend	–	–	725

	–	–	925

60 British Telecommunications plc Annual Report and Form 20-F 2011	Notes to the consolidated financial statements

13. Intangible assets

		Brands, customer		Internally
		relationships	Telecommunication	developed	Computer
	Goodwill	and technology	licences and other	software	software	Total
	£m	£m	£m	£m	£m	£m

Cost
At 1 April 2009	1,497	376	307	2,348	1,204	5,732
Additions	–	–	–	585	44	629
Acquisitions through business combinations	1	–	–	–	–	1
Interest on qualifying assets[a]	–	–	–	2	–	2
Disposals and adjustments	(2)	(3)	(6)	(362)	9	(364)
Exchange differences	(56)	(16)	(11)	(5)	(16)	(104)

At 1 April 2010	1,440	357	290	2,568	1,241	5,896
Additions	–	–	–	435	65	500
Acquisitions through business combinations	6	–	–	–	–	6
Interest on qualifying assets[a]	–	–	–	4	–	4
Disposals and adjustments	–	–	–	(92)	(5)	(97)
Impairment charges[b]	(39)	(10)	–	–	–	(49)
Exchange differences	(42)	(9)	(2)	(2)	(3)	(58)

At 31 March 2011	1,365	338	288	2,913	1,298	6,202

Amortisation
At 1 April 2009		153	156	739	888	1,936
Charge for the year		54	15	559	107	735
Disposals and adjustments		(1)	(4)	(366)	(53)	(424)
Exchange differences		(9)	(5)	(5)	(12)	(31)

At 1 April 2010		197	162	927	930	2,216
Charge for the year		47	14	544	86	691
Disposals and adjustments		–	–	(91)	(4)	(95)
Exchange differences		(2)	(1)	(1)	(3)	(7)

At 31 March 2011		242	175	1,379	1,009	2,805

Carrying amount
At 31 March 2011	1,365	96	113	1,534	289	3,397

At 31 March 2010	1,440	160	128	1,641	311	3,680

[a]	Additions to internally generated software in 2011 include interest capitalised at a weighted average borrowing rate of 7.8% (2010: 7.9%).

[b]	See note 9 for details.
Goodwill impairment review
The group performs an annual goodwill impairment review, based on its cash generating units (CGUs). The CGUs that have associated goodwill are BT Global Services and BT Retail’s business units: BT Consumer, BT Business, BT Ireland and BT Enterprises. These are the smallest identifiable groups of assets that generate cash inflows that are largely independent of the cash inflows from other groups of assets, and to which goodwill is allocated. Goodwill is allocated to the group’s CGUs as follows:

	BT Global	BT Retail
	Services	BT Consumer	BT Business	BT Ireland	BT Enterprises	Total
	£m	£m	£m	£m	£m	£m

At 1 April 2009	1,240	57	44	16	140	1,497
Acquisitions through business combinations	1	–	–	–	–	1
Disposals, adjustments and reclassifications	(9)	8	17	5	(23)	(2)
Exchange differences	(52)	–	–	–	(4)	(56)

At 1 April 2010	1,180	65	61	21	113	1,440
Acquisitions through business combinations	6	–	–	–	–	6
Reclassifications	–	–	(15)	–	15	–
Impairment charges[a]	(39)	–	–	–	–	(39)
Exchange differences	(37)	–	–	–	(5)	(42)

At 31 March 2011	1,110	65	46	21	123	1,365

[a]	The goodwill impairment charges recognised in 2011 mainly relate to an operational restructuring of a business acquired several years ago.

Notes to the consolidated financial statements	British Telecommunications plc Annual Report and Form 20-F 2011 61

13. Intangible assets continued
The key assumptions used in performing value in use calculations in 2011 are as follows:

		BT Retail
	BT Global Services	BT Consumer	BT Business	BT Ireland	BT Enterprises

Discount rate	10.0%	10.0%	10.0%	10.0%	10.0%
Perpetuity growth rate	2.5%	2.0%	2.0%	2.0%	2.0%

The key assumptions used in performing value in use calculations in 2010 were as follows:

		BT Retail
	BT Global Services	BT Consumer	BT Business	BT Ireland	BT Enterprises

Discount rate	10.8%	10.8%	10.8%	10.8%	10.8%
Perpetuity growth rate	2.5%	2.0%	2.0%	2.0%	2.0%

Recoverable amount
The value in use of each CGU is determined using cash flow projections derived from financial plans approved by the BT Group plc Board covering a three-year period and a further two years approved by the line of business and group senior management team. They reflect management’s expectations of revenue, EBITDA growth, capital expenditure, working capital and operating cash flows, based on past experience and future expectations of business performance. Cash flows are also adjusted downwards to reflect the different risk attributes of each CGU. Cash flows beyond the five-year period have been extrapolated using perpetuity growth rates.
Discount rate
The pre-tax discount rates applied to the cash flow forecasts are derived from the group’s post-tax weighted average cost of capital. The assumptions used in the calculation of the group’s weighted average cost of capital are benchmarked to externally available data.
Growth rates
The perpetuity growth rates are determined based on the long-term historical growth rates of the regions in which the CGU operates, and they reflect an assessment of the long-term growth prospects of the sector in which the CGU operates. The growth rates have been benchmarked against external data for the relevant markets. None of the growth rates applied exceed the long-term historical average growth rates for those markets or sectors.
Sensitivities
For the BT Retail CGUs, significant headroom exists in each CGU and, based on the sensitivity analysis performed, no reasonably possible changes in the assumptions would cause the carrying amount of the CGUs to exceed their recoverable amount.
     For BT Global Services, the value in use exceeds the carrying value of the CGU by approximately £887m. The following changes in assumptions would cause the recoverable amount to fall below the carrying value:
•	a reduction in the perpetuity growth rate from the 2.5% assumption applied to a revised assumption of a 0.7% decline or more

•	an increase in the discount rate from the 10.0% assumption applied to a revised assumption of 12.2% or more

•	a reduction in the projected operating cash flows across five years by 25% or more.

62 British Telecommunications plc Annual Report and Form 20-F 2011	Notes to the consolidated financial statements

14. Property, plant and equipment

				Assets in
		Network infrastructure		course of
	Land and buildings [a,b]	and equipment [b]	Other [c]	construction	Total
	£m	£m	£m	£m	£m

Cost
At 1 April 2009	1,294	41,558	2,374	910	46,136
Additions	22	254	144	1,441	1,861
Interest on qualifying assets[d]	–	–	–	1	1
Transfers	5	1,520	1	(1,526)	–
Disposals and adjustments	71	(1,121)	(346)	(14)	(1,410)
Exchange differences	(13)	(131)	(22)	(5)	(171)

At 1 April 2010	1,379	42,080	2,151	807	46,417
Additions	11	197	180	1,690	2,078
Interest on qualifying assets[d]	–	–	–	2	2
Transfers	17	1,729	1	(1,747)	–
Disposals and adjustments	(2)	(1,350)	(77)	(13)	(1,442)
Exchange differences	(6)	(39)	(8)	(3)	(56)

At 31 March 2011	1,399	42,617	2,247	736	46,999

Accumulated depreciation
At 1 April 2009	590	28,413	1,756	–	30,759
Charge for the year	70	2,015	219	–	2,304
Disposals and adjustments	72	(1,124)	(255)	–	(1,307)
Exchange differences	(7)	(103)	(14)	–	(124)

At 1 April 2010	725	29,201	1,706	–	31,632
Charge for the year	63	2,019	206	–	2,288
Disposals and adjustments	(13)	(1,316)	(98)	–	(1,427)
Exchange differences	(3)	(24)	(7)	–	(34)

At 31 March 2011	772	29,880	1,807	–	32,459

Carrying amount
At 31 March 2011	627	12,737	440	736	14,540
Engineering stores	–	–	–	83	83

Total at 31 March 2011	627	12,737	440	819	14,623

At 31 March 2010	654	12,879	445	807	14,785
Engineering stores	–	–	–	71	71

Total at 31 March 2010	654	12,879	445	878	14,856

				2011	2010
				£m	£m

[a]The carrying amount of land and buildings, including leasehold improvements, comprised:
Freehold				420	431
Long leases (over 50 years unexpired)				34	33
Short leases				173	190

Total land and buildings				627	654

[b]	The carrying amount of the group’s property, plant and equipment includes an amount of £140m (2010: £183m) in respect of assets held under finance leases, comprising land and buildings of £71m (2010: £74m) and network infrastructure and equipment of £69m (2010: £109m). The depreciation charge on those assets for 2011 was £33m (2010: £44m), comprising land and buildings of £3m (2010: £3m) and network infrastructure and equipment of £30m (2010: £41m).

[c]	Other mainly comprises motor vehicles and computers.

[d]	Additions to assets in the course of construction in 2011 includes interest capitalised at a weighted average borrowing rate of 7.8% (2010: 7.9%).

Notes to the consolidated financial statements	British Telecommunications plc Annual Report and Form 20-F 2011 63

14. Property, plant and equipment continued

	2011	2010
Year ended 31 March	£m	£m

Additions to property, plant and equipment comprised:
Land and buildings	20	29
Network infrastructure and equipment
Transmission equipment	985	902
Exchange equipment	43	29
Other network equipment	851	753
Other
Computers and office equipment	92	115
Motor vehicles and other	87	33

Total additions to property, plant and equipment	2,078	1,861
Increase in engineering stores	12	43

Total additions	2,090	1,904

15. Investments

	2011	2010
At 31 March	£m	£m

Non-current assets
Available-for-sale	80	45
Amounts owed by ultimate parent company	682	160
Amounts owed by parent company	17,339	17,785
Loans and receivables	–	32

	18,101	18,022

Current assets
Available-for-sale	1	258
Amounts owed by ultimate parent company	13	–
Amounts owed by parent company	1,206	705
Loans and receivables	7	148
Fair value through profit and loss	11	–

	1,238	1,111

The majority of current asset investments are held for periods ranging from one day to one year.
Available-for-sale
Available-for-sale current assets consist of a US Dollar listed investment of £1m (2010: £nil), and floating rate liquidity fund deposits denominated in Sterling of £nil (2010: £185m), Euros of £nil (2010: £56m) and US Dollars of £nil (2010: £17m). Non-current assets include unlisted investments of £65m (2010: £34m) which are measured at the lower of cost and net realisable value and an investment in the shares of the ultimate parent company, BT Group plc, of £15m (2010: £11m). These shares are held in trust for the BT Group Incentive Share Plan, the Retention Share Plan and the Deferred Bonus Plan.
Amounts owed by parent and ultimate parent company
Amounts owed by parent and ultimate parent company mainly consist of Sterling denominated loans which earn a floating rate of interest based upon LIBOR. Further details of these amounts are disclosed in note 5.
Loans and receivables
Loans and receivables mainly consist of term deposits denominated in Sterling with a fixed interest rate.

64 British Telecommunications plc Annual Report and Form 20-F 2011	Notes to the consolidated financial statements

16. Cash and cash equivalents

	2011	2010
At 31 March	£m	£m

Cash at bank and in hand	144	186

Cash equivalents
Loans and receivables
UK deposits	182	1,211
US deposits	20	37
European deposits	8	7

Total cash equivalents	210	1,255

Total cash and cash equivalents	354	1,441
Bank overdrafts	(26)	(8)

Cash and cash equivalents per the cash flow statement	328	1,433

The group has cross undertaking guarantee facilities across certain bank accounts which allow a legally enforceable right of set-off of the relevant cash and overdraft balances on bank accounts included within each scheme.
     The group’s cash at bank included restricted cash of £77m (2010: £54m), of which £59m (2010: £29m) were held in countries in which prior approval is required to transfer funds abroad. Such liquid funds are at the group’s disposition within a reasonable period of time if it complies with these requirements. The remaining balance of £18m (2010: £25m) were held in escrow accounts.
     Cash and cash equivalents are primarily fixed rate financial assets held for periods ranging from one day to three months.
17. Associates and joint ventures

	2011			2010
		Joint			Joint
	Associates	ventures	Total	Associates	ventures	Total
	£m	£m	£m	£m	£m	£m

Non-current assets	28	6	34	49	7	56
Current assets	214	5	219	278	4	282
Current liabilities	(43)	(1)	(44)	(77)	(2)	(79)
Non-current liabilities	(45)	–	(45)	(64)	–	(64)

Share of net assets at 31 March	154	10	164	186	9	195

Revenue	263	22	285	298	14	312
Expenses	(233)	(26)	(259)	(266)	(14)	(280)
Taxation	(5)	–	(5)	(7)	–	(7)

Share of post tax results before specific items	25	(4)	21	25	–	25
Specific items (note 9)	–	–	–	29	–	29

Share of post tax results	25	(4)	21	54	–	54

				Associates	Joint ventures	Total
				£m	£m	£m

At 1 April 2009				123	9	132
Share of post tax profit				54	–	54
Additions				3	–	3
Disposals				(12)	–	(12)
Dividends received				(3)	–	(3)
Exchange differences and other				21	–	21

At 1 April 2010				186	9	195
Share of post tax profit (loss)				25	(4)	21
Additions				–	4	4
Disposals				(42)	–	(42)
Dividends received				(7)	–	(7)
Exchange differences				(8)	1	(7)

At 31 March 2011				154	10	164

At 31 March 2011 the fair value of the group’s investments in associates and joint ventures for which published price quotations are available was £279m (2010: £473m). Details of the group’s principal associate at 31 March 2011 are set out on page 108.

Notes to the consolidated financial statements	British Telecommunications plc Annual Report and Form 20-F 2011 65

18. Inventories

	2011	2010
At 31 March	£m	£m

Consumables	28	30
Work in progress	46	43
Finished goods	47	34

	121	107

19. Trade and other receivables

	2011	2010
At 31 March	£m	£m

Current
Trade receivables	1,770	1,937
Amounts owed by parent company	32	14
Prepayments	570	549
Accrued income	788	1,010
Other receivables	204	200

	3,364	3,710

	2011	2010
	£m	£m

Non-current
Other assets[a]	286	336

[a]	Other assets mainly represent costs relating to the initial set up, transition or transformation phase of long-term networked IT services contracts. At 31 March 2011 this balance was £249m (2010: £294m). Other assets also include prepayments of £37m (2010: £42m).
Trade receivables are stated after deducting allowances for doubtful debts, as follows:

	2011	2010
	£m	£m

At 1 April	219	246
Expense	112	155
Utilised	(136)	(183)
Exchange differences	(3)	1

At 31 March	192	219

Trade receivables are continuously monitored and allowances applied against trade receivables consist of both specific impairments and collective impairments based on the group’s historical loss experiences for the relevant aged category and taking into account general economic conditions. Historical loss experience allowances are calculated by line of business in order to reflect the specific nature of the customers relevant to that line of business.

66 British Telecommunications plc Annual Report and Form 20-F 2011	Notes to the consolidated financial statements

19. Trade and other receivables continued
Trade receivables are due as follows:

			Past due and not specifically impaired:
		Trade
		receivables
		specifically
		impaired net of	Between 0 and	Between 3 and	Between 6 and
	Not past due	provision	3 months	6 months	12 months	Over 12 months	Total
	£m	£m	£m	£m	£m	£m	£m

2011	967	127	461	93	71	51	1,770
2010	1,257	51	426	98	60	45	1,937

Gross trade receivables which have been specifically impaired amounted to £193m (2010: £130m).
Trade receivables not past due and accrued income are analysed below by line of business. The nature of customers associated with each line of business is disclosed in note 1.

	2011	2010
At 31 March	£m	£m

BT Global Services	674	867
BT Retail	178	228
BT Wholesale	82	127
Openreach	25	27
Other	8	8

Total trade receivables not past due	967	1,257

	2011	2010
At 31 March	£m	£m

BT Global Services	422	633
BT Retail	138	148
BT Wholesale	176	182
Openreach	47	44
Other	5	3

Total accrued income	788	1,010

Given the broad and varied nature of the group’s customer base, the analysis of trade receivables not past due and accrued income by line of business is considered the most appropriate disclosure of credit concentrations. Cash collateral held against trade and other receivables amounted to £29m (2010: £25m).

Notes to the consolidated financial statements	British Telecommunications plc Annual Report and Form 20-F 2011 67

20. Loans and other borrowings

	2011	2010
At 31 March	£m	£m

US Dollar 9.375% bonds December 2010 (2010: 9.125%, minimum 8.125%a)[b]	–	1,951
Euro 7.87% bonds February 2011 (2010: 7.87%, minimum 6.875%a)[b]	–	1,015
US Dollar 5.15% bonds January 2013[b]	537	566
Euro 5.25% bonds January 2013[b]	898	902
Euro 5.25% bonds June 2014[b]	693	696
Euro 6.125% bonds July 2014[a,d]	557	561
Euro 6.5% bonds July 2015[b]	930	935
Sterling 8.75% (2010: 8.5%) bonds December 2016 (minimum 7.5%a)	715	715
Sterling 6.625% bonds June 2017[b]	525	525
US Dollar 5.95% bonds January 2018[b]	695	734
Sterling 8.625% bonds 2020	298	298
Sterling 3.5% indexed linked bonds April 2025	340	325
Sterling 5.75% bonds December 2028[c]	605	602
US Dollar 9.875% (2010: 9.625%) bonds December 2030 (minimum 8.625%a)[b]	1,714	1,811
Sterling 6.375% bonds June 2037[b]	521	521

Total listed bonds	9,028	12,157

Finance leases	294	304

Sterling 6.35% bank loan due August 2012	312	312
Other loans	125	10
Commercial paper[e]	71	–
Bank overdrafts (see note 16)	26	8
Amounts due to parent company[f]	32	53

Total other loans and borrowings	566	383

Total loans and other borrowings	9,888	12,844

[a]	The interest rate payable on these bonds will be subject to adjustment from time to time if either Moody’s or Standard and Poor’s (S&P) reduce the rating ascribed to the group’s senior unsecured debt below A3 in the case of Moody’s or below A- in the case of S&P. In this event, the interest rate payable on the bonds and the spread applicable to the floating rate bonds will be increased by 0.25% for each ratings category adjustment by each rating agency. In addition, if Moody’s or S&P subsequently increase the ratings ascribed to the group’s senior unsecured debt, then the interest rate will be decreased by 0.25% for each rating category upgrade by each rating agency, but in no event will the interest rate be reduced below the minimum interest rate reflected in the above table.

In February 2010, S&P downgraded BT’s credit rating by one ratings category to BBB-. At the next coupon date in the 2011 financial year, the rate payable on these bonds increased by 0.25 percentage points.

[b]	Hedged in a designated cash flow hedge.

[c]	Hedged in a designated fair value hedge.

[d]	The interest rate payable on this bond attracts an additional 1.25% for a downgrade by one credit rating category by either or both Moody’s and S&P below Baa3/BBB- respectively.

[e]	Commercial paper is denominated in Euros of £56m (2010: £nil) and US Dollars of £15m (2010: £nil).

[f]	Amounts due to parent company include loans denominated in Euros of £5m (2010: £4m) and US Dollars of £nil (2010: £1m) and incur floating rates of interest.
The interest rates payable on loans and borrowings disclosed above reflect the coupons on underlying issued loans and borrowings and not the interest rates achieved through applying associated currency and interest rate swaps in hedge arrangements.
     The carrying values disclosed above reflect balances at amortised cost adjusted for accrued interest and current fair value adjustments to the relevant loans or borrowings. This does not reflect the final principal repayment that will arise after taking account of the relevant derivatives in hedging relationships which is reflected in the table below. Apart from finance leases, all borrowings as at 31 March 2011 and 2010 were unsecured.

	2011			2010
	Carrying	Effect of Hedging	Principal Repayment	Carrying	Effect of Hedging	Principal Repayments
	amount	and interest[a]	at hedged rates	amount	and interest[a]	at hedged rates
At 31 March	£m	£m	£m	£m	£m	£m

Repayments fall due as follows:
Within one year, or on demand	490	(267)	223	3,296	(737)	2,559

Between one and two years	1,747	(66)	1,681	18	–	18
Between two and three years	10	–	10	1,763	(313)	1,450
Between three and four years	1,209	(48)	1,161	11	–	11
Between four and five years	901	(94)	807	1,213	(177)	1,036
After five years	5,534	(198)	5,336	6,549	(431)	6,118

Total due for repayment after more than one year	9,401	(406)	8,995	9,554	(921)	8,633

Total repayments	9,891	(673)	9,218	12,850	(1,658)	11,192
Fair value adjustments for hedged risk	(3)			(6)

Total loans and other borrowings	9,888			12,844

[a]	Adjustments for hedging and interest reflect the impact of the currency element of derivatives and adjust the repayments to exclude interest recognised in the carrying amount.

68 British Telecommunications plc Annual Report and Form 20-F 2011	Notes to the consolidated financial statements

20. Loans and other borrowings continued
As noted on page 68, the principal repayments of loans and borrowings at hedged rates amounted to £9,218m (2010: £11,192m). The table below reflects the currency risk and interest cash flow and fair value risk associated with these loans and borrowings after the impact of hedging.

	2011			2010
	Fixed rate	Floating rate		Fixed rate	Floating rate
	Interest	Interest	Total	Interest	Interest	Total
At 31 March	£m	£m	£m	£m	£m	£m

Sterling:	7,954	939	8,893	10,110	861	10,971
Euro	–	288	288	–	188	188
US Dollar	18	2	20	–	4	4
Other	–	17	17	–	29	29

Total	7,972	1,246	9,218	10,110	1,082	11,192

Weighted average fixed interest rate
Sterling	7.4%			8.0%

The floating rate loans and borrowings bear interest rates fixed in advance for periods ranging from one day to one year, primarily by reference to LIBOR and EURIBOR quoted rates.
     Obligations under finance leases at the balance sheet date are analysed as follows:

	2011	2010	2011	2010
			Repayment of outstanding
	Minimum lease payments		lease obligations
At 31 March	£m	£m	£m	£m

Amounts payable under finance leases:
Within one year	19	33	2	16
In the second to fifth years inclusive	128	119	57	48
After five years	513	535	235	240

	660	687	294	304
Less: future finance charges	(366)	(383)	–	–

Total finance lease obligations	294	304	294	304

Assets held under finance leases mainly consist of buildings and network assets. The group’s obligations under finance leases are secured by the lessors’ title to the leased assets.
21. Derivative financial instruments

	2011		2010
	Assets	Liabilities	Assets	Liabilities
At 31 March	£m	£m	£m	£m

Cash flow hedges
Interest rate swaps	–	265	–	361
Cross currency swaps	622	29	1,571	30
Forward foreign exchange rate contracts	4	6	23	4

	626	300	1,594	395

Fair value hedges
Interest rate swaps	4	2	–	6

	4	2	–	6

Derivatives not in a formal hedge relationship
Interest rate swaps	99	267	106	295
Cross currency swaps	–	–	–	1
Forward foreign exchange rate contracts	4	–	–	2

	103	267	106	298

	733	569	1,700	699

For a further description of the group’s derivative financial instruments and hedge designations, see note 29.

Notes to the consolidated financial statements	British Telecommunications plc Annual Report and Form 20-F 2011 69

21. Derivative financial instruments continued
The maturity of derivative financial instruments is shown below:

	2011		2010
	Assets	Liabilities	Assets	Liabilities
At 31 March	£m	£m	£m	£m

Within one year or on demand	108	62	624	166

Current	108	62	624	166

Between one and two years	71	9	–	–
Between two and three years	–	–	221	–
Between three and four years	66	100	–	–
Between four and five years	73	–	222	128
After five years	415	398	643	405

Non-current	625	507	1,076	533

	733	569	1,700	699

22. Trade and other payables

	2011	2010
At 31 March	£m	£m

Current
Trade payables	3,250	3,668
Amounts owed to parent company	90	173
Amounts owed to ultimate parent company	7	10
Other taxation and social security	485	516
Other payables	507	485
Accrued expenses	505	498
Deferred income	1,344	1,343

	6,188	6,693

	2011	2010
At 31 March	£m	£m

Non-current[a]
Other payables	762	734
Deferred income	69	70

	831	804

[a]	Non-current payables mainly relate to operating lease liabilities and deferred gains on a prior period sale and finance leaseback transaction.

70 British Telecommunications plc Annual Report and Form 20-F 2011	Notes to the consolidated financial statements

23. Retirement benefit plans
Background
The group has both defined benefit and defined contribution retirement benefit plans.
     The group’s main plans are in the UK. The BTPS is a defined benefit plan which has been closed to new entrants since 31 March 2001. Subsequent to that date new entrants have been able to join a defined contribution plan, initially the BT Retirement Plan (BTRP) and since 1 April 2009 the BT Retirement Saving Scheme (BTRSS), a contract-based defined contribution arrangement, to which BTRP members were invited to transfer their accumulated assets.
     A defined contribution plan is a pension arrangement under which both the company and participating members pay fixed contributions to an independently administered fund. Pension benefits for members of the plan are linked to contributions paid, the performance of each individual’s chosen investments and the annuity rates at retirement. The income statement charge in respect of defined contribution plans represents the contribution payable by the group based upon a fixed percentage of employees’ pay. The company has no exposure to investment and other experience risks.
     A defined benefit plan is a pension arrangement under which participating members receive a pension benefit at retirement dependent on factors such as age, years of service and pensionable pay. Benefits are determined by the scheme rules and are not dependent upon actual contributions made by the company or members. The plan is administered by an independent trustee who is responsible for ensuring that the plan is sufficiently funded to meet current and future benefit payments and therefore must agree with the sponsoring company a funding plan for additional company contributions where it is estimated that the benefits will not be met from regular contributions and expected investment returns. The company is exposed to investment and other experience risks.
     The membership of the BTPS is shown below:

	2011	2010
At 31 March	Number of members	Number of members

Active members	51,000	55,000
Deferred members	88,500	93,000
Pensioners	188,000	185,000

Total membership	327,500	333,000

Since 1 April 2009, active BTPS members accrue benefits based upon a career average re-valued earnings (CARE) basis and a normal pensionable age of 65. Pensionable service prior to that date entitles scheme members to benefits based upon their final salary and a normal pensionable age of 60. On a CARE basis, rather than being based upon final salary, benefits are built up based upon earnings in each year and the benefit accrued for each year is increased by the lower of inflation or the individual’s actual pay increase in each year to retirement. Under the scheme rules pension benefits are increased in line with inflation (see below for details).
     BT Pension Scheme Trustees Limited (the ‘Trustee’) administers and manages the scheme on behalf of the members in accordance with the terms of the Trust Deed of the scheme and relevant legislation. Under the terms of the Trust Deed of the BTPS, there are nine Trustee directors appointed by the group, five of which appointments are made with the agreement of the relevant trade unions, including the Chairman of the Trustee. Four Trustee directors, other than the Chairman, are appointed by BT on the nomination of the relevant trade unions. Two of the Trustee directors will normally hold senior positions within the group, and two will normally hold (or have held) senior positions in commerce or industry. Subject to there being an appropriately qualified candidate, there should be at least one current pensioner or deferred pensioner of the BTPS as one of the Trustee directors. Trustee directors are appointed for a three-year term, but are then eligible for re-appointment.
     Further details of the governance of the BTPS, its financial position and performance of investments, and a summary of member benefits are available in the BTPS Annual Report published by the Trustee in June each year.
Amounts recognised in the income statement in respect of the group’s pension plans

	2011	2010	2009
Year ended 31 March	£m	£m	£m

Recognised in the income statement before specific items
Current service cost – defined benefit plans	297	206	459
– defined contribution plans	119	98	84

Total operating charge	416	304	543

Specific items (note 9)
Expected return on pension plan assets	(2,244)	(1,932)	(2,621)
Interest expense on pension plan liabilities	2,323	2,211	2,308

Net interest expense (income) included in specific items	79	279	(313)

Total recognised in the income statement	495	583	230

The current service cost that will be recognised in the income statement in 2012 relating to defined benefit plans is estimated to be around £25m lower than in 2011, derived from market conditions at 1 April 2011. The net interest income, within specific items, is estimated to be around £200m in 2012, an improvement of around £280m. Subsequent changes in market conditions during 2012 will be reflected as actuarial gains or losses in the Group statement of comprehensive income.
     £6m (2010: £6m, 2009: £4m) of contributions to defined contribution plans were outstanding at 31 March 2011.

Notes to the consolidated financial statements	British Telecommunications plc Annual Report and Form 20-F 2011 71

23. Retirement benefit plans continued
Defined benefit plans
Balance sheet position in respect of defined benefit plans – IAS 19
The net pension obligation is set out below:

	2011			2010
		Present			Present
		value			value
	Assets	of liabilities	Deficit	Assets	of liabilities	Deficit
At 31 March	£m	£m	£m	£m	£m	£m

BTPS	37,034	(38,715)	(1,681)	35,278	(43,018)	(7,740)
Other plans[a]	188	(337)	(149)	151	(275)	(124)

Retirement benefit obligation	37,222	(39,052)	(1,830)	35,429	(43,293)	(7,864)
Deferred tax asset			460			2,193

Net pension obligation			(1,370)			(5,671)

[a]	Included in the present value of liabilities of other schemes is £70m (2010: £54m) related to unfunded pension arrangements.
Measurement of scheme assets – IAS 19
Plan assets are measured at the bid market value at the balance sheet date.
     The fair values of the assets of the BTPS analysed by asset category and the assumptions for the expected long-term rate of return on assets at 31 March were:

		2011			2010
	Expected				Expected
	long-term				long-term
	rate of return				rate of return
	(per annum)		Asset fair value[b]	Target	(per annum)		Asset fair value[b]	Target
At 31 March	%	£bn	%	%	%	£bn	%	%

UK equities	7.9	3.2	8	9	8.5	3.6	10	11
Non UK equities	7.9	8.2	22	22	8.5	7.5	21	22
Fixed-interest securities	5.0	4.4	12	22	5.0	5.9	17	20
Index-linked securities	4.1	5.9	16	15	4.2	5.8	16	15
Property	7.0	3.9	11	11	7.7	3.8	11	12
Alternative assets[a]	6.7	7.3	20	21	6.9	5.9	17	20
Cash and other	3.6	4.1	11	–	4.2	2.8	8	–

	6.35	37.0	100	100	6.50	35.3	100	100

[a]	Alternative asset classes include commodities, hedge funds, private equity, infrastructure and credit opportunities.

[b]	At 31 March 2011 and 31 March 2010, the scheme’s assets did not include any ordinary shares of the company. However, the scheme held £10m (2010: £52m) of bonds and £7m (2010: £6m) of index-linked bonds issued by the group. The group occupies two (2010: four) properties owned by the BTPS on which an annual rental of £0.1m is payable (2010: £0.2m).
Expected long term return on assets – IAS 19
The expected long-term rate of return on assets does not affect the level of the obligation but does affect the expected return on pension scheme assets reported in the income statement as a specific item.
     The expected returns on fixed-interest and index-linked securities are based on the gross redemption yields at the start of the year which assume that the security is held to maturity. Expected returns on equities, property and alternative asset classes are based on a combination of an estimate of the risk premium above yields on government bonds, consensus economic forecasts of future returns and historical returns.
Asset allocation
The target allocation of assets between different classes of investment is reviewed regularly and is a key factor in the Trustee’s investment policy. The Trustee’s main investment objective is to ensure that over the long-term, and after allowing for all future income, the BTPS will have sufficient liquid resources to meet the cost of benefit payments as they fall due. The targets set reflect the Trustee’s views on the appropriate balance to be struck between seeking returns and incurring risk, and on the extent to which the assets should be distributed to match liabilities. The targets are a long-term aim to be achieved over a period as and when favourable opportunities arise. Current market conditions and trends are continuously assessed and short-term tactical shifts in asset allocation may be made around the long-term target, for example, by using stock index future contracts. The BTPS also uses financial instruments to manage interest rate risk, liquidity risk and foreign currency risk.

72 British Telecommunications plc Annual Report and Form 20-F 2011	Notes to the consolidated financial statements

23. Retirement benefit plans continued
The Trustee reports on investment performance against a target benchmark which is based on the target asset mix and the market returns for each asset class. BTPS performance against the benchmark for the periods to 31 December 2010 was as follows:

	Target	Actual	Over/(under)
	benchmark	BTPS	Performance
Period ending 31 December 2010	return %	return %	return %

1 year	10.7	11.8	1.1
3 years	(0.2)	1.1	1.3
10 years	4.1	5.1	1.0

Further commentary on investment performance is provided in the Report by the Trustee in the BTPS Annual Report.
Measurement of scheme liabilities – IAS 19
The liabilities of the BTPS are measured as the present value of the best estimate of future cash flows to be paid out by the scheme using the projected unit credit method. The present value of scheme liabilities is calculated by estimating future benefit payments, including allowance for benefits to increase with inflation and projected salary levels, and discounting the resulting cash flows.
Principal assumptions used to measure BTPS liabilities
The estimated average duration of BTPS liabilities is 15 years (2010: 15 years) and the benefits payable by the BTPS are expected to be paid over more than 60 years as shown in the following graph:
The expected future benefit payments are based on a number of assumptions including future inflation, retirement ages, benefit options chosen and life expectancy and are therefore inherently uncertain. Sensitivities are set out below. Actual benefit payments in a given year may be higher or lower, for example if members retire sooner or later than assumed, or take more or less cash lump sum at retirement.
     The rate of inflation influences the assumptions for salary and pension increases. In assessing the appropriate assumption for pension increases, management have considered the announcement in July 2010 by the UK Government that the Consumer Prices Index (CPI), rather than the Retail Prices Index (RPI), will be used as the basis for determining the rate of inflation for the statutory minimum rate of revaluation and indexation of occupational pension rights. Under the scheme rules the Government’s decision has the following impact with effect for increases after 1 April 2011:
–	members who commenced employment prior to 1 April 1986 – CPI will be used to revalue preserved pensions of deferred members and for the rate of inflationary increase applied to pensions in payment

–	members who commenced employment on or after 1 April 1986 – CPI will be used to revalue preserved pensions of deferred members and RPI will continue to be used for inflationary increases to pensions in payment.
The Government’s decision does not affect the accrual of benefits for employees while they are active members of the scheme for whom benefits accrue on a CARE basis that is linked to RPI.
     The assumption for RPI has been assessed by reference to yields on long-term fixed interest and index-linked Government bonds and has regard to Bank of England published inflationary expectations. CPI is assessed at a margin below RPI taking into account long-term trends. The impact of using CPI instead of RPI is to reduce BTPS liabilities at 31 March 2011 by £3.5bn. In determining the most appropriate manner by which to reflect the impact of the change on the scheme liabilities, the directors have had regard to the UITF Abstract 48 “Accounting implications of the replacement of the Retail Prices Index with the Consumer Prices Index for retirement benefits” issued by the Urgent Issues Task Force of the UK Accounting Standards Board in December 2010. The Abstract states that, where the obligation is to pay pensions with increases based on a general measure of inflation rather than a measure linked specifically to RPI, a change in the inflation assumption represents an actuarial gain or loss rather than a cost relating to past service of employees. Accordingly, the gain on re-measurement of the liabilities of the BTPS to reflect CPI as the inflation measure is recorded as an actuarial gain in comprehensive income in 2011.

Notes to the consolidated financial statements	British Telecommunications plc Annual Report and Form 20-F 2011 73

23. Retirement benefit plans continued
The key financial assumptions used to measure the liabilities of the BTPS under IAS 19 at 31 March 2011 are as follows:

	Nominal rates (per annum)				Real rates (per annum)
	2011		2010	2009	2011	2010	2009
At 31 March	%		%	%	%	%	%

Rate used to discount liabilities	5.50		5.50	6.85	2.03	1.83	3.84
Inflation – increase in RPI	3.40		3.60	2.90	n/a	n/a	n/a
Inflation – increase in CPI	2.40	[a]	n/a	n/a	n/a	n/a	n/a
Average future increases in wages and salaries	3.40		3.60	2.90	–	–	–

[a]	There is a short-term reduction in CPI of 0.5% for one year.
IAS 19 requires that the discount rate used be determined by reference to market yields at the reporting date on high quality corporate bonds. The currency and term of these should be consistent with the currency and estimated term of the pension obligations. The discount rate has been assessed by reference to the duration of the BTPS’s liabilities and by reference to the published iBoxx index of Sterling corporate bonds of duration greater than 15 years and investment grade AA and above. Allowance is made where the constituent bonds in the published index have been re-rated or new issues made. The nominal rate is used to discount the future expected benefit payments. The real rate is shown as a comparator to inflation.
     The average life expectancy assumptions, after retirement at 60 years of age, are as follows:

	2011	2010
	Number of	Number of
At 31 March	years	years

Male in lower pay bracket	25.3	25.2
Male in higher pay bracket	27.6	27.4
Female	28.2	28.1
Average improvement for a member retiring at age 60 in 10 years’ time	1.1	1.1

The assumptions about life expectancy have regard to information published by the UK actuarial profession’s Continuous Mortality Investigation Bureau. However, due to the size of the membership of the BTPS it is considered appropriate for the life expectancy assumptions adopted to take into account the actual membership experience. Allowance is also made for future improvements in mortality. The BTPS actuary undertakes formal reviews of the membership experience every three years. The IAS 19 life expectancy assumptions reflect the 2008 triennial funding valuation basis.
Sensitivity analysis of the principal assumptions used to measure BTPS liabilities
The assumed discount rate, inflation, salary increases and life expectancy all have a significant effect on the measurement of scheme liabilities. The following table shows the sensitivity of the valuation of the pension liability, and of the income statement charge for 2012, to changes in these assumptions:

			(Decrease)
	Decrease	Decrease	increase in
	(increase) in	(increase) in	net finance
	liability	service cost	income
	£bn	£m	£m

0.25 percentage point increase to:
– discount rate	1.4	15	–
– inflation rate (RPI)	(0.5)	(15)	45
– salary increases	(0.2)	(5)	(15)
Additional one year increase to life expectancy	(1.0)	(5)	(55)
0.1 percentage point increase in expected return on assets	–	–	35

74 British Telecommunications plc Annual Report and Form 20-F 2011	Notes to the consolidated financial statements

23. Retirement benefit plans continued
Movements in defined benefit plan assets and liabilities

	Assets	Liabilities	Deficit
	£m	£m	£m

At 1 April 2009	29,353	(33,326)	(3,973)
Current service cost	–	(206)	(206)
Expected return on pension plan assets[a] (interest expense on pension plan liabilities)	1,932	(2,211)	(279)
Actuarial gain (loss)[a]	5,157	(9,481)	(4,324)
Regular contributions by employer	391	–	391
Deficiency contributions by employer	525	–	525
Contributions by employees	15	(15)	–
Benefits paid	(1,948)	1,948	–
Exchange differences	4	(2)	2

At 1 April 2010	35,429	(43,293)	(7,864)
Current service cost	–	(297)	(297)
Expected return on pension plan assets[a] (interest expense on pension plan liabilities)	2,244	(2,323)	(79)
Actuarial gain[a]	234	4,875	5,109
Regular contributions by employer	283	–	283
Deficiency contributions by employer	1,030	–	1,030
Contributions by employees	15	(15)	–
Benefits paid	(2,011)	2,014	3
Other movements	–	(15)	(15)
Exchange differences	(2)	2	–

At 31 March 2011	37,222	(39,052)	(1,830)

[a]	Actual return on plan assets in the year was £2,478m (2010: £7,089m).
Amounts recognised in the statement of other comprehensive income for actuarial gains or losses arising on defined benefit plans

	2011	2010	2009
Year ended 31 March	£m	£m	£m

Actuarial (losses) gains at 1 April	(4,915)	(591)	6,446

Actuarial gains (losses) for the year:
– arising on plan liabilities	4,875	(9,481)	2,414
– arising on plan assets	234	5,157	(9,451)

Net actuarial gains (losses) recognised for the year in comprehensive income	5,109	(4,324)	(7,037)

Actuarial gains (losses) at 31 March	194	(4,915)	(591)

History of experience gains and losses

	2011	2010	2009	2008	2007
At 31 March	£m	£m	£m	£m	£m

Present value of defined benefit liabilities	(39,052)	(43,293)	(33,326)	(34,669)	(38,779)
Fair value of plan assets	37,222	35,429	29,353	37,448	38,390

Net pension (obligation) asset	(1,830)	(7,864)	(3,973)	2,779	(389)

Actuarial gain (loss) arising from assumptions used to value defined benefit liabilities	4,617	(11,113)	2,652	5,215	226
Actuarial gain (loss) arising from experience adjustments on defined benefit liabilities	258	1,632	(238)	(22)	190

Total actuarial gain (loss) arising on defined benefit liabilities	4,875	(9,481)	2,414	5,193	416

Total actuarial gain or loss arising on defined benefit liabilities as a percentage of the present value of defined benefit liabilities	12.5%	21.8%	7.2%	15.0%	1.1%

Actuarial gain (loss) arising from experience adjustment on plan assets	234	5,157	(9,451)	(2,572)	993
Actuarial gain or loss arising from experience adjustment on plan assets as a percentage of the plan assets	0.6%	14.6%	32.2%	6.9%	2.6%

Actuarial gain (loss) arising from assumptions used to value defined benefit liabilities represents the impact on the liabilities of changes to the assumptions used at the year end compared to the assumptions used at the prior year end. This includes both financial assumptions, which are based on market conditions at the year end, and non-financial assumptions such as life expectancy.
     Actuarial gain (loss) arising from experience adjustments on the defined benefit liabilities represents the impact on the liabilities of differences between actual experience during the year compared to the assumptions made. Such differences might arise, for example, from actual salary increases being different from those assumed, or members choosing different benefit options at retirement.
     Actuarial gain (loss) arising from experience adjustment on plan assets represents the difference between the actual investment performance in the year and expected rate of return on assets assumed at the start of the year.

Notes to the consolidated financial statements	British Telecommunications plc Annual Report and Form 20-F 2011 75

23. Retirement benefit plans continued
BTPS funding valuation and future funding obligations
A triennial valuation is carried out for the independent Trustee by a professionally qualified independent actuary, using the projected unit credit method. The purpose of the valuation is to design a funding plan to ensure that the scheme has sufficient funds available to meet future benefit payments. The funding valuation is based on prudent assumptions and is performed at 31 December as this is the financial year end of the scheme.
     The valuation basis for funding purposes is broadly as follows:
     – assets are valued at market value at the valuation date; and
     – liabilities are measured using a projected unit credit method and discounted to their present value.
The last two triennial valuations were determined using the following long-term assumptions:

	Nominal rates (per annum)		Real rates (per annum)
	2008	2005	2008	2005
	valuation	valuation	valuation	valuation
	%	%	%	%

Discount rate
Pre retirement liabilities	6.76	5.84	3.65	3.06
Post retirement liabilities	5.21	4.54	2.15	1.79
Average long-term increase in retail price index	3.00	2.70	–	–
Average future increases in wages and salaries	3.00	3.47	–	0.75
Average increase in pensions	3.00	2.70	–	–

The results of the two most recent triennial valuations based upon these prudent actuarial assumptions were:

	2008	2005
	Valuation	Valuation
At 31 December	£bn	£bn

BTPS liabilities	(40.2)	(37.8)
Market value of BTPS assets	31.2	34.4

Funding deficit	(9.0)	(3.4)

Percentage of accrued benefits covered by BTPS assets at valuation date	77.6%	90.9%
Percentage of members benefits that the BTPS assets could purchase from an insurance company at the valuation date	57.0%	70.0%

In the three years ended 31 December 2008, the decline in the market value of assets combined with longer life expectancy assumptions significantly increased the funding deficit, although the impact on the liabilities was reduced by the higher discount rate and favourable experience compared to other actuarial assumptions used at 31 December 2005.
     The outcome of the 2008 valuation was announced in February 2010, together with the agreement between BT and the Trustee of the BTPS to a recovery plan to make good the £9.0bn funding deficit over 17 years. The agreement also determined that the ordinary contributions rate required to meet the benefits of current employed members for service after the valuation date reduce to 13.6% of pensionable salaries (including employee contributions) from 19.5%, reflecting the implementation of benefit changes with effect from 1 April 2009.
     The group made the first two payments of £525m each in December 2009 and 2010, respectively, under the 17-year recovery plan and in March 2011 paid £505m representing the actuarial value of the £525m payment due to have been made in December 2011. The remaining payments are scheduled to be paid as follows:

Year ended 31 December	£m

2011	–
2012	583
2013-25	Increasing at 3% pa

Under the terms of the Trust Deed that governs the BTPS, the group is required to have a funding plan that should address the deficit over a maximum period of 20 years.
Other features of the February 2010 legal agreements with the Trustee for BT providing support to the scheme are:
–	in the event that cumulative shareholder distributions exceed cumulative total pension contributions over the three year period to 31 December 2011, then BT will make additional matching contributions to the scheme.

–	in the event that BT generates net cash proceeds greater than £1bn from disposals and acquisitions in any 12-month period to 31 December 2011 then BT will make additional contributions to the scheme equal to one third of those net cash proceeds.

–	a negative pledge that provides comfort to the scheme that future creditors will not be granted superior security to the scheme in excess of a £1.5bn threshold.
Since the valuation date the scheme’s assets have increased by £5.8bn and the Trustee’s initial estimate is that if the funding valuation was performed using the same methodology at 31 December 2010 the deficit would have been around £3.2bn on this prudent valuation basis, after allowing for the £0.5bn deficit payment made in March 2011.
     The Pensions Regulator’s review of the 2008 BTPS funding valuation and recovery plan is now on hold and is not expected to recommence until the outcome of final Court decision, including any potential appeals, is known on the Crown Guarantee. We do not expect this to be before the completion of the next triennial funding valuation as at 31 December 2011. As is usual, BT and the Trustee will engage with the Pensions Regulator regarding the 2011 valuation.

76 British Telecommunications plc Annual Report and Form 20-F 2011	Notes to the consolidated financial statements

23. Retirement benefit plans continued
Payments made to the BTPS

	2011	2010
Year ended 31 March	£m	£m

Ordinary contributions	266	384
Deficit contributions	1,030	525

Total contributions in the year	1,296	909

The group expects to contribute approximately £135m to the BTPS in 2012, being ordinary contributions only, as the deficit payment due in December 2011 was paid early in March 2011. The expected payments are reduced by £110m to recover overpayments of ordinary contributions paid in 2010 before the reduced rate of regular contributions was announced in February 2010.
Other protection of BTPS member benefits
If the group were to become insolvent, there are additional protections available to members:
–	the Crown Guarantee which was granted when the group was privatised in 1984 and which applies upon the winding up of the group. The scope and extent of the Crown Guarantee is being clarified by the Trustee through the courts. The decision of the High Court issued in October 2010 was that cover by the Crown Guarantee is not limited to those who were members of the scheme at the date of privatisation and that members who joined after privatisation are also capable of being covered, The Court confirmed that any payments to be made by the Government must be measured on an annuity basis. It was decided that the Crown Guarantee does not cover the benefits of members accrued while in service with companies that participate in the BTPS other than BT if the member concerned had not previously been employed by BT. The judgment was the first stage in the case and leaves further issues to be considered at future hearings and/or appeals. Until these issues are finally resolved it is not possible to say with complete precision what the scope of the Crown Guarantee is.

–	the Pension Protection Fund (PPF) may take over the scheme and pay benefits to members not covered by the Crown Guarantee. There are limits on the amounts paid by the PPF and this would not give exactly the same benefits as those provided by the scheme.
24. Deferred taxation

			Share-
	Excess capital	Retirement benefit	based
	allowances	obligations [a]	payments	Other	Total
	£m	£m	£m	£m	£m

At 1 April 2009	1,811	(1,103)	(7)	(99)	602
(Credit) expense recognised in the income statement	(115)	118	(15)	2	(10)
(Credit) expense recognised in other comprehensive income	–	(1,211)	–	(120)	(1,331)
(Credit) expense recognised in equity	–	–	(19)	–	(19)
Transfer from current tax	–	–	–	18	18

At 31 March 2010	1,696	(2,196)	(41)	(199)	(740)

Deferred tax asset	–	(2,196)	–	–	(2,196)
Deferred tax liability	1,696	–	(41)	(199)	1,456

At 1 April 2010	1,696	(2,196)	(41)	(199)	(740)
(Credit) expense recognised in the income statement	(315)	201	(17)	111	(20)
(Credit) expense recognised in other comprehensive income	–	1,534	–	12	1,546
(Credit) expense recognised in equity	–	–	(91)	–	(91)
Transfer from current tax	56	–	–	–	56

At 31 March 2011	1,437	(461)	(149)	(76)	751

Deferred tax asset	–	(461)	–	–	(461)
Deferred tax liability	1,437	–	(149)	(76)	1,212

At 31 March 2011	1,437	(461)	(149)	(76)	751

[a]	Includes a deferred tax asset of £1m (2010: £3m) arising on contributions payable to defined contribution schemes.
At 31 March 2011, all of the deferred tax asset of £461m (2010: £2,196m) is expected to be recovered after more than one year. At 31 March 2011, all of the deferred tax liability of £1,212m (2010: £1,456m) is expected to be settled after more than one year.
     The rate of UK corporation tax changed from 28% to 26% on 1 April 2011. As deferred tax assets and liabilities are measured at the rates that are expected to apply in the periods of the reversal, deferred tax balances at 31 March 2011 have been calculated using a rate of 26%. The impact of the change of rate decreased deferred tax assets by £35m and deferred tax liabilities by £91m totalling a reduction in net liabilities of £56m. This reduction has been recognised as a deferred tax credit of £172m in the income statement (note 11) and a deferred tax expense of £116m in other comprehensive income.
     The UK Government has also indicated that it intends to enact future reductions in the main rate of UK corporation tax to 23% by 1 April 2014. The future corporation tax reductions of 1% are expected to have a similar impact on the group’s financial statements, as outlined above, however the actual impact will depend on the group’s deferred tax position at that time.

Notes to the consolidated financial statements	British Telecommunications plc Annual Report and Form 20-F 2011 77

24. Deferred taxation continued
At 31 March 2011, the group had operating losses, capital losses and other temporary differences carried forward in respect of which no deferred tax assets were recognised amounting to £23.5bn (2010: £29.5bn). The group’s capital losses and other temporary differences have no expiry date restrictions. The expiry date of operating losses carried forward is dependent upon the tax law of the various territories in which the losses arose. A summary of expiry dates for losses in respect of which restrictions apply is set out below:

	2011
At 31 March	£m	Expiry of losses

Restricted losses:
Americas	254	2012-31
Europe	1,492	2012-26
Asia	14	2012-16

Total restricted losses	1,760

Unrestricted losses:
Operating losses	3,440	No expiry
Capital losses	17,771	No expiry

Total unrestricted losses	21,211

Other temporary differences	536

Total	23,507

At 31 March 2011, the undistributed earnings of overseas subsidiaries was £5.3bn (2010: £5.5bn). No deferred tax liabilities have been recognised in respect of these unremitted earnings because the group is in a position to control the timing of the reversal of the temporary differences and it is probable that such differences will not reverse in the foreseeable future. Temporary differences arising in connection with interests in associates and joint ventures for which deferred tax liabilities have not been recognised are insignificant.
25. Provisions

	BT Global
	Services restructuring [a]	Property [b]	Other [c]	Total
	£m	£m	£m	£m

At 1 April 2009	303	172	245	720
Income statement expense[d]	10	131	204	345
Unwind of discount	–	4	–	4
Utilised or released	(139)	(35)	(98)	(272)
Transfers	16	–	31	47
Exchange differences	(3)	–	–	(3)

At 1 April 2010	187	272	382	841
Income statement expense[d]	76	131	190	397
Unwind of discount	–	3	–	3
Utilised or released	(103)	(88)	(76)	(267)
Transfers	–	–	(15)	(15)
Exchange differences	(1)	–	(2)	(3)

At 31 March 2011	159	318	479	956

	2011	2010
At 31 March	£m	£m

Analysed as:
Current	149	134
Non-current	807	707

	956	841

[a]	Amounts provided in relation to the BT Global Services restructuring programme and the contract and financial reviews in 2009. These are being utilised as the obligations are settled.

[b]	Property provisions mainly comprise onerous lease provisions arising from the rationalisation of the group’s property portfolio. The provisions will be utilised over the remaining lease periods, which range from one to 21 years. Financial liabilities comprise £280m (2010: £255m) of this balance.

[c]	Other provisions include amounts provided for legal or constructive obligations arising from insurance claims, litigation and regulatory risk, which will be utilised as the obligations are settled.

[d]	Includes specific items of £88m (2010: £121m) for property rationalisation costs and £24m (2010: £10m) relating to the BT Global Services restructuring programme.

78 British Telecommunications plc Annual Report and Form 20-F 2011	Notes to the consolidated financial statements

26. Non-controlling interests

	2011	2010
	£m	£m

At 1 April	24	27
Share of profits	2	1
Disposals	–	(4)

At 31 March	26	24

27. Share capital

	Share capital	[a]	Share premium	[b]
	£m		£m

1 April 2010 and 31 March 2011	2,172		8,000

[a]	The allotted, called up and fully paid ordinary share capital of the company at 31 March 2011 and 31 March 2010 was £2,172m, representing 8,689,755,905 ordinary shares.

[b]	The share premium account, representing the premium on allotment of shares, is not available for distribution.
28. Other reserves

				Merger		Total
	Cash flow	Available-for-	Translation	and other		other
	reserve [a]	sale reserve [b]	reserve [c]	reserves	[d]	reserves
	£m	£m	£m	£m		£m

At 1 April 2008	157	(4)	61	858		1,072
Exchange differences	–	–	600	–		600
Net fair value gain on cash flow hedges	2,719	–	–	–		2,719
Recognised in income and expense	(2,144)	3	–	–		(2,141)
Reclassified and reported in non-current assets	(5)	–	–	–		(5)
Fair value movements on available-for-sale assets	–	(7)	–	–		(7)
Tax recognised in other comprehensive income	(164)	–	–	–		(164)

At 1 April 2009	563	(8)	661	858		2,074
Exchange differences	–	–	(112)	–		(112)
Net fair value loss on cash flow hedges	(1,067)	–	–	–		(1,067)
Recognised in income and expense	496	–	–	–		496
Reclassified and reported in non-current assets	(4)	–	–	–		(4)
Fair value movements on available-for-sale assets	–	11	–	–		11
Tax recognised in other comprehensive income	159	–	(45)	–		114

At 1 April 2010	147	3	504	858		1,512
Exchange differences	–	–	(142)	–		(142)
Net fair value loss on cash flow hedges	(347)	–	–	–		(347)
Recognised in income and expense	333	1	–	–		334
Fair value movements on available-for-sale assets	–	20	–	–		20
Tax recognised in other comprehensive income	(5)	–	42	–		37

At 31 March 2011	128	24	404	858		1,414

[a]	The cash flow reserve is used to record the effective portion of the cumulative net change in the fair value of cash flow hedging instruments related to hedged transactions that have not yet occurred.

[b]	The available-for-sale reserve is used to record the cumulative fair value gains and losses on available-for-sale financial assets. The cumulative gains and losses are recycled to the income statement on disposal of the assets.

[c]	The translation reserve is used to record cumulative translation differences on the assets and liabilities of foreign operations. The cumulative translation differences are recycled to the income statement on disposal of the foreign operation.

[d]	The merger reserve arose on the group reorganisation that occurred in November 2001 and represented the difference between the nominal value of shares in the new ultimate parent company, BT Group plc, and the aggregate of the share capital, share premium account and capital redemption reserve of the prior ultimate parent company, British Telecommunications plc.

Notes to the consolidated financial statements	British Telecommunications plc Annual Report and Form 20-F 2011 79

29. Financial instruments and risk management
The group issues or holds financial instruments mainly to finance its operations; to finance corporate transactions such as dividends and acquisitions; for the temporary investment of short-term funds; and to manage the currency and interest rate risks arising from its operations and from its sources of finance. In addition, various financial instruments, for example trade receivables and trade payables, arise directly from the group’s operations.
Financial instruments by category
The accounting classification of each class of the group’s financial assets and liabilities is set out in the tables below.
Financial assets

						Amounts owed
			Fair value	Derivatives		by parent and
		Loans and	through profit	used for		ultimate
		receivables	and loss	hedging	Available-for-sale	parent company	Total
31 March 2011	Notes	£m	£m	£m	£m	£m	£m

Investments	15	7	11	–	81	19,240	19,339
Derivative financial instruments	21	–	103	630	–	–	733
Trade and other receivables[a]	19	2,558	–	–	–	32	2,590
Cash and cash equivalents	16	354	–	–	–	–	354

Total financial assets		2,919	114	630	81	19,272	23,016

						Amounts owed
			Fair value	Derivatives		by parent and
		Loans and	through profit	used for		ultimate
		receivables	and loss	hedging	Available-for-sale	parent company	Total
At 31 March 2010	Notes	£m	£m	£m	£m	£m	£m

Investments	15	180	–	–	303	18,650	19,133
Derivative financial instruments	21	–	106	1,594	–	–	1,700
Trade and other receivables[a]	19	2,947	–	–	–	14	2,961
Cash and cash equivalents	16	1,441	–	–	–	–	1,441

Total financial assets		4,568	106	1,594	303	18,664	25,235

Financial liabilities

						Amounts owed
			Fair value	Derivatives		to parent and
			through profit	used for	At amortised	ultimate
			and loss	hedging	cost	parent company	Total
At 31 March 2011		Notes	£m	£m	£m	£m	£m

Loans and other borrowings		20	–	–	9,856	32	9,888
Derivative financial instruments		21	267	302	–	–	569
Trade and other payables[b]		22	–	–	4,262	97	4,359
Provisions[c]		25	–	–	280	–	280

Total financial liabilities			267	302	14,398	129	15,096

						Amounts owed
			Fair value	Derivatives		to parent and
			through profit	used for	At amortised	ultimate
			and loss	hedging	cost	parent company	Total
At 31 March 2010		Notes	£m	£m	£m	£m	£m

Loans and other borrowings		20	–	–	12,791	53	12,844
Derivative financial instruments		21	298	401	–	–	699
Trade and other payables[b]		22	–	–	4,651	183	4,834
Provisions[c]		25	–	–	255	–	255

Total financial liabilities			298	401	17,697	236	18,632

[a]	Excludes prepayments of £570m (2010: £549m), other receivables of £204m (2010: £200m) and other non-current assets of £286m (2010: £336m).

[b]	Excludes other taxation and social security of £485m (2010: £516m), deferred income £1,344m (2010: £1,343m) and other non-current payables of £831m (2010: £734m).

[c]	Excludes provision of £676m (2010: £586m).
Financial risk management
The group’s activities expose it to a variety of financial risks: market risk (including interest rate risk and foreign exchange risk); credit risk and liquidity risk.
Funding and exposure management
The group finances its operations primarily by a mixture of issued share capital, retained profits and long-term and short-term borrowing. The group borrows in the major long-term bond markets in major currencies and typically, but not exclusively, these markets provide the most cost effective means of long-term borrowing. The group uses derivative financial instruments primarily to manage its exposure to changes in interest and foreign exchange rates against these borrowings. The derivatives used for this purpose are principally interest rate swaps, cross currency swaps and forward currency contracts. The group also uses forward currency contracts to hedge some of its currency exposures arising from funding its overseas operations, acquisitions, overseas assets, liabilities and forward purchase commitments. The group does not hold or issue derivative financial instruments for trading purposes. All transactions in derivative financial instruments are undertaken to manage the risks arising from underlying business activities.

80 British Telecommunications plc Annual Report and Form 20-F 2011	Notes to the consolidated financial statements

29. Financial instruments and risk management continued
Treasury operations
The group has a centralised treasury operation whose primary role is to manage liquidity, funding, investments and counterparty credit risk arising from transactions with financial institutions. This treasury operation also manages the group’s market exposures, including risks from volatility in currency and interest rates. The treasury operation acts as a central bank to group entities providing central deposit taking, funding and foreign exchange management services. Funding and deposit taking is usually provided in the functional currency of the relevant entity. The treasury operation is not a profit centre and its objective is to manage financial risk at optimum cost.
Treasury policy
The BT Group plc Board sets the policy for the group’s treasury operation. Group treasury activities are subject to a set of controls commensurate with the magnitude of the borrowing and investments and group-wide exposures. The BT Group plc Board has delegated its authority to operate these polices to a series of panels that are responsible for the management of key treasury risks and operations. Appointment to and removal from the key panels requires approval from two of the Chairman, the Chief Executive or the Group Finance Director of the BT Group plc Board.
     The financial risk management of exposures arising from trading related financial instruments, primarily trade receivables and trade payables, is through a series of policies and procedures set at a group and line of business level. Line of business management apply these policies and procedures and perform review processes to assess and manage financial risk exposures arising from these financial instruments.
     There has been no change in the nature of the group’s risk profile between 31 March 2011 and the date of approval of these financial statements.
Interest rate risk management
Management policy
The group has interest bearing financial assets and financial liabilities which may expose the group to either cash flow or fair value volatility. The Board’s policy, as prescribed by the BT Group plc Board, is to ensure that at least 70% of BT Group plc’s consolidated net debt is at fixed rates. Short-term interest rate management is delegated to the treasury operation while long-term interest rate management decisions require further approval from the BT Group plc Group Finance Director, Director Treasury, Tax and Risk Management or the Treasurer who have been delegated such authority by the BT Group plc Board.
Hedging strategy
In order to manage the group’s interest rate mix profile, the group has entered into cross currency and interest rate swap agreements with commercial banks and other institutions to vary the amounts and periods for which interest rates on borrowings are fixed. The duration of the swap agreements matches the duration of the debt instruments. The majority of the group’s long-term borrowings have been, and are, subject to fixed Sterling interest rates after applying the impact of these hedging instruments. Outstanding cross currency and interest rate swaps at 31 March 2011 are detailed in the Hedging activities and Other derivatives section below.
     The group’s fixed to floating interest rate profile, after hedging, on gross borrowings was:

	2011			2010
	Fixed rate	Floating rate		Fixed rate	Floating rate
	interest	interest	Total	interest	interest	Total
At 31 March	£m	£m	£m	£m	£m	£m

Total borrowings[a]	7,972	1,246	9,218	10,110	1,082	11,192

Ratio of fixed to floating	86%	14%	100%	90%	10%	100%

[a]	See note 20.
Sensitivities
Interest rates
The group is exposed to volatility in the income statement and shareholders’ equity arising from changes in interest rates. To demonstrate this volatility, management have concluded that a 100 basis point increase in interest rates and parallel shift in yield curves across Sterling, US Dollar and Euro currencies is a reasonable benchmark for performing a sensitivity analysis.
     After the impact of hedging, the group’s main exposure to interest rate volatility in the income statement arises from fair value movements on derivatives that are not in hedging relationships and on variable rate borrowing and investments which are largely influenced by Sterling interest rates. With all other factors remaining constant and based on the composition of balance sheet financial assets and financial liabilities at 31 March 2011, a 100 basis point increase in Sterling interest rates would decrease the group’s annual net finance expense by approximately £184m (2010: £194m).
     The group’s main exposure to interest rate volatility within shareholders’ equity arises from fair value movements on derivatives held in the cash flow reserve. The derivatives have an underlying interest rate exposure to Sterling, Euro and US Dollar rates. With all other factors remaining constant and based on the composition of derivatives included in the cash flow reserve at the balance sheet date, a 100 basis point increase in interest rates in each of the currencies would impact equity, before tax, as detailed below:

	2011	2010
	£m	£m
At 31 March	Reduce (Increase)	Reduce (Increase)

Sterling interest rates	426	496
US Dollar interest rates	(355)	(392)
Euro interest rates	(94)	(134)

A 100 basis points decrease in interest rates would have broadly the same impact in the opposite direction.

Notes to the consolidated financial statements	British Telecommunications plc Annual Report and Form 20-F 2011 81

29. Financial instruments and risk management continued
Credit ratings
The group’s 2030 and 2016 bonds contain a covenant such that if the BT Group plc group’s credit rating were downgraded below A3 in the case of Moody’s or below A– in the case of Standard & Poor’s (S&P), additional interest would accrue from the next coupon period at a rate of 0.25 percentage points for each ratings category adjustment by each agency. Based on the total debt outstanding of £2.4bn at 31 March 2011, the group’s finance expense would increase/decrease by approximately £12m a year if BT Group plc group’s credit rating were to be downgraded/upgraded respectively, by one credit rating category by both agencies from the current ratings.
     The group’s €600m 2014 bond attracts an additional 1.25 percentage points for a downgrade by one credit rating by either or both Moody’s and S&P below Baa3/BBB–, respectively. This would result in an additional finance expense of approximately £7m a year. As at 31 March the group’s credit ratings were as detailed below:

	2011		2010
At 31 March	Rating	Outlook	Rating	Outlook

Rating Agency
Standard & Poor’s	BBB-	Positive	BBB-	Stable

Moody’s	Baa2	Stable	Baa2	Negative

Foreign exchange risk management
Management policy
The purpose of the group’s foreign currency hedging activities is to protect the group from the risk that the eventual net inflows and net outflows will be adversely affected by changes in exchange rates. The BT Group plc Board’s policy for foreign exchange risk management defined the type of transactions which should normally be covered, including significant operational, funding and currency interest exposures, and the period over which cover should extend for the different types of transactions. Short-term foreign exchange management is delegated to the treasury operation whilst long-term foreign exchange management decisions require further approval from the BT Group plc Group Finance Director, Director Treasury, Tax and Risk Management or the Treasurer who have been delegated such authority by the BT Group plc Board. The policy delegates authority to the Director Treasury, Tax and Risk Management to take positions of up to £100m and for the Group Finance Director to take positions of up to £1bn.
Hedging strategy
A significant proportion of the group’s current revenue is invoiced in Sterling, and a significant element of its operations and costs arise within the UK. The group’s overseas operations generally trade and are funded in their functional currency which limits their exposure to foreign exchange volatility. The group’s foreign currency borrowing comprised:

	2011	2010
At 31 March	£m	£m

Euro	3,366	4,298
US Dollar	2,966	5,066
Other	17	29

	6,349	9,393

These borrowings are used to finance the group’s operations and have been predominantly swapped into Sterling using cross currency swaps. The currency profile of these borrowings after the impact of hedging is disclosed in note 20.
     The group also enters into forward currency contracts to hedge foreign currency investments, interest expense, capital purchases and purchase and sale commitments on a selective basis. The commitments hedged are principally denominated in US Dollar, Euro and Asia Pacific region currencies. As a result, the group’s exposure to foreign currency arises mainly on its non UK subsidiary investments and on residual currency trading flows.
Sensitivities
After hedging, with all other factors remaining constant and based on the composition of assets and liabilities at the balance sheet date, the group’s exposure to foreign exchange volatility in the income statement from a 10% strengthening/weakening in Sterling against other currencies would result in a credit/charge respectively of approximately £5m (2010: approximately £26m).
     The group’s main exposure to foreign exchange volatility within shareholders’ equity (excluding translation exposures) arises from fair value movements on derivatives held in the cash flow reserve. The majority of foreign exchange fluctuations in the cash flow reserve are recycled immediately to the income statement to match the hedged item and therefore the group’s exposure to foreign exchange fluctuations in equity would be insignificant in both 2011 and 2010.
     Outstanding cross currency swaps at 31 March 2011 are detailed in the Hedging activities and Other derivatives sections below.

82 British Telecommunications plc Annual Report and Form 20-F 2011	Notes to the consolidated financial statements

29. Financial instruments and risk management continued
Credit risk management
Treasury management policy
The group’s exposure to credit risk arises from financial assets transacted by the treasury operation (primarily derivatives, investments, cash and cash equivalents) and from its trading related receivables. For treasury related balances, the BT Group plc Board’s defined policy, restricts exposure to any one counterparty by setting credit limits based on the credit quality as defined by Moody’s and S&P and by defining the types of financial instruments which may be transacted. The minimum credit ratings permitted with counterparties are A3/A– for long-term and P1/A1 for short-term investments.
     The treasury operation continuously reviews the limits applied to counterparties and will adjust the limit according to the nature and credit standing of the counterparty up to the maximum allowable limit set by the BT Group plc Board. Where multiple transactions are undertaken with a single counterparty, or group of related counterparties, the group may enter into netting arrangements to reduce the group’s exposure to credit risk by making use of standard International Swaps and Derivative Association (ISDA) documentation. The group also seeks collateral or other security where it is considered necessary. The treasury operation regularly reviews the credit limits applied when investing with counterparties in response to market conditions and continues to monitor their credit quality and actively manage any exposures which arise.
Exposures
The maximum credit risk exposure of the group’s financial assets at the balance sheet date are as follows:

		2011	2010
At 31 March	Notes	£m	£m

Derivative financial assets	21	733	1,700
Investments	15	19,339	19,133
Trade and other receivables[a]	19	2,590	2,961
Cash and cash equivalents	16	354	1,441

Total		23,016	25,235

[a]	The carrying amount excludes £286m (2010: £336m) of non-current trade and other receivables which relate to non financial assets, and £774m (2010: £749m) of repayments and other receivables.
The credit quality and credit concentration of cash equivalents, current asset investments (excluding amounts owed by parent and ultimate parent companies) and derivative financial assets are detailed in the tables below. Where the opinion of the Moody’s and S&P differ, the lower rating is used.

	Moody’s/S&P credit rating of counterparty
At 31 March 2011	Aaa/AAA	Aa2/AA	Aa3/AA–	A1/A+	A2/A	A3/A–	Total

Cash equivalents	–	18	159	32	1	–	210
Current asset investments[a]	–	–	–	7	12	–	19
Derivative financial assets	–	52	115	378	188	–	733

	–	70	274	417	201	–	962

	Moody’s/S&P credit rating of counterparty
At 31 March 2010	Aaa/AAA	Aa2/AA	Aa3/AA–	A1/A+	A2/A	A3/A–	Total

Cash equivalents	100	609	202	341	3	–	1,255
Current asset investments[a]	258	–	35	105	8	–	406
Derivative financial assets	–	89	480	708	318	105	1,700

	358	698	717	1,154	329	105	3,361

[a]	Current asset investments excluding amounts owed by parent and ultimate parent companies.
The concentration of credit risk for trading balances of the group is provided in note 19, which analyses outstanding balances by line of business and reflects the nature of customers in each line of business.
     The derivative financial assets were held with 14 counterparties at 31 March 2011 (2010: 18 counterparties). After applying the legal right of set-off under the group’s ISDA documentation, the group had a net exposure to derivative counterparties of £549m (2010: £1,303m). Of this, 94% (2010: 85%) was with six counterparties (2010: six).
     The group has credit support agreements with certain swap counterparties whereby on a weekly basis the fair value position on nominal £800m of a long dated cross-currency swaps and interest rate swaps is collateralised. As at 31 March 2011, the group had paid cash collateral of £14m (2010: £nil) in respect of fair value losses and had received cash collateral of £104m (2010: £nil) in respect of fair value gains. The collateral paid and received is recognised within cash and cash equivalents, and loans and borrowings, respectively.

Notes to the consolidated financial statements	British Telecommunications plc Annual Report and Form 20-F 2011 83

29. Financial instruments and risk management continued
The majority of the group’s derivatives are in designated cash flow hedges. With all other factors remaining constant and based on the composition of net derivative financial assets at 31 March 2011, a 100 basis point shift in yield curves across each of the ratings categories within which these derivative financial assets are classified would change their carrying values and impact equity, before tax, as follows:

	Impact of 100 basis	Impact of 100 basis
	point increase	point decrease
At 31 March 2011	£m	£m

Moody’s/S&P credit rating
Aa2/AA	(4)	5
Aa3/AA-	(15)	20
A1/A+	(75)	88
A2/A	(101)	120

	(195)	233

The group also has credit exposure arising on amounts owed by its parent and ultimate parent companies, with the majority of this balance being owed by the parent company. The related party disclosures detailed in note 5 provide details of how this loan has arisen. The loan owed by the parent company is primarily supported by the parent company’s investment in British Telecommunications plc.
Operational management policy
The group’s credit policy for trading related financial assets is applied and managed by each of the lines of business to ensure compliance. The policy requires that the creditworthiness and financial strength of customers is assessed at inception and on an ongoing basis. Payment terms are set in accordance with industry standards. The group will also enhance credit protection, when appropriate, taking into consideration the group’s exposure to the customer, by applying processes which include netting and offsetting, and requesting securities such as deposits, guarantees and letters of credit. The group takes proactive steps including constantly reviewing credit ratings of relationship banks to minimise the impact of adverse market conditions on trading related financial assets.
Capital risk management
The objective of BT Group plc’s capital management policy is to reduce debt over time whilst investing in the business, supporting the pension scheme and paying progressive dividends. In order to meet this objective, BT Group plc may issue or repay debt, issue new shares, repurchase shares, or adjust the amount of dividends paid to shareholders. BT Group plc manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the group. The BT Group plc Board regularly reviews the capital structure. No changes were made to the group’s objectives and processes during 2011 and 2010.
     The BT Group plc group’s capital structure consists of net debt and shareholders’ equity. The following analysis summarises the components which are managed as capital by BT Group plc:

	2011	2010
At 31 March	£m	£m

BT Group plc consolidated net debt	8,816	9,283
Ultimate parent shareholders’ equity (deficit)	1,925	(2,650)

	10,741	6,633

Liquidity risk management
Management policy
The group ensures its liquidity is maintained by entering into short, medium and long-term financial instruments to support operational and other funding requirements. The group determines its liquidity requirements by the use of both short and long-term cash forecasts. These forecasts are supplemented by financial headroom analysis which is used to assess funding adequacy for at least a 12 month period. On at least an annual basis the BT Group plc Board reviews and approves the maximum long-term funding of the group and on an ongoing basis considers any related matters. Short and medium-term requirements are regularly reviewed and managed by the treasury operation within the parameters of the policies set by the BT Group plc Board.
     During 2011 and 2010 the group issued commercial paper and held cash, cash equivalents and current investments in order to manage short-term liquidity requirements. In March 2011 the group signed a committed borrowing facility of £1.5bn, available for the period to March 2016. The committed facility replaces the £1.5bn January 2013 and £650m May 2012 facilities.
     Refinancing risk is managed by limiting the amount of borrowing that matures within any specified period and having appropriate strategies in place to manage refinancing needs as they arise. In December 2010, the group’s US Dollar 9.375% bond matured with a principal of US$2.88bn (£1.74bn at swapped rates) and in February 2011, a Euro 7.87% bond matured with a principal of €1.12bn (£0.76bn at swapped rates). Both bond maturities were financed through existing cash equivalents and investments which had been built up in anticipation of these maturities. The maturity profile of the group’s term debt at 31 March 2011 is disclosed in note 20. The group has no term debt maturities until the 2013 financial year.

84 British Telecommunications plc Annual Report and Form 20-F 2011	Notes to the consolidated financial statements

29. Financial instruments and risk management continued
Maturity analysis
The group’s remaining contractually agreed cash flows, including interest, associated with non-derivative and derivative financial liabilities on an undiscounted basis, which therefore differs from both the carrying value and fair value, is as follows:

	Due within	Due between	Due between	Due between	Due between	Due after
At 31 March 2011 – Outflow (inflow)[a]	1 year	1 and 2 years	2 and 3 years	3 and 4 years	4 and 5 years	5 years	Total
	£m	£m	£m	£m	£m	£m	£m

Non-derivative financial liabilities
Loans and other borrowings	226	1,747	10	1,209	901	5,534	9,627
Interest payments on loans and other borrowings	639	639	548	548	482	4,358	7,214
Trade and other payables	4,359	–	–	–	–	–	4,359
Provisions	57	38	38	18	16	223	390
Derivative financial liabilities
(analysed by earliest payment date)[b]
Net settled	132	553	234	276	63	(120)	1,138
Gross settled – outflow	919	411	4	4	103	–	1,441
Gross settled – inflow	(882)	(397)	(4)	(4)	(101)	–	(1,388)

	5,450	2,991	830	2,051	1,464	9,995	22,781

Derivative financial liabilities
(analysed based on holding instrument to maturity)
Net settled	62	62	62	62	62	828	1,138
Gross settled – outflow	397	427	20	20	20	557	1,441
Gross settled – inflow	(388)	(413)	(20)	(20)	(20)	(527)	(1,388)

	71	76	62	62	62	858	1,191

	Due within	Due between	Due between	Due between	Due between	Due after
At 31 March 2010 – Outflow (inflow)[a]	1 year	1 and 2 years	2 and 3 years	3 and 4 years	4 and 5 years	5 years	Total
	£m	£m	£m	£m	£m	£m	£m

Non-derivative financial liabilities
Loans and other borrowings	2,964	18	1,763	11	1,213	6,575	12,544
Interest payments on loans and other borrowings	833	581	581	484	484	4,016	6,979
Trade and other payables	4,834	–	–	–	–	–	4,834
Provisions	61	37	30	26	45	143	342
Derivative financial liabilities
(analysed by earliest payment date)[b]
Net settled	450	78	185	65	(215)	745	1,308
Gross settled – outflow	1,081	–	–	–	–	–	1,081
Gross settled – inflow	(1,074)	–	–	–	–	–	(1,074)

	9,149	714	2,559	586	1,527	11,479	26,014

Derivative financial liabilities
(analysed based on holding instrument to maturity)
Net settled	193	92	93	92	93	745	1,308
Gross settled – outflow	424	20	20	20	20	577	1,081
Gross settled – inflow	(413)	(21)	(21)	(21)	(21)	(577)	(1,074)

	204	91	92	91	92	745	1,315

[a]	Foreign currency related cash flows were translated at closing rates as at the relevant reporting date. Future variable interest rate cash flows were calculated using the most recent rate applied at the relevant balance sheet date.

[b]	Certain derivative financial instruments contain break clauses, whereby either the group or bank counterparty can terminate the swap on certain dates and the mark to market position is settled in cash.

Notes to the consolidated financial statements	British Telecommunications plc Annual Report and Form 20-F 2011 85

29. Financial instruments and risk management continued
Price risk
The group has limited exposure to price risk.
Hedging activities
Our hedging policies use derivative financial instruments to manage financial risk. Derivatives that are held as hedging instruments are formally designated as hedges as defined in IAS 39. Derivatives may qualify as hedges for accounting purposes if they meet the criteria for designation as fair value hedges or cash flow hedges in accordance with IAS 39.
Fair value hedges
Fair value hedges principally consist of interest rate and cross-currency swaps that are used to protect against changes in the fair value of fixed-rate, long-term financial instruments due to movements in market interest rates. For qualifying fair value hedges, all changes in the fair value of the derivative and changes in the fair value of the hedged item in relation to the risk being hedged are recognised in the income statement. If the hedge relationship no longer meets the criteria for hedge accounting, the fair value adjustment to the hedged item continues to be reported as part of the basis of the item and is amortised to the income statement as a yield adjustment over the remainder of the life of the hedged item.
Cash flow hedges
Exposure arises from the variability in future interest and currency cash flows on assets and liabilities which bear interest at variable rates and/or are in a foreign currency. Interest rate and cross-currency swaps are transacted, and where they qualify, designated as cash flow hedges to manage this exposure. Fair value changes on designated cash flow hedges are initially recognised directly in the cash flow hedge reserve, as gains or losses recognised in equity. Amounts are transferred from equity and recognised in the income statement as the income or expense is recognised on the hedged asset or liability.
     Forward foreign currency contracts are used to hedge anticipated and committed future currency cash flows. Where these contracts qualify for hedge accounting they are designated as cash flow hedges. On recognition of the underlying transaction in the financial statements, the associated hedge gains and losses, deferred in equity, are transferred and included with the recognition of the underlying transaction.
     The gains and losses on ineffective portions of such derivatives are recognised immediately in the income statement.
     When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognised when the forecast transaction is ultimately recognised in the income statement or on the balance sheet. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the income statement.
     The group had outstanding hedging arrangements as at 31 March 2011 as follows:

				Derivative fair value[b]
								Period over
					Remaining term		Weighted average	which forecast
	Hedging		Notional			of hedging	interest rate on	transaction
Hedged item	instruments	Hedge type	principal	Asset	Liability	instruments	hedging instruments	arises
			£m	£m	£m

Euro and US Dollar	Interest rate swaps	Cash flow	1,014	–	265	20 years	Sterling receivable at 1.0%
denominated borrowings[a]							Sterling payable at 6.0%
	Cross currency swaps	Cash flow	5,451	622	29	2 to 20 years	Euro receivable at 6.1%
							US Dollar receivable at 6.9%
							Sterling payable at 3.2%

Sterling denominated	Interest rate swaps	Fair value	500	4	2	18 years	Sterling receivable at 5.8%
borrowings[a]							Sterling payable at 2.6%

Euro and US Dollar step up	Forward currency contracts	Cash flow	245	1	4	3 months		20 years
interest on currency
denominated borrowings[a]

Euro and US Dollar	Forward currency contracts	Cash flow	70	1	–	1 to 6 months
commercial paper[a]						rolling basis

Currency exposures on	Forward currency contracts	Cash flow	3	–	–	1 month		12 months
overseas purchases principally						rolling basis
US Dollar and Asia Pacific
currencies

Purchase of US Dollar	Forward currency contracts	Cash flow	213	2	2	1 to 6 months
denominated retail devices

Total				630	302

[a]	See note 20.

[b]	See note 21.

86 British Telecommunications plc Annual Report and Form 20-F 2011	Notes to the consolidated financial statements

29. Financial instruments and risk management continued
The group had outstanding hedging arrangements as at 31 March 2010 as follows:

				Derivative fair value[b]
								Period over
						Remaining term	Weighted average	which forecast
			Notional			of hedging	interest rate on	transaction
Hedged item	Hedging instruments	Hedge type	principal	Asset	Liability	instruments	hedging instruments	arises
			£m	£m	£m

Euro and US Dollar	Interest rate swaps	Cash flow	2,913	–	361	9 months to 21 years	Sterling receivable at 0.8%
denominated borrowings[a]							Sterling payable at 5.9%
	Cross currency swaps	Cash flow	7,612	1,571	30	9 months to 21 years	Euro receivable at 6.1%
							US Dollar receivable at 7.6%
							Sterling payable at 6.3%

Sterling denominated	Interest rate swaps	Fair value	500	–	6	19 years	Sterling receivable at 5.8%
borrowings[a]							Sterling payable at 2.2%

Euro and US Dollar step up	Forward currency contracts	Cash flow	247	16	–	3 to 9 months		21 years
interest on currency						rolling basis
denominated borrowings[a]

Currency exposures on overseas	Forward currency contracts	Cash flow	161	–	4	1 month		12 months
purchases principally US Dollar						rolling basis
and Asia Pacific currencies

Purchase of US Dollar	Forward currency contracts	Cash flow	180	7	–	1 to 9 months
denominated retail devices

Total				1,594	401

[a]	See note 20.

[b]	See note 21.
Other derivatives
Our policy is not to use derivatives for trading purposes. However, due to the complex nature of hedge accounting under IAS 39 some derivatives may not qualify for hedge accounting, or are specifically not designated as a hedge where natural offset is more appropriate. Changes in the fair value of any derivative instruments that do not qualify for hedge accounting are recognised immediately in the income statement.
     At 31 March 2011 the group held certain foreign currency forward and interest rate swap contracts which were not in hedging relationships in accordance with IAS 39. Foreign currency forward contracts were economically hedging operational purchases and sales. The interest rate swap contracts became ineffective on first time adoption of IFRS. The volatility arising from these swaps is recognised through the income statement but is limited due to a natural offset in their fair value movements.
     The table below summarises these derivatives at 31 March 2011 and 2010.

				Remaining
	Notional	Derivative fair value[a]		term of	Weighted
	principal	Asset	Liability	derivatives	average
At 31 March 2011	£m	£m	£m		%

Foreign currency forward contracts	464	4		2 months
Interest rate swaps	1,887	99	267	3 to 20 years	Sterling receivable at 4.3%
					Sterling payable at 5.9%

Total		103	267

[a]	See note 21.

				Remaining
	Notional	Derivative fair value[a]		term of	Weighted
	principal	Asset	Liability	derivatives	average
At 31 March 2010	£m	£m	£m		%

Foreign currency forward contracts	189	–	2	1 month
Interest rate swaps	1,887	106	295	4 to 21 years	Sterling receivable at 4.2%
					Sterling payable at 5.8%
Cross currency swaps	12	–	1	9 months	US Dollar receivable at 8.1%
					Sterling payable at 8.7%

Total		106	298

[a]	See note 21.
Fair value of financial instruments
The table below discloses the carrying amounts and fair values of all of the group’s financial instruments which are not carried at an amount which approximates to their fair value on the balance sheet at 31 March 2011 and 2010. The carrying amounts are included in the group balance sheet under the indicated headings. The fair values of listed investments were estimated based on quoted market prices for those investments. The carrying amount of the short-term deposits and investments approximated to their fair values due to the short maturity of the investments held. The carrying amount of trade receivables and payables approximated to their fair values due to the short maturity of the amounts receivable and payable. The fair value of the group’s bonds, finance leases and other long-term borrowings has been estimated on the basis of quoted market prices for the same or similar issues with the same maturities where they existed, and on calculations of the present value of future cash flows using the appropriate discount rates in effect at the balance sheet dates, where market prices of similar issues did not exist. The fair value of the group’s outstanding swaps and foreign exchange contracts were the estimated amounts, calculated using discounted cash flow models taking into account market rates of interest and foreign exchange at the balance sheet date.

Notes to the consolidated financial statements	British Telecommunications plc Annual Report and Form 20-F 2011 87

29. Financial instruments and risk management continued

	Carrying amount		Fair value
	2011	2010	2011	2010
At 31 March	£m	£m	£m	£m

Financial liabilities
Listed bonds	9,028	12,157	10,274	13,304
Finance leases	294	304	339	343
Other loans and borrowings	566	383	594	407

The table below shows certain financial assets and financial liabilities that have been measured at fair value, analysed by the level of valuation method. The three levels of valuation methodology used are:
•	Level 1 – uses quoted prices in active markets for identical assets or liabilities
•	Level 2 – uses inputs for the asset or liability other than quoted prices, that are observable either directly or indirectly
•	Level 3 – uses inputs for the asset or liability that are not based on observable market data, such as internal models or other valuation methods.

		Level 1	Level 2	Level 3	Total
At 31 March 2011	Notes	£m	£m	£m	£m

Financial assets at fair value
Non-current and current derivative financial assets
Derivatives designated as accounting hedges		–	630	–	630
Other derivatives		–	103	–	103

Total current and non-current derivative financial assets	21	–	733	–	733

Available-for-sale financial assets
Non-current and current investments
Liquid investments		–	1	–	1
Other investments		49	–	31	80
Fair value through profit and loss		11	–	–	11

Total non-current and current investments	15	60	1	31	92

Total financial assets at fair value		60	734	31	825

Financial liabilities at fair value
Current and non-current derivative financial liabilities
Derivatives designated as accounting hedges		–	302	–	302
Other derivatives		–	267	–	267

Total current and non-current financial liabilities	21	–	569	–	569

Total financial liabilities at fair value		–	569	–	569

		Level 1	Level 2	Level 3	Total
At 31 March 2010	Notes	£m	£m	£m	£m

Financial assets at fair value
Non-current and current derivative financial assets
Derivatives designated as accounting hedges		–	1,594	–	1,594
Other derivatives		–	106	–	106

Total current and non-current derivative financial assets	21	–	1,700	–	1,700

Available-for-sale financial assets
Non-current and current investments
Liquid investments		–	258	–	258
Other investments		11	–	34	45
Fair value through profit and loss		–	–	–	–

Total non-current and current investments	15	11	258	34	303

Total financial assets at fair value		11	1,958	34	2,003

Financial liabilities at fair value
Current and non-current derivative financial liabilities
Derivatives designated as accounting hedges		–	401	–	401
Other derivatives		–	298	–	298

Total current and non-current financial liabilities	21	–	699	–	699

Total financial liabilities at fair value		–	699	–	699

88 British Telecommunications plc Annual Report and Form 20-F 2011	Notes to the consolidated financial statements

29. Financial instruments and risk management continued
Movements in financial instruments measured using Level 3 valuation methods are presented below:

Other investments
£m

At 1 April 2009	23
Additions	12
Disposals	(1)

At 1 April 2010	34
Additions	1
Disposals	(4)

At 31 March 2011	31

There were no losses recognised in the income statement in respect of Level 3 assets held at 31 March 2011.
30. Financial commitments and contingent liabilities

Capital expenditure contracted for at the balance sheet date but not yet incurred was as follows:	2011	2010
	£m	£m

Property, plant and equipment	467	368
Computer software	–	15

Total	467	383

Future minimum operating lease payments for the group were as follows:	2011	2010
	£m	£m

Payable in the year ending 31 March:
2011	–	494
2012	464	460
2013	440	431
2014	413	400
2015	383	375
2016	373	367
Thereafter	5,119	5,160

Total future minimum operating lease payments	7,192	7,687

Operating lease commitments were mainly in respect of land and buildings which arose from a sale and operating leaseback transaction in a prior period. Leases have an average term of 21 years (2010: 22 years) and rentals are fixed for an average of 21 years (2010: 22 years).
     At 31 March 2011, other than as disclosed below, there were no contingent liabilities or guarantees other than those arising in the ordinary course of the group’s business and on these no material losses are anticipated. The group has insurance cover to certain limits for major risks on property and major claims in connection with legal liabilities arising in the course of its operations. Otherwise, the group generally carries its own risks.
     The group has provided guarantees relating to certain leases entered into by Telefonica UK Limited prior to its demerger with O2 on 19 November 2001. mmO2 plc has given BT a counter indemnity for these guarantees. The maximum exposure was US$128m as at 31 March 2011 (2010: US$132m), approximately £80m (2010: £87m), although this could increase by a further US$268m (2010: US$304m), approximately £167m (2010: £200m), in the event of credit default in respect of amounts used to defease future lease obligations. The guarantee lasts until Telefonica UK Limited has discharged all its obligations, which is expected to be when the lease ends on 30 January 2017.
     We do not believe that there is any single current court action that would have a material adverse effect on the financial position or operations of the group. During 2011 the aggregate volume and value of legal actions to which the group is party has remained broadly the same as at the end of 2010, during which the levels had increased significantly.
     The European Commission formally investigated the way the UK Government set the rates payable on BT’s infrastructure and those paid by KCOM, and whether or not the UK Government complied with EU rules on state aid. The Commission’s decision in October 2006 that no state aid had been granted was appealed. In January 2011, the appeal was rejected as inadmissable.

Notes to the consolidated financial statements	British Telecommunications plc Annual Report and Form 20-F 2011 89

REPORT OF THE INDEPENDENT AUDITORS – PARENT COMPANY FINANCIAL STATEMENTS
Independent Auditors’ Report to the members of British Telecommunications plc (the ‘company’)
We have audited the parent company financial statements of British Telecommunications plc for the year ended 31 March 2011 which comprise the parent company balance sheet, the accounting policies and the related notes. The financial reporting framework that has been applied in their preparation is applicable law and United Kingdom Accounting Standards (United Kingdom Generally Accepted Accounting Practice).
Respective responsibilities of directors and auditors
As explained more fully in the Statement of directors’ responsibilities set out on page 30, the directors are responsible for the preparation of the parent company financial statements and for being satisfied that they give a true and fair view. Our responsibility is to audit the parent company financial statements in accordance with applicable law and International Standards on Auditing (UK and Ireland). Those standards require us to comply with the Auditing Practices Board’s Ethical Standards for Auditors.
     This report, including the opinions, has been prepared for and only for the company’s members as a body in accordance with Chapter 3 of Part 16 of the Companies Act 2006 and for no other purpose. We do not, in giving these opinions, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.
Scope of the audit of the financial statements
An audit involves obtaining evidence about the amounts and disclosures in the financial statements sufficient to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or error. This includes an assessment of: whether the accounting policies are appropriate to the parent company’s circumstances and have been consistently applied and adequately disclosed; the reasonableness of significant accounting estimates made by the directors; and the overall presentation of the financial statements. In addition, we read all the financial and non financial information in the British Telecommunications plc Annual Report & Form 20-F for the year ended 31 March 2011 to identify material inconsistencies with the financial statements. If we become aware of any apparent misstatements or inconsistencies we consider the implications for our report.
Opinion on financial statements
In our opinion the parent company financial statements:
•	give a true and fair view of the state of the company’s affairs as at 31 March 2011;

•	have been properly prepared in accordance with United Kingdom Generally Accepted Accounting Practice; and

•	have been prepared in accordance with the requirements of the Companies Act 2006.
Opinion on other matters prescribed by the Companies Act 2006
In our opinion the information given in the Report of the directors for the financial year for which the parent company financial statements are prepared is consistent with the parent company financial statements.
Matters on which we are required to report by exception
We have nothing to report in respect of the following matters where the Companies Act 2006 requires us to report to you if, in our opinion:
•	adequate accounting records have not been kept by the parent company, or returns adequate for our audit have not been received from branches not visited by us; or

•	the parent company financial statements are not in agreement with the accounting records and returns; or

•	certain disclosures of directors’ remuneration specified by law are not made; or

•	we have not received all the information and explanations we require for our audit.
Other matter
We have reported separately on the consolidated financial statements of British Telecommunications plc for the year ended 31 March 2011.
Philip Rivett (Senior Statutory Auditor)
for and on behalf of PricewaterhouseCoopers LLP
Chartered Accountants and Statutory Auditors
London, United Kingdom
17 May 2011

90 British Telecommunications plc Annual Report and Form 20-F 2011	Report of the independent auditors – Parent company financial statements

FINANCIAL STATEMENTS OF BRITISH TELECOMMUNICATIONS PLC
BRITISH TELECOMMUNICATIONS PLC PARENT COMPANY ACCOUNTING POLICIES
(i)	Accounting basis
As used in these financial statements and associated notes, the term ‘company’ refers to British Telecommunications plc (BT plc). These separate financial statements of the company are presented as required by the Companies Act 2006. The separate financial statements have been prepared in accordance with UK Generally Accepted Accounting Principles (UK GAAP).
     The financial statements are prepared on a going concern basis and under the historical cost convention as modified by the revaluation of certain financial instruments at fair value.
Exemptions
As permitted by Section 408(3) of the Companies Act 2006, the company’s profit and loss account has not been presented.
     The BT plc consolidated financial statements for the year ended 31 March 2011 contain a consolidated cash flow statement. Consequently, the company has taken advantage of the exemption in FRS 1, ‘Cash Flow Statements’, not to present its own cash flow statement.
     The BT plc consolidated financial statements for the year ended 31 March 2011 contain related party disclosures. Consequently, the company has taken advantage of the exemption in FRS 8, ‘Related Party Disclosures’, not to disclose transactions with other members of the BT Group.
     The BT plc consolidated financial statements for the year ended 31 March 2011 contain financial instruments disclosures which comply with FRS 29, ‘Financial Instruments: Disclosures’. Consequently, the company is exempted from the disclosure requirements of FRS 29 in respect of its financial instruments.
(ii)	Turnover
Turnover represents the fair value of the consideration received or receivable for communication services and equipment sales, net of discounts and sales taxes. Turnover from the rendering of services and sale of equipment is recognised when it is probable that the economic benefits associated with a transaction will flow to the company, and the amount of turnover and associated costs can be measured reliably. Where the company acts as an agent in a transaction it recognises turnover net of directly attributable costs.
Services
Turnover arising from separable installation and connection services is recognised when it is earned, upon activation. Turnover from the rental of analogue and digital lines and private circuits is recognised evenly over the period to which the charges relate. Turnover from calls is recognised at the time the call is made over the company’s network.
     Subscription fees, consisting primarily of monthly charges for access to broadband and other internet access or voice services, are recognised as turnover as the service is provided. Turnover arising from the interconnection of voice and data traffic between other telecommunications operators is recognised at the time of transit across the company’s network.
Equipment sales
Turnover from the sale of peripheral and other equipment is recognised when all the significant risks and rewards of ownership are transferred to the buyer, which is normally the date the equipment is delivered and accepted by the customer.
Long-term contractual arrangements
Turnover from long-term contractual arrangements is recognised based on the percentage of completion method. The stage of completion is estimated using an appropriate measure according to the nature of the contract. For long-term services contracts, turnover is recognised on a straight line basis over the term of the contract. However, if the performance pattern is other than straight line, turnover is recognised as services are provided, usually on an output or consumption basis. For fixed price contracts, including contracts to design and build software solutions, turnover is recognised by reference to the stage of completion, as determined by the proportion of costs incurred relative to the estimated total contract costs, or other measures of completion, such as the achievement of contract milestones and customer acceptance. In the case of time and materials contracts, turnover is recognised as the service is rendered.
     Costs related to delivering services under long-term contractual arrangements are expensed as incurred. An element of costs incurred in the initial set up, transition or transformation phase of the contract is deferred and recorded within debtors due after more than one year. These costs are then recognised in the profit and loss account on a straight line basis over the remaining contractual term, unless the pattern of service delivery indicates a different profile is appropriate. These costs are directly attributable to specific contracts, relate to future activity, will generate future economic benefits and are assessed for recoverability on a regular basis.
     The percentage of completion method relies on estimates of total expected contract turnover and costs, as well as reliable measurement of the progress made towards completion. Unless the financial outcome of a contract can be estimated with reasonable certainty, no attributable profit is recognised. In such circumstances, turnover is recognised equal to the costs incurred to date, to the extent that such turnover is expected to be recoverable. Recognised turnover and profits are subject to revisions during the contract if the assumptions regarding the overall contract outcome are changed. The cumulative impact of a revision in estimates is recorded in the period in which such revisions become likely and can be estimated. Where the actual and estimated costs to completion exceed the estimated turnover for a contract, the full contract life loss is recognised immediately.
     Where a contractual arrangement consists of two or more separate elements that have value to a customer on a standalone basis, turnover is recognised for each element as if it were an individual contract. The total contract consideration is allocated between the separate elements on the basis of relative fair value and the appropriate turnover recognition criteria are applied to each element as described above.
(iii)	Research and development
Research expenditure is recognised in the profit and loss account in the period in which it is incurred.
     Development expenditure, including the cost of internally developed software, is recognised in the profit and loss account in the period in which it is incurred unless it is probable that economic benefits will flow to the company from the asset being developed, the cost of the asset can be reliably measured and technical feasibility can be demonstrated. Capitalisation ceases when the asset being developed is ready for use.
     Research and development costs include direct and indirect labour, materials and directly attributable overheads.

Parent company accounting policies	British Telecommunications plc Annual Report and Form 20-F 2011 91

(iv)	Leases
The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement and requires an assessment of whether the fulfilment of the arrangement is dependent on the use of a specific asset or assets and whether the arrangement conveys the right to use the asset.
     Leases of tangible fixed assets where the company holds substantially all the risks and rewards of ownership are classified as finance leases.
     Finance lease assets are capitalised at the commencement of the lease term at the lower of the present value of the minimum lease payments or the fair value of the leased asset. The obligations relating to finance leases, net of finance charges in respect of future periods, are recognised as liabilities. Leases are subsequently measured at amortised cost using the effective interest method. If a sale and leaseback transaction results in a finance lease, any excess of sale proceeds over the carrying amount is deferred and recognised in the profit and loss account over the lease term.
     Leases where a significant portion of the risks and rewards are held by the lessor are classified as operating leases. Rentals are charged to the profit and loss account on a straight line basis over the period of the lease. If a sale and leaseback transaction results in an operating lease, any profit or loss is recognised in the profit and loss account immediately, except where a proportion of the profit or loss is deferred or amortised because the sale price was not equal to fair value.
(v)	Foreign currencies
Transactions in foreign currencies are translated into the functional currency using the exchange rate prevailing at the date of the transaction. Foreign exchange gains and losses resulting from the settlement of such transactions, and from the translation of monetary assets and liabilities denominated in foreign currencies at period end exchange rates are recognised in the profit and loss account except when deferred in reserves as qualifying cash flow hedges.
(vi)	Goodwill
Goodwill arising from the purchase of businesses represents the excess of the fair value of the purchase consideration over the fair value of the identifiable net assets acquired.
     Goodwill is amortised on a straight line basis from the time of acquisition over its useful economic life. The economic life is normally presumed to be a maximum of 20 years.
     If a business is subsequently sold, the appropriate unamortised goodwill is included in the profit and loss account in the period of disposal as part of the gain or loss on disposal.
(vii)	Tangible fixed assets
Tangible fixed assets are stated at historical cost, less accumulated depreciation and any impairment losses. On disposal of tangible fixed assets, the difference between the sale proceeds and the net book value at the date of disposal is recorded in the profit and loss account.
Cost
Cost in the case of network infrastructure and equipment includes direct and indirect labour, contractors’ charges, materials, and directly attributable overheads.
Depreciation
Depreciation is provided on tangible fixed assets on a straight line basis from the time the asset is available for use, so as to write off the asset’s cost over the estimated useful life taking into account any expected residual values. Freehold land is not subject to depreciation.
     The lives assigned to principal categories of tangible fixed assets are:

Land and buildings
Freehold buildings	40 years
Leasehold land and buildings	Unexpired portion of lease or 40 years, whichever is the shorter
Network infrastructure and equipment
Transmission equipment:
Duct	40 years
Cable	3 to 25 years
Fibre	5 to 20 years
Exchange equipment	2 to 13 years
Payphones and other network equipment	2 to 20 years

Other
Motor vehicles	2 to 9 years
Computers and office equipment	3 to 6 years
Software	2 to 10 years
Assets held under finance leases are depreciated over the shorter of the lease term or their useful economic life. Residual values and useful lives are reassessed annually, and if necessary, changes are recognised prospectively.
(viii)	Impairment of fixed assets and goodwill
Fixed assets and goodwill are tested for impairment if events or changes in circumstances (assessed at each reporting date) indicate that the carrying amount might not be recoverable. Goodwill is also reviewed for impairment at the end of the first financial year after its initial recognition.
     When an impairment test is performed, the recoverable amount is assessed by reference to the higher of the net present value of the expected future cash flows (value in use) of the continued use of the asset, and the fair value less cost to sell. Impairment losses are recognised in the profit and loss account.
(ix)	Investments in subsidiary undertakings
Investments in subsidiary undertakings are stated at cost and reviewed for impairment if there are indicators that the carrying value may not be recoverable.
(x)	Stocks
Stocks mainly comprise items of equipment held for sale or rental and consumable items.
     Equipment and consumable items are stated at the lower of cost and estimated net realisable value, after provisions for obsolescence. Cost is calculated on a first-in-first-out basis.
(xi)	Redundancy costs
Redundancy or leaver costs are payable when employment is terminated before the normal retirement date, or when an employee accepts voluntary redundancy in exchange for these benefits. Redundancy or leaver costs are charged against the profit and loss account in the year in which the company is demonstrably committed to the affected employees leaving the company.

92 British Telecommunications plc Annual Report and Form 20-F 2011	Parent company accounting policies

(xii)	Post retirement benefits
The company operates a funded defined benefit pension plan, which is administered by an independent Trustee, for the majority of its employees.
     The company’s obligation in respect of defined benefit pension plans is calculated separately for each scheme by estimating the amount of future benefit that employees have earned in return for their service to date. That benefit is discounted to determine its present value, and the fair value of any plan assets is deducted to arrive at the net pension obligation or asset. The discount rate used is the yield at the balance sheet date on AA credit rated bonds that have maturity dates approximating the terms of the company’s obligations. The calculation is performed by a qualified actuary using the projected unit credit method. The net obligation or asset recognised in the balance sheet is the present value of the defined benefit obligation less the fair value of the plan assets.
     The profit and loss account charge is split between an operating charge and net finance expense or income. The operating charge reflects the service costs which are spread systematically over the working lives of the employees. The net finance charge reflects the unwinding of the discount applied to the liabilities of the plan, offset by the expected return on the assets of the plan, based on conditions prevailing at the start of the year.
     Actuarial gains and losses are recognised in full in the period in which they occur and are presented in the reconciliation of movement in equity shareholders’ funds.
     Actuarial valuations of the main defined benefit plan are carried out by an independent actuary as determined by the Trustee at intervals of not more than three years, to determine the rates of contribution payable. The pension cost is determined on advice of the company’s actuary, having regard to the results of these Trustee valuations. In any intervening years, the actuaries review the continuing appropriateness of the contribution rates.
     The company also operates defined contribution pension schemes and the profit and loss account is charged with the contributions payable.
(xiii)	Share-based payments
The ultimate parent undertaking, BT Group plc, has a number of employee share schemes and share option plans, as detailed in note 7 to the BT plc consolidated financial statements, under which it makes share-based payments settled in equity instruments (shares and options) of BT Group plc to certain employees of the company. Equity settled share-based payments are measured at fair value (excluding the effect of non market-based vesting conditions) at the date of grant, but including any market-based performance criteria and the impact of non-vesting conditions (for example the requirement for employees to save). The fair value determined at the grant date is recognised on a straight line basis over the vesting period, based on the company’s estimate of the options or shares that will eventually vest and adjusted for the effect of non market-based vesting conditions.
     Fair value is measured using either the Binomial options pricing model or Monte Carlo simulations, whichever is most appropriate to the award.
     Service and performance conditions are vesting conditions. Any other conditions are non-vesting conditions which have to be taken into account to determine the fair value of equity instruments granted. In the case that an award or option does not vest as a result of a failure to meet a non-vesting condition that is within the control of either counterparty, this is accounted for as a cancellation. Cancellations must be treated as accelerated vesting and all remaining future charges are immediately recognised. As the requirement to save under an employee sharesave arrangement is a non-vesting condition, employee cancellations must be treated as an accelerated vesting.
(xiv)	Taxation including deferred tax
Current income tax is calculated based on tax laws enacted or substantively enacted at the balance sheet date. Full provision is made for deferred taxation on all timing differences which have arisen but not reversed at the balance sheet date. Deferred tax assets are recognised to the extent that it is regarded as more likely than not that there will be sufficient taxable profits from which the underlying timing differences can be deducted. The deferred tax balances are not discounted.
(xv)	Dividends
Dividend distributions are recognised as a liability in the year in which the dividends are approved by the company’s shareholders. Interim dividends are recognised when they are paid; final dividends when authorised in general meetings by shareholders.
(xvi)	Provisions
Provisions are recognised when the company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. Financial liabilities within provisions are initially recognised at fair value and subsequently carried at amortised cost using the effective interest method. Onerous lease provisions have been measured at the lower of the cost to fulfil the contract or the cost to exit it.
(xvii)	Financial instruments
Recognition and derecognition of financial assets and financial liabilities
Financial assets and financial liabilities are recognised when the company becomes party to the contractual provisions of the instrument. Financial assets are derecognised when the company no longer has rights to cash flows, the risks and rewards of ownership or control of the asset. Financial liabilities are derecognised when the obligation under the liability is discharged, cancelled or expires. In particular, for all regular way purchases and sales of financial assets, the company recognises the financial assets on the settlement date, which is the date on which the asset is delivered to or by the company.
Financial assets
Financial assets at fair value through profit or loss
A financial asset is classified in this category if acquired principally for the purpose of selling in the short-term (held for trading) or if so designated by management. Financial assets held in this category are initially recognised and subsequently measured at fair value, with changes in value recognised in the profit and loss account in the line which most appropriately reflects the nature of the item or transaction. The direct transaction costs are recognised immediately in the profit and loss account.
Loans and receivables
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market other than those for which the company may not recover substantially all of its initial investment, other than because of credit deterioration, which are classified as available-for-sale.
     Loans and receivables are initially recognised at fair value plus transaction costs and subsequently carried at amortised cost using the effective interest method, with changes in carrying value recognised in the profit and loss account in the line which most appropriately reflects the nature of the item or transaction.

Parent company accounting policies	British Telecommunications plc Annual Report and Form 20-F 2011 93

Fixed asset investments
Fixed asset investments are stated at cost net of permanent diminution in value.
Available-for-sale financial assets
Non-derivative financial assets classified as available-for-sale are either specifically designated in this category or not classified in any of the other categories. Available-for-sale financial assets are initially recognised at fair value plus direct transaction costs and then re-measured at subsequent reporting dates to fair value, with unrealised gains and losses (except for changes in exchange rates for monetary items, interest, dividends and impairment losses, which are recognised in the profit and loss account) recognised in equity until the financial asset is derecognised, at which time the cumulative gain or loss previously recognised in equity is taken to the profit and loss account, in the line which most appropriately reflects the nature of the item or transaction.
Debtors
Trade debtors are initially recognised at fair value, which is usually the original invoiced amount, and are subsequently carried at amortised cost using the effective interest method less provisions made for doubtful debts.
     Provisions are made specifically where there is evidence of a risk of non payment, taking into account ageing, previous losses experienced and general economic conditions.
Cash
Cash includes cash in hand and bank deposits repayable on demand.
Impairment of financial assets
The company assesses at each balance sheet date whether a financial asset or group of financial assets are impaired.
     Where there is objective evidence that an impairment loss has arisen on assets carried at amortised cost, the carrying amount is reduced with the loss being recognised in the profit and loss account. The impairment loss is measured as the difference between that asset’s carrying amount and the present value of estimated future cash flows discounted at the financial asset’s original effective interest rate. The impairment loss is only reversed if it can be related objectively to an event after the impairment was recognised and is reversed to the extent the carrying value of the asset does not exceed its amortised cost at the date of reversal.
     If an available-for-sale asset is impaired, an amount comprising the difference between its cost (net of any principal payment and amortisation) and its fair value is transferred from equity to the profit and loss account. Reversals of impairment losses on debt instruments are taken through the profit and loss account if the increase in fair value of the instrument can be objectively related to an event occurring after the impairment loss was recognised in the profit and loss account. Reversals in respect of equity instruments classified as available-for-sale are recognised directly in equity.
     If there is objective evidence that an impairment loss has been incurred on an unquoted equity instrument that is not carried at fair value because its fair value cannot be objectively measured, or on a derivative asset that is linked to and must be settled by delivery of such an unquoted equity instrument, the amount of loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset.
Financial liabilities
Creditors
Creditors are initially recognised at fair value, which is usually the original invoiced amount, and subsequently carried at amortised cost using the effective interest method.
Loans and other borrowings
Loans and other borrowings are initially recognised at fair value plus directly attributable transaction costs. Where loans and other borrowings contain a separable embedded derivative, the fair value of the embedded derivative is the difference between the fair value of the hybrid instrument and the fair value of the loan or other borrowing. The fair value of the embedded derivative and the loan or borrowing is recorded separately on initial recognition. Loans and other borrowings are subsequently measured at amortised cost using the effective interest method and, if included in a fair value hedge relationship, are revalued to reflect the fair value movements on the hedged risk associated with the loans and other borrowings. The resultant amortisation of fair value movements, on de-designation of the hedge, are recognised in the profit and loss account.
Financial guarantees
Financial guarantees are recognised initially at fair value plus transaction costs and subsequently measured at the higher of the amount determined in accordance with the accounting policy relating to provisions and the amount initially determined less, when appropriate, cumulative amortisation.
Derivative financial instruments
The company uses derivative financial instruments mainly to reduce exposure to foreign exchange risks and interest rate movements. The company does not hold or issue derivative financial instruments for financial trading purposes. However, derivatives that do not qualify for hedge accounting are accounted for as trading instruments. Derivative financial instruments are classified as held for trading and are initially recognised and subsequently measured at fair value. The gain or loss on re-measurement to fair value is recognised immediately in the profit and loss account in net finance expense. However, where derivatives qualify for hedge accounting, recognition of any resultant gain or loss depends on the nature of the hedge. Derivative financial instruments are classified as current assets or current liabilities where they have a maturity period within 12 months. Where derivative financial instruments have a maturity period greater than 12 months, they are classified within either fixed assets or creditors amounts falling due after more than one year.
     Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives when their risk and characteristics are not closely related to those of host contracts and host contracts are not carried at fair value. Changes in the fair value of embedded derivatives are recognised in the profit and loss account in the line which most appropriately reflects the nature of the item or transaction.
Hedge accounting
To qualify for hedge accounting, hedge documentation must be prepared at inception and the hedge must be expected to be highly effective both prospectively and retrospectively. The hedge is tested for effectiveness at inception and in subsequent periods in which the hedge remains in operation.
Cash flow hedge
When a financial instrument is designated as a hedge of the variability in cash flows of a recognised asset or liability, or a highly probable transaction, the effective part of any gain or loss on the derivative financial instrument is recognised directly in equity.

94 British Telecommunications plc Annual Report and Form 20-F 2011	Parent company accounting policies

For cash flow hedges of recognised assets or liabilities, the associated cumulative gain or loss is removed from equity and recognised in the same line in the profit and loss account in the same period or periods during which the hedged transaction affects the profit and loss account.
     For highly probable transactions, when the transaction subsequently results in the recognition of a non financial asset or non financial liability the associated cumulative gain or loss is removed from equity and included in the initial cost or carrying amount of the non financial asset or liability.
     If a hedge of a highly probable transaction subsequently results in the recognition of a financial asset or a financial liability, then the associated gains and losses that were recognised directly in equity are reclassified into the profit and loss account in the same period or periods during which the asset acquired or liability assumed affects the profit and loss account.
     Any ineffectiveness arising on a cash flow hedge of a recognised asset or liability is recognised immediately in the same profit and loss account line as the hedged item. Where ineffectiveness arises on highly probable transactions, it is recognised in the line which most appropriately reflects the nature of the item or transaction.
Fair value hedge
When a derivative financial instrument is designated as a hedge of the variability in fair value of a recognised asset or liability, or unrecognised firm commitments, the change in fair value of the derivatives that are designated as fair value hedges are recorded in the same line in the profit and loss account, together with any changes in fair value of the hedged asset or liability that is attributable to the hedged risk.
Hedge of net investment in a foreign operation
Exchange differences arising from the retranslation of currency instruments designated as hedges of net investments in a foreign operation are taken to shareholders’ equity on consolidation to the extent that the hedges are deemed effective.
     Any ineffectiveness arising on a hedge of a net investment in a foreign operation is recognised in net finance expense.
Discontinuance of hedge accounting
Discontinuance of hedge accounting may occur when a hedging instrument expires or is sold, terminated or exercised, or when the hedge no longer qualifies for hedge accounting or the company revokes designation of the hedge relationship but the hedged financial asset or liability remains or highly probable transaction is still expected to occur.
     Under a cash flow hedge, the cumulative gain or loss at that point remains in equity and is recognised in accordance with the above policy when the transaction occurs. If the hedged transaction is no longer expected to take place or the underlying hedged financial asset or liability no longer exists, the cumulative unrealised gain or loss recognised in equity is recognised immediately in the profit and loss account. Under a hedge of a net investment, the cumulative gain or loss remains in equity when the hedging instrument expires or is sold, terminated or exercised, or when the hedge no longer qualifies for hedge accounting or the company revokes designation of the hedge relationship. The cumulative gain or loss is recognised in the profit and loss account as part of the profit on disposal when the net investment in the foreign operation is disposed. Under a fair value hedge the cumulative gain or loss adjustment associated with the hedged risk is amortised to the profit and loss account using the effective interest method over the remaining term of the hedged item.
Accounting standards, interpretations and amendments to published standards adopted in the year ended 31 March 2011
The following new, revised and amended standards and interpretations have been adopted in the current period and have affected the amounts reported in these financial statements or have resulted in a change in presentation or disclosure.
UITF Abstract 48 “Accounting implications of the replacement of the Retail Prices Index with the Consumer Prices Index for retirement benefits”
This Abstract was issued by the Urgent Issues Task Force of the UK Accounting Standards Board in December 2010. It states that, where the obligation is to pay pensions with increases based on a general measure of inflation rather than a measure linked specifically to Retail Prices Index (RPI), a change in the inflation assumption represents an actuarial gain or loss rather than a cost relating to past service of employees. Accordingly, the gain on re-measurement of the liabilities of the BTPS to reflect Consumer Prices Index (CPI) as the inflation measure is recorded as an actuarial gain in profit and loss account reserve in 2011.

Parent company accounting policies	British Telecommunications plc Annual Report and Form 20-F 2011 95

PARENT COMPANY BALANCE SHEET
At 31 March
British Telecommunications plc parent company balance sheet

		2011	2010
	Notes	£m	£m

Fixed assets
Intangible assets	1	336	359
Tangible assets	2	14,797	15,045
Derivative financial instruments	3	559	1,001
Investments in subsidiary undertakings, associates and joint ventures	4	48,006	47,027
Other investments	5	12,200	21,197

Total fixed assets		75,898	84,629

Current assets
Stocks		71	56
Debtors	6	4,530	3,814
Derivative financial instruments	3	174	699
Other investments	5	4,846	5,130

Total current assets		9,621	9,699

Creditors: amounts falling due within one year
Loans and other borrowings	7	5,942	9,348
Derivative financial instruments	3	284	419
Other creditors	8	6,010	5,813

Total creditors: amounts falling due within one year		12,236	15,580

Net current liabilities		(2,615)	(5,881)

Total assets less current liabilities		73,283	78,748

Creditors: amounts falling due after more than one year
Loans and other borrowings	7	49,923	58,377
Derivative financial instruments	3	285	280
Other creditors	9	818	767

Total creditors: amounts falling due after more than one year		51,026	59,424

Provisions for liabilities and charges
Deferred taxation	10	1,465	1,599
Other provisions	10	824	664

Total provisions for liabilities and charges		2,289	2,263

Net assets excluding pension obligation		19,968	17,061

Pension obligation	16	1,273	5,600

Net assets including pension obligation		18,695	11,461

Capital and reserves
Called up share capital	11	2,172	2,172
Share premium account	12	8,000	8,000
Other reserves	13	856	839
Profit and loss account	12	7,667	450

Equity shareholders’ funds		18,695	11,461

The financial statements of the company on pages 91 to 108 were approved by the board of directors on 17 May 2011 and were signed on its behalf by
Tony Chanmugam
Director

96 British Telecommunications plc Annual Report and Form 20-F 2011	Parent company balance sheet

NOTES TO THE FINANCIAL STATEMENTS
1.	Intangible fixed assets

Goodwill
£m

Cost
At 1 April 2010 and 31 March 2011	473

Accumulated amortisation
At 1 April 2010	114
Charge for the year	23

At 31 March 2011	137

Net book value
At 31 March 2011	336

At 31 March 2010	359

2.	Tangible fixed assets

		Network		Assets
		infrastructure		in course of
	Land and buildings [a]	and equipment [b]	Other [c]	construction	Total
	£m	£m	£m	£m	£m

Cost
At 1 April 2010	648	38,010	4,280	917	43,855
Additions	–	31	66	2,147	2,244
Transfers	17	1,682	423	(2,122)	–
Disposals and adjustments	(10)	(1,222)	(111)	(4)	(1,347)

At 31 March 2011	655	38,501	4,658	938	44,752

Accumulated depreciation
At 1 April 2010	351	26,116	2,413	–	28,880
Charge for the year	28	1,743	724	–	2,495
Disposals and adjustments	(9)	(1,219)	(110)	–	(1,338)

At 31 March 2011	370	26,640	3,027	–	30,037

Net book value at 31 March 2011	285	11,861	1,631	938	14,715
Engineering stores	–	–	–	82	82

Total tangible fixed assets at 31 March 2011	285	11,861	1,631	1,020	14,797

Net book value at 31 March 2010	297	11,894	1,867	917	14,975
Engineering stores	–	–	–	70	70

Total tangible fixed assets at 31 March 2010	297	11,894	1,867	987	15,045

				2011	2010
				£m	£m

[a] The net book value of land and buildings comprised:
Freehold				216	222
Long leases (over 50 years unexpired)				13	13
Short leases				56	62

Total net book value of land and buildings				285	297

[b]	The net book value of assets held under finance leases included within network infrastructure and equipment at 31 March 2011 was £759m ( 2010: £943m). The depreciation charge on those assets for the year ended 31 March 2011 was £255m (2010: £288m).

[c]	Other mainly comprises software, computers and motor vehicles.

Notes to the financial statements	British Telecommunications plc Annual Report and Form 20-F 2011 97

3.	Derivative financial instruments

	2011		2010
	Assets	Liabilities	Assets	Liabilities
At 31 March	£m	£m	£m	£m

Cash flow hedges
Interest rate swaps	–	265	–	361
Cross currency swaps	622	29	1,571	30
Forward foreign exchange rate contracts	4	6	23	4

	626	300	1,594	395

Fair value hedges
Interest rate swaps	4	2	–	6

	4	2	–	6

Derivatives not in a formal hedge relationship
Interest rate swaps	99	267	106	295
Cross currency swaps	–	–	–	1
Forward foreign exchange rate contracts	4	–	–	2

	103	267	106	298

	733	569	1,700	699

Analysed as:
Current assets	174	284	699	419
Fixed assets	559	285	1,001	280

	733	569	1,700	699

Details of hedges in which the derivatives are utilised are disclosed in note 19.
4.	Investments in subsidiary undertakings, associates and joint ventures

		Associates
	Subsidiary	and joint
	undertakings	ventures	Total
Year ended 31 March	£m	£m	£m

Cost
At 1 April 2010	51,073	8	51,081
Additions[a]	8,858	–	8,858
Disposals[b]	(7,898)	–	(7,898)

At 31 March 2011	52,033	8	52,041

Provisions and amounts written off
At 1 April 2010	4,048	6	4,054
Additions	15	–	15
Disposals	(34)	–	(34)

At 31 March 2011	4,029	6	4,035

Net book value at 31 March 2011	48,004	2	48,006

Net book value at 31 March 2010	47,025	2	47,027

[a]	Additions in 2011 include a capital contribution from BT Fleet Holdings Ltd of £869m, BT Sle USD Limited of £2,148m and BT Sle Euro Limited of £938m.

[b]	Disposals in 2011 include a capital distribution from BT Ninety Ltd of £1,176m and Castain Ltd of £795m.
Details of the principal operating subsidiary undertakings and associate are set out on page 108.
5.	Other investments

	2011	2010
At 31 March	£m	£m

Fixed assets
Available-for-sale assets	35	19
Loans and receivables	–	3
Loans to group undertakings	12,165	21,175

	12,200	21,197

Current assets
Available-for-sale assets	–	246
Loans and receivables	203	1,388
Loans to group undertakings	4,643	3,496

	4,846	5,130

Available-for-sale
Current available-for-sale assets consist of floating rate liquidity fund deposits denominated in Sterling of £nil (2010: £173m), Euro of £nil (2010: £56m) and US Dollars of £nil (2010: £17m).
     Fixed asset available-for-sale assets include an investment in the shares of the ultimate parent company, BT Group plc of £15m (2010: £11m). These shares are held in trust for the BT Group Incentive Share Plan, the Retention Share Plan, and the Deferred Bonus Plan.

98 British Telecommunications plc Annual Report and Form 20-F 2011	Notes to the financial statements

5.	Other investments continued
Loans and receivables
Loans and receivable financial assets mainly consist of term debt securities denominated in Sterling with a fixed interest rate.
Loans to group undertakings
Loans to group undertakings which total £16,808m (2010: £24,671m) are mainly denominated in Sterling of £13,325m (2010: £22,236m), Euro of £877m (2010: £454m) and US Dollars of £2,015m (2010: £1,495m).
6.	Debtors

	2011	2010
At 31 March	£m	£m

Debtors due within one year
Trade debtors	808	923
Amount owed by parent undertakings	2,504	1,508
Other debtors	149	106
Current tax receivable	6	14
Accrued income	540	663
Prepayments	347	344

	4,354	3,558

Debtors due after more than one year
Other assets[a]	176	256

Total debtors	4,530	3,814

[a]	Mainly represents costs relating to the initial set up, transition or transformation phase of long-term networked IT services contracts.
7.	Loans and other borrowings

	2011	2010
At 31 March	£m	£m

US Dollar 9.375% bonds December 2010 (2010: 9.125%, minimum 8.125%a)[b]	–	1,951
Euro 7.87% bonds February 2011 (2010: 7.87%, minimum 6.875%a)[b]	–	1,015
US Dollar 5.15% bonds January 2013[b]	537	566
Euro 5.25% bonds January 2013[b]	898	902
Euro 5.25% bonds June 2014[b]	693	696
Euro 6.125% bonds July 2014[a,d]	557	561
Euro 6.5% bonds July 2015[b]	930	935
Sterling 8.75% (2010: 8.5%) bonds December 2016 (minimum 7.5%a)	715	715
Sterling 6.625% bonds June 2017[b]	525	525
US Dollar 5.95% bonds January 2018[b]	695	734
Sterling 8.625% bonds 2020	298	298
Sterling 3.5% indexed linked bonds April 2025	340	325
Sterling 5.75% bonds December 2028[c]	605	602
US Dollar 9.875% (2010: 9.625%) bonds December 2030 (minimum 8.625%a)[b]	1,714	1,811
Sterling 6.375% bonds June 2037[b]	521	521

Total listed bonds	9,028	12,157

Finance leases	7	9
Finance leases with group undertakings	361	429

Total finance leases	368	438

Commercial paper	71	–
Sterling 6.35% bank loan due August 2012	312	312
Other loans	105	5
Bank overdrafts	378	316
Loans from group undertakings[f,g]	45,603	54,497

Total other loans and borrowings	46,469	55,130

Total loans and other borrowings	55,865	67,725

[a]	The interest rate payable on these bonds will be subject to adjustment from time to time if either Moody’s or Standard and Poor’s (S&P) reduce the rating ascribed to the group’s senior unsecured debt below A3 in the case of Moody’s or below A- in the case of S&P. In this event, the interest rate payable on the bonds and the spread applicable to the floating rate bonds will be increased by 0.25% for each ratings category adjustment by each ratings agency. In addition, if Moody’s or S&P subsequently increase the rating ascribed to the group’s senior unsecured debt, then the interest rate will be decreased by 0.25% for each rating category upgrade by each rating agency, but in no event will the interest rate be reduced below the minimum interest rate reflected in the above table. In February 2010, S&P downgraded BT Group plc’s credit rating by one ratings category to BBB–. At the next coupon date in the 2011 financial year, the rate payable on these bonds increased by 0.25 percentage points.

[b]	Hedged in a designated cash flow hedge.

[c]	Hedged in a designated fair value hedge.

[d]	The interest rate payable on this bond would attract an additional 1.25% for a downgrade by one credit rating category by either or both Moody’s and S&P below Baa3/BBB– respectively.

[e]	Commercial paper is denominated in US Dollars £15m (2010: £nil) and Euro £56m (2010: £nil).

[f]	Includes fixed interest bonds issued to group undertakings amounting to £1,515m (2010: £6,219m) Sterling and £14m (2010: £50m) Euros with maturities between 2011 and 2025.

[g]	Loans from group undertakings are mainly denominated in Sterling of £43,848m (2010: £52,480m), Euro of £895m (2010: £985m) and US Dollars of £886m (2010: £1,372m).
The interest rates payable on loans and borrowings disclosed above reflect the coupons on the underlying issued loans and borrowings and not the interest rates achieved through applying associated currency and interest rate swaps in hedge arrangements.

Notes to the financial statements	British Telecommunications plc Annual Report and Form 20-F 2011 99

7. Loans and other borrowings continued

	2011	2010
At 31 March	£m	£m

Repayments falling due as follows:
Within one year, or on demand	5,942	9,348

Between one and two years	1,813	140
Between two and three years	52	1,833
Between three and four years	1,227	44
Between four and five years	2,083	1,204
After five years	44,751	55,162

Total due for repayment after more than one year	49,926	58,383

Total repayments	55,868	67,731
Fair value adjustments for hedged risk	(3)	(6)

Total loans and other borrowings	55,865	67,725

			Repayment of outstanding
	Minimum lease payments		lease obligations
	2011	2010	2011	2010
At 31 March	£m	£m	£m	£m

Amounts payable under finance leases:
Within one year	174	157	167	149
In the second to fifth years inclusive	204	298	191	282
After five years	11	9	10	7

	389	464	368	438
Less: future finance charges	(21)	(26)	–	–

Total finance lease obligations	368	438	368	438

The company’s obligations under finance leases are secured by the lessors’ title to the leased assets.
8. Other creditors: amounts falling due within one year

	2011	2010
At 31 March	£m	£m

Trade creditors	2,128	2,284
Amounts owed to group undertakings	1,804	1,396
Other taxation and social security	396	419
Other creditors	278	284
Accrued expenses	271	300
Deferred income	1,133	1,130

Total	6,010	5,813

9. Other creditors: amounts falling due after more than one year

	2011	2010
At 31 March	£m	£m

Total	818	767

10. Provisions for liabilities and charges

			Other
	Property provisions	[a]	provisions	[b]	Total
Provisions for liabilities and charges excluding deferred taxation	£m		£m		£m

At 1 April 2010	272		392		664
Charged to the profit and loss account[c]	131		208		339
Unwind of discount	3		–		3
Utilised or released	(88)		(94)		(182)

At 31 March 2011	318		506		824

[a]	Property provisions mainly comprise onerous lease provisions arising from the rationalisation of the group’s property portfolio. The provisions will be utilised over the remaining lease periods, which range from one to 21 years. Financial liabilities comprise £280m (2010: £255m) of this balance.

[b]	Other provisions includes:

– Amounts provided in relation to the BT Global Services contract and financial reviews in 2009. These will be utilised as the obligations are settled.

– Amounts provided for legal or constructive obligations arising from insurance claims, litigation and regulatory risk, which will be utilised as the obligations are settled.

[c]	Includes £88m (2010: £121m) for property rationalisation costs.

100 British Telecommunications plc Annual Report and Form 20-F 2011	Notes to the financial statements

10. Provisions for liabilities and charges continued
Deferred taxation
Deferred tax is provided for in full on certain timing differences. BT does not discount the provision.

£m

At 1 April 2010	1,599
(Credit) recognised in the profit and loss account	(202)
Charge recognised in reserves	12
Transfer from current tax	56

At 31 March 2011	1,465

	2011	2010
At 31 March	£m	£m

Tax effect of timing differences due to:
Excess capital allowances	1,524	1,776
Share-based payments	(14)	(18)
Other	(45)	(159)

Total provision for deferred taxation	1,465	1,599

The deferred taxation asset relating to the retirement benefit deficit is disclosed in note 16.
11. Called up share capital
The allotted, called up and fully paid share capital of the company was £2,172m at 31 March 2011 (2010: £2,172m), representing 8,689,755,905 (2010: 8,689,755,905) ordinary shares.
12. Reconciliation of movement in equity shareholders’ funds

		Share			Profit
	Share	premium		Other	and loss
	capital	account	[a]	reservesa, [c]	account	Total
	£m	£m		£m	£m	£m

At 1 April 2009	2,172	8,000		1,238	(128)	11,282
Profit for the year[b]	–	–		–	3,636	3,636
Actuarial losses	–	–		–	(4,327)	(4,327)
Deferred tax on actuarial losses	–	–		–	1,212	1,212
Share-based payment	–	–		–	57	57
Tax on items taken directly to equity	–	–		160	–	160
Gain on available-for-sale assets	–	–		4	–	4
Decrease in fair value of cash flow hedges	–	–		(1,067)	–	(1,067)
Reclassified and reported in fixed assets	–	–		(4)	–	(4)
Recognised in profit and loss in the year	–	–		508	–	508

At 1 April 2010	2,172	8,000		839	450	11,461
Profit for the year[b]	–	–		–	3,551	3,551
Actuarial gains	–	–		–	5,126	5,126
Deferred tax on actuarial gains	–	–		–	(1,534)	(1,534)
Share-based payment	–	–		–	57	57
Tax on items taken directly to equity	–	–		(5)	17	12
Gain on available-for-sale assets	–	–		5	–	5
Decrease in fair value of cash flow hedges	–	–		(327)	–	(327)
Recognised in profit and loss in the year	–	–		344	–	344

At 31 March 2011	2,172	8,000		856	7,667	18,695

[a]	The share premium account, representing the premium on allotment of shares, and the capital redemption reserve are not available for distribution.

[b]	As permitted by Section 408(3) of the Companies Act 2006, no profit and loss account of the company is presented. The company’s profit for the financial year including dividends received from subsidiary undertakings was £3,551m (2010: £3,636m) before dividends paid of £nil (2010: £nil).

[c]	A breakdown of other reserves is provided in note 13.

Notes to the financial statements	British Telecommunications plc Annual Report and Form 20-F 2011 101

13. Reconciliation of movement in other reserves

	Available-for-sale	Cash flow	Capital redemption	Total
	reserve	reserve	reserve	other reserves
	£m	£m	£m	£m

At 1 April 2009	(13)	499	752	1,238
Gain on available-for-sale assets	4	–	–	4
Net fair value losses	–	(1,067)	–	(1,067)
Recognised in profit and loss in the year	–	508	–	508
Reclassified and reported in fixed assets	–	(4)	–	(4)
Tax on items taken directly to equity	–	160	–	160

At 1 April 2010	(9)	96	752	839
Gain on available-for-sale assets	5	–	–	5
Net fair value losses	–	(327)	–	(327)
Recognised in profit and loss in the year	1	343	–	344
Tax on items taken directly to equity	–	(5)	–	(5)

At 31 March 2011	(3)	107	752	856

14. Related party transactions
The company is a wholly owned subsidiary of BT Group Investments Limited, which is the immediate parent company. BT Group Investments Limited is a wholly owned subsidiary of the ultimate holding company and controlling entity, BT Group plc.
     Copies of the ultimate holding company’s financial statements may be obtained from The Secretary, BT Group plc, 81 Newgate Street, London EC1A 7AJ.
     The results of the company are included in the consolidated financial statements of BT Group plc. Consequently, the company is exempt under the terms of FRS 8, ‘Related Party Disclosures’, from disclosing details of transactions and balances with BT Group plc, fellow subsidiaries and associated undertakings, and other companies which are deemed to be under common control.
15. Financial commitments and contingent liabilities

	2011	2010
At 31 March	£m	£m

Contracts placed for capital expenditure not provided in the accounts	455	368

Operating lease payments payable within one year of the balance sheet date were in respect of leases expiring:
Within one year	25	22
Between one and five years	100	123
After five years	337	340

Total payable within one year	462	485

Operating lease commitments were mainly in respect of land and buildings which arose from a sale and operating leaseback transaction in a prior period. Leases have an average term of 21 years (2010: 22 years) and rentals are fixed for an average of 21 years (2010: 22 years).
     At 31 March 2011, other than as disclosed below, there were no contingent liabilities or guarantees other than those arising in the ordinary course of the group’s business and on these no material losses are anticipated. The group has insurance cover to certain limits for major risks on property and major claims in connection with legal liabilities arising in the course of its operations. Otherwise, the group generally carries its own risks.
     The group has provided guarantees relating to certain leases entered into by Telefonica UK Limited prior to its demerger with O2 on 19 November 2001. mmO2 plc has given BT a counter indemnity for these guarantees. The maximum exposure was US$128m as at 31 March 2011 (2010: US$132m), approximately £80m (2010: £87m), although this could increase by a further US$268m (2010: US$304m), approximately £167m (2010: £200m), in the event of credit default in respect of amounts used to defease future lease obligations. The guarantee lasts until Telefonica UK Limited has discharged all its obligations, which is expected to be when the lease ends on 30 January 2017.
     We do not believe that there is any single current court action that would have a material adverse effect on the financial position or operations of the group. During 2011 the aggregate volume and value of legal actions for which the group is party has remained broadly the same as at the end of 2010, during which the levels had increased significantly.
     The European Commission formally investigated the way the UK Government set the rates payable on BT’s infrastructure and those paid by KCOM, and whether or not the UK Government complied with EU rules on state aid. The Commission concluded in October 2006 that no state aid had been granted was appealed. In January 2011, the appeal was rejected as inadmissible.

102 British Telecommunications plc Annual Report and Form 20-F 2011	Notes to the financial statements

16. Retirement benefits
Background
The company has both defined benefit and defined contribution retirement benefit plans.
     The company’s main plans are in the UK. The BT Pension Scheme (BTPS) is a defined benefit plan which has been closed to new entrants since 31 March 2001. Subsequent to that date new entrants have been able to join a defined contribution plan, initially the BT Retirement Plan (BTRP) and since 1 April 2009 the BT Retirement Saving Scheme (BTRSS), a contract based defined contribution arrangement, to which BTRP members were invited to transfer their accumulated assets.
Amounts recognised in the profit and loss account in respect of the company’s pension plans

	2011	2010
Year ended 31 March	£m	£m

Current service cost – defined benefit plans	286	199
– defined contribution plans	80	68

Total operating charge	366	267

Expected return on pension plan assets	(2,239)	(1,932)
Interest expense on pension plan liabilities	2,315	2,211

Net finance expense	76	279

Amount charged to profit before taxation	442	546

The total cost relating to defined benefit plans was £289m (2010: £201m) of which £3m (2010: £2m) has been recharged to subsidiary undertakings who are participating employers in the BTPS. The company retains the full liability for the BTPS.
     The profit and loss account charge in respect of defined contribution schemes represents a fixed proportion of employees’ pay. The company has no exposure to investment and other experience risk.
     £6m (2010: £6m, 2009: £4m) of contributions to defined contribution scheme were outstanding at 31 March 2011.
Defined benefit plans
BT Pension Scheme Trustees Limited administers and manages the scheme on behalf of the members in accordance with the terms of the Trust Deed of the scheme and relevant legislation. Under the terms of the Trust Deed of the BTPS, there are nine Trustee directors appointed by the group, five of which appointments are made with the agreement of the relevant trade unions, including the Chairman of the Trustee. Four Trustee directors, other than the Chairman, are appointed by BT on the nomination of the relevant trade unions. Two of the Trustee directors will normally hold senior positions within the group, and two will normally hold (or have held) senior positions in commerce or industry. Subject to there being an appropriately qualified candidate, there should be at least one current pensioner or deferred pensioner of the BTPS as one of the Trustee directors. Trustee directors are appointed for a three year term, but are then eligible for re-appointment (the “Trustee”).
Balance sheet position in respect of defined benefit plans
The net pension obligation is set out below:

	2011			2010
		Present			Present
		value of			value of
	Assets	liabilities	Deficit	Assets	liabilities	Deficit
At 31 March	£m	£m	£m	£m	£m	£m

BTPS	37,034	(38,715)	(1,681)	35,278	(43,018)	(7,740)
Other plans	–	(39)	(39)	–	(39)	(39)

Total (deficit) asset	37,034	(38,754)	(1,720)	35,278	(43,057)	(7,779)
Deferred tax asset			447			2,179

Net pension obligation			(1,273)			(5,600)

[a]	Included in the present value of liabilities of other plans is £39m (2010: £39m) related to unfunded pension arrangements.
The BTPS assets are invested in UK and non-UK equities, UK and overseas properties, fixed-interest and index-linked securities, alternative assets commodities, hedge funds, private equity, infrastructure and credit opportunities, deposits and short-term investments. At 31 March 2011 and 31 March 2010, the scheme’s assets did not include any ordinary shares of the ultimate parent company, BT Group plc. However, the scheme held £10m (2010: £52m) of bonds and £7m (2010: £6m) of index-linked bonds issued by the company. The company occupies two (2010: four) properties owned by the BTPS on which an annual rental of £0.1m is payable (2010: £0.2m).

Notes to the financial statements	British Telecommunications plc Annual Report and Form 20-F 2011 103

16. Retirement benefits continued
Movements in defined benefit plan assets and liabilities

	Assets	Liabilities	Deficit
	£m	£m	£m

At 1 April 2009	29,227	(33,108)	(3,881)
Current service cost	–	(201)	(201)
Expected return on pension plan assets[a] (interest expense on pension plan liabilities)	1,932	(2,211)	(279)
Actuarial gain (loss)[a]	5,143	(9,470)	(4,327)
Regular contributions by employer	384	–	384
Deficiency contributions by employer	525	–	525
Contributions by employees	15	(15)	–
Benefits paid	(1,948)	1,948	–

At 1 April 2010	35,278	(43,057)	(7,779)
Current service cost	–	(289)	(289)
Expected return on pension plan assets[a] (interest expense on pension plan liabilities)	2,239	(2,315)	(76)
Actuarial gain (loss)[a]	212	4,914	5,126
Regular contributions by employer	266	–	266
Deficiency contributions by employer	1,030	–	1,030
Contributions by employees	14	(14)	–
Benefits paid	(2,005)	2,007	2

At 31 March 2011	37,034	(38,754)	(1,720)

[a]	Actual return on plan assets in the year was £2,451m (2010: £7,075m).
The expected long term rate of return and fair values of the assets of the BTPS at 31 March 2011 are disclosed in note 23 of the consolidated financial statements.
     The present value of the obligation is derived from long term cash flow projections and is thus inherently uncertain.
Amounts recognised in equity shareholders’ funds for actuarial gains or losses arising upon defined benefit plans

	2011	2010
Year ended 31 March	£m	£m

Actuarial (losses) gains at 1 April	(4,895)	(568)

Actuarial gains (losses) for the year:
– arising on plan liabilities	4,914	(9,470)
– arising on plan assets	212	5,143

Net actuarial gains (losses) recognised for the year in equity shareholders’ funds	5,126	(4,327)

Actuarial gains (losses) at 31 March	231	(4,895)

History of experience gains and losses recognised under FRS 17

	2011	2010	2009	2008	2007
At 31 March	£m	£m	£m	£m	£m

Present value of defined benefit obligation	(38,754)	(43,057)	(33,108)	(34,478)	(38,615)
Fair value of plan assets	37,034	35,278	29,227	37,331	38,287

Net pension (obligation) asset	(1,720)	(7,779)	(3,881)	2,853	(328)

Actuarial gain (loss) arising from assumptions used to value the defined benefit liability	4,656	(11,102)	2,653	5,214	248
Actuarial gain (loss) arising from experience adjustments on defined benefit liability	258	1,632	(238)	(22)	190

Total actuarial gain (loss) arising on defined benefit liability	4,914	(9,470)	2,415	5,192	438

Total actuarial gain or loss arising on defined benefit obligation as a percentage of the present value of the defined benefit obligation	12.7%	22.0%	7.3%	15.1%	1.1%
Actuarial gain (loss) arising from experience adjustment on plan assets	212	5,143	(9,440)	(2,572)	977
Actuarial gain or loss arising from experience adjustment on plan assets as a percentage of the plan assets	0.6%	14.6%	32.3%	6.9%	2.6%

Actuarial gain (loss) arising from assumptions used to value the defined benefit obligation represents the impact on the liability of changes to the assumptions used at the year end compared to the assumptions used at the prior year end. This includes both financial assumptions, which are based on market conditions at the year end, and non-financial assumptions such as life expectancy.
     Actuarial gain (loss) arising from experience adjustments on the defined benefit obligation represent the impact on the liability of differences between actual experience during the year compared to the assumptions made. Such differences might arise, for example, from actual salary increases being different from those assumed, or members choosing different benefit options at retirement.
     Actuarial gain (loss) arising from experience adjustments on plan assets represents the difference between actual investment performance in the year and the expected rate of return on assets assumed at the start of the year.

104 British Telecommunications plc Annual Report and Form 20-F 2011	Notes to the financial statements

16. Retirement benefits continued
The rate of inflation influences the assumptions for salary and pension increases. In assessing the appropriate assumption for pension increases, management have considered the announcement in July 2010 by the UK Government that the Consumer Prices Index (CPI), rather than RPI, will be used as the basis for determining the rate of inflation for the statutory minimum rate of revaluation and indexation of occupational pension rights.
     The impact of using CPI instead of RPI is to reduce BTPS liabilities at 31 March 2011 by £3.5bn. In determining the most appropriate manner by which to reflect the impact of the change on the scheme liabilities, the directors have had regard to the UITF Abstract 48 “Accounting implications of the replacement of the Retail Prices Index with the Consumer Prices Index for retirement benefits” issued by the Urgent Issues Task Force of the UK Accounting Standards Board in December 2010. The Abstract states that, where the obligation is to pay pensions with increases based on a general measure of inflation rather than a measure linked specifically to RPI, a change in the inflation assumption represents an actuarial gain or loss rather than a cost relating to past service of employees. Accordingly, the gain on re-measurement of the liabilities of the BTPS to reflect CPI as the inflation measure is recorded as an actuarial gain in equity shareholders’ funds in 2011.
Cash contributions to the BTPS
The company has made the following contributions to the BTPS:

	2011	2010
Year ended 31 March	£m	£m

Ordinary contributions	266	384
Deficit contributions	1,030	525

Total contributions in the year	1,296	909

The company expects to contribute approximately £135m to the BTPS in 2012, being ordinary contributions only as the deficit payment due in December 2011 was paid early in March 2011. The expected payments are reduced by £110m to recover overpayments of ordinary contributions paid in 2010 before the reduced rate of regular contributions was announced in February 2010.
     Details of the measurement of scheme assets and liabilities, funding valuation and future funding obligations are disclosed in note 23 of the consolidated financial statements of British Telecommunications plc.
17. Employees and Directors
The average number of persons employed by the company (including Directors) during the year was:

	2011	2010
Year ended 31 March	000	000

Average monthly number of employees[a]	74.3	80.2

The aggregate staff costs were as follows:

	2011	2010
Year ended 31 March	£m	£m

Wages and salaries	2,957	3,156
Share-based payment	55	57
Social security	325	312
Other pension costs	366	267

	3,703	3,792

[a]	Includes an average of 51 non UK employees (2010: 50 employees).
18. Directors’ remuneration
Information covering Directors’ remuneration, interests in shares and share options of the ultimate parent, BT Group plc, and pension benefits is included in note 6 to the consolidated financial statements of BT plc.

Notes to the financial statements	British Telecommunications plc Annual Report and Form 20-F 2011 105

19. Derivatives
The majority of the company’s long-term listed bonds have been, and are, subject to fixed Sterling interest rates after applying the impact of hedging instruments. Outstanding currency and interest rate swaps at 31 March 2011 are detailed in the ‘Hedging activities’ and ‘Other derivatives’ sections below.
     The company also uses financial instruments to hedge some of its currency exposures arising from its short-term investment funds, assets, liabilities and forward purchase commitments. The financial instruments used comprise forward currency contracts.
     The company does not hold or issue derivative financial instruments for trading purposes. All transactions in derivative financial instruments are undertaken to manage the risks arising from underlying business activities.
Hedging activities
The company had outstanding hedging activities as at 31 March 2011 as follows:

				Derivative fair value[b]
								Period over
						Remaining term	Weighted average	which forecast
	Hedging		Notional			of hedging	interest rate on	transaction
Hedged item	instruments	Hedge type	principal	Asset	Liability	instruments	hedging instruments	arises
			£m	£m	£m

Euro and US Dollar	Interest rate swaps	Cash flow	1,014	–	265	20 years	Sterling receivable at 1.0%
denominated borrowings[a]							Sterling payable at 6.0%
	Cross currency swaps	Cash flow	5,451	622	29	2 to 20 years	Euro receivable at 6.1%
							US Dollar receivable at 6.9%
							Sterling payable at 3.2%

Sterling denominated	Interest rate swaps	Fair value	500	4	2	18 years	Sterling receivable at 5.8%
borrowings[a]							Sterling payable at 2.6%

Euro and US Dollar step up	Forward currency contracts	Cash flow	245	1	4	3 months		20 years
interest on currency
denominated borrowings[a]

Euro and US Dollar	Forward currency contracts	Cash flow	70	1	–	1 to 6 months
commercial paper[a]						rolling basis

Currency exposures on	Forward currency contracts	Cash flow	3	–	–	1 month
overseas purchases principally						rolling basis		12 months
US Dollar and Asia Pacific
currencies

Purchase of US Dollar	Forward currency contracts	Cash flow	213	2	2	1 to 6 months
denominated retail devices

Total				630	302

[a] See note 7.

[b] See note 3.
The company had outstanding hedging activities as at 31 March 2010 as follows:

				Derivative fair value[b]
						Remaining	Weighted	Period over
						term of	average interest	which forecast
	Hedging		Notional			hedging	rate on hedging	transaction
Hedged item	instruments	Hedge type	principal	Asset	Liability	instruments	instruments	arises
			£m	£m	£m

Euro and US Dollar	Interest rate swaps	Cash flow	2,913	–	361	9 months to 21 years	Sterling receivable at 0.8%
denominated borrowings[a]							Sterling payable at 5.9%

	Cross currency swaps	Cash flow	7,612	1,571	30	9 months to 21 years	Euro receivable at 6.1%
							US Dollar receivable at 7.6%
							Sterling payable at 6.3%

Sterling denominated	Interest rate swaps	Fair value	500	–	6	19 years	Sterling receivable at 5.8%
borrowings[a]							Sterling payable at 2.2%

Euro and US Dollar step up	Forward currency	Cash flow	247	16	–	3 to 9 months		21 years
interest on currency	contracts					rolling basis
denominated borrowings[a]

Currency exposures on overseas	Forward currency	Cash flow	161	–	4	1 month		12 months
purchases principally US Dollar	contracts					rolling basis
and Asia Pacific currencies

Purchase of US Dollar	Forward currency	Cash flow	180	7	–	1 to 9 months
denominated retail devices	contracts

Total				1,594	401

[a]	See note 7.

[b]	See note 3.

106 British Telecommunications plc Annual Report and Form 20-F 2011	Notes to the financial statements

19. Derivatives continued
Other derivatives
At 31 March 2011, the company held certain foreign currency forward and interest rate swap contracts which were not in hedging relationships in accordance with FRS 26. Foreign currency forward contracts were economically hedging operational purchases and sales. The interest rate swap contracts were hedging the group’s bond portfolio but became ineffective on first adoption of FRS 26. The volatility arising from these swaps is recognised through the profit and loss account but is limited due to a natural offset in their valuation movements.
     The table below shows features of these derivatives at 31 March 2011 and 2010.

	2011
				Remaining
	Notional	Derivative fair value[a]		term of	Weighted
	principal	Asset	Liability	derivatives	average
At 31 March	£m	£m	£m		%

Foreign currency forward contracts	464	4	–	2 months
Interest rate swaps	1,887	99	267	3 to 20 years	Sterling receivable at 4.3%
					Sterling payable at 5.9%

Total		103	267

[a]	See note 3.

	2010
				Remaining
	Notional	Derivative fair value[a]		term of	Weighted
	principal	Asset	Liability	derivatives	average
At 31 March	£m	£m	£m		%

Foreign currency forward contracts	189	–	2	1 month
Interest rate swaps	1,887	106	295	4 to 21 years	Sterling receivable at 4.2%
					Sterling payable at 5.8%
Cross currency swaps	12	–	1	9 months	US Dollar receivable at 8.1%
					Sterling payable at 8.7%

Total		106	298

[a]	See note 3.
Fair value of financial instruments
The following table discloses the carrying amounts and fair values of all of the company’s financial instruments which are not carried at an amount which approximates to its fair value on the balance sheet at 31 March 2011 and 2010. The carrying amounts are included in the company balance sheet under the indicated headings. The fair values of listed investments were estimated based on quoted market prices for those investments. The carrying value of floating rate investments approximated to their fair values due to the frequent reset of interest rates to market rates. The carrying amount of the short-term deposits and investments approximated to their fair values due to the short maturity of the investments held. The carrying amount of trade receivables and payables approximated to their fair values due to the short maturity of the amounts receivable and payable. The fair value of the company’s bonds, finance leases and other long-term borrowings has been estimated on the basis of quoted market prices for the same or similar issues with the same maturities where they existed, and on calculations of the present value of future cash flows using the appropriate discount rates in effect at the balance sheet dates, where market prices of similar issues did not exist. The carrying value of floating rate borrowings approximated to their fair values due to the frequent reset of interest rates to market rates. The fair value of the company’s outstanding swaps and foreign exchange contracts where the estimated amounts, calculated using discounted cash flow models, that the company would receive or pay in order to terminate such contracts in an arms length transaction taking into account market rates of interest and foreign exchange of the balance sheet date.

	Carrying amount		Fair value
	2011	2010	2011	2010
	£m	£m	£m	£m

Non-derivatives:
Financial liabilities
Listed bonds	9,028	12,157	10,274	13,304
Finance leases	368	438	413	477
Other loans and borrowings	46,469	55,130	46,592	55,935

20. Audit Services
Information relating to fees for audit services paid or payable to the company’s auditor, PricewaterhouseCoopers LLP, is included in note 8 to the consolidated financial statements of BT plc.

Notes to the financial statements	British Telecommunications plc Annual Report and Form 20-F 2011 107

SUBSIDIARY UNDERTAKINGS AND ASSOCIATE
The table below gives brief details of the group’s principala operating subsidiaries and associateb at 31 March 2011. All subsidiaries are unlisted, unless otherwise stated. No subsidiaries are excluded from the group consolidation.

		Group interest	Country
Subsidiary undertakings	Activity	in allotted capital[c]	of operations[d]

BT Americas Inc[d,e]	Communications related services, systems integration and	100% common	International
products provider

BT Australasia Pty Limited[e]	Communications related services and products provider	100% ordinary	Australia
100% preference

BT Brasil Servicos de Telecomunicacoes Ltda[b,e]	Data communication services	100% common	Brazil

BT Business Direct Limited[e]	Technology equipment retailer	100% ordinary	UK

BT Centre Nominee 2 Limited[e]	Property holding company	100% ordinary	UK

BT Communications do Brasil Limitada[b,e]	Communications related services, technology consulting	100% common	Brazil
and products provider

BT Communications Ireland Limited[e]	Telecommunications service provider	100% ordinary	Republic of Ireland

BT Conferencing Inc[e]	Audio, video and web collaboration service provider	100% common	US

BT Conferencing Video Inc[e]	Audio, video and web collaboration service provider	100% common	US

BT Convergent Solutions Limited[e]	Communications related services and products provider	100% ordinary	UK

BT Engage IT Limited[e]	IT solutions provider	100% ordinary	UK

BT ESPANA, Compania de Servicios Globales de	Communications related services and products provider	100% ordinary	Spain
Telecommunicaciones, SAe

BT Fleet Limited	Fleet management company	100% ordinary	UK

BT France SAe	Communications related services, systems integration and	100% ordinary	France
products provider

BT Frontline Pte Ltd[e]	Communications related services and products provider	100% ordinary	Singapore

BT (Germany) GmbH & Co. oHG[e]	Communications related services and products provider	100% ordinary	Germany

BT Global Communications India Private Limited[e]	Communications related services	100% ordinary	India

BT Global Services Limited[e]	International telecommunications network systems provider	100% ordinary	UK

BT Holdings Limited	Investment holding company	100% ordinary	UK

BT Hong Kong Limited[e]	Communications related services and products provider	100% ordinary	Hong Kong
100% preference

BT INS Inc[e]	Information telecommunications consulting and software	100% common	US
solutions provider

BT LatAm Brasil Ltda[b,e]	Data communication services	100% common	Brazil

BT Italia SpA[e]	Communications related services and products provider	98.6% ordinary	Italy

BT Limited[e]	International telecommunications network systems provider	100% ordinary	International

BT Managed Services Limited	Communications related services and products provider	100% ordinary	UK

BT Nederland NV	Communications related services and products provider	100% ordinary	Netherlands

BT Payment Services Limited	Payment services provider	100% ordinary	UK

BT Services SAe	Technology consulting and engineering services	100% ordinary	France

BT Singapore Pte Ltd[e]	Communications related services and products provider	100% ordinary	Singapore

BT Switzerland AGe	Communications related services and products provider	100% ordinary	Switzerland

BT US Investments Limited[b,e]	Investment holding company	100% ordinary	Jersey

Business Integration S.L.[e]	Technology consulting and engineering services	100% ordinary	Spain

Communications Global Network Services Limited[d,e]	Communications related services and products provider	100% ordinary	International

Communications Networking Services (UK)[e]	Communications related services and products provider	100% ordinary	UK

dabs.com plc	Technology equipment retailer	100% ordinary	UK

Infonet Services Corporation[e]	Global managed network service provider	100% common	US

Infonet USA Corporation[e]	Global managed network service provider	100% common	US

Plusnet plc	Broadband service provider	100% ordinary	UK

Radianz Americas Inc[e]	Global managed network service provider	100% common	US
100% preference

[a]	The group comprises a large number of entities and it is not practical to include all of them in this list. The list therefore includes only those entities that have a significant impact on the revenue, profit or assets of the group. A full list of subsidiaries, joint ventures and associates will be annexed to the company’s next annual return filed with the Registrar of Companies.

[b]	The principal operating subsidiaries (listed above) have a reporting date of 31 March, except BT US Investments Limited which changed its reporting date to 31 October in order to meet its corporate objectives and entities domiciled in Brazil, due to regulatory requirements.

[c]	The proportion of voting rights held corresponds to the aggregate interest percentage held by the holding company and subsidiary undertakings.

[d]	All overseas undertakings are incorporated in their country of operations. Subsidiary undertakings operating internationally are all incorporated in England and Wales, except BT Americas Inc and Communications Global Network Services Limited which are incorporated in the US and Bermuda respectively.

[e]	Held through intermediate holding company.

		Share capital
			Percentage	Country
Associate	Activity	Issued[f]	owned[g]	of operations[h]

Tech Mahindra Limited	Global systems integrator and business transformation consultancy provider	125,955,481	23.5%	India

[f]	Issued share capital comprises ordinary or common shares, unless otherwise stated.

[g]	Held through an intermediate holding company.

[h]	Incorporated in the country of operations.

108 British Telecommunications plc Annual Report and Form 20-F 2011	Subsidiary undertakings and associate

ADDITIONAL INFORMATION FOR SHAREHOLDERS
Cautionary statement regarding forward-looking statements
Certain statements in this annual report are forward-looking and are made in reliance on the safe harbour provisions of the US Private Securities Litigation Reform Act of 1995. These statements relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable. These statements include, without limitation, those concerning: revenue; free cash flow; operating cost savings and reductions; capital expenditure; investment in and roll out of fibre; our broadband service and strategy; enhancing our TV offering; growth of, and opportunities available in, the communications industry and BT’s positioning to take advantage of those opportunities; charges, interest and cash contributions to the BT Pension Scheme; expectations regarding competition, market shares, prices and growth; expectations regarding the convergence of technologies; growth and opportunities in networked IT services, the TV market, broadband and mobility; BT Global Services cash flow; plans for the launch of new products and services; network performance and quality; the impact of regulatory initiatives and decisions on operations, including the regulation of the UK fixed wholesale and retail businesses and the impact of the Undertakings to Ofcom under the Enterprise Act; BT’s possible or assumed future results of operations and/or those of its associates and joint ventures; adequacy of capital; financing plans and refinancing requirements; demand for and access to broadband and the promotion of broadband by third-party service providers; and those preceded by, followed by, or that include the words ‘aims’, ‘believes’, ‘expects’, ‘anticipates’, ‘intends’, ‘will’, ‘should’ or similar expressions.
     Although BT believes that the expectations reflected in these forward-looking statements are reasonable, it can give no assurance that these expectations will prove to have been correct. Because these statements involve risks and uncertainties, actual results may differ materially from those expressed or implied by these forward-looking statements. Factors that could cause differences between actual results and those implied by the forward-looking statements include, but are not limited to: material adverse changes in economic conditions in the markets served by BT; future regulatory actions and conditions in its operating areas, including competition from others; selection by BT of the appropriate trading and marketing models for its products and services; technological innovations, including the cost of developing new products, networks and solutions and the need to increase expenditures for improving the quality of service; the anticipated benefits and advantages of new technologies, products and services not being realised; developments in the convergence of technologies; prolonged adverse weather conditions resulting in a material increase in overtime, staff or other costs; the timing of entry and profitability of BT in certain communications markets; significant changes in market shares for BT and its principal products and services; fluctuations in foreign currency exchange rates and interest rates; the underlying assumptions and estimates made in respect of major contracts proving unreliable; the aims of the BT Global Services’ restructuring programme not being achieved; the outcome of the Pensions Regulator’s review; and general financial market conditions affecting BT’s performance and ability to raise finance. Certain of these factors are discussed in more detail elsewhere in this annual report including, without limitation, in Our risks on pages 15 to 18. BT undertakes no obligation to update any forward-looking statements whether as a result of new information, future events or otherwise.
Background
Telephone services in almost all of the UK were, until 1981, provided by the Post Office, which was a government department until 1969 when it was established as a state public corporation. In 1981, the postal and telecommunications services of the Post Office became the responsibility of two separate corporations, with British Telecommunications – under the trading name of British Telecom – taking over the telecommunications business.
     British Telecommunications plc, the successor to the statutory corporation British Telecommunications, was incorporated in England and Wales on 1 April 1984 as a public limited company, wholly owned by the UK Government, as a result of the Telecommunications Act 1984. Between November 1984 and July 1993, the UK Government sold all of its shareholding in three public offerings.
     BT Group was formed when the O2 business, comprising what had been BT’s mobile activities in the UK, the Netherlands, Germany and the Republic of Ireland, was demerged on 19 November 2001. British Telecommunications plc shares ceased trading on the London, New York and Tokyo stock exchanges on 16 November 2001. BT Group’s shares commenced trading on the London and New York stock exchanges on 19 November 2001. As a result of the transaction BT plc became a wholly owned subsidiary of BT Group Investments Limited (BTGI), itself wholly owned by BT Group plc. Accordingly, the ordinary shares of BT plc were de-listed from the London Stock Exchange on 19 November 2001.
     The registered office address of BT is 81 Newgate Street, London EC1A 7AJ. The company’s agent in the US is Richard Nohe, 620 Eighth Avenue, New York, NY 10018, US.

Additional information for shareholders	British Telecommunications plc Annual Report and Form 20-F 2011 109

Bonds prices
On 5 December 2000 BT issued four series of bonds comprising US$2.8bn 8.625% bonds due 2030 (the thirty-year 2000 Bonds), US$3.0bn 8.125% bonds due 2010 (the ten-year 2000 Bonds), US$3.1bn 7.625% bonds due 2005 (the five-year 2000 Bonds) and US$1.1bn floating rate bonds due 2003 (the three-year 2000 Bonds, and, together with the thirty-year 2000 Bonds, the ten-year 2000 Bonds and the five-year 2000 Bonds, the 2000 Bonds). The three-year 2000 Bonds were redeemed at par on 15 December 2003, the five-year 2000 Bonds were redeemed at par on 15 December 2005 and the ten-year 2000 Bonds were redeemed at par on 15 December 2010. On 5 December 2007, BT issued two series of bonds comprising US$600,000,000 5.15% senior bonds due 2013 (the five-year 2007 Bonds) and US$600,000,000 5.95% senior bonds due 2018 (the ten-year 2007 Bonds and, together with the five-year 2007 Bonds, the 2007 Bonds). On 19 March 2008, BT issued two series of bonds comprising US$250,000,000 5.15% senior bonds due 2013 (the five-year 2008 Bonds) and US$500,000,000 5.95% senior bonds due 2018 (the ten-year 2008 Bonds and, together with the five-year 2008 Bonds, the 2008 Bonds).
     The high and low prices for the outstanding 2000 Bonds since 31 March 2005 as determined by indications or reports supplied by Bloomberg were as follows:

	Thirty-year Bonds
	High	Low
Year ended 31 March 2006	141.95	127.65

Year ended 31 March 2007	141.83	120.97

Year ended 31 March 2008	140.17	121.62

Year ended 31 March 2009	129.73	83.15

Year ended 31 March 2010
First quarter	113.57	91.54
Second quarter	128.74	110.87
Third quarter	129.96	123.78
Fourth quarter	130.78	125.91
Full period	130.78	91.54

Year ended 31 March 2011
First quarter	133.22	119.55
Second quarter	140.53	121.13
Third quarter	141.67	131.49
Fourth quarter	141.01	131.35
Full period	141.67	119.55

Last six months
November 2010	139.05	133.07
December 2010	133.98	131.49
January 2011	135.94	131.35
February 2011	138.24	132.29
March 2011	141.01	137.50
April 2011	141.12	137.70

110 British Telecommunications plc Annual Report and Form 20-F 2011	Additional information for shareholders

Bonds prices continued
The high and low prices for the outstanding 2007 Bonds and 2008 Bonds since issue as determined by indications or reports supplied by Bloomberg were as follows:

	Five-year 2007 Bonds		Ten-year 2007 Bonds		Five-year 2008 Bonds		Ten-year 2008 Bonds
	High	Low	High	Low	High	Low	High	Low
Year ended 31 March 2008	103.04	97.72	104.13	95.49	103.04	97.72	104.13	95.49

Year ended 31 March 2009	100.37	86.40	100.22	78.68	100.37	86.40	100.22	78.68

Year ended 31 March 2010
First quarter	100.43	92.33	91.58	80.52	100.43	92.33	91.58	80.52
Second quarter	103.71	100.37	102.85	91.34	103.71	100.37	102.85	91.34
Third quarter	105.28	103.56	103.87	99.68	105.28	103.56	103.87	99.68
Fourth quarter	106.30	104.53	104.11	101.52	106.30	104.53	104.11	101.52
Full period	106.30	92.33	104.11	80.52	106.30	92.33	104.11	80.52

Year ended 31 March 2011
First quarter	106.10	104.20	106.53	101.72	106.10	104.20	106.53	101.72
Second quarter	106.76	104.69	111.28	103.63	106.76	104.69	111.28	103.63
Third quarter	107.54	105.83	113.21	108.04	107.54	105.83	113.21	108.04
Fourth quarter	106.78	106.05	111.93	108.38	106.78	106.05	111.93	108.38
Full period	107.54	104.20	113.21	101.72	107.54	104.20	113.21	101.72

Last six months
November 2010	107.54	106.26	113.21	110.07	107.54	106.26	113.21	110.07
December 2010	106.71	105.83	110.19	108.04	106.71	105.83	110.19	108.04
January 2011	106.78	106.05	110.46	108.38	106.78	106.05	110.46	108.38
February 2011	106.62	106.20	110.55	108.72	106.62	106.20	110.55	108.72
March 2011	106.66	106.08	111.93	110.07	106.66	106.08	111.93	110.07
April 2011	106.38	105.97	111.28	109.68	106.38	105.97	111.28	109.68

Additional information for shareholders	British Telecommunications plc Annual Report and Form 20-F 2011 111

Articles of Association (‘Articles’)
The following is a summary of the principal provisions of BT’s Articles, a copy of which has been filed with the Registrar of Companies.
     New Articles of Association were adopted by special resolution on 5 August 2010, largely to take account of changes in UK company law brought about by the Companies Act 2006 (‘2006 Act’). Under the 2006 Act, the Memorandum of Association serves a more limited role as historical evidence of the formation of the company. Since August 2010, the provisions in relation to objects in BT’s Memorandum are deemed to form part of BT’s Articles, and have been deleted from those Articles because of shareholders passing a resolution to this effect. Under the 2006 Act, BT’s objects are unrestricted.
Articles
(a) Voting rights
In the following description of the rights attaching to the shares in the company, a ‘holder of shares’ and a ‘member’ is, in either case, the person registered in the company’s register of members as the holder of the relevant shares.
     Subject to certain restrictions, on a show of hands, every member present in person or by proxy at any general meeting has one vote and, on a poll, every member present in person or by proxy has one vote for each share which they hold.
     Voting at any meeting of members is by a show of hands unless a poll is demanded by the chairman of the meeting or by any member at the meeting who is entitled to vote (or the member’s proxy).
(b) Changes in capital
The company may by ordinary resolution:
          (i) consolidate, or consolidate and then divide, all or any of its share capital into shares of a larger amount than its existing shares;
(ii) divide its shares, or any of them, into shares of a smaller amount and the resolution may decide that, as between the shares resulting from the division, any of them may have any preference or advantage as compared with the others.
The company may also:
          (i) buy back its own shares; and
          (ii) by special resolution reduce its share capital, any capital redemption reserve and any share premium account.
(c) Dividends
The company’s members can declare dividends by passing an ordinary resolution, in addition to the powers of the Board, provided that no dividend can exceed the amount recommended by the directors. Dividends must be paid out of profits available for distribution. If the directors consider that the profits of the company justify such payments, they can pay interim and final dividends. Fixed dividends will be paid on any class of share on the dates stated for the payments of those dividends.
     Any dividend which has not been claimed for 10 years after it was declared or became due for payment may be forfeited and will belong to the company unless the directors decide otherwise.
(d) Distribution of assets on winding up
If the company is wound up (whether the liquidation is voluntary, under supervision of a court or by a court) the liquidator can, with the authority of a special resolution passed by the members, divide among the members all or any part of the assets of the company. This applies whether the assets consist of property of one kind or different kinds. For this purpose, the liquidator can place whatever value the liquidator considers fair on any property and decide how the division is carried out between members or different groups of members. The liquidator can also, with the same authority, transfer any assets to trustees upon trusts for the benefit of members which the liquidator decides. The liquidation of the company can then be finalised and the company dissolved. No past or present members can be compelled to accept any shares or other property under BT’s Articles which could give them a liability.
(e) Transfer of shares
Shares of the company may only be transferred in writing and either in the usual form or another form approved by the Board. A transfer form must be signed or made effective in some way, by or on behalf of the person making the transfer and, unless the share is fully paid, by or on behalf of the person to whom the shares are being transferred.
(f) General meetings
The Board can decide to call general meetings. If there are not enough directors in the UK to call a general meeting, any director or member may call a general meeting.
(g) Limitations on rights of non-resident or foreign shareholders
There are no limitations on the rights of non-resident or foreign shareholders.
(h) Directors
Directors’ remuneration
The directors are entitled to the remuneration set by the company by an ordinary resolution. The directors may be paid their expenses properly incurred in connection with the business of the company.
     The directors can decide whether to provide pensions, annual payments or other allowances or benefits to any people including people who are or were directors of the company. The Board can decide to extend these arrangements to relations or dependants of, or people connected to these people. The Board can also decide to contribute to a scheme or fund or to pay premiums to a third party for these purposes. However, the company can only provide pension and other similar benefits to any director or former director who has not been an employee or held any other office or executive position in BT Group plc or any of its subsidiary undertakings, including the company, or to relations or dependants of, or people connected to, those directors or former directors, if the members approve this by passing an ordinary resolution.

112 British Telecommunications plc Annual Report and Form 20-F 2011	Additional information for shareholders

Articles continued
(i) Directors’ votes
A director need not be a member, but a director who is not a member can still attend and speak at members’ meetings. Unless BT’s Articles say otherwise, a director cannot vote on a resolution about a contract in which the director has an interest (this will also apply to interests of a person connected with the director).
     If the legislation allows, a director can vote and be counted in the quorum on a resolution concerning a contract:
(I)	in which the director has an interest of which the director is not aware; or which cannot reasonably be regarded as likely to give rise to a conflict of interest;

(II)	in which the director has an interest only because the director is a holder of shares, debentures or other securities of BT, or by reason of any other interest in or through BT;

(III)	which involves the giving of any security, guarantee or indemnity to the director or any other person for: money lent or obligations incurred by the director or by any other person at the request of or for the benefit of BT or the benefit of any of its subsidiary undertakings; or a debt or other obligation which is owed by BT or any of its subsidiary undertakings to that other person if the director has taken responsibility for all or any part of that debt or obligation by giving a guarantee, security or indemnity;

(IV)	where BT or any of its subsidiary undertakings is offering any shares, debentures or other securities for subscription or purchase to which the director is or may be entitled to participate as a holder of BT or BT Group plc securities; or where the director will be involved in the underwriting or sub-underwriting;

(V)	relating to any other company in which the director has an interest, directly or indirectly (including holding a position in that company) or is a shareholder, creditor, employee or otherwise involved in that company. These rights do not apply if the director owns 1% or more of that company or of the voting rights in that company;

(VI)	relating to an arrangement for the benefit of BT employees or former employees of BT or any of BT’s subsidiary undertakings which only gives the directors the same benefits that are generally given to the employees or former employees to whom the arrangement relates;

(VII)	relating to BT buying or renewing insurance for any liability for the benefit of directors or for the benefit of persons who include directors;

(VIII)	relating to the giving of indemnities in favour of directors;

(IX)	relating to the funding of expenditure by any director or directors: on defending criminal, civil or regulatory proceedings or actions against the director or the directors; in connection with an application to the court for relief; or on defending the director or the directors in any regulatory investigations; or which enables any director or directors to avoid incurring expenditure as described in this paragraph; and

(X)	in which the director’s interest, or the interest of directors generally, has been authorised by an ordinary resolution.
Subject to the relevant legislation, the members can by passing an ordinary resolution ratify any particular contract or arrangement carried out in breach of those provisions.
(j) Retirement of directors
No person will be prevented from being or becoming a director simply because that person has reached the age of 70.
(k) Directors’ borrowing powers
To the extent that the legislation and BT’s Articles allow, the Board may exercise all the powers of the company to borrow money, to mortgage or charge its business, property and assets (present and future) and to issue debentures and other securities, and give security either outright or as collateral security for any debt, liability or obligation of the company or another person.
Limitations affecting security holders
There are no limitations under the laws of the United Kingdom restricting the right of non-residents to hold or to vote shares in the company.
Documents on display
All reports and other information that BT files with the US Securities and Exchange Commission (SEC) may be inspected at the SEC’s public reference facilities at Room 1580, 100 F Street, NE Washington, DC, 20549, US. These reports may be accessed via the SEC’s website at www.sec.gov.

Additional information for shareholders	British Telecommunications plc Annual Report and Form 20-F 2011 113

CROSS REFERENCE TO FORM 20-F
The information in this document that is referred to in the following table shall be deemed to be filed with the Securities and Exchange Commission for all purposes:

Required Item in Form 20-F		Where information can be found in this Annual Report

Item		Section	Page

1	Identity of directors, senior management and advisors	Not applicable

2	Offer statistics and expected timetable	Not applicable

3	Key information
3A	Selected financial data	Omitted due to reduced disclosure format
3B	Capitalisation and indebtedness	Not applicable
3C	Reasons for the offer and use of proceeds	Not applicable

4	Information on the company
4A	History and development of the company	Business review
		Our business and strategy
		Who we are	2
		What we do	2
		Our lines of business	10
		Additional information for shareholders
		Background	109
		Financial review
		Liquidity
		Net capital expenditure	21
		Acquisitions and disposals	22
		Financial position and resources
		Capital expenditure	24
		Acquisitions and disposals	25
4B	Business overview	Business review
		Our business and strategy	2
		Our resources	8
		Our lines of business	10
		Our corporate responsibility	15
		Additional information for shareholders
		Cautionary statement regarding forward-looking statements	109
4C	Organisational structure	Business review
		Our lines of business	10
		Subsidiary undertakings and associate	108
4D	Property, plants and equipment	Business review
		Our resources
		Property portfolio	10
		Financial review
		Financial position and resources
		Balance sheet items
		Property, plant and equipment and software	24
		Consolidated financial statements
		Notes to the consolidated financial statements
		Property, plant and equipment	63

5	Operating and financial review and prospects
5A	Operating results	Business review
		Our lines of business	10
		Financial review	19
		Consolidated financial statements
		Accounting policies	33
		Additional information for shareholders
		Cautionary statement regarding forward-looking statements	109

5B	Liquidity and capital resources	Financial review	19
		Additional information for shareholders
		Cautionary statement regarding forward-looking statements	109
		Consolidated financial statements
		Notes to the consolidated financial statements	47
		Loans and other borrowings	68
		Financial instruments and risk management	80
		Financial commitments and contingent liabilities	89
5C	Research and development, patents and licences	Business review
		Our resources
		Global research capability	9
5D	Trend information	Financial review	19
		Additional information for shareholders
		Cautionary statement regarding forward-looking statements	109
5E	Off-balance sheet arrangements	Financial review
		Funding and capital management
		Off-balance sheet arrangements	23
5F	Tabular disclosure of contractual obligations	Financial review
		Funding and capital management
		Contractual obligations and commitments	23

6	Directors, senior management and employees
6A	Directors and senior management	Omitted due to reduced disclosure format
6B	Compensation	Omitted due to reduced disclosure format
6C	Board practices	Omitted due to reduced disclosure format
6D	Employees	Business review
		Our resources
		People	8
		Consolidated financial statements
		Notes to consolidated financial statements
		Employees	51
6E	Share ownership	Omitted due to reduced disclosure format

114 British Telecommunications plc Annual Report and Form 20-F 2011	Cross reference to Form 20-F

Required Item in Form 20-F		Where information can be found in this Annual Report

Item		Section	Page

7	Major shareholders and related party transactions
7A	Major shareholders	Omitted due to reduced disclosure format
7B	Related party transactions	Consolidated financial statements
Notes to the consolidated financial statements
		Related party transactions	52
7C	Interests of experts and counsel	Not applicable

8	Financial information
8A	Consolidated statements and other financial information	See Item 18 below
Financial review
Financial position and resources
		Legal proceedings	25
Financial review
Liquidity
		Dividends	22
Consolidated financial statements
Notes to the consolidated financial statements
		Financial commitments and contingent liabilities	89
Additional information for shareholders
Articles
		Dividends	112
8B	Significant changes	Financial review
Funding and capital management
		Going concern	24

9	The offer and listing
9A	Offer and listing details	Not applicable
9B	Plan of distribution	Not applicable
9C	Markets	Not applicable
9D	Selling shareholders	Not applicable
9E	Dilution	Not applicable
9F	Expenses of the issue	Not applicable

10	Additional information
10A	Share capital	Not applicable
10B	Articles of association	Additional information for shareholders
		Memorandum and Articles of Association	112
10C	Material contracts	Omitted due to reduced disclosure format
10D	Exchange controls	Additional information for shareholders
		Limitations affecting security holders	113
10E	Taxation	Not applicable
10F	Dividends and paying agents	Not applicable
10G	Statement by experts	Not applicable
10H	Documents on display	Additional information for shareholders
		Documents on display	113
10I	Subsidiary information	Not applicable
11	Quantitative and qualitative	Consolidated financial statements
	disclosures about market risk	Accounting policies
		Financial instruments	37
Notes to the consolidated financial statements
		Financial instruments and risk management	80
12	Description of securities other than equity securities	Not applicable
13	Defaults, dividend arrearages and delinquencies	Not applicable
14	Material modifications to the rights of security holders
	and use of proceeds	Not applicable
15	Controls and Procedures	Statutory information
		US Sarbanes-Oxley Act of 2002	28
		Disclosure controls and procedures	28
		Internal control over financial reporting	29
16A	Audit Committee financial expert	Omitted due to reduced disclosure format
16B	Code of Ethics	Omitted due to reduced disclosure format
16C	Principal accountants fees and services	Consolidated financial statements
Notes to the consolidated financial statements
		Audit and non-audit services	56
16E	Purchase of equity securities by the issuer and affiliated purchasers	Not applicable
16F	Change in registrant’s certifying accountants	Not applicable
16G	Corporate governance	Omitted due to reduced disclosure format
17	Financial statements	Not applicable
18	Financial statements	Report of the independent auditors – Consolidated financial
		statements	31
Consolidated financial statements
		Accounting policies	33
		Notes to the consolidated financial statements	47

Cross reference to Form 20-F	British Telecommunications plc Annual Report and Form 20-F 2011 115

Notes

British Telecommunications plc
Registered office: 81 Newgate Street, London EC1A 7AJ
Registered in England No. 1800000
Produced by BT Group
Designed by Greentarget, London
Typeset by RR Donnelley
Printed in England by Leycol Printers Ltd
Printed on elemental chlorine-free paper
Sourced from sustainably managed forests

www.bt.com
PHME 59915

By Appointment to
Her Majesty the Queen
Suppliers of Communications, Broadband
and Networked Services
BT
London